As filed with the Securities and Exchange Commission on February 13, 2004

Registration No. 333-111415

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 1 TO

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SEACOAST FINANCIAL SERVICES CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Massachusetts	6036	04-1659040
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Compass Place

New Bedford, Massachusetts 02740

(508) 984-6000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kevin G. Champagne

President and Chief Executive Officer

Seacoast Financial Services Corporation

One Compass Place

New Bedford, Massachusetts 02740

(508) 984-6000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

With copies to:

William P. Mayer, Esq. James A. Matarese, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109-2881 (617) 570-1000	Peter W. Coogan, Esq. Carol Hempfling Pratt, Esq. Foley Hoag LLP 155 Seaport Boulevard Boston, Massachusetts 02210 (617) 832-1000

Approximate date of commencement of proposed sale to the public:  Upon consummation of the merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ABINGTON BANCORP, INC.

97 Libbey Parkway

Weymouth, Massachusetts 02189

(781) 682-6400

February 13, 2004

Dear stockholders:

You are cordially invited to attend a special meeting of stockholders of Abington Bancorp, Inc. to be held at 11:00 a.m., local time, on March 25, 2004, at Abington’s Corporate Headquarters, 97 Libbey Parkway, Weymouth, Massachusetts. At the special meeting, you will be asked to consider and vote upon a proposal to approve an agreement and plan of merger pursuant to which Abington will merge with a wholly owned subsidiary of Seacoast Financial Services Corporation. After completion of the merger, we expect that current Seacoast stockholders will own approximately 85.8% of the combined company and Abington stockholders will own approximately 14.2% of the combined company.

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Abington common stock will be converted into the right to receive 1.4468 shares of Seacoast common stock, plus cash in lieu of any fractional share interest, or $34.00 in cash. You will have the opportunity to elect to receive all cash, all stock or a combination of cash and stock for your shares of Abington common stock, subject to allocation procedures designed to ensure that 75% of the shares of Abington common stock will be converted into the right to receive shares of Seacoast common stock and 25% will be converted into the right to receive cash. You will receive a separate mailing that will contain instructions for making your election.

Seacoast common stock is listed on The Nasdaq National Market under the symbol “SCFS.” On February 11, 2004, the closing sales price of a share of Seacoast common stock was $35.27.

The merger cannot be completed unless the holders of a majority of the outstanding shares of Abington common stock, voting in person or by proxy, vote in favor of approval of the merger agreement and the merger at the special meeting.

Stockholders who do not receive any cash in exchange for their shares of Abington common stock will generally not be taxed on the exchange. However, stockholders generally will be taxed if they receive cash in exchange for their shares of Abington common stock or instead of any fractional share of Seacoast common stock that they would otherwise be entitled to receive.

In deciding whether to vote in favor of the merger agreement and the merger, and if so whether to elect to receive cash and/or Seacoast common stock, you should be aware that on January 26, 2004, Seacoast entered into an agreement and plan of merger with Sovereign Bancorp, Inc. under which Seacoast will be merged with and into Sovereign, with Sovereign as the surviving corporation. The Sovereign/Seacoast merger is scheduled to close after the consummation of the Seacoast/Abington merger. Stockholders of Seacoast (including Abington stockholders who receive Seacoast common stock in exchange for their shares of Abington common stock and do not sell their Seacoast shares prior to the consummation of the Sovereign/Seacoast merger) generally will receive 1.461 shares of Sovereign common stock for each share of Seacoast that they own, subject to potential adjustment, based on the average of Sovereign’s closing share prices as reported on the New York Stock Exchange for the 15 trading days prior to the later to occur of (1) Seacoast’s stockholder meeting to consider the Sovereign/Seacoast merger, or (2) the date of the receipt of the last governmental approval required to complete the Sovereign/Seacoast merger (the Sovereign determination date).

Sovereign is listed on the New York Stock Exchange under the symbol “SOV.” On February 11, 2004, the closing sales price of Sovereign common stock was $23.25.

The Sovereign/Seacoast merger is subject to a number of conditions, including receipt of regulatory approvals and the approval of the Seacoast stockholders. We cannot assure you that the Sovereign/Seacoast merger will be consummated, or, if it is consummated, what the exchange ratio or value of Sovereign common stock may be or when the closing will occur.

Based on our reasons for the merger described herein, including the fairness opinion issued by McConnell, Budd & Romano, Inc., our financial advisor, our board of directors believes that the merger is advisable, in your best interests and on terms that are fair to you. Accordingly our board of directors recommends that you vote “FOR” approval of the merger agreement and the merger.

Your vote is very important. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you do not vote in person or by proxy the effect will be a vote against the proposal to approve the merger agreement.

Following this letter you will find a formal notice of the special meeting and a proxy statement/prospectus providing you with detailed information concerning the merger agreement, Seacoast, Abington and related matters, including the Sovereign/Seacoast merger. Please give all the information contained or incorporated by reference in the proxy statement/prospectus your careful attention. Please give particularly careful consideration to the discussion in the section entitled “Risk Factors” beginning on page 31 of the attached proxy statement/prospectus.

We look forward to your support.

Sincerely,

James P. McDonough
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Seacoast common stock to be issued in the merger or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense. The shares of Seacoast common stock are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by any federal or state governmental agency.

This proxy statement/prospectus is dated February 13, 2004, and was first mailed to stockholders of Abington on or about February 20, 2004.

REFERENCE TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Seacoast and Sovereign from other documents that are not included in, or delivered with, this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. We have listed the documents containing this information on page 159. You can obtain these documents relating to Seacoast and Sovereign, or any documents referred to in this proxy statement/prospectus relating to Abington, by requesting them in writing or by telephone from the appropriate company at the following addresses:

Seacoast Financial Services Corporation One Compass Place New Bedford, Massachusetts 02740 Attention: James R. Rice (508) 984-6000	Sovereign Bancorp, Inc. 1130 Berkshire Boulevard Wyomissing, Pennsylvania 19610 Attention: Investor Relations (800) 628-2673	Abington Bancorp, Inc. 97 Libbey Parkway Weymouth, Massachusetts 02189 Attention: Joanne Strondak (781) 682-6400

If you would like to request documents, you must do so no later than March 18, 2004 in order to receive them before Abington’s special meeting of stockholders. You will not be charged for any of these documents that you request.

For additional information regarding where you can find information about Seacoast, Abington and Sovereign, please see the section entitled “Where You Can Find More Information” beginning on page 159 of this proxy statement/prospectus. The information contained in this proxy statement/prospectus with respect to Seacoast and its subsidiaries was provided by Seacoast, the information contained in this proxy statement/prospectus with respect to Abington and its subsidiaries was provided by Abington, and the information contained in this proxy statement/prospectus with respect to Sovereign and its subsidiaries was provided by Sovereign.

Additional information concerning the Sovereign/Seacoast merger will be contained in documents filed with the Securities and Exchange Commission, including a registration statement on Form S-4. You will be able to obtain those documents when they become available free of charge at the Securities and Exchange Commission’s Internet website (http://www.sec.gov). No assurances can be made that such filing will be available prior to the date of the Abington special meeting of stockholders.

For information on submitting your proxy, please refer to the instructions on the enclosed proxy card.

ABINGTON BANCORP, INC.

97 Libbey Parkway

Weymouth, Massachusetts 02189

(781) 682-6400

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on March 25, 2004

To the stockholders of Abington Bancorp, Inc.:

We will hold a special meeting of stockholders of Abington Bancorp, Inc. at 11:00 a.m., local time, on March 25, 2004, at Abington’s Corporate Headquarters, 97 Libbey Parkway, Weymouth, Massachusetts, for the following purposes:

1.	to consider and vote upon a proposal to approve the agreement and plan of merger dated as of October 20, 2003, among Abington Bancorp, Inc., Seacoast Financial Services Corporation and Coast Merger Sub Corporation, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and to approve the merger as contemplated by the merger agreement;

2.	to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

3.	to transact any other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

Only holders of record of Abington common stock at the close of business on February 5, 2004 will be entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting.

If the merger agreement is approved by stockholders at the special meeting and the merger is subsequently consummated, any stockholder of record as of the record date for the special meeting (i) who delivers to Abington, before the stockholder vote on the merger agreement, a written objection to the merger stating that he, she or it intends to demand payment for his, her, or its shares through the exercise of his, her or its statutory appraisal rights; (ii) whose shares are not voted in favor of approving the merger agreement; and (iii) who demands in writing payment for his, her or its shares within 20 days after the date of the notice that the merger has become effective is mailed to stockholders, shall be entitled to receive payment for his, her or its shares and an appraisal of the value thereof. Abington, its successor and any such stockholder shall in such case have the rights and duties and shall follow the procedures set forth in Sections 85 through 98 of Chapter 156B of the Massachusetts Business Corporation Law, which are described in the section entitled “The Merger—Appraisal Rights” beginning on page 67 of the accompanying proxy statement/prospectus and a copy of which are attached as Annex D to the proxy statement/prospectus.

Our board of directors has determined that the merger agreement is advisable, in the best interests of Abington stockholders and on terms that are fair to Abington stockholders and recommends that stockholders vote “FOR” approval of the merger agreement and approval of the merger.

Your vote is very important. Even if you plan to be present at the special meeting, please promptly complete, sign, date and return your proxy card in the enclosed envelope. Failure to vote your shares will have the same effect as a vote against the merger agreement.

By Order of the Board of Directors

Joanne Strondak
Clerk

Weymouth, Massachusetts

February 13, 2004

Please do not send your stock certificates at this time. If the merger is completed you will be sent instructions regarding the surrender of your stock certificates.

ANNEXES

Page
Annex A	Agreement and Plan of Merger dated as of October 20, 2003 among Seacoast Financial Services Corporation, Coast Merger Sub Corporation and Abington Bancorp, Inc	A-1
Annex B	Form of Voting Agreement	B-1
Annex C	Opinion of McConnell, Budd & Romano, Inc.	C-1
Annex D	Sections 85 through 98 of the Massachusetts Business Corporation Law	D-1

QUESTIONS AND ANSWERS

Q:	What am I being asked to vote on?

A:	You are being asked to vote to approve a merger agreement among Seacoast Financial Services Corporation, Abington Bancorp, Inc. and Coast Merger Sub Corporation, a newly-formed, wholly owned subsidiary of Seacoast. As a result of the merger, Abington will become a subsidiary of Seacoast.

Q:	What will I receive in the merger? (See page 69)

A:	If the merger is completed, each share of Abington common stock will be converted into the right to receive either $34.00 in cash or 1.4468 shares of Seacoast common stock, plus cash in lieu of any fractional share interest. You may elect to exchange your shares of Abington common stock for all stock, all cash or a combination of stock and cash. However, the merger agreement provides that 75% of the total number of outstanding shares of Abington common stock will be converted into the right to receive Seacoast common stock and 25% will be converted into the right to receive cash. Therefore, you may not receive exactly the form of consideration that you request. You should note that Seacoast has recently entered into a merger agreement with Sovereign Bancorp, Inc. under which Seacoast stockholders (including former Abington stockholders who receive Seacoast common stock in the merger) will be entitled to receive 1.461 shares of Sovereign common stock for each share of Seacoast common stock that they own, subject to adjustment under certain circumstances.

Q:	How do I elect to receive cash, stock or a combination of cash and stock for my Abington stock? (See page 69)

A:	Instructions for making your election and for returning your Abington stock certificates will be sent to you by the exchange agent. Do not return your Abington stock certificates with your proxy card. Instead, please use the envelope that accompanies the election form provided to you by the exchange agent for your stock certificates and the election form. If you do not make a timely election, you will receive Seacoast common stock and/or cash depending on the elections made by other Abington stockholders.

Q:	How does the Abington board of directors recommend that I vote? (See pages 49 and 55)

A:	The Abington board of directors recommends that you vote “FOR” approval of the merger agreement and approval of the merger.

Q:	What vote of Abington stockholders and what vote of Seacoast stockholders is required in connection with the merger? (See page 48)

A:	The affirmative vote of the holders of at least a majority of the outstanding shares of Abington entitled to vote on the approval of the merger agreement and approval of the merger is required to approve the merger agreement and the merger. No vote of Seacoast stockholders is required (or will be sought) in connection with the merger.

Q:	Can the number of shares of Seacoast common stock to be issued in the merger for each share of Abington common stock change between now and the time the merger is completed? (See page 69)

A:	No, except under limited circumstances. The exchange ratio is a fixed ratio, which means that it will not change if the trading price of the Seacoast common stock changes between now and the time the merger is completed. Therefore, the market value of the Seacoast common stock you will receive in the merger will fluctuate depending upon the price of the Seacoast common stock. However, if the price of the Seacoast common stock declines by more than 20% and underperforms a peer group by more than 10% during a designated measurement period, Seacoast may elect to increase the number of shares to be issued to holders of Abington common stock who are to receive shares of Seacoast common stock in the merger if Abington gives notice of its intent to terminate the merger agreement under such circumstances. For more information, see the section entitled “Risk Factors” beginning on page 31 of this proxy statement/prospectus.

In the event of a stock split, stock dividend or other similar event prior to the merger, the exchange ratio will be adjusted to provide Abington stockholders with the same economic effect as contemplated by the merger agreement.

Q:	When will I receive shares of Seacoast common stock or cash? (See page 73)

A:	Shortly after the merger is completed, the exchange agent will allocate cash and Seacoast common stock among Abington stockholders, consistent with their elections and the allocation and proration procedures in the merger agreement. Your shares of Seacoast common stock and/or cash will be sent to you after the allocation is completed.

Q:	Will I be able to trade the Seacoast common stock that I receive in the merger? (See page 66)

A:	Yes. The Seacoast common stock issued in the merger will be registered with the Securities and Exchange Commission and listed on The Nasdaq National Market under the symbol “SCFS.” All shares of Seacoast common stock that you receive in the merger will be freely transferable unless you are deemed to be an affiliate of Abington prior to the completion of the merger or an affiliate of Seacoast after the completion of the merger, or your shares are subject to other contractual restrictions. Shares of Seacoast common stock received by persons deemed to be affiliates in the merger may only be sold in compliance with Rule 145 under the Securities Act or as otherwise permitted under the Securities Act.

Q:	When is the merger expected to be completed? (See page 84)

A:	We expect to complete the merger as soon as practicable after Abington and Seacoast receive all applicable regulatory and stockholder approvals and all applicable antitrust waiting periods have expired, which we expect to occur during the second calendar quarter of 2004. However, we cannot be certain when these events will take place or when the merger will occur.

Q:	How is the merger impacted by the announcement of the Sovereign/Seacoast merger?

A:	If you receive Seacoast common stock in the merger and the Sovereign/Seacoast merger is subsequently completed, you will be entitled to receive 1.461 shares of Sovereign common stock for each share of Seacoast common stock that you own, subject to adjustments under certain circumstances. Under the Sovereign/Seacoast merger agreement, Seacoast is subject to customary restrictions relating to the conduct of its business pending consummation of the Sovereign/Seacoast merger. In addition, under the Sovereign/Seacoast merger agreement, Seacoast is not allowed to amend the Seacoast/Abington merger agreement or release or waive any Abington obligation under such merger agreement without the consent of Sovereign. The Sovereign/Seacoast merger agreement also contemplates that the Seacoast/Abington merger will be completed prior to the Sovereign/Seacoast merger, unless the Seacoast/Abington merger agreement has been terminated pursuant to its terms. Finally, as a result of the public announcement of the Sovereign/Seacoast merger, the price of Seacoast common stock may fluctuate in part in relation to the market price of Sovereign common stock. For more information regarding the Sovereign/Seacoast merger, see the section entitled “Recent Developments—Sovereign/Seacoast Merger” on page 43 of this proxy statement/prospectus.

Q:	How much of the combined company will Abington stockholders own? (See page 65)

A:	After the merger, Abington stockholders will own approximately 14.2% of the Seacoast common stock (based on shares outstanding as of the date of this proxy statement/prospectus, but excluding shares of Abington common stock beneficially owned by Seacoast which will be canceled for no consideration in the merger).

Q:	What are the tax consequences of the merger to the Abington stockholders? (See page 94)

A:

The conversion of shares of Abington common stock solely into Seacoast common stock in the merger will be a tax-free reorganization for federal income tax purposes. Accordingly, Abington stockholders will generally not recognize any gain or loss for federal income tax purposes on the conversion of their Abington common stock into Seacoast common stock in the merger. However, Abington stockholders will generally be taxed if they receive cash in exchange for their shares of Abington common stock or instead of any fractional share of Seacoast common stock that they would otherwise be entitled to receive. Because the tax consequences of receiving cash will differ from the tax consequences of receiving stock, you should carefully read the tax information in the section of this proxy statement/prospectus entitled “The Merger—Federal Income Tax Consequences” beginning on page 94.

Q:	What do I need to do now?

A:	After you have carefully read this proxy statement/prospectus, indicate on your proxy card how you want your shares to be voted. Then complete, sign, date and mail your proxy card in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented and voted at the special meeting.

Q:	Why is my vote important?

A:	If you do not return your proxy card or vote in person at the special meeting, it will be more difficult for Abington to obtain the necessary quorum to hold the special meeting. In addition, the failure of an Abington stockholder to vote, by proxy or in person, will have the same effect as a vote against the merger agreement and the merger. The merger must be approved the holders of a majority of the outstanding shares of Abington common stock entitled to vote at the special meeting.

Q:	If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A:	No. Your broker, bank or other nominee will not be able to vote shares held by it in “street name” on your behalf without instructions from you. You should instruct your broker, bank or other nominee to vote your shares, following the directions your broker, bank or other nominee provides.

Q:	What if I fail to instruct my broker, bank or other nominee?

A:	If you fail to instruct your broker, bank or other nominee to vote your shares, your broker, bank or other nominee may submit an unvoted proxy. The resulting broker non-vote will be counted toward a quorum at the special meeting, but it will have the same effect as a vote against the merger agreement.

Q:	Can I attend the meeting and vote my shares in person?

A:	Yes. All stockholders are invited to attend the special meeting. However, if you hold your shares in “street name,” you will need proof of ownership to be admitted. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. Only stockholders of record on February 5, 2004 can vote in person at the special meeting. If your shares are held in “street name,” then you are not the stockholder of record and you must ask your broker, bank or other nominee how you can vote at the special meeting.

Q:	Can I change my vote?

A:	Yes. If you have not voted through your broker, bank or other nominee, there are three ways you can change your vote after you have submitted your proxy:

•	First, you may send a written notice to the Clerk of Abington, stating that you would like to revoke your proxy before the special meeting.

•	Second, you may complete and submit a new proxy card. The latest vote actually received by Abington before the special meeting will be counted, and any earlier proxies will be revoked automatically.

•	Third, you may attend the special meeting and vote in person. Any earlier proxy will thereby be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a broker, bank or other nominee to vote your shares, you must follow directions you receive from your broker, bank or other nominee to change your vote.

Q:	Can I submit my proxy by telephone or over the Internet?

A:	If you hold shares directly, then you may not vote by telephone or over the Internet. If you hold your shares through a bank or brokerage firm, you may be able to submit your proxy by telephone or over the Internet. You should refer to the proxy card provided by your bank or brokerage firm for instructions about how to vote. If you vote by telephone or over the Internet, you do not need to complete and mail your proxy card.

Q:	If I receive shares of Seacoast common stock in exchange for shares of my Abington common stock, how many shares of Sovereign common stock will I receive upon consummation of the Sovereign/Seacoast merger (assuming I do not sell the Seacoast shares prior to the closing of the Sovereign/Seacoast merger)? (See page 43)

A:	Assuming you elect and receive all stock in the merger, for each share of Abington common stock that you own you will receive 1.4468 shares of Seacoast common stock upon consummation of the merger. Upon consummation of the Sovereign/Seacoast merger, each share of Seacoast common stock will be converted into the right to receive 1.461 shares of Sovereign common stock if Sovereign common stock is valued at $23.96 or above on the later to occur of (1) Seacoast’s stockholder meeting to consider the Sovereign/Seacoast merger, or (2) the date of the receipt of the last governmental approval required to complete the Sovereign/Seacoast merger (the Sovereign determination date) (for example, 100 shares of Abington common stock will ultimately be converted into 210 shares of Sovereign common stock, after taking into account cash paid in lieu of fractional shares). If the value of Sovereign’s common stock on the Sovereign determination date is greater than $21.56 and less than $23.96, the number of shares of Sovereign common stock you will receive for each of your shares of Seacoast common stock will increase to such number of shares as will yield you $35.00 in value for each share of Seacoast common stock. If the value of Sovereign’s common stock on the Sovereign determination date is $21.56 or below, you will receive 1.623 shares of Sovereign common stock for each share of Seacoast common stock that you own regardless of the Sovereign market value, provided, that, under certain circumstances, Seacoast has the right to terminate the Sovereign/Seacoast merger agreement, as described below.

Q:	When do you expect the Sovereign/Seacoast merger to close? Are there any impediments to the Sovereign/Seacoast merger being consummated? (See page 43)

A:	The Sovereign/Seacoast merger is expected to be consummated during the third quarter of 2004. The Sovereign/Seacoast merger is subject to customary and standard conditions to closing (including approval by various regulatory agencies). In addition, Seacoast’s articles of organization require that the affirmative vote of 75% of the total number of votes eligible to be cast by stockholders be voted in favor of the Sovereign/Seacoast merger. Furthermore, Seacoast has the right to terminate the Sovereign/Seacoast merger at any time prior to the Sovereign/Seacoast merger if (1) Sovereign’s stock price on the Sovereign determination date has declined by 15% or more and (2) Sovereign underperforms an index of ten peer financial institutions by more than 15%, subject to a right on Sovereign’s part to void the termination by increasing the exchange ratio to an exchange ratio that would yield $33.06 in value for each share of Seacoast common stock outstanding.

Q:	If I receive shares of Seacoast common stock in the merger, and do not sell those shares prior to the close of the Sovereign/Seacoast merger, what dividend per share can I expect from Sovereign after consummation of the Sovereign/Seacoast merger?

A: Sovereign has consistently paid a cash dividend of $0.10 per share per year since 2001.

Q:	Whom should I call with questions?

A:	You should call Renée Czajkowski, Investor Relations at Abington, at (781) 682-6920 with any questions about the merger and related transactions.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus and other documents to which we refer in order to understand fully the merger and the related transactions. In particular, you should read the annexes attached to this proxy statement/prospectus, including the merger agreement, which is attached to this proxy statement/prospectus as Annex A. We have included page references in parentheses to direct you to a more complete description of the topics presented in this summary. In addition, Seacoast incorporates by reference into this proxy statement/prospectus important business and financial information. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 159 of this proxy statement/prospectus.

Throughout this proxy statement/prospectus, “Abington,” “we” and “our” refer to Abington Bancorp, Inc.; “Abington Savings Bank” refers to our banking subsidiary, Abington Savings Bank; “Seacoast” refers to Seacoast Financial Services Corporation; “Coast Merger Sub Corporation” refers to Seacoast’s wholly owned subsidiary, Coast Merger Sub Corporation; “Compass Bank” refers to Seacoast’s banking subsidiary, Compass Bank for Savings; “Nantucket Bank” refers to Seacoast’s other banking subsidiary, Nantucket Bank; “Sovereign” refers to Sovereign Bancorp, Inc.; and “Sovereign Bank” refers to Sovereign’s banking subsidiary, Sovereign Bank. Also, we refer to the merger between Abington and Coast Merger Sub Corporation as the “merger,” the merger between Abington Savings Bank and Compass Bank as the “bank merger,” the agreement and plan of merger, dated as of October 20, 2003, by and among Seacoast, Coast Merger Sub Corporation and Abington as the “merger agreement,” the merger between Seacoast and Sovereign as the “Sovereign/Seacoast merger” and the agreement and plan of merger, dated as of January 26, 2004, by and between Sovereign and Seacoast as the “Sovereign/Seacoast merger agreement.”

Parties to the Proposed Merger

ABINGTON BANCORP, INC.

97 Libbey Parkway

Weymouth, Massachusetts 02189

(781) 682-6400

www.abingtonsavingsonline.com

Abington is a Massachusetts corporation and a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Abington conducts business from its executive offices in Weymouth, Massachusetts. Abington’s principal asset is all of the capital stock of Abington Savings Bank, a Massachusetts-chartered savings bank.

Through Abington Savings Bank, Abington is principally engaged in the business of attracting deposits from the general public, borrowing funds and investing those deposits and funds. In its investments, Abington has emphasized various types of residential and commercial real estate loans, commercial loans, residential construction loans, consumer loans and investments in securities. At September 30, 2003, Abington had consolidated assets of $822.8 million and consolidated stockholders’ equity of $56.8 million.

For more information on the business of Abington, please refer to the section entitled “Information About Abington” beginning on page 114 of this proxy statement/prospectus.

SEACOAST FINANCIAL SERVICES CORPORATION

One Compass Place

New Bedford, Massachusetts 02740

(508) 984-6000

www.seacoastfinancial.com

Seacoast is a Massachusetts corporation and a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Seacoast conducts business from its executive offices in New Bedford, Massachusetts. Seacoast’s principal assets are all of the capital stock of Compass Bank and Nantucket Bank, both of which are Massachusetts-chartered savings banks.

Compass Bank’s and Nantucket Bank’s principal business is gathering deposits from customers within their market areas and investing those funds in residential and commercial real estate loans, indirect automobile loans (Compass Bank only), commercial loans, construction loans, home equity loans and other consumer loans and investment securities. At September 30, 2003, Seacoast had consolidated assets of $4.5 billion and consolidated stockholders’ equity of $382.9 million.

For more information on the business of Seacoast, Compass Bank and Nantucket Bank, please refer to Seacoast’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Form 10-Q for the period ended September 30, 2003. Please refer to the section of this proxy statement/prospectus entitled “Where You Can Find More Information” on page 159 in order to find out where you can obtain copies of Seacoast’s Annual Report as well as other documents Seacoast files with the Securities and Exchange Commission.

COAST MERGER SUB CORPORATION

One Compass Place

New Bedford, Massachusetts 02740

(508) 984-6000

Coast Merger Sub Corporation was formed on October 17, 2003 as a Massachusetts corporation and a wholly owned subsidiary of Seacoast. Coast Merger Sub Corporation was formed solely to effect the merger and has not conducted any business during the period of its existence.

You May Elect to Receive Cash, Shares of Seacoast Common Stock or a Combination of Stock and Cash (Page 70)

Seacoast and Abington have proposed a merger in which Abington will merge with Coast Merger Sub Corporation. If the merger is completed, you will have the right to receive either $34.00 in cash or 1.4468 shares of Seacoast common stock, plus cash in lieu of any fractional share interest, for each share of Abington common stock that you hold. You will have the opportunity to elect to receive all cash, all stock or a combination of cash and stock for your shares of Abington common stock, subject to allocation procedures set forth in the merger agreement designed to ensure that 75% of the shares of Abington common stock will be converted into the right to receive shares of Seacoast common stock and 25% will be converted into the right to receive cash. The number of shares of Abington common stock that will be converted into the right to receive stock may be increased if necessary for Seacoast’s legal counsel to render its opinion that the merger will be treated as a reorganization for federal income tax purposes.

Under certain limited circumstances, the exchange ratio may be increased by Seacoast. If the average closing price of Seacoast common stock during the 14 trading days ending on and including the date (the determination date) on which the last required approval of the merger and bank merger is received (the average closing price) is (1) less than $18.80 (80% of $23.50 (the signing closing price)) and (2) underperforms a peer group of companies by more than 10% during a designated measurement period, Abington has the right to terminate the merger agreement unless Seacoast increases the merger consideration payable to Abington stockholders who are to receive shares of Seacoast common stock by increasing the exchange ratio and Abington would thereafter no longer have the right to terminate the merger agreement. If, as a result of an increase in the exchange ratio, the number of shares of Seacoast common stock that would be issued in the merger is greater than 19.99% of the total number of shares of Seacoast common stock outstanding immediately prior to the consummation of the merger, Seacoast will make a cash payment to Abington stockholders who otherwise would have received Seacoast common stock in an amount equal to the adjusted exchange ratio multiplied by the average closing price. For a more detailed discussion see the section entitled “The Merger—The Merger Agreement—Termination and Amendment” beginning on page 84 of this proxy statement/prospectus.

Separate instructions will be provided to you regarding how to make your election. Because the tax consequences of receiving cash will differ from the tax consequences of receiving stock, you should carefully read the tax information in the section of this proxy statement/prospectus entitled “The Merger—Federal Income Tax Consequences” beginning on page 94 of this proxy statement/prospectus.

If you elect to receive stock in the merger and the total number of shares of Seacoast common stock that Abington stockholders elect to receive in the merger exceeds the amount of common stock that Seacoast has agreed to issue in the merger, you will receive some cash instead of shares of Seacoast common stock. If you elect to receive cash in the merger and the total amount of cash that Abington stockholders elect to receive in the merger exceeds the amount of cash that Seacoast has agreed to pay in the merger, you will receive some shares of Seacoast common stock instead of cash. Therefore, you may not receive exactly the form of consideration that you elect.

The aggregate cash consideration to be issued in the merger would amount to $33,449,778 and the aggregate stock consideration to be issued in the merger would amount to 4,270,158 shares of Seacoast common stock based on the number of shares of Abington common stock outstanding on February 11, 2004 (excluding shares of Abington common stock beneficially owned by Seacoast which will be canceled for no consideration in the merger), and an exchange ratio of 1.4468.

Illustrations of Value of Cash and Stock Consideration

The table below illustrates the value of cash and stock consideration based on various assumed trading prices of Seacoast common stock. It is important to remember that the merger agreement provides that 75% of the outstanding shares of Abington common stock will be exchanged for shares of Seacoast common stock and 25% will be exchanged for cash. Even if you request all cash or all stock, whether you receive all cash or all stock will depend on the elections of other Abington stockholders. There is no guarantee that you will receive the exact allocation of cash or stock that you request.

100 Shares of Abington Common Stock Exchanged for All Seacoast Common Stock				100 Shares of Abington Common Stock Exchanged for All Cash

Assumed Trading Price of Seacoast Stock (1)	Exchange Ratio	Number of Seacoast Shares to be Received (2)	Value of Seacoast Shares to be Received (2)	Cash Consideration to be Received
$18.80 (3)	1.4468	144	$2,707.20	$3,400
$19.00	1.4468	144	$2,736.00	$3,400
$20.00	1.4468	144	$2,880.00	$3,400
$21.00	1.4468	144	$3,024.00	$3,400
$22.00	1.4468	144	$3,168.00	$3,400
$23.00	1.4468	144	$3,312.00	$3,400
$23.50 (4)	1.4468	144	$3,384.00	$3,400
$24.00	1.4468	144	$3,456.00	$3,400
$25.00	1.4468	144	$3,600.00	$3,400
$26.00	1.4468	144	$3,744.00	$3,400
$27.00	1.4468	144	$3,888.00	$3,400
$28.00	1.4468	144	$4,032.00	$3,400
$29.00	1.4468	144	$4,176.00	$3,400
$30.00	1.4468	144	$4,320.00	$3,400
$31.00	1.4468	144	$4,464.00	$3,400
$32.00	1.4468	144	$4,608.00	$3,400
$33.00	1.4468	144	$4,752.00	$3,400
$34.00	1.4468	144	$4,896.00	$3,400
$35.00	1.4468	144	$5,040.00	$3,400
$36.00	1.4468	144	$5,184.00	$3,400
$37.00	1.4468	144	$5,328.00	$3,400

(1)	On February 11, 2004, a date proximate to the date of this proxy statement/prospectus, the closing sale price of Seacoast common stock was $35.27.
(2)	Based upon the exchange ratio of 1.4468, 100 shares of Abington common stock would be converted into 144.68 shares of Seacoast common stock, but all fractional shares (in this case 0.68 shares) will be paid in cash based on the closing price of Seacoast common stock on the business day preceding the consummation of the merger.
(3)	Under the merger agreement, Abington has the right to terminate the merger agreement if the average closing price of the Seacoast common stock is less than $18.80 (a decline of 20% from the signing closing price) and underperforms a peer group of companies by more than 10% during a designated measurement period unless Seacoast agrees to increase the number of shares of Seacoast common stock to be issued to holders of Abington common stock who are to receive shares of Seacoast common stock in the merger. These possible events are not illustrated in the table.
(4)	The exchange ratio was established based on a Seacoast common stock price of $23.50.

When and How to Choose the Method of Payment for Your Abington Shares (Page 70)

Shares of Abington common stock will be converted into the right to receive either Seacoast common stock or cash as chosen by you, subject to election and allocation procedures discussed herein and described in detail in the merger agreement. At least 25 business days before the merger is expected to be completed, you will be sent an election form by the exchange agent on which you may specify whether you wish to receive cash, Seacoast common stock or a combination of stock and cash in exchange for your shares of Abington common stock. You may also make “no election” as to whether you receive cash or Seacoast common stock as payment for your Abington shares. Your choice will be honored to the extent possible, but because of the overall limitation on the number of Abington shares that will be converted into the right to receive cash and the number of Abington shares that will be converted into the right to receive shares of Seacoast common stock, whether you receive the amount of cash and/or stock you request will depend on what other Abington stockholders elect to receive as consideration for their shares. Therefore, you may not receive exactly the form of consideration that you elect and you may receive a pro rata amount of cash and Seacoast common stock even if you elect to receive all cash or all stock.

Seacoast will not issue fractional shares. Instead, Abington stockholders who receive Seacoast common stock will receive the value of any fractional share interest in cash based on the closing price of a share of Seacoast common stock on the business day preceding the effective time of the merger.

You should not forward your stock certificates with your proxy card. An election form and detailed instructions on how to choose your preferred form of cash and/or stock consideration will be sent to you at least 25 business days before the merger is expected to be completed. You will then have 20 days in which to complete the election form and return it as instructed with your stock certificates. After the forms have been received and processed, you will be sent the Seacoast common stock and/or cash to which you are entitled.

Federal Tax Consequences of the Merger (Page 94)

The merger is expected to be a “reorganization” for federal income tax purposes. As a reorganization, Abington stockholders generally will not recognize any gain or loss on the conversion of shares of Abington common stock solely into shares of Seacoast common stock. However, Abington stockholders generally will be taxed if they receive cash in exchange for their shares of Abington common stock or instead of any fractional share of Seacoast common stock that they would otherwise be entitled to receive. The parties’ obligation to complete the merger is conditioned on their receipt of an opinion of counsel, dated as of the effective date of the merger, to the effect that, based on certain facts, representations and assumptions, the merger will be treated as a “reorganization” for federal income tax purposes.

Tax matters are complicated, and the tax consequences of the merger to Abington stockholders will depend upon the facts of each stockholder’s particular situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed herein. Accordingly, we strongly urge you to consult your own tax advisor for a full understanding of the tax consequences of the merger to you.

Opinion of Abington’s Financial Advisor (Page 55)

In connection with the merger, Abington’s board of directors received the opinion of its financial advisor, McConnell, Budd & Romano, Inc., that as of October 20, 2003 (the date on which the Abington board of directors approved the merger agreement) the merger consideration was fair to the stockholders of Abington from a financial point of view. This opinion was subsequently confirmed as of the date of this proxy statement/prospectus and is included as Annex C to this proxy statement/prospectus. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by McConnell, Budd & Romano in providing its opinion.

Recommendation of the Board of Directors (Pages 49 and 55)

The Abington board has approved the merger agreement and recommends that Abington stockholders vote “FOR” the approval of the merger agreement and approval of the merger. The Abington board has determined that the merger is advisable, in the best interest of Abington’s stockholders and on terms that are fair to Abington stockholders.

Date, Time and Location of the Special Meeting (Page 47)

The special meeting will be held at 11:00 a.m., local time, on March 25, 2004, at Abington’s Corporate Headquarters, 97 Libbey Parkway, Weymouth, Massachusetts. At the special meeting, Abington stockholders will be asked to approve the merger agreement and the merger and approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement and the merger and act on any other matters that may properly come before the special meeting.

Record Date and Voting Rights for the Special Meeting (Page 47)

You are entitled to vote at the special meeting if you owned shares of Abington common stock as of the close of business on February 5, 2004, the record date. You will have one vote at the special meeting for each share of Abington common stock that you owned on that date.

Stockholders of record may vote by proxy or by attending the special meeting and voting in person. Each proxy returned to Abington (and not revoked) by a holder of Abington common stock will be voted in accordance with the instructions indicated thereon. If no voting instructions are indicated on a signed proxy card, your shares will be voted “FOR” approval of the merger agreement and the merger and “FOR” the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement and the merger.

Vote Required to Approve the Merger Agreement (Page 48)

The affirmative vote of a majority of the outstanding shares of the common stock of Abington is required to approve the merger agreement and the merger. Not voting, or failing to instruct a broker, bank or other nominee how to vote shares held in their name for you, will have the same effect as voting against the merger agreement.

Stock Held by Management of Abington (Page 89)

The directors and executive officers of Abington, who are entitled to vote approximately 15.24% of the outstanding shares of Abington common stock as of the record date for the special meeting, have entered into voting agreements with Seacoast pursuant to which they have agreed to vote all of their shares in favor of the merger agreement.

Seacoast and Abington Must Meet Several Conditions to Complete the Merger (Page 74)

Completion of the merger depends on meeting a number of conditions, including the following:

•	Abington stockholders must have approved the merger agreement by the requisite vote;

•	Seacoast and Abington must have received all required regulatory approvals for the merger and for the merger of Abington Savings Bank into Compass Bank, and any waiting periods required by law must have passed;

•	there must be no law, injunction or order enacted or issued preventing completion of the merger or the bank merger;

•	the registration statement filed by Seacoast to register the shares of Seacoast common stock to be issued in the merger must have been declared effective, no stop order shall have been issued or pending and all “blue sky” approvals must have been obtained;

•	Seacoast and Abington must each have received a legal opinion confirming the tax-free nature of the merger;

•	the representations and warranties of each of Seacoast and Abington in the merger agreement must be accurate in all material respects; and

•	Seacoast and Abington must have complied in all material respects with their respective covenants in the merger agreement.

Unless prohibited by law, either Seacoast or Abington may elect to waive any condition that has not been satisfied by the other party and complete the merger anyway. The parties cannot be certain whether or when any of the conditions to the merger will be satisfied, or waived where permissible, or that the merger will be completed.

Regulatory Approvals Required to Complete the Merger (Page 76)

To complete the merger and the bank merger we need the prior approval of, or waiver from, the Federal Reserve Board, the Federal Deposit Insurance Corporation and Massachusetts regulatory authorities. The U.S. Department of Justice is able to provide input into the approval process of federal banking agencies and will have no less than 15 and up to 30 days following any approval of a federal banking agency to challenge the approval on antitrust grounds. Seacoast and Abington filed applications with the Massachusetts Board of Bank Incorporation and the Massachusetts Commissioner of Banks on December 15, 2003 and with the Federal Deposit Insurance Corporation on January 16, 2004. The companies expect to file by the middle of February 2004 all remaining necessary applications and notices with the applicable regulatory agencies. Seacoast and Abington cannot predict, however, whether the required regulatory approvals will be obtained or whether any such approvals will have conditions that would be detrimental to Seacoast following completion of the merger.

Seacoast and Abington May Terminate the Merger Agreement (Page 84)

Seacoast and Abington can agree at any time to terminate the merger agreement before completing the merger, even if the Abington stockholders have already voted to approve the merger agreement.

Either company also can terminate the merger agreement if:

•	the merger is not completed by July 31, 2004, or such later date as the parties may agree in writing;

•	any required regulatory approvals for consummation of the merger or the bank merger shall have been denied by a final nonappealable order;

•	the other company breaches any of its representations, warranties or obligations under the merger agreement in a manner which would be reasonably expected to have a material adverse effect on such company and the breach cannot be, or has not been, cured within 30 days of notice of the breach; or

•	the stockholders of Abington do not approve the merger agreement.

Seacoast may terminate the merger agreement at any time prior to the Abington special meeting if:

•	Abington breaches its covenant not to solicit other offers;

•	the Abington board of directors withdraws or modifies its recommendation to the Abington stockholders that the merger agreement be approved in any way that is adverse to Seacoast; or

•	Abington materially breaches its obligations to call and hold a meeting of stockholders to consider the merger agreement.

Seacoast also may terminate the merger agreement if a third party commences a tender offer or exchange offer for 15% or more of the outstanding Abington common stock and the Abington board of directors recommends that Abington stockholders tender their shares in the offer or otherwise fails to recommend that they reject the offer within a specified period.

Abington also may terminate the merger agreement if the average closing price of the Seacoast common stock is less than 20% of the average signing price of the Seacoast common stock and underperforms a peer group of companies by more than 10% during a designated measurement period, unless Seacoast agrees to increase the number of shares of Seacoast common stock to be issued to holders of Abington common stock who are to receive shares of Seacoast common stock in the merger.

Seacoast and Abington May Amend and Extend the Merger Agreement (Page 84)

The parties may amend the merger agreement at any time before the merger actually takes place, and may agree to extend the time within which any action required by the merger agreement is to take place, provided that no amendment may be made after the Abington special meeting that changes in kind, or reduces in amount, the merger consideration without the further approval of the Abington stockholders.

Interests of Abington’s Directors and Executive Officers in the Merger (Page 91)

Some of Abington’s directors and executive officers have agreements, stock options and other benefit plans that provide them with interests in the merger that are different from, or in addition to, your interests. Abington and Abington Savings Bank have entered into special termination agreements with certain of their executive officers that generally provide that if the officer’s employment is terminated under certain circumstances during a specified period following a change in control of Abington, the officer will have the right to receive a lump sum severance payment equal to three times (in the case of three executive officers) or one times (in the case of one other executive officer) his base amount. For this purpose, the base amount is generally the average of the executive’s annual compensation received from Abington for the previous five years (or period of employment with Abington, if shorter). One other executive officer of Abington and Abington Savings Bank will receive a lump sum severance payment generally equal to two times his current base salary and annual bonus.

In addition, in connection with the execution of the merger agreement, the following agreements were entered into with James P. McDonough, President and Chief Executive Officer of Abington, and Kevin M. Tierney, Sr., Vice President of Abington, to be effective upon completion of the merger:

•	an employment agreement, subsequently amended, among Seacoast, Compass Bank and Mr. McDonough, which provides, among other things, for Mr. McDonough to become the president of Compass Bank effective as of the consummation of the merger with an annual base salary of $350,000 per year plus participation in the benefit plans generally available to senior executives of Compass Bank and for Compass Bank to assume and continue to maintain the Supplemental Executive Retirement Agreement, or SERP, previously in effect between Mr. McDonough and Abington and which also provides for a severance benefit equal to three times the average of the sum of Mr. McDonough’s W-2 compensation plus contributions made on his behalf to the Compass Bank Employee Stock Ownership Plan and 401(k) Plan for the three preceding calendar years, plus a gross up amount to cover the amount of any excise taxes on such payment as a result of Section 4999 of the Internal Revenue Code, in the event that Mr. McDonough’s employment with Compass Bank is terminated under certain circumstances (including termination in connection with a change of control);

•	a change of control agreement among Seacoast, Compass Bank and Mr. McDonough, which provides, among other things, for the payment of an amount equal to three times Mr. McDonough’s then current base amount in the event that Mr. McDonough’s employment with Compass Bank is terminated under certain circumstances during a three year period following a change in control of Seacoast or Compass Bank and which requires Mr. McDonough to elect to receive severance benefits under either this change of control agreement or his employment agreement, in the event of a change in control. If the Sovereign/Seacoast merger is consummated, it is expected that Mr. McDonough will be entitled to receive severance either under this agreement or under the employment agreement described above in addition to the payment he will receive as a result of the merger, described below;

•	an amendment by which Seacoast:

•	acknowledges that the closing of the merger will constitute a terminating event under Mr. McDonough’s special termination agreement and provides for a payment to Mr. McDonough immediately prior to the merger, regardless of whether his employment is terminated, of his change of control benefit thereunder, which payment is estimated to be approximately $2.2 million;

•	acknowledges that Mr. McDonough’s SERP with Abington will be amended as of the effective time of the merger to eliminate any enhanced or special benefit under the SERP to which Mr. McDonough might otherwise be entitled in connection with the merger; and

•	consents to Abington amending some or all of Mr. McDonough’s incentive stock options, at Mr. McDonough’s request, to provide that such stock options shall become non-qualified stock options and which, upon exercise, would change Mr. McDonough’s base amount for purposes of his change of control payments; and

•	an amendment by which Seacoast:

•	acknowledges that the closing of the merger will constitute a terminating event under Mr. Tierney’s special termination agreement and that provides for a payment to Mr. Tierney immediately prior to the merger, regardless of whether his employment is terminated, of his change of control benefit thereunder, which payment is estimated to be approximately $1.1 million;

•	acknowledges that Mr. Tierney’s SERP with Abington will be amended as of the effective time of the merger to eliminate any enhanced or special benefit under the SERP to which Mr. Tierney might otherwise be entitled in connection with the merger;

•	consents to Abington amending some or all of Mr. Tierney’s incentive stock options, at Mr. Tierney’s request, to provide that such stock options shall become non-qualified stock options and which, upon exercise, would change Mr. Tierney’s base amount for purposes of his change of control payments; and

•	an oral agreement with Mr. Tierney, pursuant to which Seacoast has agreed to pay Mr. Tierney $120,000 for consulting services relating to Abington’s conversion.

In addition, the merger agreement provides for the appointment or election of Mr. McDonough and two non-employee directors of Abington to the boards of directors of Seacoast and Compass Bank. As of the date of this proxy statement/prospectus, the two non-employee directors of Abington to be appointed to the Seacoast and Compass Bank boards of directors have not been determined.

The Abington board of directors was aware of the foregoing interests and other interests of executive officers of Abington in the merger and considered them, among other matters, in approving the merger agreement and the merger.

Abington is Prohibited from Soliciting Other Offers (Page 82)

Abington has agreed that, while the merger is pending, it will not initiate or, subject to some limited exceptions, engage in discussions with any third party other than Seacoast regarding extraordinary transactions such as a merger, business combination or sale of a material amount of its assets or capital stock.

Accounting Treatment of the Merger (Page 66)

Seacoast will use the purchase method of accounting to account for the merger. The total purchase price will be allocated to the assets acquired and liabilities assumed, based on their estimated fair values at the time that the merger is consummated. To the extent that the purchase price exceeds the fair value of the net tangible assets acquired at the effective time of the merger, Seacoast will allocate the excess purchase price to all identifiable intangible assets. Any remaining excess will be allocated to goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” issued in July 2001 and effective for fiscal years beginning January 1, 2002, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually, and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. However, core deposit and other finite-lived intangibles recorded by Seacoast in connection with the merger will be amortized to expense over their estimated useful lives.

Rights of Stockholders of Seacoast and Abington Differ (Page 151)

Seacoast and Abington are both Massachusetts corporations subject to the provisions of the Massachusetts Business Corporation Law. Upon consummation of the merger, stockholders of Abington who receive shares of Seacoast common stock in exchange for their shares of Abington common stock will become stockholders of Seacoast and their rights as stockholders of Seacoast will be governed by Seacoast’s articles of organization and by-laws and the Massachusetts Business Corporation Law. The rights of stockholders of Seacoast differ in certain respects from the rights of stockholders of Abington.

Termination Payments (Page 87)

Abington has agreed to pay Seacoast $6.0 million if:

•	without Seacoast’s prior written consent, Abington enters into an agreement to effect, or consummates, a change in control transaction with a party other than Seacoast (including under limited circumstances within 12 months following termination of the merger agreement); or

•	the merger agreement is terminated by Seacoast as a result of:

•	Abington breaching its covenant not to solicit other offers;

•	the Abington board of directors withdrawing or modifying its recommendation to the Abington stockholders that the merger agreement be approved in any way that is adverse to Seacoast;

•	Abington materially breaching its covenants requiring the calling and holding of a meeting of Abington stockholders to consider the merger agreement; or

•	a third party commencing a tender offer or exchange offer for 15% or more of the outstanding Abington common stock and the Abington board of directors recommending that Abington stockholders tender their shares in the offer or otherwise failing to recommend that they reject the offer within a specified period.

If Abington makes a termination payment, Abington shall have no further obligations or liabilities to Seacoast or Compass Bank with respect to the merger agreement, the merger or the bank merger.

The termination payments agreed to by Abington are intended to increase the likelihood that the merger will be completed in accordance with the terms of the merger agreement and to compensate Seacoast if the merger is not completed. The requirement of the Abington termination payment could significantly increase the cost to a potential acquirer of acquiring Abington. Consequently, the Abington termination payment may discourage persons who otherwise might be interested in making a competing proposal to acquire Abington, even if those persons were prepared to pay consideration which had more value than the merger consideration to be received under the merger agreement.

The Shares of Seacoast Common Stock to be Issued in the Merger will be Listed on Nasdaq (Page 67)

Pursuant to the merger agreement, the shares of Seacoast common stock issued in connection with the merger will be listed on The Nasdaq National Market or any national securities exchange on which the Seacoast common stock may then be listed.

Appraisal Rights (Page 67)

Under Massachusetts law, holders of Abington common stock have the right to dissent from the merger and, if the merger is consummated and all requirements of Massachusetts law are satisfied by holders seeking to exercise appraisal rights, to receive payment equal to the fair value of their shares of Abington common stock, determined in the manner set forth in Massachusetts law.

Proposed Merger of Seacoast with Sovereign (Page 43)

On January 26, 2004, Seacoast entered into an agreement and plan of merger with Sovereign under which Seacoast agreed to be merged with and into Sovereign, with Sovereign being the surviving corporation. Under the Sovereign/Seacoast merger agreement, stockholders of Seacoast (which will include former stockholders of Abington who receive shares of Seacoast common stock in the Seacoast/Abington merger if the Seacoast/Abington merger is completed) will receive 1.461 shares of Sovereign common stock for each share of Seacoast that they own subject to potential adjustment based on the average of Sovereign’s closing share prices as reported on the New York Stock Exchange for 15 consecutive trading days prior to the later to occur of (1) Seacoast’s stockholder meeting to consider the Sovereign/Seacoast merger, or (2) the date of the receipt of the last governmental approval required to complete the Sovereign/Seacoast merger (the Sovereign determination date) as follows:

•	if, between the date of announcement of the Sovereign/Seacoast merger and the Sovereign determination date, Sovereign’s common stock price (measured as set forth above) increases, the exchange ratio will remain fixed at 1.461 for each share of Seacoast common stock outstanding;

•	if, between the date of announcement and the Sovereign determination date, Sovereign’s common stock price drops (measured as set forth above) by up to 10% to $21.57 per share, the exchange ratio will be adjusted to a ratio which will yield $35.00 for each share of Seacoast common stock outstanding; or

•	if, between the date of announcement and the Sovereign determination date, Sovereign’s common stock price drops (measured as set forth above) by more than 10% to $21.56 or below, the exchange ratio will be fixed at 1.623 shares of Sovereign common stock for each share of Seacoast common stock outstanding.

Seacoast has a right to terminate the transaction at any time prior to the Sovereign/Seacoast merger if (1) Sovereign’s stock price (measured as set forth above) is less than $20.37 (equivalent to a decrease of at least 15%) and (2) Sovereign underperforms an index of ten peer financial institutions by more than 15%, subject to a right on Sovereign’s part to void the termination by increasing the exchange ratio to an exchange ratio which would yield

$33.06 for each share of Seacoast common stock outstanding. In all cases, cash will be paid in lieu of any fractional shares. The Sovereign/Seacoast merger is intended to constitute a tax-free “reorganization” for federal income tax purposes.

The Sovereign/Seacoast merger agreement was filed on January 28, 2004 with the Securities and Exchange Commission as an exhibit to Sovereign’s Current Report on Form 8-K and is incorporated by reference into this proxy statement/prospectus. For additional information regarding where you can find more information about Sovereign, please see the section entitled “Where You Can Find More Information” beginning on page 159 of this proxy statement/prospectus. In addition, a preliminary proxy statement/prospectus which will be a part of Sovereign’s registration statement on Form S-4 is expected to be filed by Sovereign prior to the end of March 2004 and will contain further information regarding the Sovereign/Seacoast merger, although no assurances can be made that such filing will be available prior to the date of the Abington special meeting of stockholders. You should be aware that the Sovereign registration statement on Form S-4 will be subject to review by the Securities and Exchange Commission and may be changed one or more times. Sovereign’s Form 8-K and Securities Exchange Act filings are, and Sovereign’s registration statement on Form S-4 will be, available on the Securities and Exchange Commission’s Internet website (http://www.sec.gov). We urge you to obtain and carefully read the Sovereign/Seacoast merger agreement.

Completion of the Sovereign/Seacoast merger, which is currently anticipated to occur in the third quarter of 2004, is subject to a number of conditions, including receipt of all requisite governmental approvals and certain other customary conditions, as well as the right of each party to terminate the Sovereign/Seacoast merger under certain circumstances. In addition, the Sovereign/Seacoast merger is subject to approval by the affirmative vote of at least 75% of the total number of votes eligible to be cast by Seacoast’s stockholders. In addition, the Sovereign/Seacoast merger agreement contemplates that the Seacoast/Abington merger will be completed prior to the Sovereign/Seacoast merger, unless the Seacoast/Abington merger agreement has been terminated pursuant to its terms.

As a result, if both mergers are consummated, Abington stockholders who receive Seacoast common stock in the Seacoast/Abington merger and who do not sell those shares prior to the close of the Sovereign/Seacoast merger will ultimately end up with shares of Sovereign common stock. By way of example, if (1) you hold 100 shares of Abington common stock, (2) the exchange ratio in the Seacoast/Abington merger is 1.4468 and (3) you elect and receive all stock in the merger, you will receive 144 shares of Seacoast common stock (plus a cash payment for the 0.68 fraction of a share of Seacoast common stock (i.e., 100 shares times 1.4468 equals 144.68 shares)). If you continue to hold those 144 shares of Seacoast common stock until consummation of the Sovereign/Seacoast merger, you will receive:

•	210 shares of Sovereign common stock in exchange for your 144 shares of Seacoast common stock if the average closing sales prices of Sovereign common stock for the 15 consecutive trading days ending on the Sovereign determination date (the Sovereign average determination date price) is greater than $23.95 (the Sovereign/Seacoast exchange ratio would be 1.461; multiplying that exchange ratio by 144 yields the 210 shares of Sovereign common stock you would receive);

•	between 210 shares and 233 shares of Sovereign common stock in exchange for your 144 shares of Seacoast common stock if the Sovereign average determination date price is between $21.57 and $23.95 (the Sovereign/Seacoast exchange ratio would be the number determined by dividing $35.00 by the Sovereign average determination date price; multiplying that exchange ratio by 144 yields the number of shares of Sovereign common stock you would receive); or

•	233 shares of Sovereign common stock in exchange for your 144 shares of Seacoast common stock if the Sovereign average determination date price is less than $21.57 (the Sovereign/Seacoast exchange ratio would be 1.623; multiplying that exchange ratio by 144 yields the 233 shares of Sovereign common stock you would receive).

The exchange ratio representing the number of shares of Sovereign common stock that you will receive for each share of Seacoast common stock that you own on the closing date for the Sovereign/Seacoast merger will not be known until the Sovereign determination date. The market value of the Sovereign common stock that you will receive in the Sovereign/Seacoast merger will be equal to the product of (1) the number of shares of Seacoast common stock that you own (in the example above, 144), multiplied by (2) the applicable per share exchange ratio determined based on the Sovereign average determination date price multiplied by (3) the market value of a share of Sovereign common stock on the closing date for the Sovereign/Seacoast merger. You will not know the value of the Sovereign common stock that you will receive until the closing of the Sovereign/Seacoast merger.

The market price of a share of Sovereign common stock will fluctuate between now and the closing of the Sovereign/Seacoast merger. For more information about the Sovereign exchange ratios and the value of the Sovereign common stock that you will receive if you receive shares of Seacoast common stock in the merger and do not sell your Seacoast shares before the consummation of the Sovereign/Seacoast merger, please see the section entitled “Recent Developments—Sovereign/Seacoast Merger” beginning on page 43 of this proxy statement/prospectus.

We have summarized the material terms of the Sovereign/Seacoast merger agreement and have included certain pro forma financial information about that merger in this proxy statement/prospectus. For a more detailed discussion see the sections entitled “Recent Developments—Sovereign/Seacoast Merger” and “Sovereign/Seacoast Unaudited Pro Forma Condensed Combined Financial Statements” beginning on pages 43 and 106, respectively, of this proxy statement/prospectus. You should be aware that if the record date for the Seacoast special meeting to be held in connection with the Sovereign/Seacoast merger occurs before the closing of the Seacoast/Abington merger, you will not be a stockholder of Seacoast entitled to vote on the Sovereign/Seacoast merger. For a more detailed discussion see the section entitled “Risk Factors—Depending on the record date for the Seacoast special meeting, you may not have the opportunity to vote on the Sovereign/Seacoast merger” on page 37 of this proxy statement/prospectus.

We cannot assure you that the Sovereign/Seacoast merger will be consummated, or if it is consummated, when it will be consummated and what the ultimate exchange ratio and value of the shares of Sovereign common stock will be following the Sovereign/Seacoast merger. For a more detailed discussion please see the section entitled “Risk Factors” beginning on page 31 of this proxy statement/prospectus.

The market price of Seacoast common stock will fluctuate prior to the merger. It will fluctuate in part in relation to fluctuations in the share price of Sovereign shares. You should obtain current market quotations for Seacoast and Sovereign common stock.

Seacoast Financial Services Corporation Selected Consolidated Financial Data

Seacoast derived the following historical information from its consolidated financial statements as of December 31, 2002 and for the year then ended, audited by KPMG LLP, and December 31, 2001, 2000, and 1999, and October 31, 1998 and for each of the years then ended, audited by Arthur Andersen LLP, and from its unaudited consolidated financial statements as of and for the nine month periods ended September 30, 2003 and September 30, 2002. These interim statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of its financial position and results of operations for those periods. The operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. When you read the following summary of historical data, it is important that you read it along with the historical consolidated financial statements and related notes in Seacoast’s Annual Report on Form 10-K for the year ended December 31, 2002, Seacoast’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission and incorporated by reference into this proxy statement/prospectus and other Seacoast documents to which we refer. For details about obtaining these documents see the section entitled “Where You Can Find More Information” on page 159 of this proxy statement/prospectus.

	September 30, 2003	December 31,				October 31, 1998
		2002	2001	2000	1999 (1)
	(unaudited)	(Dollars in Thousands, Except Per Share Data)
Balance Sheet Data:
Total assets	$4,476,594	$3,701,045	$3,347,467	$2,890,765	$2,122,785	$1,806,523
Total loans, net (2)	3,491,367	2,956,817	2,544,821	2,363,332	1,747,206	1,320,680
Allowance for loan losses	43,072	34,354	29,513	25,081	16,828	15,117
Investments	588,970	500,811	467,176	307,557	272,927	313,688
Deposits	2,988,479	2,403,875	2,192,357	1,989,630	1,515,622	1,531,663
Borrowed funds	1,005,536	896,704	823,341	590,266	314,622	102,906
Stockholders’ equity	382,891	319,488	305,724	288,188	274,021	153,570
Nonperforming assets	16,923	15,423	14,483	6,193	6,286	7,813
Book value per share (6)	14.88	13.67	12.57	11.55	10.60	—
Tangible book value per share (6)	10.16	12.15	11.08	9.99	10.52	—

	Nine Months Ended September 30,		Year Ended December 31,				Year Ended October 31, 1998
	2003	2002	2002	2001	2000	1999
	(unaudited)
Operations Data:
Interest and dividend income	$168,306	$162,305	$217,084	$216,389	$166,439	$137,952	$122,934
Interest expense	65,268	72,237	95,414	113,491	86,336	63,510	62,692

Net interest and dividend income	103,038	90,068	121,670	102,898	80,103	74,442	60,242
Provision for loan losses	6,371	5,385	7,247	6,175	4,775	2,000	1,736
Gains (losses) on securities, net	349	(163)	(277)	99	4	164	67
Gains on sales of loans, net	322	205	263	1,352	30	56	1,755
Gains (loss) on pension plan termination settlement	—	—	(446)	1,504	—	1,472	—
Other income	12,089	10,341	14,175	13,388	9,953	8,302	8,220
Non-interest expense	62,312	51,217	69,046	65,376	49,071	44,516	39,807

Income before income tax expense and minority interest expense	47,115	43,849	59,092	47,690	36,244	37,920	28,741
Minority interest expense	4,202	1,629	2,851	—	—	—	—
Provision for income taxes	22,926	14,804	19,633	16,723	12,315	13,394	10,651

Net income	$19.987	$27,416	$36,608	$30,967	$23,929	$24,526	$18,090

Net income per share (6):
Basic	$0.86	$1.20	$1.60	$1.32	$1.01	$0.97	—
Diluted	0.84	1.17	1.57	1.31	1.01	0.97	—
Dividends per share	0.37	0.31	0.42	0.34	0.26	0.10	—

	At or for the Nine Months Ended September 30,		Year Ended December 31,				Year Ended October 31, 1998
	2003	2002	2002	2001	2000	1999
	(unaudited)
Other Data (3):
Return on average assets	0.65%	1.04%	1.02%	0.98%	1.03%	1.23%	1.06%
Return on average equity	7.64	11.68	11.48	10.38	8.54	8.97	12.00
Average equity to average assets	8.55	8.60	8.91	9.45	12.07	13.77	8.87
Interest rate spread (4)	3.41	3.23	3.23	3.00	2.98	3.26	3.20
Net interest margin (5)	3.60	3.60	3.60	3.47	3.63	3.93	3.72
Tier 1 leverage capital ratio at end of period	7.06	9.17	8.93	8.04	10.15	13.11	8.34
Dividend payout ratio (6)	44.05	26.50	26.55	26.12	26.41	10.33	—
Efficiency ratio (7)	52.82	50.37	50.24	53.01	53.81	52.85	55.53
Nonperforming assets as a percent of total assets at end of period	0.38	0.33	0.42	0.43	0.21	0.30	0.43

(1)	In January 1999, the board of directors voted to change Seacoast’s year end to December 31. Selected consolidated financial data for the two month transition period ended December 31, 1998 is not presented.
(2)	Loans are comprised of gross loan balances, less unearned discounts, loans held for sale and net unadvanced funds on loans plus net deferred loan origination costs and fees.
(3)	Except as indicated, all ratios are based on average daily balances during the periods presented.
(4)	The net interest rate spread represents the difference between the fully-taxable weighted average yield on average-earning assets and the weighted average cost of average interest-bearing liabilities.
(5)	The net interest margin represents net interest income (fully taxable equivalent) as a percentage of average-earning assets.
(6)	Book value per share, basic and diluted earnings, dividends per share and the dividend payout ratio are inapplicable for periods prior to Seacoast’s mutual to stock conversion in November 1998.
(7)	The efficiency ratio represents the ratio of non-interest expenses (excluding amortization of intangible assets) to the sum of net interest income and non-interest income (excluding gains on pension plan termination and settlement).

Abington Bancorp, Inc. Selected Consolidated Financial Data

Abington derived the following historical information from its consolidated financial statements as of December 31, 2002 and 2001, and for each of the years then ended, audited by PricewaterhouseCoopers LLP, and as of December 31, 2000, 1999 and 1998 and for each of the years then ended, audited by Arthur Andersen LLP, and from its unaudited consolidated financial statements as of and for the nine month periods ended September 30, 2003 and September 30, 2002. These interim statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of its financial positions and results of operations for those periods. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003 or any other period. When you read the following summary of historical data, it is important that you read it along with the consolidated financial statements and the notes to those statements beginning on page F-1 of this proxy statement/prospectus and the section entitled “Information About Abington—Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 127 of this proxy statement/prospectus.

Based on the findings of an internal accounting review initiated by Abington during the first quarter of 2003, Abington announced that it would revise its previously announced 2002 financial results and would restate its previously issued 2001 financial statements. The revisions and restatement were necessary to correct accounting errors related to the acceleration of prepayments on mortgage-backed investment securities, errors in recording payments received on various investment securities and certain adjustments related to accruals for income and expense. Accordingly, the financial statements as of September 30, 2002 and December 31, 2001, and for the respective nine months and year then ended, have been restated. Additional information regarding the restatement is contained in Note 26 to Abington’s Consolidated Financial Statements beginning on page F-43 of this proxy statement/prospectus.

	At September 30, 2003	At December 31,
		2002	2001	2000	1999	1998
	(Unaudited)		(Restated)
	(Dollars in Thousands, Except Per Share Data)
Balance Sheet Data:
Total assets	$822,801	$903,220	$768,808	$728,249	$696,250	$591,151
Total loans and loans held for sale, net	397,189	392,851	403,552	374,138	388,710	360,735
Investment securities at fair value (1)	45,382	63,899	50,448	108,710	86,903	61,184
Mortgage-backed securities at fair value	265,144	302,482	239,249	194,411	161,630	129,700
Deposits	656,680	646,628	497,459	454,747	389,692	363,953
Borrowed funds	91,625	178,015	201,549	222,132	259,751	177,128
Preferred beneficial interest in junior subordinated debentures, net (2)	12,295	12,238	12,163	12,086	12,010	11,934
Stockholders’ equity	56,796	57,780	38,219	34,305	27,832	33,060
Book value per share	14.54	15.42	12.25	11.18	8.72	9.88

	Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Unaudited)
	(Restated)			(Restated)
	(Dollars in Thousands, Except Per Share Data)
Operating Data:
Interest and dividend income	$30,494	$34,693	$45,526	$48,929	$48,349	$42,242	$38,442
Interest expense	12,188	16,491	21,095	27,643	28,396	23,092	21,585

Net interest income	18,306	18,202	24,431	21,286	19,953	19,150	16,857
Provision for loan losses	375	75	225	1,705	160	640	760

Net interest income after provision for possible loan losses	17,931	18,127	24,206	19,581	19,793	18,510	16,097

Non-interest income:
Loan servicing fees	72	148	225	255	311	365	469
Customer service fees	7,804	6,135	8,679	7,949	6,396	4,491	3,816
Gain (loss) on securities, net	919	(241)	(157)	(1,723)	405	823	1,731
Gain on sales of loans, net	5,091	2,552	4,338	2,888	1,315	1,222	492
Net gain (loss) on sales and write-down of other real estate owned	—	—	297	(2)	—	68	43
Other	800	487	369	402	472	404	358

Total non-interest income	14,686	9,081	13,751	9,769	8,899	7,373	6,909

Non-interest expenses	28,783	19,139	27,967	25,747	21,675	19,420	16,267

Income before income taxes and cumulative effect of change in accounting principle	3,834	8,069	9,990	3,603	7,017	6,463	6,739
Provision for income taxes	1,520	3,023	3,816	1,273	2,524	2,314	2,368

Net income before cumulative effect of accounting change	2,314	5,046	6,174	2,330	4,493	4,149	4,371
Cumulative effect of change in accounting principle, net of taxes	—	—	—	(298)	—	—	—

Net income	$2,314	$5,046	$6,174	$2,032	$4,493	$4,149	$4,371

Basic earnings per share—
Income before cumulative effect of change in accounting principle	$0.61	$1.55	$1.83	$0.75	$1.46	$1.26	$1.25
Cumulative effect of change in accounting principle	—	—	—	(0.10)	—	—	—

	$0.61	$1.55	$1.83	$0.65	$1.46	$1.26	$1.25

Diluted earnings per share—
Income before cumulative effect of change in accounting principle	$0.58	$1.50	$1.76	$0.72	$1.41	$1.20	$1.17
Cumulative effect of change in accounting principle	—	—	—	(0.09)	—	—	—

	$0.58	$1.50	$1.76	$0.63	$1.41	$1.20	$1.17

Dividends per share (3)	$0.33	$0.30	$0.41	$0.40	$0.36	$0.35	$0.30

Selected ratios:
Return on average total assets	0.18%	0.61%	0.73%	0.26%	0.64%	0.66%	0.79%
Interest rate spread	2.73	3.24	2.87	2.59	2.89	3.15	3.13
Return on average equity	2.98	11.52	12.99	5.30	15.14	13.42	12.68
Dividend payout ratio	54.75	20.11	23.09	61.22	24.46	27.84	23.95
Average equity to average total assets	6.17	5.32	5.62	4.95	4.23	4.90	6.26

(1)	Includes Federal Home Loan Bank stock.
(2)	In June 1998, Abington issued $12.6 million of guaranteed preferred beneficial interests in junior subordinated debentures.
(3)	Includes $0.10 and $0.15 per share special dividends declared in March 1998 and 1999, respectively.

Summary Selected Consolidated Condensed Combined Company

Unaudited Pro Forma Financial Information

The following selected consolidated condensed combined company unaudited pro forma financial information has been derived from, and should be read in conjunction with, the Unaudited Pro Forma Consolidated Condensed Combined Financial Information and related notes included in this proxy statement/prospectus beginning on page 98. This information is based on the historical consolidated balance sheets and related historical consolidated statements of operations of Seacoast and the historical consolidated balance sheets and related historical consolidated statements of operations of Abington, using the purchase method of accounting for business combinations. This information is for illustrative purposes only. The companies might have performed differently had they been combined as of the dates for which information is presented. You should not rely on the selected consolidated condensed combined company unaudited pro forma financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger. The information set forth below does not take into account the proposed Sovereign/Seacoast merger. For more information regarding the Sovereign/Seacoast merger, please see the sections entitled “—Sovereign/Seacoast Summary Selected Unaudited Pro Forma Condensed Combined Financial Information,” “Recent Developments—Sovereign/Seacoast Merger,” “Sovereign/Seacoast Unaudited Pro Forma Condensed Combined Financial Statements” and “Notes to Sovereign/Seacoast Unaudited Pro Forma Condensed Combined Financial Statements” on pages 23, 43, 106 and 110, respectively, of this proxy statement/prospectus.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the new company under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the new company would have been had our companies always been combined.

When you read the following summary of selected consolidated condensed combined company unaudited pro forma financial information, it is important that you read it along with the Unaudited Pro Forma Consolidated Condensed Combined Financial Information and the notes to those statements beginning on page 98 and page 102, respectively, of this proxy statement/prospectus.

	Nine Months Ended September 30, 2003	Year Ended December 31, 2002
	(In Thousands, Except Per Share Data)
Pro forma combined income statement data:
Interest income	$198,013	$261,560
Interest expense	76,041	114,622
Net interest income	121,972	146,938
Provision for loan losses	6,746	7,472
Net interest income after provision for loan losses	115,226	139,466
Non-interest income	27,446	27,466
Non-interest expense	91,603	97,691
Minority interest expense	5,042	3,971
Net income	21,876	42,215

Pro forma per share data:
Basic earnings per share	$0.80	$1.57
Diluted earnings per share	$0.78	$1.53

	September 30, 2003
	(In Thousands)
Pro forma combined balance sheet data:
Total assets	$5,351,755
Investment securities	708,672
Loans receivable, net	3,877,130
Deposits	3,646,920
Federal Home Loan Bank advances and other borrowings	1,104,204
Total stockholders’ equity	483,243

Following the merger, the declaration of dividends will be at the discretion of Seacoast’s board of directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of Seacoast, applicable state law and government regulations and other factors deemed relevant by Seacoast’s board of directors. The merger agreement allows for the payment of regular, quarterly cash dividends on Abington’s common stock not in excess of $0.11 per share for any quarter pending consummation of the merger. For a more detailed discussion, see the section entitled “The Merger—The Merger Agreement—Business Pending the Merger” beginning on page 78 of this proxy statement/prospectus.

Sovereign/Seacoast Summary Selected Unaudited Pro Forma

Condensed Combined Financial Information

The following selected unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the Sovereign/Seacoast Unaudited Pro Forma Condensed Combined Financial Statements and related notes included in this proxy statement/prospectus beginning on page 106. This information is based on the historical consolidated balance sheets and related historical consolidated statements of operations of Sovereign and the unaudited pro forma consolidated condensed combined balance sheets and unaudited pro forma consolidated condensed combined statements of income of Seacoast (which give effect to the proposed acquisition of Abington), using the purchase method of accounting for business combinations. For more information regarding the pro forma financial information pertinent to the Seacoast/Abington merger, see the section entitled “Unaudited Pro Forma Consolidated Condensed Combined Financial Information” and “Notes to Unaudited Pro Forma Consolidated Condensed Combined Financial Information” beginning on page 98 and page 102, respectively, of this proxy statement/prospectus. This information is for illustrative purposes only. The companies might have performed differently had they been combined as of the dates for which information is presented. You should not rely on the Sovereign/Seacoast summary selected unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the Sovereign/Seacoast merger.

Sovereign and Seacoast anticipate that the Sovereign/Seacoast merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue than would have existed had the companies operated separately. The pro forma information, while helpful in illustrating the financial characteristics of the new company under one set of assumptions, does not reflect these potential benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what would have been the historical results of the combined new company had the companies always been combined.

We are presenting the Sovereign/Seacoast pro forma information in this proxy statement/prospectus because if both the merger and the Sovereign/Seacoast merger are consummated, Abington stockholders who receive Seacoast common stock in the Seacoast/Abington merger and who do not sell those shares prior to the consummation of the Sovereign/Seacoast merger will ultimately become shareholders of Sovereign. We cannot assure you that the Sovereign/Seacoast merger will be consummated or, if it is consummated, what the exchange ratio or Sovereign market price will be or when the closing will occur.

	Nine Months Ended September 30, 2003	Year Ended December 31, 2002
	(In Thousands, Except Per Share Data)
Pro forma combined income statement data:
Interest and dividend income	$1,650,525	$2,318,520
Interest expense	617,910	969,640
Net interest income	1,032,615	1,348,880
Provision for loan losses	128,703	153,972
Non-interest income	417,748	459,992
Non-interest expense	862,339	1,083,498
Income before income taxes	459,321	571,402
Net income	319,726	409,925

Pro forma earnings per share (a):
Basic	$1.02	$1.37
Diluted	$0.97	$1.28

	As of September 30, 2003
	(In Thousands)
Pro forma combined balance sheet data:
Total assets	$47,167,804
Investment securities	12,241,126
Loans, net	28,171,434
Deposits and other customer related accounts	31,176,146
Long term debt and other borrowings	10,801,200
Total stockholders’ equity	4,245,745

(a)	Under the terms of the Sovereign/Seacoast merger agreement, stockholders of Seacoast (including Abington stockholders who receive Seacoast common stock in exchange for their shares of Abington common stock and do not sell their Seacoast shares prior to the consummation of the Sovereign/Seacoast merger) will receive 1.461 shares of Sovereign common stock for each share of Seacoast common stock which they own, subject to potential adjustment based on the average of Sovereign’s closing share price as reported on the New York Stock Exchange for the 15 consecutive trading days prior to the Sovereign determination date. If such Sovereign average share price is less than $23.96 per share, stockholders of Seacoast will receive sufficient shares of Sovereign common stock to provide them with $35.00 of value, but, subject to certain limited exceptions, Seacoast stockholders will not receive more than 1.623 shares of Sovereign common stock per share of Seacoast common stock. For more information regarding the Sovereign/Seacoast merger, see the section entitled “Recent Developments—Sovereign/Seacoast Merger” on page 43 of this proxy statement/prospectus. The value of shares of the Sovereign common stock, as well as the exchange ratio, used in determining the purchase price of Seacoast for accounting purposes will be based on the trading price of Sovereign common stock at the time the number of shares to be issued by Sovereign becomes determinable, which is expected to occur at or near closing of the Sovereign/Seacoast merger. For purposes of the accompanying unaudited pro forma condensed combined financial information, the value of Sovereign shares and the related exchange ratio was based on the trading price of Sovereign common stock on February 11, 2004 of $23.25 and the resulting exchange ratio of 1.505.

Comparative Historical and Pro Forma Per Share Data

The following table presents specified historical per share data of Seacoast and Abington and combined per share data on an unaudited pro forma basis after giving effect to the merger, and similar information for Sovereign reflecting the Sovereign/Seacoast merger. This data is derived from, and should be read in conjunction with, the separate historical consolidated financial statements of Abington included in this proxy statement/prospectus and the separate historical consolidated financial statements of each of Seacoast and Sovereign incorporated by reference in this proxy statement/prospectus, as well as the unaudited pro forma consolidated condensed combined financial statements included in this proxy statement/prospectus. The unaudited pro forma combined per share data do not necessarily indicate the operating results that would have been achieved had the merger or the Sovereign/Seacoast merger, as applicable, been completed as of the beginning of the earliest period presented and should not be taken as representative of future operations. The results might have been different if the companies had always been consolidated.

The number of shares used in the calculations assumes that 75% of Abington shares outstanding as of September 30, 2003, are converted into Seacoast shares at the exchange ratio of 1.4468 and that all of those shares and all Seacoast shares outstanding as of September 30, 2003 are converted into Sovereign shares at an exchange ratio of 1.505 (the exchange ratio under the Sovereign/Seacoast merger agreement if the Sovereign average determination date price was $23.25, the closing price of Sovereign common stock on February 11, 2004).

The Abington pro forma equivalent amounts are calculated by multiplying the Seacoast/Abington unaudited pro forma combined amounts by the exchange ratio of 1.4468. The Seacoast pro forma equivalent amounts are calculated by multiplying the Sovereign/Seacoast unaudited pro forma combined amounts by the exchange ratio of 1.505. We present this information because if both the merger and the Sovereign/Seacoast merger are consummated, Abington stockholders who receive Seacoast common stock in the Seacoast/Abington merger and who do not sell those shares prior to the consummation of the Sovereign/Seacoast merger will ultimately become stockholders of Sovereign.

The Seacoast/Abington unaudited pro forma combined book value per share represents Seacoast’s historical book value as adjusted for the fair value and number of shares issued in connection with the merger. Tangible book value per share represents Seacoast’s historical tangible book value as adjusted for the fair value and number of shares issued in connection with the merger and the estimated goodwill and other intangible assets recorded in connection with the merger.

The Sovereign/Seacoast unaudited pro forma combined book value per share represents Sovereign’s historical book value as adjusted for the fair value and number of shares that would be issued in connection with the Sovereign/Seacoast merger based on an exchange ratio of 1.505. Tangible book value per share represents Sovereign’s historical tangible book value as adjusted for the fair value and number of shares issued in connection with the Sovereign/Seacoast merger and the estimated goodwill and other intangible assets recorded in connection with the Sovereign/Seacoast merger.

The information in the following table is based on, and should be read together with, the historical financial information that Seacoast, Abington and Sovereign have presented in this proxy statement/prospectus and in Seacoast’s and Sovereign’s prior filings with the Securities and Exchange Commission. Each of Seacoast and Sovereign has incorporated its prior filings into this proxy statement/prospectus by reference. See the section entitled “Where You Can Find More Information” beginning on page 159 of this proxy statement/prospectus. Abington has included its historical consolidated financial statements in this proxy statement/prospectus beginning on page F-1.

We cannot assure you that the Sovereign/Seacoast merger will be consummated, or if it is consummated, when it will be consummated and what the value of the Sovereign common stock will be following the merger.

At September 30, 2003
Book value per share:
Seacoast historical	$14.88
Abington historical	14.54
Seacoast/Abington pro forma combined	16.18
Abington pro forma equivalent	23.41
Sovereign historical	10.84
Sovereign/Seacoast pro forma combined (1)	12.59
Seacoast pro forma equivalent (1)	18.95

Tangible book value per share:
Seacoast historical	$10.16
Abington historical	11.99
Seacoast/Abington pro forma combined	8.93
Abington pro forma equivalent	12.92
Sovereign historical	6.69
Sovereign/Seacoast pro forma combined (1)	6.99
Seacoast pro forma equivalent (1)	10.52

	Nine Months Ended September 30, 2003	Year Ended December 31, 2002
Cash dividends declared per share:
Seacoast historical	$0.37	$0.42
Abington historical	0.33	0.41
Seacoast/Abington pro forma combined (2)	0.37	0.42
Abington pro forma equivalent	0.54	0.61
Sovereign historical	0.075	0.10
Sovereign/Seacoast pro forma combined (1)(3)	0.075	0.10
Seacoast pro forma equivalent (1)	0.11	0.15

Basic net income per share:
Seacoast historical	$0.86	$1.60
Abington historical	0.61	1.83
Seacoast/Abington pro forma combined	0.80	1.57
Abington pro forma equivalent	1.16	2.27
Sovereign historical	1.06	1.32
Sovereign/Seacoast pro forma combined (1)	1.02	1.37
Seacoast pro forma equivalent (1)	1.54	2.06

Diluted net income per share:
Seacoast historical	$0.84	$1.57
Abington historical	0.58	1.76
Seacoast/Abington pro forma combined	0.78	1.53
Abington pro forma equivalent	1.13	2.21
Sovereign historical	1.01	1.23
Sovereign/Seacoast pro forma combined (1)	0.97	1.28
Seacoast pro forma equivalent (1)	1.46	1.92

(1)	Under the terms of the Sovereign/Seacoast merger agreement, stockholders of Seacoast (including Abington stockholders who receive Seacoast common stock in exchange for their shares of Abington common stock and do not sell their Seacoast shares prior to the consummation of the Sovereign/Seacoast merger) will receive 1.461 shares of Sovereign common stock for each share of Seacoast common stock which they own, subject to potential adjustment based on the average of Sovereign’s closing share price as reported on the New York Stock Exchange for the 15 consecutive trading days prior to the Sovereign determination date. If such Sovereign average share price is less than $23.96 per shares, stockholders of Seacoast will receive sufficient shares of Sovereign common stock to provide them with $35.00 of value, but, subject to limited exceptions, Seacoast stockholders will not receive more than 1.623 shares of Sovereign common stock per share of Seacoast common stock. The value of the shares of Sovereign common stock, as well as the exchange ratio, used in determining the purchase price of Seacoast for accounting purposes will be based on the trading price of Sovereign common stock at the time the number of shares to be issued by Sovereign becomes determinable, which is expected to occur at or near closing of the Sovereign/Seacoast merger. For purposes of the unaudited pro forma per share and pro forma equivalent per share amounts, the value of Sovereign shares and the related exchange ratio was based on the trading price of Sovereign common stock on February 11, 2004 of $23.25 and the resulting exchange ratio of 1.505.
(2)	It is anticipated that the initial dividend rate will be equal to the current dividend rate of Seacoast. Accordingly, pro forma combined dividends per share represents the historical dividend per share paid by Seacoast.
(3)	It is anticipated that the initial dividend rate after the Sovereign/Seacoast merger will be equal to the current dividend rate of Sovereign. Accordingly, the pro forma combined dividends per share represents the historical dividend per share paid by Sovereign.

Comparative Per Share Market Price Data and Dividend Information

Seacoast common stock is traded on The Nasdaq National Market under the symbol “SCFS” and Abington common stock is traded on The Nasdaq National Market under the symbol “ABBK.” As of the record date for the Abington special meeting, there were 4,025,267 shares of Abington common stock outstanding, which were held by approximately 778 holders of record. Such numbers of stockholders do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

The following table sets forth during the periods indicated the high and low sales prices of Seacoast common stock and Abington common stock as reported on Nasdaq and the dividends declared per share of Seacoast and Abington common stock.

	Seacoast			Abington
	Market Price		Dividends Declared Per Share	Market Price		Dividends Declared Per Share
	High	Low		High	Low
2004
First Quarter (through February 11, 2004)	35.38	27.50	0.14	47.50	38.61	—
2003
Fourth Quarter	28.91	20.76	0.13	39.59	31.65	0.11
Third Quarter	22.25	19.04	0.13	33.25	24.90	0.11
Second Quarter	21.30	18.20	0.12	25.50	17.75	0.11
First Quarter	21.26	17.32	0.12	23.90	20.26	0.11
2002
Fourth Quarter	22.70	18.59	0.11	21.27	18.10	0.11
Third Quarter	25.30	16.88	0.11	20.01	18.30	0.10
Second Quarter	25.76	18.80	0.10	20.70	16.35	0.10
First Quarter	20.36	16.72	0.10	16.85	14.85	0.10
2001
Fourth Quarter	17.83	14.13	0.09	15.63	13.46	0.10
Third Quarter	17.90	13.25	0.09	16.80	13.25	0.10
Second Quarter	16.33	12.88	0.08	15.80	13.00	0.10
First Quarter	15.38	10.75	0.08	13.44	11.63	0.10
2000
Fourth Quarter	12.06	9.44	0.07	11.06	8.75	0.09
Third Quarter	11.38	9.03	0.07	11.13	8.75	0.09
Second Quarter	10.13	8.50	0.06	9.88	8.75	0.09
First Quarter	10.16	8.75	0.06	11.75	9.38	0.09

The Sovereign high and low market prices per share for the first quarter (through February 11, 2004) were $24.48 and $22.13, respectively, and its high and low market prices for the third and fourth quarters of 2003 were $19.63 and $15.68, and $24.96 and $18.38, respectively. Sovereign paid an annual dividend of $0.10 per share during 2003, 2002 and 2001.

The following table shows the closing sales prices per share of Seacoast common stock, Abington common stock and Sovereign common stock on (1) October 20, 2003, which was the last trading day preceding public announcement of the merger agreement, (2) January 23, 2004, which was the last trading day preceding public announcement of the Sovereign/Seacoast merger agreement and (3) February 11, 2004, a trading date proximate to the date of this proxy statement/prospectus. The historical prices for Seacoast and Abington are as reported on The

Nasdaq National Market and the historical prices for Sovereign are as reported on the New York Stock Exchange. The following table also includes the equivalent market value per share of Abington common stock on those dates. The equivalent market value per share of Abington giving effect to the Seacoast/Abington merger was determined by multiplying the exchange ratio of 1.4468 by the closing price per share of the Seacoast common stock on the specified dates. The equivalent market value of Abington common stock giving effect to the Sovereign/Seacoast merger was determined by multiplying (1) the closing sales price per share of Sovereign common stock on the specified date and (2) 1.4468 (the exchange ratio in the merger) and (3) the exchange ratio that would have applied on such date to a share of Seacoast common stock in the Sovereign/Seacoast merger, assuming that such date was the Sovereign determination date (1.623 on October 20, 2003, 1.461 on January 23, 2004 and 1.505 on February 11, 2004).

	Historical Market Value Per Share		Equivalent Market Value Per Share of Abington (Seacoast Transaction)	Historical Market Value Per Share	Equivalent Market Value Per Share of Abington (Sovereign Transaction)
	Seacoast	Abington		Sovereign
October 20, 2003	$23.52	$32.58	$34.03	$18.42	$43.25
January 23, 2004	$30.74	$41.50	$44.47	$24.18	$51.11
February 11, 2004	$35.27	$47.38	$51.03	$23.25	$50.63

Stockholders are advised to obtain current market quotations for Seacoast common stock, Abington common stock and Sovereign common stock. The market price of Seacoast common stock at the effective time of the merger or at the time stockholders of Abington receive certificates evidencing shares of Seacoast common stock may be higher or lower than the market price at the time the merger agreement was executed, at the time of mailing of this proxy statement/prospectus or at the time of the special meeting. The market price for Sovereign common stock at the effective time of the Sovereign/Seacoast merger may be higher or lower than the market price on February 11, 2004.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements about the merger, the Sovereign/Seacoast merger, Seacoast, Abington and Sovereign within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements containing the words “believes,” “expects,” “anticipates,” “estimates,” “plans,” “projects,” “predicts,” “intends,” “seeks,” “will,” “may,” “should,” “would,” “continues” and similar expressions, or the negative of these terms, constitute forward-looking statements that involve risks and uncertainties. Such statements are based on current expectations and are subject to risks, uncertainties and changes in condition, significance, value and effect. These risks include those discussed in the section entitled “Risk Factors” beginning on page 31 of this proxy statement/prospectus. With respect to Seacoast, these risks also include those discussed in reports filed by Seacoast with the Securities and Exchange Commission and incorporated by reference into this proxy statement/prospectus, including the risk factors set forth under the section entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Forward-Looking Statements” in Seacoast’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Such risks, uncertainties and changes in condition, significance, value and effect could cause Seacoast’s or Abington’s actual results to differ materially from those anticipated. In evaluating the merger agreement and the merger and the Sovereign/Seacoast merger, you should carefully consider the discussion of risks and uncertainties discussed in the section entitled “Risk Factors” beginning on page 31 of this proxy statement/prospectus.

Although each company believes its plans, intentions and expectations as reflected in or suggested by these forward-looking statements are reasonable, it can give no assurance that its plans, intentions or expectations will be achieved. Accordingly, you should not place undue reliance on them. Abington stockholders are cautioned that all forward-looking statements involve risks and uncertainties and actual results may differ materially from anticipated results, or those discussed elsewhere in this proxy statement/prospectus, as a result of various risk factors described in the section entitled “Risk Factors” beginning on page 31 of this proxy statement/prospectus. Listed below, and discussed elsewhere, are some important risks, uncertainties and contingencies that could cause each company’s actual results, performances or achievements to be materially different from the forward-looking statements made in this proxy statement/prospectus, particularly if the merger and/or the Sovereign/Seacoast merger is not completed. These risks, uncertainties and contingencies include, but are not limited to, the following:

•	the merger and/or the Sovereign/Seacoast merger may not close;

•	the conditions to closing, including receipt of stockholder and regulatory approvals, may not be satisfied;

•	the merger and/or the Sovereign/Seacoast merger may not close on the expected closing date of the merger and/or the Sovereign/Seacoast merger;

•	estimated cost savings from the merger and/or the Sovereign/Seacoast merger may not be fully realized within the expected time frame;

•	deposit attrition, customer loss or revenue loss following the merger and/or the Sovereign/Seacoast merger may be greater than expected;

•	competitive pressure among depository and other financial institutions may increase significantly;

•	costs or difficulties related to the integration of the businesses of Seacoast and Abington or Sovereign and Seacoast, as applicable, may be greater than expected;

•	changes in the interest rate environment may reduce interest margins or otherwise negatively affect either company;

•	general economic or business conditions, either nationally, regionally or in the Massachusetts communities in which Seacoast and Sovereign, as applicable, does business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

•	legislation or changes in regulatory requirements, including changes in accounting standards, may adversely affect the businesses in which Seacoast and Sovereign, as applicable, is engaged;

•	adverse changes may occur in the securities markets; and

•	competitors of Seacoast and Sovereign, as applicable, may have greater financial resources and develop products and technology that enable those competitors to compete more successfully than Seacoast and Sovereign, as applicable.

In addition, events may occur in the future that Seacoast, Abington or Sovereign are not able to predict accurately or control and that may cause actual results to differ materially from the expectations described in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the merger and the Sovereign/Seacoast merger or other matters addressed in this proxy statement/prospectus and attributable to Seacoast, Abington or Sovereign or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulations, Seacoast, Abington and Sovereign undertake no obligation to update such forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in the companies’ respective reports and documents filed with the Securities and Exchange Commission.

RISK FACTORS

Upon completion of the merger, you will receive shares of Seacoast common stock and/or cash in exchange for your shares of Abington common stock. Before deciding whether or not to approve the transaction and which type of consideration to elect, you should consider the following risks and uncertainties that are applicable to the merger, the Sovereign/Seacoast merger, Seacoast and Abington. In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote in favor of approval of the merger agreement and approval of the merger. You also should keep the following risk factors in mind when you read forward-looking statements in this proxy statement/prospectus. Please refer to the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 29 of this proxy statement/prospectus. Please be advised that many of the risk factors below may similarly apply to the combined company resulting from the Sovereign/Seacoast merger, assuming consummation of the Sovereign/Seacoast merger following the closing of the merger. Further information as to risks applicable to the Sovereign/Seacoast merger will be contained in Sovereign’s registration statement on Form S-4 when it is filed with the Securities and Exchange Commission. No assurances can be made that such filing will be available prior to the date of the Abington special meeting of stockholders.

You may not receive the form of consideration you elect

If the merger is completed, each outstanding share of Abington common stock will be converted into the right to receive $34.00 in cash or 1.4468 shares of Seacoast common stock, plus cash in lieu of any fractional share interest.

You will have the opportunity to elect to receive all cash, all stock or a combination of cash and stock for your shares of Abington common stock. However, your right to receive stock or cash for your shares is limited because of allocation procedures set forth in the merger agreement that are intended to ensure that 75% of the outstanding shares of Abington common stock will be converted into the right to receive shares of Seacoast common stock and 25% of the outstanding shares of Abington common stock will be converted into the right to receive cash. If you elect to receive cash in the merger and the total amount of cash that Abington stockholders elect to receive in the merger exceeds the amount of cash that Seacoast has agreed to pay in the merger, you will receive some shares of Seacoast common stock instead of cash. If you elect to receive stock in the merger and the total number of shares of Seacoast common stock that Abington stockholders elect to receive in the merger exceeds the amount of common stock that Seacoast has agreed to issue in the merger, some of your shares of Abington common stock will be exchanged for cash instead of shares of Seacoast common stock.

Under certain limited circumstances, the exchange ratio may be increased by Seacoast. If Abington gives notice of its intent to terminate the merger agreement as a result of the average closing price of Seacoast common stock declining to less than 20% from the signing closing price of the Seacoast common stock and underperforming a weighted peer group of companies by more than 10% during a designated measurement period, Seacoast may agree to increase the number of shares of Seacoast common stock to be issued to holders of Abington common stock who are to receive shares of Seacoast common stock in the merger and Abington would thereafter no longer have the right to terminate the merger agreement. If, as a result of an increase in the exchange ratio, the number of shares of Seacoast common stock that would be issued in the merger is greater than 19.99% of the total number of shares of Seacoast common stock outstanding immediately prior to the consummation of the merger, Seacoast will make a cash payment to Abington stockholders who otherwise would have received Seacoast common stock in an amount equal to the adjusted exchange ratio multiplied by the average closing price. For a more detailed discussion see the section entitled “The Merger—The Merger Agreement—Termination and Amendment” beginning on page 84 of this proxy statement/prospectus.

You should note that the price Sovereign proposes to pay in the Sovereign/Seacoast merger for each share of Seacoast common stock outstanding may influence the election decisions among Abington stockholders.

Therefore, you may not receive exactly the form of consideration that you elect. A detailed discussion of the consideration provisions of the merger agreement is set forth in the section entitled “The Merger—The Merger

Agreement—Merger Consideration and Election and Exchange Procedures,” beginning on page 69 of this proxy statement/prospectus. We recommend that you carefully read it and the merger agreement attached hereto as Annex A.

The value of the stock consideration will vary with fluctuations in Seacoast’s stock price

Abington stockholders who receive Seacoast common stock in exchange for their shares of Abington common stock may receive shares of Seacoast common stock that have a value that is less at the time they receive stock certificates evidencing those shares than at the time the exchange ratio was established or at the time they make their election. If the market price of Seacoast’s common stock decreases, the value of the Seacoast common stock that Abington stockholders receive in the merger will be less than the value at the time the exchange ratio was established. The market price of Seacoast common stock could fluctuate depending upon any number of factors, including general market and economic considerations, changes in the business, operations or prospects of Seacoast and regulatory considerations. In addition, as a result of the public announcement of the Sovereign/Seacoast merger, the price of Seacoast common stock may also fluctuate in part in relation to the market price of Sovereign common stock. At the time you make your election and at the time of the Abington special meeting, you will not know the exact value of the Seacoast common stock you will receive.

As discussed above, Abington may terminate the merger agreement if the average closing price of the Seacoast common stock is less than 20% from the signing closing price of the Seacoast common stock and underperforms a peer group of companies by more than 10% during a designated measurement period, unless Seacoast agrees to increase the number of shares of Seacoast common stock to be issued to holders of Abington common stock who are to receive shares of Seacoast common stock in the merger, in which case Abington would thereafter no longer have the right to terminate the merger agreement. However, there is no guarantee that this provision will be triggered or that Seacoast would choose to exercise its option to increase the merger consideration.

In addition, there will be a period between the completion of the merger and the time at which former Abington stockholders receiving stock consideration actually receive certificates evidencing Seacoast common stock. Accordingly, the value of the Seacoast common stock you actually receive may be more or less than (1) the average closing price or (2) the value of Seacoast common stock at the effective time of the merger resulting from the exchange ratio or any possible adjustment to the exchange ratio. Until stock certificates are received, Abington stockholders will not be able to sell their Seacoast shares in the open market and, thus, will not be able to avoid losses resulting from any decline in the trading price of the Seacoast common stock during this period.

Directors and officers of Abington have interests in the merger that differ from the interests of stockholders

When considering the recommendation of Abington’s board of directors, you should be aware that some executive officers and directors have interests in the merger that are in addition to, or different from, your interests. For example, certain executive officers have entered into agreements with Abington that provide benefits upon the termination of the executive’s employment following the merger and two executive officers have entered into agreements that provide benefits upon the completion of the merger, regardless of whether the executive’s employment is terminated. Additionally, James P. McDonough, the President and Chief Executive Officer of Abington, has entered into an employment agreement and a change of control agreement with Seacoast and Compass Bank. Also, Abington’s directors and officers will receive ongoing indemnification and insurance coverage with respect to acts taken, and omissions to take action, in their capacities as directors and officers of Abington prior to the effective time of the merger. These and certain other additional interests of Abington’s directors and executive officers may cause some of these persons to view the proposed transaction differently than you view it. For more details, see the section entitled “The Merger—Interests of Certain Persons in the Merger” beginning on page 91 of this proxy statement/prospectus.

Seacoast may fail to realize the anticipated benefits of the merger

The success of the merger will depend in part on Seacoast’s ability to realize anticipated cost savings and to combine the businesses of Seacoast and Abington in a manner that does not materially disrupt the existing customer relationships of Abington or result in decreased revenues due to loss of customers and that permits growth opportunities to occur. Seacoast anticipates that it will be able (or, in the event of the consummation of the Sovereign/Seacoast merger, Sovereign will be able) to enhance revenues in Abington’s market primarily through its broader product offerings and greater expertise in commercial lending. Additionally, Seacoast hopes to continue its success in growing core deposits. In the event of the consummation of the Sovereign/Seacoast merger, Seacoast anticipates these benefits could be realized by Sovereign. If Seacoast (or Sovereign) is not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

The tax consequences of the merger for Abington stockholders will be dependent upon the merger consideration received

The tax consequences of the merger to you will depend upon the merger consideration received by you. You generally will not recognize any gain or loss on the exchange of shares of Abington common stock solely into shares of Seacoast common stock. However, you generally will be taxed if you receive cash in exchange for your shares of Abington common stock or instead of any fractional share of Seacoast common stock that you would otherwise be entitled to receive. For a more detailed discussion of the tax consequences of the merger to you, see the section entitled “The Merger—Federal Income Tax Consequences” beginning on page 94 of this proxy statement/prospectus.

If the merger is not completed, Seacoast and Abington will each have incurred substantial expenses without realizing the expected benefits

Seacoast and Abington have incurred substantial expenses in connection with the transactions described in this proxy statement/prospectus. The completion of the merger depends on the satisfaction of specified conditions and the receipt of regulatory approvals. We cannot guarantee that these conditions will be met. If the merger is not completed, these expenses could have a material adverse impact on the financial condition of Seacoast and/or Abington because they would not have realized the expected benefits of the merger.

Unanticipated costs relating to the merger could reduce Seacoast’s future earnings per share

Seacoast believes that it has reasonably estimated the likely costs of integrating the operations of Abington into Seacoast and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs such as fees or professional expenses or unexpected future operating expenses such as increased personnel costs or increased taxes, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Seacoast after the merger. If unexpected costs are incurred, the merger could have a significant dilutive effect on Seacoast’s earnings per share. In other words, if the merger is completed and unexpected costs are incurred, Seacoast believes that its earnings per share could be less than anticipated.

Seacoast may be unable to successfully integrate Abington’s operations and retain key Abington employees

The merger involves the integration of two companies that previously operated independently in markets with different economic, demographic and competitive characteristics. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. The integration of the two companies will require the experience and expertise of certain Abington employees who are expected to be retained by Seacoast. It cannot be assured, however, that Seacoast will be successful in retaining these employees for the time period necessary to successfully integrate Abington’s operations with those of Seacoast. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business and results of operations of the combined company.

Furthermore, in the event the Seacoast/Abington merger is completed, these same risks could impact the integration of Seacoast (including Abington) with Sovereign in the Sovereign/Seacoast merger.

Seacoast’s and Abington’s allowance for loan losses may not be adequate to cover their actual loan losses

Seacoast and Abington make various assumptions and judgments about the collectibility of their loan portfolios. Each provides an allowance for probable losses based on a number of factors. If these assumptions are wrong, the allowance for loan losses may not be sufficient to cover losses, which would have an adverse effect on operating results, and might also require an increase in the allowance in the future. In addition, net income would decrease if additional amounts were added to the allowance.

Seacoast and Abington operate in a highly regulated environment, which means that they and the combined company might be adversely affected by changes in laws and regulations

Seacoast and Abington are subject to extensive regulation, supervision and examination by state and federal regulatory authorities. Such regulation and supervision govern the activities in which a bank and its holding company may engage, and are intended primarily for the protection of depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and determination of the level of an institution’s allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations or legislation, may have a material impact on the combined company’s operations.

Changes in interest rates could adversely affect Seacoast’s, Abington’s and the combined company’s results of operations and financial condition

Seacoast’s and Abington’s financial condition are significantly affected by changes in interest rates. Their results of operations depend substantially on their net interest income, which is the difference between the interest income earned on interest-earning assets and the interest expense paid on interest-bearing liabilities. Because Seacoast’s and Abington’s interest-bearing liabilities generally reprice or mature more quickly than their interest-earning assets, an increase in interest rates generally would result in a decrease in their net interest income.

Changes in interest rates also affect the value of Seacoast’s and Abington’s interest-earning assets, and in particular their securities portfolios. Generally, the value of securities fluctuates inversely with changes in interest rates. At September 30, 2003, Seacoast’s securities available for sale totaled $327,353,000 and Abington’s totaled $296,484,000. Unrealized gains and losses on securities available for sale are reported as a separate component of stockholders’ equity. Decreases in the fair value of securities available for sale, therefore, could have an adverse effect on stockholders’ equity.

Seacoast and Abington also are subject to reinvestment risk associated with changes in interest rates. Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce borrowing costs. Under these circumstances, Seacoast and Abington are subject to risk to the extent that they are unable to reinvest the cash received from such prepayments at rates that are comparable to the rates on existing loans and securities. Additionally, increases in interest rates may decrease loan demand and make it more difficult for borrowers to repay adjustable rate loans.

Seacoast faces significant competition, which may reduce market share and lower profits

Seacoast and Abington both operate in highly competitive markets in Massachusetts. The level of competition may increase further as a result of the continuing consolidation of the financial services industry. Mergers and acquisitions involving financial services companies have increased significantly, as these companies attempt to improve their competitive position through increased market share, among other factors. Increased competition may reduce Seacoast’s market share with respect to core product offerings and result in lower profits.

There may be risks related to Seacoast and Abington each having used Arthur Andersen as its independent auditors

Although both Seacoast and Abington have dismissed Arthur Andersen, LLP, as their independent public accountants and engaged KPMG LLP and PricewaterhouseCoopers LLP, respectively, Seacoast’s consolidated financial statements as of and for the fiscal year ended December 31, 2001 and 2000 were audited by Arthur Andersen and Abington’s consolidated financial statements for the fiscal year ended December 31, 2000 were audited by Arthur Andersen. In March 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the government’s investigation of Enron Corporation. Arthur Andersen was subsequently convicted on one charge of obstruction of justice in June 2002. This proxy statement/prospectus incorporates by reference financial statements for Seacoast, which have been audited by Arthur Andersen and on which Arthur Andersen has issued a report. This proxy statement/prospectus also includes financial statements for Abington, which have been audited by Arthur Andersen and on which Arthur Andersen has issued a report. Pursuant to Securities and Exchange Commission rules, Arthur Andersen is required to consent to such use of its report. However, the Securities and Exchange Commission has issued a temporary rule that permits use of Arthur Andersen’s report without Arthur Andersen’s consent if, after reasonable efforts, Arthur Andersen’s consent cannot be obtained.

Seacoast and Abington are each unable to obtain Arthur Andersen’s consent. Arthur Andersen has ceased practice before the Securities and Exchange Commission and is not in a position to perform any post-audit review procedures. Should an event occur between the date of Arthur Andersen’s respective reports and the date of this proxy statement/prospectus that could serve to make inaccurate the statement in Arthur Andersen’s respective reports that the financial statements of Seacoast or Abington present fairly, in all material respects, the financial position of Seacoast as of December 31, 2001 and 2000 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2001 or Abington’s results of its operations and cash flows for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America, an investor might be precluded from bringing a claim against Arthur Andersen including under Section 11 of the Securities Act for any untrue statement of a material fact contained in the consolidated financial statements audited by Arthur Andersen or any omission to state a material fact required to be stated in those consolidated financial statements.

The price of Seacoast common stock might decrease after the merger

Following the merger, many holders of Abington common stock will become stockholders of Seacoast. The market value of Seacoast common stock fluctuates based upon general market and economic conditions, Seacoast’s business and prospects and other factors. In addition, as a result of the public announcement of the Sovereign/Seacoast merger, the price of Seacoast common stock may also fluctuate in part in relation to the market price of Sovereign common stock. Thus, the value of Seacoast common stock could decline after the merger. For example, during the twelve-month period ending on February 11, 2004 (a date proximate to the filing of this proxy statement/prospectus), the closing price of Seacoast common stock ranged from a low of $17.81 to a high of $35.27 and ended that period at $35.27. In addition, during the twelve-month period ending on February 11, 2004 (a date proximate to the filing of this proxy statement/prospectus), the closing price of Sovereign common stock ranged from a low of $12.72 to a high of $25.20 and ended that period at $23.25.

The market price of shares of Seacoast common stock may be affected by factors which are different from those affecting shares of Abington common stock

You may acquire shares of Seacoast common stock in connection with the merger. Some of Seacoast’s current businesses and markets differ from those of Abington and, accordingly, the results of operations of Seacoast after the merger may be affected by factors different from those currently affecting the results of operations of Abington. For a discussion of the business of Seacoast and of certain factors to consider in connection with its business, see the documents incorporated by reference into this proxy statement/prospectus and referred to under the section entitled “Where You Can Find More Information” beginning on page 159 of this proxy statement/prospectus. For a discussion of the business of Abington and of certain factors to consider in connection with its business, see the section entitled “Information About Abington” beginning on page 114 of this proxy statement/prospectus. In addition, assuming the consummation of the Sovereign/Seacoast merger following the consummation of the merger, you may ultimately acquire shares of Sovereign common stock. For a discussion of the business of Sovereign and of certain factors to consider in connection with its business, see the documents incorporated by reference into this proxy statement/prospectus and referred to under the section entitled “Where You Can Find More Information” beginning on page 158 of this proxy statement/prospectus.

After the merger, stockholders of Abington will have different rights that may be less advantageous than their current rights

Upon completion of the merger, certain Abington stockholders will become Seacoast stockholders. Differences in Abington’s articles of organization and by-laws and Seacoast’s articles of organization and by-laws will result in changes to the rights of Abington stockholders when they become Seacoast stockholders. For more information, see the section entitled “Comparison of the Rights of Stockholders” beginning on page 151 of this proxy statement/prospectus. A stockholder of Abington may conclude that his, her or its rights under Seacoast’s articles of organization and by-laws are more limited than his, her or its current rights under Abington’s articles of organization and by-laws.

After the Sovereign/Seacoast merger, stockholders of Seacoast will have different rights that may be more or less advantageous than their current rights

If both mergers are consummated, Abington stockholders who receive Seacoast common stock in the Seacoast/Abington merger and who do not sell those shares prior to the consummation of the Sovereign/Seacoast merger will ultimately become stockholders of Sovereign. Differences in Sovereign’s articles of incorporation and bylaws and Seacoast’s articles of organization and bylaws will result in changes to the rights of Seacoast stockholders when they become Sovereign stockholders. In addition, Sovereign is governed by the Business Corporation Law of 1988, as amended, of the Commonwealth of Pennsylvania while Abington and Seacoast are both governed by the Massachusetts Business Corporation Law. A stockholder of Abington and/or Seacoast may conclude that his, her or its rights under Sovereign’s articles of incorporation and bylaws are more limited than his, her or its current rights under Abington’s and Seacoast’s, as applicable, articles of organization and bylaws.

Recent accounting changes could give rise to adverse changes in the regulatory capital treatment of trust preferred securities, including currently outstanding trust preferred securities of Seacoast and Abington, which, in turn, could adversely affect Seacoast’s regulatory capital position following the merger, as well as its proposed financing of the merger

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46), that addresses the consolidation rules to be applied to “variable interest entities” as defined in FIN 46. FIN 46, which applies to certain variable interest entities as of February 1, 2003 and to all variable interest entities as of December 15, 2003, provides that certain variable interest entities should not be treated as consolidated subsidiaries. Seacoast Capital Trust I and Seacoast Capital Trust II, each a wholly owned subsidiary of Seacoast, and Abington Bancorp Capital Trust, a wholly owned subsidiary of Abington, may each constitute a variable interest entity. Historically, issuer trusts, such as Seacoast Capital Trust I, Seacoast Capital Trust II and Abington Bancorp Capital Trust, that issued trust preferred securities have been consolidated by their parent companies. In addition, trust preferred securities have been treated as eligible for Tier 1 capital treatment by bank holding companies under Federal Reserve rules and regulations relating to minority interests in equity accounts of consolidated subsidiaries. Accordingly, Seacoast and Abington each has consolidated its existing issuer trusts in preparing its consolidated financial statements in the past, and such issuer trust’s outstanding trust preferred securities have been treated as Tier 1 capital by both Seacoast and Abington.

On December 24, 2003, FASB issued a revision to FIN46 (FIN46R), to clarify some of the provisions of FIN 46. Based on FIN46R, both Seacoast and Abington deconsolidated their existing issuer trusts as of December 31, 2003, and restated their historical financial statements. The adoption of FIN46R results in the reclassification of the redeemable trust preferred securities from mezzanine capital to other liabilities as well as the reclassification of interest cost from minority interest to interest expense.

This deconsolidation could result in a change to the regulatory capital treatment of trust preferred securities issued by Seacoast and other U.S. bank holding companies. Specifically, it is possible that since its issuer trusts would no longer be consolidated by Seacoast, the trust preferred securities issued by such issuer trusts would not be considered a minority interest in equity accounts of a consolidated subsidiary and therefore not be accorded Tier 1 capital treatment by the Federal Reserve. The Federal Reserve has indicated in supervisory letter SR 03-13, dated July 2, 2003 (the Supervisory Letter), that trust preferred securities will be treated as Tier 1 capital until notice is given to the contrary, but the Supervisory Letter also indicates that the Federal Reserve will review the regulatory implications of any accounting treatment changes and will provide further guidance if necessary or warranted.

If Tier 1 capital treatment were disallowed by the Federal Reserve, Seacoast would be able to redeem both its own junior subordinated debentures and, upon consummation of the merger, Abington’s junior subordinated debentures, as successor-in-interest, thereby, under each circumstance, causing a mandatory redemption of capital securities pursuant to the terms and conditions of the applicable governing documents. As of December 31, 2003, assuming it were not allowed to include the trust preferred securities in Tier 1 Capital, Seacoast would still exceed the regulatory required minimums for capital adequacy purposes.

In addition, Seacoast has considered financing the cash portion of the merger consideration through the issuance of additional trust preferred securities. If the Federal Reserve concludes that trust preferred securities are not eligible for treatment as Tier 1 capital prior to Seacoast’s issuance of additional trust preferred securities, Seacoast may decide not to offer an additional issuance of trust preferred securities and may instead consider other alternatives for the financing of this transaction. For a more detailed description of the proposed financing of the merger, see the section entitled “The Merger—Proposed Financing” beginning on page 96 of this proxy statement/prospectus.

Seacoast and Abington are exposed to litigation that could result in a substantial effect on Seacoast’s business, financial condition and results of operation after the merger

From time to time, Seacoast and Abington are parties to legal and regulatory proceedings. The results of operations of Seacoast after the merger may be affected not only by its own legal or regulatory proceedings, but also by those of Abington, including the Securities and Exchange Commission’s informal inquiry previously disclosed by Abington in April 2003. For a discussion of the business of Abington and of certain factors to consider in connection with its business, see the section entitled “Information About Abington” beginning on page 114 of this proxy statement/prospectus.

Depending on the record date for the Seacoast special meeting, you may not have the opportunity to vote on the Sovereign/Seacoast merger

The record date for the Seacoast special meeting of stockholders to vote on the Sovereign/Seacoast merger has not been determined. If the record date for the Seacoast special meeting to be held in connection with the Sovereign/Seacoast merger occurs before the closing of the Seacoast/Abington merger, you will not be a stockholder of Seacoast entitled to vote on the Sovereign/Seacoast merger even if you receive Seacoast common stock in the merger. Factors that affect the timing of the closing of the merger are summarized elsewhere in this proxy statement/prospectus, including the section entitled “The Merger—The Merger Agreement” beginning on page 69 of this proxy statement/prospectus. Factors that may affect the timing of the record date for the Seacoast special meeting include the timing of the review, if any, made by the Securities and Exchange Commission of the

Sovereign registration statement on Form S-4 to be filed with the Securities and Exchange Commission, the necessary preparation time for the Sovereign registration statement on Form S-4 and the determination by the Seacoast board of directors as to the appropriate record and stockholder meeting dates.

Failure to complete the Sovereign/Seacoast merger could negatively impact Seacoast’s stock prices, future business and operations

If the Sovereign/Seacoast merger is not completed, Seacoast may be subject to a number of material risks, including the following:

•	Seacoast may be required, under certain circumstances, to pay to Sovereign a termination fee of $43,638,000;

•	Seacoast may be required, under certain circumstances, to pay Sovereign expenses incurred in connection with pursuing the Sovereign/Seacoast merger;

•	Seacoast may experience a negative reaction, from both the financial markets and customers, to the termination of the Sovereign/Seacoast merger;

•	the price of Seacoast’s common stock may decline as a result of the costs associated with the Sovereign/Seacoast merger and/or to the extent that the current market price of Seacoast common stock reflects a market assumption that the Sovereign/Seacoast merger will be completed; and

•	Seacoast may forego other opportunities which would otherwise be available had the Sovereign/Seacoast merger agreement not been executed, including, without limitation, foregone opportunities as a result of certain affirmative and negative covenants made by Seacoast in the Sovereign/Seacoast merger agreement, such as covenants affecting the conduct of its business pending the earlier of (1) the consummation of the Sovereign/Seacoast merger or (2) the termination of the Sovereign/Seacoast merger agreement.

The Sovereign/Seacoast merger agreement provides for a number of restrictions on Seacoast’s ability to conduct its business until the consummation of the Sovereign/Seacoast merger

Under the Sovereign/Seacoast merger agreement, from January 26, 2004 (the date of the Sovereign/Seacoast merger agreement) until the earlier of (1) consummation of the Sovereign/Seacoast merger and (2) the termination of the Sovereign/Seacoast merger agreement, Seacoast, and all of its subsidiaries, agreed to conduct their business and engage in transactions only in the ordinary course of business and consistent with past practices and policies except as otherwise provided in the Sovereign/Seacoast merger agreement and the Seacoast/Abington merger agreement or consented to in writing by Sovereign. The restrictions imposed on Seacoast include, but are not limited to:

•	entering into new employment agreements with existing Seacoast personnel or amending any existing employment agreements previously disclosed to Sovereign;

•	implementing any new employee benefit plans or modifying existing ones, subject to certain limited exceptions;

•	granting any new stock options, restricted stock awards or other benefits;

•	subjecting any of its assets to any new liens, security interests or the like other than in the ordinary course of business consistent with past practice;

•	acquiring the assets of another business except for routine foreclosures;

•	increasing its quarterly dividends above specified levels;

•	merging with any other corporation;

•	selling or leasing any substantial portion of its assets, business or mortgage loans (over $1 million in value);

•	entering into a purchase and assumption agreement except as it is consistent with past practices;

•	incurring indebtedness for borrowed money, subject to certain limited exceptions;

•	making any new loans for more than $5 million or increasing any existing loan by more than $2.5 million;

•	making any charitable contributions for over $450,000 in the aggregate;

•	amending the Seacoast/Abington merger agreement or waiving or releasing any obligation of Abington;

•	implementing any changes in accounting methods unless required by accounting principles generally accepted in the United States of America or by law; and

•	waiving, changing or transferring any rights under existing material contracts.

These provisions may limit Seacoast’s ability to compete with other financial institutions during this period and may require Seacoast to forego certain other opportunities. For a more detailed discussions of these restrictions and provisions, you are urged to obtain and carefully read the Sovereign/Seacoast merger agreement, which is currently available as an exhibit to Sovereign’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 28, 2004.

INFORMATION ABOUT THE COMPANIES

ABINGTON BANCORP, INC.

97 Libbey Parkway

Weymouth, Massachusetts 02189

(781) 682-6400

www.abingtonsavingsonline.com

Abington is a one-bank holding company which owns all of the outstanding capital stock of Abington Savings Bank. Abington’s primary business is serving as the holding company of Abington Savings Bank.

Abington Savings Bank operated as a Massachusetts-chartered mutual savings bank from its incorporation in 1853 until June 1986 when it converted from mutual to stock form of ownership. From June 1986 to the present, Abington Savings Bank has operated as a stock-owned savings bank.

Abington Savings Bank includes its seven wholly owned subsidiaries: Holt Park Place Development Corporation and Norroway Pond Development Corporation, which own properties being marketed for sale; Abington Securities Corporation, Mass Securities Corporation, and Mass SEC Corp. II, which invest primarily in United States Government obligations and obligations of related agencies and equity securities; 70 Quincy Ave. LLC, which owns and operates a building in Quincy; and Old Colony Mortgage Corporation, which originates and sells primarily first-lien mortgages secured by one- to four-family residential property.

Abington is engaged principally in the business of attracting deposits from the general public, borrowing funds and investing those deposits and funds. In its investments, Abington has emphasized various types of residential and commercial real estate loans, commercial loans, residential construction loans, consumer loans and investments in securities. Abington considers its principal market area to be parts of Plymouth, Norfolk and Suffolk Counties, in Massachusetts; primarily Abington, Brockton, Canton, Cohasset, Dorchester, Halifax, Hanover, Hanson, Holbrook, Hull, Kingston, Milton, Pembroke, Quincy, Randolph and Whitman where it has banking offices, and nearby Rockland, Duxbury, Scituate, Plympton, East Bridgewater, Plymouth, Carver, Weymouth and Bridgewater. Additionally, Abington has mortgage lending offices in Auburn, Brockton and Fall River.

Abington has grown from $591.2 million in assets and $364.0 million in deposits at December 31, 1998 to $822.8 million in assets and $656.7 million in deposits at September 30, 2003. Deposits in Abington have been insured by the Federal Deposit Insurance Corporation (FDIC) since 1975. Deposits are insured by the Bank Insurance Fund of the FDIC up to FDIC limits (generally $100,000 per depositor) and by the Depositors Insurance Fund, a state excess deposit insurer, for the portion of deposits in excess of that insured by the FDIC. Abington is a voluntary member of the Federal Home Loan Bank of Boston, which serves principally as a credit source in providing funds for residential mortgage lending.

Please refer to the section entitled “Information About Abington” beginning on page 114 of this proxy statement/prospectus for more information about Abington.

SEACOAST FINANCIAL SERVICES CORPORATION

One Compass Place

New Bedford, Massachusetts 02740

(508) 984-6000

www.seacoastfinancial.com

Until the completion of a mutual to stock conversion and initial public offering of stock on November 20, 1998, Seacoast was a mutual holding company created in connection with the reorganization of Compass Bank into a mutual holding company form of organization in 1994. Seacoast is registered with the Board of Governors of the Federal Reserve System as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is a Massachusetts corporation. Seacoast has two wholly owned subsidiaries: Compass Bank and

Nantucket Bank. Since its formation, Seacoast has owned 100% of Compass Bank’s outstanding capital stock. Nantucket Bank became a wholly owned subsidiary of Seacoast as a result of the acquisition of Home Port Bancorp, Inc., the then parent company of Nantucket Bank, on December 31, 2000.

Compass was organized in 1855 as a Massachusetts-chartered mutual savings bank, and reorganized into mutual holding company form in 1994. Nantucket Bank was organized in 1834 as a Massachusetts-chartered mutual savings bank and reorganized to a stock savings bank in 1988. Compass Bank’s and Nantucket Bank’s principal business has been, and continues to be, gathering deposits from customers within its market areas and investing those funds in residential and commercial real estate loans, indirect automobile loans (Compass Bank only), private banking services to both individuals and businesses (Compass Bank only), commercial loans, construction loans, home equity loans and other consumer loans and investment securities. Compass Bank’s and Nantucket Bank’s investment portfolios consist primarily of U.S. Government and agency securities, corporate bonds, mortgage-backed securities, collateralized mortgage obligations and, to a lesser extent, marketable equity securities. Individual and business customers have a variety of deposit accounts with Compass Bank and Nantucket Bank, including NOW (checking) and other demand deposit accounts, passbook savings accounts, money market deposit accounts, Individual Retirement Accounts and various certificates of deposit.

Compass Bank’s and Nantucket Bank’s deposits are insured by the Bank Insurance Fund, as administered by the FDIC, up to the maximum amount permitted by law, except that certain deposits that Compass Bank acquired from a savings association are insured by the Savings Association Insurance Fund, also administered by the FDIC. Deposit amounts in excess of FDIC insurance limits are insured by the Depositors Insurance Fund, a deposit insuring entity for Massachusetts savings banks. Compass Bank and Nantucket Bank are voluntary members of the Federal Home Loan Bank of Boston, which serves principally as a credit source in providing funds for residential mortgage lending.

For more information on the business of Seacoast, Compass Bank and Nantucket Bank, please refer to Seacoast’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Form 10-Q for the quarter ended September 30, 2003. Please refer to the section entitled “Where You Can Find More Information” on page 159 of this proxy statement/prospectus in order to find out where you can obtain copies of Seacoast’s Annual Report as well as other documents Seacoast files with the Securities and Exchange Commission.

COAST MERGER SUB CORPORATION

One Compass Place

New Bedford, Massachusetts 02740

(508) 984-6000

Coast Merger Sub Corporation was formed on October 17, 2003 as a Massachusetts corporation and a wholly owned subsidiary of Seacoast. Coast Merger Sub Corporation was formed solely to effect the merger and has not conducted any business during the period of its existence.

RECENT DEVELOPMENTS

Abington’s 2003 Year End Results

On January 22, 2004, Abington reported net income of $766,000, or $0.19 per diluted share, for the quarter ended December 31, 2003, compared with net income of $1.13 million, or $0.29 per diluted share, for the same period of 2002. Net income for the fourth quarter in 2003 was negatively influenced by two significant factors. First, non-interest income decreased by $835,000, or 17.9%, in the 2003 quarter as compared to the 2002 quarter, due primarily to decreased gains on sales of mortgage loans, partially offset by increased customer service fees. Second, Abington recorded a $523,000 charge against earnings in the fourth quarter of 2003 for expenses incurred to date in connection with the pending merger with Seacoast.

For the year ended December 31, 2003, net income was $3.08 million, or $0.76 per diluted share, compared with net income of $6.17 million, or $1.76 per diluted share, for the year ended December 31, 2002. In addition to the fourth quarter factors mentioned above, see the section of this proxy statement/prospectus entitled “Information About Abington—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of the Nine Months Ended September 30, 2003 and 2002” beginning on page 132 for a discussion of other significant factors that affected net income in 2003. Total assets at December 31, 2003 were $814.9 million compared with $904.0 million at December 31, 2002. Effective December 31, 2003, Abington reclassified its Company Obligated Mandatorily Redeemable Securities from mezzanine capital to other liabilities in conformity with Financial Accounting Standards Board Interpretation No. 46R (revised December 2003), “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51.” Accordingly, total assets and liabilities at December 31, 2002 have been restated to conform to the current presentation. Total stockholders’ equity was $58.7 million, or $14.61 per share, at year-end 2003 compared with $57.78 million, or $15.42 per share, at year-end 2002.

Seacoast’s 2003 Year End Results

On January 27, 2004, Seacoast announced earnings for the year ended December 31, 2003. Net income for the year ended December 31, 2003 amounted to $29.5 million, or $1.21 per diluted share, compared to $36.6 million, or $1.57 per diluted share, for the year ended December 31, 2002. The results for the year ended December 31, 2003 reflect a settlement with the Massachusetts Department of Revenue of $5.9 million for additional state taxes and interest applicable to the tax treatment of dividends received from Real Estate Investment Trust (REIT) subsidiaries in the years 1999 through 2002, and the related increase in the ongoing effective tax rate as a result of the elimination of the REIT.

Total assets at December 31, 2003 were $4.4 billion compared to $3.7 billion at December 31, 2002, an increase of 18%. Total loans increased by $600 million, or 20%, to $3.6 billion. Deposits totaled $2.9 billion at December 31, 2003, an increase of 21% from $2.4 billion at December 31, 2002. The majority of growth occurred in lower cost core deposit accounts.

Net interest income totaled $133.7 million for 2003 compared to $118.8 million in 2002, an increase of $14.9 million, or 13%. Seacoast’s net interest margin in 2003 was 3.43% compared to 3.52% in 2002. Net interest income, and therefore the net interest margin, were negatively impacted by the adoption of a new accounting standard, Financial Accounting Standard Board Interpretation No. 46R (revised December 2003) “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51,” issued in the fourth quarter of 2003 related to Seacoast’s trust preferred securities. The adoption of this new standard resulted in the reclassification and restatement of minority interest expense as interest expense. As a result, included in interest expense in 2003 and 2002 was $5.7 million and $2.9 million of interest on subordinated debentures. This reduced the net interest margin by 15 and 8 basis points in 2003 and 2002, respectively.

Total stockholders’ equity at December 31, 2003 was $390.9 million, or 8.9% of total assets, compared to $319.5 million, or 8.6% of total assets, at December 31, 2002. Tangible book value per share was $10.44 at December 31, 2003 versus $12.15 at December 31, 2002.

In addition, Seacoast announced that its board of directors voted a quarterly cash dividend of $0.14 per share, or an 8% increase from the prior quarterly dividend. The dividend will be payable on February 20, 2004 to stockholders of record on February 6, 2004.

For more information, see Seacoast’s Current Report on Form 8-K, as furnished with the Securities and Exchange Commission on January 28, 2004 and available as described in the section entitled “Where You Can Find More Information” beginning on page 159 of this proxy statement/prospectus.

Sovereign’s 2003 Year End Results

On January 20, 2004, Sovereign announced earnings for the year and quarter ended December 31, 2003.

For the year ended December 31, 2003, Sovereign reported net income of $402 million, or $1.38 per diluted share, as compared to $342 million, or $1.23 per diluted share, for 2002. Net income included a charge on the early extinguishment of $302 million of Sovereign debt in 2003 and merger and integration charges associated with the acquisition of Main Street Bancorp in 2002.

Sovereign’s net interest income totaled $308 million for the fourth quarter of 2003, an increase of $15.3 million, or 5.2%, compared to the fourth quarter of 2002. On a linked quarter basis, net interest income increased by $21.2 million, or 7.4%. Sovereign’s net interest income totaled $1.2 billion for the years ended December 31, 2003 and 2002.

Sovereign’s net interest margin was 3.39% for the fourth quarter of 2003 compared to 3.32% in the third quarter of 2003 and 3.49% in the fourth quarter of 2002. Sovereign’s net interest margin was 3.42% for the year ended December 31, 2003 compared to 3.61% for the year ended December 31, 2002.

Sovereign’s total assets at December 31, 2003 were $43.5 billion compared to $39.6 billion at December 31, 2002, an increase of 9%. Total loans increased by $3 billion or 11%, to $26.1 billion. Deposits totaled $27.3 billion at December 31, 2003.

Sovereign/Seacoast Merger

This summary highlights selected information regarding the Sovereign/Seacoast merger. The Sovereign/Seacoast merger agreement was filed on January 28, 2004 with the Securities and Exchange Commission as an exhibit to Sovereign’s Current Report on Form 8-K and is incorporated by reference into this proxy statement/prospectus. We urge you to obtain and carefully read the Sovereign/Seacoast merger agreement. For additional information regarding where you can find more information about Sovereign, please see the section entitled “Where You Can Find More Information” beginning on page 159 of this proxy statement/prospectus. In addition, Sovereign and Seacoast will be filing documents containing further information regarding the Sovereign/Seacoast merger with the Securities and Exchange Commission, including a registration statement on Form S-4, although no assurances can be made that such filing will be available prior to the date of the Abington special meeting of stockholders. You should be aware that the Sovereign registration statement on Form S-4 is subject to review by the Securities and Exchange Commission and may be changed one or more times. Sovereign’s Form 8-K and Securities Exchange Act filings are, and Sovereign’s registration statement on Form S-4 will be, available on the Securities and Exchange Commission’s Internet website (http://www.sec.gov).

The Sovereign/Seacoast merger agreement provides for the merger of Seacoast with and into Sovereign, with Sovereign being the surviving company. The Sovereign/Seacoast merger is intended to constitute a tax-free “reorganization” for federal income tax purposes.

If the Sovereign/Seacoast merger is completed, stockholders of Seacoast, subject to certain exceptions, will receive 1.461 shares of Sovereign common stock for each share of Seacoast that they own, subject to potential adjustment, as described below, based on the average of Sovereign’s closing share prices as reported on the New York Stock Exchange for 15 consecutive trading days prior to the later to occur of (1) Seacoast’s stockholder meeting to consider the Sovereign/Seacoast merger, or (2) the date of receipt of the last governmental approval required to complete the Sovereign/Seacoast merger (the Sovereign determination date) as follows:

•	if, between the date of announcement of the Sovereign/Seacoast merger and the Sovereign determination date, Sovereign’s common stock price (measured as set forth above) increases, the exchange ratio will remain fixed at 1.461 for each share of Sovereign common stock outstanding;

•	if, between the date of announcement and the Sovereign determination date, Sovereign’s common stock price (measured as set forth above) drops by up to 10% to $21.57 per share, the exchange ratio will be adjusted to a ratio which will yield $35.00 for each share of Seacoast common stock outstanding; or

•	if, between the date of announcement and the Sovereign determination date, Sovereign’s common stock price (measured as set forth above) drops by more than 10% to $21.56 or below, the exchange ratio will be fixed at 1.623 shares of Sovereign common stock for each share of Seacoast common stock outstanding.

Seacoast has a right to terminate the transaction at any time prior to the Sovereign/Seacoast merger if (1) Sovereign’s stock price (measured as set forth above) is less than $20.37 (equivalent to a decline of at least 15%) and (2) Sovereign underperforms an index of 10 peer financial institutions by more than 15%, subject to a right on Sovereign’s part to void the termination by increasing the exchange ratio to an exchange ratio which would yield $33.06 for each share of Seacoast common stock outstanding. In all cases, cash will be paid in lieu of any fractional shares.

Upon completion of the Seacoast/Abington merger, some of Abington stockholders will become stockholders of Seacoast and, if they do not sell their shares of Seacoast common stock prior to the consummation of the Sovereign/Seacoast merger, will be entitled to receive the merger consideration described above and will become stockholders of Sovereign.

In addition, all rights with respect to Seacoast common stock pursuant to stock options outstanding at the effective time of the Sovereign/Seacoast merger, including, without limitation, any and all options to acquire Abington common stock that are converted into options to acquire Seacoast common stock pursuant to the terms of the Seacoast/Abington merger agreement, whether or not then exercisable, will be converted into an option to purchase shares of Sovereign common stock, adjusted to reflect the Sovereign/Seacoast exchange ratio. The Sovereign/Seacoast merger agreement also provides, among other things, that Kevin G. Champagne, the Chief Executive Officer and President of Seacoast, will be appointed as a director of either Sovereign or Sovereign Bank, as specified by Seacoast in its sole discretion.

Completion of the Sovereign/Seacoast merger is subject to a number of conditions, including receipt of all requisite governmental approvals and certain other customary conditions, as well as the right of each party to terminate the transaction under certain circumstances. In addition, the Sovereign/Seacoast merger is subject to approval by the affirmative vote of at least 75% of the total number of votes eligible to be cast by Seacoast stockholders. The Sovereign/Seacoast merger agreement contemplates that the Seacoast/Abington merger will be completed prior to the Sovereign/Seacoast merger, unless the Seacoast/Abington merger agreement has been terminated pursuant to its terms.

As a result, if both mergers are consummated, Abington stockholders who receive Seacoast common stock in the Seacoast/Abington merger and who do not sell those shares prior to the close of Sovereign/Seacoast merger will ultimately end up with shares of Sovereign common stock. By way of example, if (1) you hold 100 shares of Abington common stock, (2) the exchange ratio in the Seacoast/Abington merger is 1.4468 and (3) you elect and receive all stock in the Seacoast/Abington merger, you will receive 144 shares of Seacoast common stock (plus a cash payment for the 0.68 fraction of a share of Seacoast common stock (i.e., 100 shares times 1.4468 equals 144.68 shares)). If you continue to hold those 144 shares of Seacoast common stock until consummation of the Sovereign/Seacoast merger, you will receive:

•	210 shares of Sovereign common stock in exchange for your 144 shares of Seacoast common stock if the average closing sales prices of Sovereign common stock for the 15 consecutive trading days ending on the Sovereign determination date (the Sovereign average determination date price) is greater than $23.95 (the Sovereign/Seacoast exchange ratio would be 1.461; multiplying that exchange ratio by 144 yields the 210 shares of Sovereign common stock you would receive);

•	between 210 shares and 233 shares of Sovereign common stock in exchange for your 144 shares of Seacoast common stock if the Sovereign average determination date price on the Sovereign determination date is between $21.57 and $23.95 (the Sovereign/Seacoast exchange ratio would be the number determined by dividing $35.00 by the Sovereign average determination date price; multiplying that exchange ratio by 144 yields the number of shares of Sovereign common stock you would receive); or

•	233 shares of Sovereign common stock in exchange for your 144 shares of Seacoast common stock if the Sovereign average determination date price on the Sovereign determination date is less than $21.57 (the Sovereign/Seacoast exchange ratio would be 1.623, multiplying that exchange ratio by 144 yields the 233 shares of Sovereign common stock you would receive).

The exchange ratio representing the number of shares of Sovereign common stock that you will receive for each share of Seacoast common stock that you own on the closing date of the Sovereign/Seacoast merger will not be known until the Sovereign determination date. The market value of the Sovereign common stock that you will receive in the Sovereign/Seacoast merger will be equal to the product of (1) the number of shares of Seacoast common stock that you own (in the example above, 144), multiplied by (2) the applicable per share exchange ratio determined based on the Sovereign average determination date price described above multiplied by (3) the market value of a share of Sovereign common stock on the closing date for the Sovereign/Seacoast merger. You will not know the value of the Sovereign common stock that you will receive until the closing of the Sovereign/Seacoast merger.

The market price of a share of Sovereign common stock will fluctuate between now and the consummation of the Sovereign/Seacoast merger. The following table contains examples of the value of the Sovereign common stock that you would receive in exchange for your 144 shares of Seacoast common stock, based upon hypothetical average determination date prices of Sovereign common stock on the Sovereign determination date and hypothetical market prices of Sovereign common stock on the closing date of the Sovereign/Seacoast merger:

	Assumed Average Determination Date Price (1)	Exchange Ratio	Shares of Sovereign Common Stock to be Received for 144 Seacoast Shares(2)	Assumed Market Value of Sovereign Stock on Closing Date	Cash Payment for Fractional Share	Total Value to be Received For 144 Seacoast Shares
	$19.00	1.623	233.712	$18.00	$12.82	$4,206.82
	$19.50	1.623	233.712	$19.00	$13.53	$4,440.53
	$20.00	1.623	233.712	$19.50	$13.88	$4,557.38
Termination Right (3)	$20.37	1.623	233.712	$20.00	$14.24	$4,674.24
	$21.00	1.623	233.712	$20.50	$14.60	$4,791.10
	$21.57	1.623	233.658	$21.00	$13.82	$4,906.82
	$21.58	1.622	233.550	$21.50	$11.83	$5,021.33
	$22.00	1.591	229.091	$22.00	$2.00	$5,040.00
	$22.50	1.556	224.000	$22.50	$0.00	$5,040.00
	$23.00	1.522	219.130	$23.00	$2.99	$5,039.99
	$23.50	1.489	214.468	$23.50	$11.00	$5,040.00
	$23.95	1.461	210.438	$24.00	$10.51	$5,050.51
	$23.96	1.461	210.384	$24.50	$9.41	$5,154.41
	$24.00	1.461	210.384	$25.00	$9.60	$5,259.60
	$24.50	1.461	210.384	$25.50	$9.79	$5,364.79
	$25.00	1.461	210.384	$26.00	$9.98	$5,469.98
	$25.50	1.461	210.384	$26.50	$10.18	$5,575.18
	$26.00	1.461	210.384	$27.00	$10.37	$5,680.37
	$26.50	1.461	210.384	$27.50	$10.56	$5,785.56
	$27.00	1.461	210.384	$28.00	$10.75	$5,890.75
	$27.50	1.461	210.384	$28.50	$10.94	$5,995.94
	$28.00	1.461	210.384	$29.00	$11.14	$6,101.14
	$28.50	1.461	210.384	$29.50	$11.33	$6,206.33
	$29.00	1.461	210.384	$30.00	$11.52	$6,311.52
	$29.50	1.461	210.384	$30.50	$11.71	$6,416.71
	$30.00	1.461	210.384	$31.00	$11.90	$6,521.90

(1)	The Sovereign average determination date price, which is the assumed Sovereign average determination date price of Sovereign common stock for the 15 consecutive trading days ending on the Sovereign determination date.

(2)	All fractional shares will be paid in cash based on the average of the 15 consecutive trading days ending on the business day preceding the consummation of the merger.

(3)	Under the Sovereign/Seacoast merger agreement, Seacoast has the right to terminate the Sovereign/Seacoast merger agreement, at any time during the five business day period commencing with the Sovereign determination date, if the Sovereign common stock price (measured as set forth in footnote 1 above) is below $20.37 (which is equivalent to a decline of approximately 15% from the average closing sale prices of Sovereign common stock for the 15 trading days ending on the date prior to the public announcement of the Sovereign/Seacoast merger agreement) and Sovereign underperforms an index of ten peer financial institutions by more than 15%. Sovereign may void this termination by agreeing to increase the exchange ratio to an amount equal to $33.06 divided by the Sovereign average determination date price. These possible events are not illustrated in the table.

We cannot assure you that the Sovereign/Seacoast merger will be consummated, or if it is consummated, when it will be consummated and what the exchange ratio or value of shares of Sovereign common stock will be following the Sovereign/Seacoast merger.

The market price of Seacoast common stock will fluctuate prior to the merger. It will fluctuate in part in relation to fluctuations in the share price of Sovereign shares. You should obtain current market quotations for Seacoast and Sovereign common stock.

THE SPECIAL MEETING

Time and Place

A special meeting of stockholders of Abington will be held at 11:00 a.m., local time, on March 25, 2004 at Abington’s Corporate Headquarters, 97 Libbey Parkway, Weymouth, Massachusetts.

Matters to be Considered

The special meeting is being held for the following purposes:

•	to consider and approve the merger agreement and approve the merger; and

•	to consider and approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement and approve the merger.

The Abington stockholders will also consider any other matters that may be properly submitted to a vote at the special meeting. At the time of mailing this proxy statement/prospectus, the Abington board of directors was not aware of any matters other than those listed above that may be presented for action at the special meeting.

A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. Abington stockholders are encouraged to read the merger agreement in its entirety and the other information contained in this proxy statement/prospectus carefully before deciding how to vote.

Shares Outstanding and Entitled to Vote; Record Date

The record date for determining the Abington stockholders entitled to vote at the special meeting is February 5, 2004. Only holders of record of Abington common stock as of the close of business on that date are entitled to receive notice of the special meeting and to vote at the special meeting. At the close of business on the record date, there were 4,025,267 shares of Abington common stock outstanding and entitled to vote. Each share of Abington common stock entitles the holder to one vote at the special meeting on all matters properly presented at the meeting.

How to Vote Your Shares

Stockholders of record of Abington common stock may vote by mail or by attending the special meeting and voting in person. If you choose to vote by mail, simply complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided. Even if you plan to attend the special meeting, you should complete and return the proxy card to ensure that your vote is counted.

If your shares are held in “street name” by a bank, broker or other nominee, you should instruct your bank, broker or other nominee to vote your shares, following the directions they provide. Your broker or bank may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form that is provided by your broker, bank or other nominee and that accompanies this proxy statement/prospectus. If you wish to change your voting instructions after you have returned your voting instructions to your broker, bank or other nominee, you must contact your broker, bank or other nominee. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote in person at the special meeting, you must bring a letter from the broker, bank or other nominee confirming that you are the beneficial owner of the shares.

Any stockholder executing a proxy may revoke it at any time before it is voted by:

•	delivering, prior to the special meeting, a written notice of revocation addressed to Joanne Strondak, Clerk, Abington Bancorp, Inc., 97 Libbey Parkway, Weymouth, Massachusetts 02189;

•	delivering to Abington, prior to the special meeting, a properly executed proxy with a later date; or

•	attending the special meeting and giving notice of such revocation in person.

Attendance at the special meeting will not, in and of itself, constitute revocation of a proxy.

Each proxy returned to Abington (and not revoked) by a holder of Abington common stock will be voted in accordance with the instructions indicated thereon. If no instructions are indicated, the proxy will be voted “FOR” approval of the merger agreement and “FOR” the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

At this time, the Abington board of directors is unaware of any matters, other than set forth above, that may be presented for action at the special meeting. If other matters are properly presented, however, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

Quorum; Votes Required

A quorum, consisting of the holders of a majority of the issued and outstanding shares of Abington common stock, must be present in person or by proxy before any action may be taken at the special meeting. Abstentions will be treated as shares that are present for purposes of determining the presence of a quorum but will not be counted for purposes of determining the number of votes cast on a proposal.

The affirmative vote of the holders of a majority of the outstanding shares of Abington common stock is required to approve the merger agreement and the merger. The proposal to adjourn the meeting to solicit additional proxies to approve the merger agreement and the merger, if necessary, requires the affirmative vote of the holders of a majority of the shares voting on the matter at the special meeting. Any other matter properly submitted to stockholders for their consideration at the special meeting would require the affirmative vote of the holders of a majority of the shares voting on the matter at the special meeting, unless a larger vote is required by law or by Abington’s articles of organization or by-laws. At any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of the special meeting.

If you submit a proxy that indicates an abstention from voting on all matters presented at the special meeting, your shares will be counted as present for the purpose of determining the existence of a quorum at the special meeting but will not be counted for the purpose of determining the number of votes cast on a proposal. Consequently, your abstention will have the same effect as voting against approval of the proposal to approve the merger agreement and approve the merger at the special meeting. In addition, the failure of an Abington stockholder to vote by proxy or in person at the special meeting will have the effect of a vote against the merger agreement and the merger.

Any broker “non-votes” will not be counted for purposes of determining the number of votes cast on a proposal but will be treated as present for quorum purposes. Broker “non-votes” are shares held by brokers or nominees as to which voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares and with respect to which the broker or nominee does not have discretionary voting power. The proposal to approve the merger agreement and the merger is not an item on which brokerage firms may vote in their discretion on behalf of their clients if such clients have not furnished voting instructions within ten days of the special meeting. Because the proposal to approve the merger agreement and the merger is required to be approved by the holders of a majority of the outstanding shares of Abington common stock, broker “non-votes” will have the same effect as a vote against the proposal to approve the merger agreement and the merger at the special meeting. Because of the vote required for the proposal to adjourn the special meeting, abstentions and broker “non-votes” will have no effect on this proposal.

The directors and executive officers of Abington, who are entitled to vote approximately 15.24% of the outstanding shares of Abington common stock as of February 5, 2004, the record date for the special meeting, have entered into voting agreements with Seacoast pursuant to which they have agreed to vote all of their shares in favor of the merger agreement and the merger. The voting agreements apply to any additional shares acquired by any of these individuals, including pursuant to the exercise of the any of the stock options. For more information, see the section entitled “The Merger—The Merger Agreement—Other Material Agreements Relating to the Merger—Voting Agreements” beginning on page 89 of this proxy statement/prospectus.

As of the close of business on the record date for the special meeting, Seacoast beneficially owned 95,000 shares of Abington common stock. To Seacoast’s knowledge, no shares of Abington common stock were beneficially owned by any of Seacoast’s directors or executive officers.

Solicitation of Proxies

The solicitation of proxies from Abington stockholders is made by Abington on behalf of the board of directors of Abington. Abington will pay all costs of the solicitation of stockholders, including mailing this proxy statement/prospectus to its stockholders, except that Abington and Seacoast will share equally the cost of printing this proxy statement/prospectus.

In addition to solicitation by mail, the directors, officers and employees of Abington and its subsidiaries may solicit proxies from stockholders of Abington in person or by telephone, telegram, facsimile, e-mail, other electronic methods or in person without compensation other than reimbursement for their actual expenses. Abington may retain outside agencies for the purpose of soliciting proxies, in which case Abington will pay the fees and expense of those agencies. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons and to request authority for the exercise of proxies. Abington will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection with any such solicitation. In addition, Abington has engaged Georgeson Shareholder Communications Inc. as its proxy solicitor to solicit proxies on Abington’s behalf for a fee of $7,000 plus reasonable out-of-pocket expenses.

Recommendation of the Abington Board of Directors

After careful consideration, Abington’s board of directors has determined that the merger is advisable, in the best interests of Abington stockholders and on terms that are fair to Abington stockholders. The Abington board of directors has approved the merger agreement and recommends that Abington stockholders vote “FOR” the merger agreement and the merger, and “FOR” the proposal to adjourn the special meeting if necessary.

The matters to be considered at the special meeting are of great importance to the stockholders of Abington. Accordingly, Abington stockholders are urged to read and consider carefully the information presented in this proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

Abington stockholders should not send any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of Abington stock certificates will be mailed to stockholders at least 25 business days before the merger is expected to be completed. For more information regarding the procedures for exchanging Abington stock certificates, see the section entitled “The Merger—The Merger Agreement—Procedures for Exchanging Abington Common Stock Certificates” beginning on page 73 of this proxy statement/prospectus.

ESOP Participants

If you are a participant in Abington’s employee stock ownership plan, you will have received with this proxy statement/prospectus a voting instruction form that reflects all shares you may vote under the plan. Under the terms of this plan, the trustee, subject to its fiduciary duty, will vote all unallocated shares and allocated shares for which no timely voting instructions are received in the same proportion as shares for which the trustee has received voting instructions from participants.

THE MERGER

(Proposal 1)

The following information describes the material aspects of the merger agreement and the merger. This description does not purport to be complete and is qualified in its entirety by reference to the annexes to this proxy statement/prospectus, including the merger agreement that is attached hereto as Annex A and incorporated by reference herein. All stockholders are urged to read carefully the annexes in their entirety.

General

The merger agreement provides for the merger of Coast Merger Sub Corporation with and into Abington, with Abington as the surviving corporation. The surviving corporation will then merge with and into Seacoast. The merger agreement also provides for the merger of Abington’s bank subsidiary, Abington Savings Bank, with and into Seacoast’s bank subsidiary, Compass Bank, as soon as practicable after completion of the merger. At the effective time of the merger, each share of Abington common stock outstanding immediately before the effective time of the merger will be converted into the right to receive either $34.00 in cash or 1.4468 shares of Seacoast common stock, plus cash in lieu of any fractional share.

Abington stockholders may elect to receive all cash, all stock or a combination of cash and stock, subject to election and allocation procedures set forth in the merger agreement that are intended to ensure that 75% of the shares of Abington common stock will be converted into the right to receive shares of Seacoast common stock and 25% of the shares of Abington common stock will be converted into the right to receive cash. Thus, Abington stockholders may not receive exactly the form of consideration that they elect. Instead, they may receive a pro rata amount of cash and Seacoast common stock even if they elect all cash or all stock.

Shares held by Seacoast or Abington or any of their subsidiaries, other than in a fiduciary capacity or in satisfaction of a debt previously contracted, will be cancelled. Dissenting shares will be treated as described in the section entitled “—Appraisal Rights” beginning on page 67 of this proxy statement/prospectus.

Background of the Merger

Over the past several years, the Abington board of directors and its senior executive officers have regularly reviewed Abington’s strategic alternatives with the assistance of Abington’s financial advisor. These reviews have focused on assessing Abington’s opportunities for increasing long-term stockholder value, including opportunities for enhancing earnings internally and for growth through possible strategic acquisitions or affiliations with other financial institutions. Abington’s acquisition of Massachusetts Fincorp, Inc. in 2002 was one result of Abington’s long-term strategic planning process.

During the same period, Abington’s President and Chief Executive Officer, James P. McDonough, has been actively involved in the Massachusetts banking industry, including significant trade association activities. In that capacity, Mr. McDonough has had the opportunity to become acquainted with the senior executive officers of most other Massachusetts financial institutions, including Kevin G. Champagne, President and Chief Executive Officer of Seacoast. In the course of informal conversations with Mr. McDonough, Mr. Champagne (as well as various other Massachusetts bank executives) had, from time to time, expressed interest in a possible strategic combination with Abington. However, until the early fall of 2003, none of these discussions progressed beyond the exploratory stage.

In early July, 2003, following an additional informal conversation at a mutually attended social engagement, Mr. Champagne and Mr. McDonough scheduled a lunch meeting to discuss a possible transaction between Seacoast and Abington. At that meeting, held on July 15 in Raynham, Massachusetts, Mr. Champagne reiterated to Mr. McDonough Seacoast’s continued interest in a combination with Abington. Mr. Champagne pointed out that Seacoast’s acquisition of Bay State Bancorp, Inc. in May of 2003 made Abington an even more attractive acquisition target, since Abington’s geographic franchise would link Compass Bank’s and Bay State’s branch networks. Mr. McDonough informed Mr. Champagne that the Abington board had a long-standing planning session scheduled in late August and he wanted to defer discussing the matter further until after that session.

Between July 18, 2003 and August 7, 2003, Mr. Champagne and Mr. McDonough conversed a number of times by telephone, following up on their earlier conversation. Generally, these conversations focused on Seacoast’s continuing expressions of interest in commencing discussions between the parties (particularly in light of increased activity and speculation in the New England banking sector), with Mr. McDonough reiterating his desire to defer any substantive discussions pending Abington’s meeting of stockholders on July 31, 2003 and the planning session of the Abington board scheduled for late August. During these conversations, Mr. Champagne and Mr. McDonough also discussed their respective financial and legal advisor relationships in the event discussions between the parties were to advance.

On August 27 and 28, 2003, the Abington board of directors held a two-day planning session at which it discussed, among other things, a proposed balance sheet restructuring and various other earnings enhancement strategies. The board also discussed other strategic alternatives for increasing long-term stockholder value, including possible affiliations with other financial institutions. Mr. McDonough briefed the board on his conversations with Mr. Champagne, and the board expressed a willingness to consider a proposal from Seacoast if the proposed consideration and other terms were compelling.

On September 11, 2003, Mr. Champagne contacted Mr. McDonough by phone to follow up on their July and August conversations. Mr. Champagne told Mr. McDonough that Seacoast remained interested in pursuing a transaction with Abington and that it would like Mr. McDonough and other members of Abington’s management team to continue in a significant management capacity. He said that the Seacoast board had a merger consideration range in mind, but that he would not be able to present an expression of interest containing a specific consideration proposal without conducting some preliminary financial due diligence, especially in light of the balance sheet restructuring that Abington had announced on September 4, 2003. Mr. McDonough said that he would seek approval from the executive committee of the board of directors of Abington (consisting of Bruce G. Atwood, Joel S. Geller, Rodney D. Henrikson and Wayne P. Smith, in addition to Mr. McDonough) to allow Seacoast to commence preliminary financial due diligence.

On September 16, 2003, Mr. McDonough and James K. Hunt, Abington’s Chief Financial Officer, met with the executive committee and Jeffrey Stone and Ann Carter, representatives of the audit committee of the Abington board of directors, together with representatives from Foley Hoag LLP, Abington’s legal counsel. Mr. McDonough reported on his conversations with Mr. Champagne and Seacoast’s request to review certain limited financial information of Abington to enable Seacoast and its financial advisors to formulate an expression of interest. After a lengthy discussion, the executive committee agreed that it would be appropriate to provide the requested information to Seacoast, and authorized Mr. McDonough to enter into a confidentiality agreement for that purpose. The executive committee also authorized Mr. McDonough to enter into an engagement letter with McConnell, Budd & Romano, which Mr. McDonough signed that day.

In light of the impending exchange of information, on September 22, 2003 Abington and Seacoast entered into a customary confidentiality agreement concerning, among other things, the confidentiality of information to be exchanged in connection with the parties’ consideration of their potential transaction, the nondisclosure of any negotiations regarding such a transaction, prohibitions on the parties’ contacting or soliciting each others’ employees and mutual prohibitions on the parties’ ability to engage in certain hostile takeover activities with respect to each other for limited period of time.

On September 23, 2003, Mr. McDonough and Mr. Hunt met in Providence, Rhode Island with Mr. Champagne and the financial officers of Seacoast, together with representatives of McConnell, Budd & Romano and Ryan Beck & Co., Inc., Seacoast’s financial advisor. The purpose of the meeting was to provide Seacoast with additional financial information about Abington, including information about the recent balance sheet restructuring and various other matters relating to Abington’s financial condition. At the conclusion of the meeting, Mr. Champagne indicated that he expected to formulate an expression of interest after he and his financial advisors had had an opportunity to incorporate into their financial model the information provided at the meeting, and that he would contact Mr. McDonough when they had completed their analysis.

On October 3, 2003, Mr. Champagne called Mr. McDonough to communicate an oral expression of interest, with mixed stock and cash consideration. Mr. Champagne proposed two alternatives: either $33 per share or, if Abington were willing to negotiate exclusively with Seacoast, $34.00 per share. Later that same day, Mr. McDonough discussed Seacoast’s alternative expressions of interest by telephone conference with representatives of McConnell, Budd & Romano and Foley Hoag and they agreed to meet in person to discuss Seacoast’s expression of interest.

On October 6, 2003, Mr. McDonough and Mr. Hunt met with representatives of McConnell, Budd & Romano and Foley Hoag to consider Seacoast’s expression of interest and to discuss other terms of a potential transaction between the parties. They discussed the two alternatives proposed by Seacoast, considered the likely interest of other potential acquirors, and concluded that, notwithstanding the exclusive negotiation requirement, the $34.00 proposal would likely result in the best value for Abington’s stockholders. Following the meeting, Mr. McDonough called Mr. Champagne to arrange a meeting for the following day.

On October 7, 2003, Mr. McDonough and Mr. Champagne met in Boston and discussed the terms of the proposal from Seacoast and related management and board issues, including the proposed form and amount of consideration and the composition of the boards of Seacoast and Compass Bank following a proposed transaction. Mr. McDonough and Mr. Champagne also discussed post-transaction employment issues, including potential terms under which various Abington officers, including Mr. McDonough and Mr. Hunt, might remain associated with Seacoast following a potential transaction. Mr. Champagne and Mr. McDonough also discussed the possible ratio of the aggregate transaction consideration between cash and stock and the possibility of an election mechanism for Abington stockholders. At the conclusion of the meeting, Mr. McDonough indicated that it was his view that the $34.00 alternative was the more attractive of the two alternatives proposed by Seacoast, and that he would present the terms of such proposal, together with the other matters discussed by the parties at this meeting, to the Abington board of directors.

On October 9, 2003, at a regularly scheduled executive committee meeting, Mr. McDonough reviewed the terms of Seacoast’s proposal, including the amount and form of consideration and the board and management provisions. Following discussion, the executive committee directed Mr. McDonough to proceed with further due diligence and obtain from Seacoast drafts of a definitive merger agreement and related documentation. The executive committee determined that it would be appropriate to fully inform the board of directors of the status of the discussions relating to the potential transaction at a special meeting to be held on October 14, 2003.

On October 10, 2003, first drafts of the proposed merger agreement and certain related documents were circulated by Goodwin Procter LLP, Seacoast’s legal counsel for the transaction. From October 10, 2003 through October 20, 2003, Seacoast’s and Abington’s management and their respective financial and legal advisors facilitated the exchange of business, financial, accounting, tax and legal due diligence and participated in discussions with each other on various issues relating to the proposed transaction. From October 10, 2003 until October 20, 2003, a number of drafts of the merger agreement were negotiated and exchanged between the parties. During this period, the parties discussed and negotiated various issues, including without limitation, the representations and warranties to be made by Abington, the treatment of Abington’s employees in the transaction, the conduct of the respective parties’ businesses between signing and closing of the transaction, the parties’ respective conditions to closing, the rights of the parties to abandon the transaction, the termination fee that would be payable by Abington to Seacoast if the agreement were terminated under certain circumstances, the provisions which would permit Abington to respond to other expressions of interest if the board’s fiduciary duties required such response and the voting agreement to be entered into by each director of Abington pursuant to which he or she would agree to vote their shares of Abington common stock in favor of the transaction.

On October 14, 2003, the board of directors of Abington met and Mr. McDonough reported to the board the substance of his discussions with Seacoast. Representatives of McConnell, Budd & Romano and Foley Hoag attended the meeting and led the Abington board in a discussion of the factors to be considered in determining whether to proceed with a proposed transaction with Seacoast. The McConnell, Budd & Romano representatives made a detailed presentation to the Abington board, analyzing the Seacoast proposal from a financial point of view, including a pro forma merger analysis, a discussion of comparable transactions, a discounted cash flow analysis and a discussion of the form of consideration and structure of the proposed Seacoast transaction. McConnell, Budd & Romano representatives also spent considerable time discussing other potential acquirors and their capacity to provide (and potential interest in providing) a comparable value to Abington’s stockholders to that proposed by Seacoast. The Abington board held a lengthy discussion of the opportunities presented by the Seacoast transaction, including the willingness of Seacoast to permit stockholders to receive either stock or cash consideration, within certain parameters. Mr. McDonough indicated to the board that Seacoast’s counsel had provided Abington with a form of merger agreement and that Seacoast was prepared to perform on site its due diligence review of Abington later that same week. The Abington board concluded that Seacoast’s proposed terms could lead to a transaction that would be in the best interests of Abington stockholders, and authorized management to continue discussions with Seacoast, including proceeding with mutual due diligence reviews and with the negotiation of definitive documentation.

Over the next six days, the parties, their management and their respective legal and financial advisors negotiated the terms of the merger agreement. On October 15 and 16, 2003, Seacoast conducted financial, business, regulatory and legal due diligence at the offices of Foley Hoag, where representatives of Abington had delivered relevant due diligence documentation. Seacoast conducted additional due diligence at Abington’s Weymouth, Massachusetts offices on October 19, 2003. Abington conducted due diligence with respect to Seacoast at Foley Hoag’s offices on October 16, 2003, as well as at Seacoast’s offices in New Bedford, Massachusetts on October 17, 2003.

In the afternoon of October 20, 2003, the Seacoast board of directors met, with representatives of Goodwin Procter, Chaston Associates, consultants to Seacoast, KPMG LLP, Seacoast’s independent accountants, and Ryan Beck, present at the request of the board, to consider the final documentation. Following detailed presentations by Goodwin Procter as to the terms of the merger agreement and Ryan Beck as to the financial analysis and aspects of the potential transaction, the Seacoast board voted to approve and adopt the merger agreement and to approve the merger with Abington.

At a meeting on October 20, 2003, the Abington board met to consider the terms of the proposed merger with Seacoast. The Abington board received detailed reports from Mr. Hunt, Robert McAlear (a loan review consultant), and from representatives of McConnell, Budd & Romano and Foley Hoag on the results of the due diligence on the financial condition and operations of Seacoast, including its recent acquisition of Bay State in May 2003, as well as an update on the status of the negotiations and the open issues that had been resolved since the prior board meeting. Representatives of McConnell, Budd & Romano made a detailed presentation regarding the financial terms of the proposed merger, and advised the Abington board that, in their opinion, and based on facts known to them at that date, the merger consideration was fair, from a financial point of view, to the Abington stockholders, and that absent significant change in the two companies’ financial condition or in the market for their securities, McConnell, Budd & Romano anticipated that it would be prepared to issue a similar written opinion as of the date of the proxy statement/prospectus mailed to stockholders of Abington to solicit approval of the merger agreement and merger. Abington’s legal counsel, Foley Hoag, reviewed the terms of the merger agreement and the terms of the voting agreement to be entered into by each member of the Abington board. The Abington board discussed the transaction at length, including the terms of the merger agreement, the potential advantages and risks associated with the merger and the financial analyses of McConnell, Budd & Romano. Following such discussion, the Abington board voted to approve the merger agreement and to recommend that the Abington stockholders approve the merger agreement and the merger. One director abstained from voting on the transaction. All other directors voted in favor of the transaction.

The parties executed the merger agreement and related documents that evening and publicly announced the merger on the morning of October 21, 2003.

Abington’s Reasons for the Merger

The Abington board of directors has determined that the merger is fair to, and in the best interests of, Abington and its stockholders. In approving the merger agreement, the Abington board consulted with its financial advisor with respect to the financial aspects and fairness of the transaction from a financial point of view and with its legal counsel as to its legal duties and the terms of the merger agreement. In arriving at its determination, the Abington board also considered a number of factors, including the following:

•	The results that could be obtained by Abington’s continuing to operate independently, and the likely benefits to Abington’s stockholders, compared with the value of the merger consideration being offered by Seacoast.

•	Information concerning the business, earnings, operations, financial condition and prospects of Abington and Seacoast, both individually and as combined.

•	The compatibility of the respective business and management philosophies of Abington and Seacoast.

•	The results of the due diligence review conducted on Seacoast, including the likelihood of the transaction receiving the requisite regulatory approvals in a timely manner.

•	An assessment of Seacoast’s ability to pay the aggregate merger consideration.

•	The opinion rendered by McConnell, Budd & Romano, as financial advisor to Abington, that the merger consideration is fair, from a financial point of view, to Abington’s stockholders.

•	The terms of the merger agreement and the structure of the merger, including the fact that the merger is intended to qualify as a transaction of a type that is generally tax-free for U.S. federal income tax purposes to the extent that Seacoast common stock is received.

•	The option of Abington stockholders to satisfy their own investment interests by receiving cash, Seacoast common stock or a combination of both cash and Seacoast common stock for their shares of Abington common stock.

•	The ability of the Abington board of directors to terminate the merger agreement if the value of Seacoast common stock declines by more than 20% from its price after the announcement of the merger and underperforms by 10% or more an index of peer banking companies during the same time period.

•	The receipt of a higher dividend payout and dividend yield from Seacoast and Seacoast’s practice of increasing its dividend on a regular basis.

•	The appointment of Abington’s Chief Executive Officer, James P. McDonough, as President of Compass Bank.

•	The appointment of Mr. McDonough and two other members of Abington’s board to the boards of directors of Seacoast and Compass Bank.

•	The current and prospective economic, competitive and regulatory environment facing Abington and independent community banking institutions generally, which is characterized by continuing consolidation in Massachusetts and increased nationwide, statewide and local competition.

•	The effect of the merger on Abington’s depositors, customers and the communities served by Abington. The acquisition by Seacoast was deemed to be an opportunity to provide depositors, customers and the communities served by Abington Savings Bank with increased financial services and more branch offices throughout Massachusetts.

•	The significant number of Abington employees that would be retained after the merger, combined with opportunities for career advancement in a larger organization.

The discussion and factors considered by the Abington board is not intended to be exhaustive, but includes all material factors considered. In approving and recommending the merger, the Abington board did not assign any specific or relative weights to any of the foregoing factors and individual directors may have weighted factors differently.

Recommendation of Abington’s Board of Directors

After careful consideration, Abington’s board of directors has determined that the merger agreement is advisable, in the best interests of Abington’s stockholders and on terms that are fair to Abington’s stockholders. Accordingly, the board of directors of Abington has approved the merger agreement and the merger and recommends that Abington stockholders vote “FOR” approval of the merger agreement and the merger.

Opinion of Abington’s Financial Advisor

On October 20, 2003, McConnell, Budd & Romano, Inc. (“MB&R”) delivered its oral opinion to the Abington board of directors which stated that, as of that date, the consideration in the merger was fair, from a financial point of view, to the stockholders of Abington. MB&R’s oral opinion was subsequently confirmed in writing as of October 20, 2003. In addition, MB&R has confirmed its opinion as of the date of this proxy statement/prospectus. In rendering its opinion as of the date of this proxy statement/prospectus, MB&R confirmed and updated certain analyses and reviewed the appropriateness of assumptions upon which the analyses were based. MB&R’s written opinion dated as of the date of this proxy statement/prospectus is attached to this proxy statement/prospectus as Annex C.

MB&R’s opinion of the fairness of the aggregate consideration and fairness thereof, was based on consideration of numerous factors, including the following:

•	an analysis of the historical and projected future contributions to taxable recurring earnings by Seacoast and Abington;

•	an analysis of the possible future earnings per share results for Seacoast and Abington on both a stand-alone and combined earnings per share basis using the purchase method of accounting;

•	consideration of the anticipated dilutive or accretive effects of the prospective transaction on future earnings per share of Seacoast;

•	consideration of the dilutive or accretive effects of the prospective transaction on book value and tangible book value per share of Seacoast;

•	consideration of the prospects for the parties to achieve certain operational cost savings as a result of the transaction;

•	consideration of the total equity capitalization, the tangible equity capitalization, the current risk based capital adequacy and the projected adequacy thereof for Seacoast and Abington and the combined company;

•	the composition of loan portfolios and the methodology of creating reserves for loan and lease losses used by Seacoast and Abington;

•	respective management opinions of the apparent adequacy of the reserves for loan and lease losses, as of a point in time for each of the parties;

•	the apparent relative asset quality of the respective loan portfolios as disclosed by Seacoast and Abington;

•	a review of the composition and maturity structure of the deposit bases of Seacoast and Abington;

•	consideration of the make-up, maturity structure, market value and liquidity of the securities portfolio of both Seacoast and Abington and the embedded interest rate risk therein;

•	analysis of the historical trading range, trading patterns, institutional ownership and apparent relative liquidity of the common shares of Seacoast and Abington;

•	consideration of the pro forma market capitalization of the anticipated combination; and

•	contemplation of other factors, including certain intangible factors.

MB&R was initially engaged as a financial advisor to Abington by letter agreement dated as of October 14, 1993. In November of 1993, MB&R provided financial advisory and investment banking services to Abington in connection with its acquisition of Hull Co-operative Bank in Hull, Massachusetts. Since that time, MB&R has provided Abington with various strategic planning and financial advisory services, including defense work against a dissident stockholder group and acting as co-manager for the underwriting of trust preferred securities issued by Abington in June of 1998. MB&R also provided financial advisory and investment banking services to Abington in connection with its acquisition of Massachusetts Fincorp in 2002. Abington and MB&R entered into an engagement letter with respect to the proposed acquisition of Abington by Seacoast on September 16, 2003, which was dated as of September 12, 2003. MB&R participated in a due diligence process with respect to Seacoast in mid-October 2003 and presented to Abington’s board of directors on October 14, 2003 and October 20, 2003 financial analyses evaluating a potential purchase price of $34.00. The general terms of the pending merger were arrived at in an arms’ length negotiation between Seacoast and Abington in a process in which MB&R advised Abington and participated in the negotiations.

MB&R was retained based on its qualifications and experience in the financial analysis of financial services holding companies, banking and thrift institutions generally, its knowledge of the Massachusetts banking market in particular and of the Eastern United States banking markets in general, as well as its experience with merger and acquisition transactions involving financial institutions. As a part of its investment banking business, MB&R is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and in connection with its equity brokerage business, which specializes in the securities of financial institutions. MB&R publishes proprietary earnings estimates and equity research reports on numerous financial institutions. In the ordinary course of its business as a broker-dealer, MB&R may, from time to time, purchase securities from and sell securities to Seacoast or Abington and as a market maker in securities, MB&R and/or certain of its employees may, from time to time, have a long or short position in, and buy or sell debt or equity securities of Seacoast or Abington for their own accounts or for the accounts of customers of MB&R.

The full text of MB&R’s opinion, which sets forth assumptions made, matters considered and limits on the review undertaken by MB&R is attached to this proxy statement/prospectus as Annex C. MB&R urges that Abington stockholders read both the opinion and this proxy statement/prospectus in its entirety. The opinion of MB&R does not constitute a recommendation to any holder of Abington common stock as to how such holder should vote at the Abington stockholders’ meeting. The summary of the opinion and the matters considered in MB&R’s analysis set forth in this proxy statement/prospectus are qualified in their entirety by reference to the text of the opinion itself. The opinion is necessarily based upon conditions as of the date of the opinion and upon information made available to MB&R through the date of the opinion. In terms of the analytical process followed, no limitations were imposed by the Abington board upon MB&R with respect to the investigations made, matters considered or procedures followed in the course of rendering the opinion.

In arriving at its opinion delivered to the Abington board on October 20, 2003, and in confirming the opinion for inclusion in this proxy statement/prospectus, MB&R considered the following:

•	the merger agreement by and between Seacoast, Coast Merger Sub Corporation and Abington, dated October 20, 2003;

•	this proxy statement/prospectus in substantially the form to be sent to Abington stockholders;

•	Seacoast’s annual reports to stockholders for 2000, 2001 and 2002;

•	Seacoast’s annual reports on Form 10-K for 2000, 2001 and 2002;

•	Seacoast’s quarterly reports on Form 10-Q for the first, second and third calendar quarters of 2003;

•	Abington’s annual reports to stockholders for 2000, 2001 and 2002;

•	Abington’s annual reports on Form 10-K for 2000, 2001 and 2002;

•	Abington’s quarterly reports on Form 10-Q for the first, second and third calendar quarters of 2003;

•	discussions relating to the business, earnings expectations, assets, liabilities, reserves for loan and lease losses and general prospects of the respective companies;

•	the recent historical record of reported prices, trading volume and trading patterns for both Seacoast and Abington;

•	the recent historical record of cash and stock dividend payments for both Seacoast and Abington;

•	board minutes for Seacoast for the years 1998, 1999, 2000, 2001, 2002 and year to date through September 2003;

•	discussions with certain members of the senior management of both Seacoast and Abington concerning the past and current results of operations, current financial condition and management’s opinion of future prospects;

•	anecdotal information regarding the current state of and future prospects for the economy of the Northeastern United States generally and the relevant market areas for Seacoast and Abington in particular;

•	specific merger analysis models developed by MB&R to evaluate potential business combinations of financial institutions using both historical reported information and projected future results, including the achievement of specific amounts of cost savings as a result of the proposed transaction; and

•	such other studies and analyses as MB&R considered appropriate under the circumstances associated with this particular transaction.

MB&R’s opinion takes into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and its knowledge of the financial services industry generally. For purposes of rendering its opinion, MB&R has assumed and relied upon the accuracy and completeness of the information provided to it by Seacoast and Abington and does not assume any responsibility for the independent verification of such information. In the course of rendering its opinion, MB&R has not completed any independent valuation or appraisal of any of the assets or liabilities of either Seacoast or Abington and has not been provided with such valuations or appraisals from any other source. With respect to any forecasts considered by MB&R in the course of rendering its opinion, MB&R has assumed without independent verification that such forecasts have been reasonably prepared to reflect the best currently available estimates and judgment of the parties making such forecasts.

The following is a summary of the material analyses employed by MB&R in connection with rendering its opinion. Given that it is a summary, it is not a complete and comprehensive description of all the analyses performed, or an enumeration of all the matters considered by MB&R in arriving at its opinion. The preparation of a fairness opinion is a complicated process, involving a determination as to the most appropriate and relevant methods of financial analysis and the application of those methods to the circumstances associated with a specific transaction. Therefore, such an opinion is not readily susceptible to a summary description. In arriving at its fairness opinion, MB&R did not attribute any particular weight to any one specific analysis or factor considered by it and made a number of qualitative as well as quantitative judgments as to the significance of each analysis and factor. Therefore, MB&R recommends that its analyses must be considered as a whole and feels that attributing undue weight to any single analysis or factor considered could create a misleading or incomplete view of the process leading to the formation of its opinion. In its analyses, MB&R has made certain assumptions with respect to banking industry performance, general business and economic conditions and other factors, many of which are beyond the control of management of Abington, Seacoast and MB&R. Any estimates, which are referred to in MB&R’s analyses, are not necessarily indicative of actual values or predictive of future results or values. Future results and values may vary significantly from any estimates set forth.

Fixed Exchange Analysis and Fluctuating Value of Stock Portion of Consideration

The exchange ratio at which Abington stockholders may elect to exchange Abington common stock for Seacoast common stock is fixed at 1.4468. Consequently, the total value of the stock portion of the consideration will fluctuate with fluctuations in the price of Seacoast common stock. MB&R analyzed potential transaction values for Abington using various closing prices for Seacoast. The following table illustrates these potential transaction values in the aggregate, with stock value representing 75% of the total consideration and cash value representing 25% of the total consideration.

Potential Aggregate Transaction Values

to be Received by Abington Stockholders

Seacoast Stock Price	Fixed Exchange Ratio	Value of Stock 75%	Value of Cash 25%	Total Transaction Value	Total Transaction Value Per Share (1)
$35.50	1.4468	$159,477,147	$35,190,000	$194,667,147	$47.02
$33.50	1.4468	$150,492,519	$35,190,000	$185,682,519	$44.85
$31.50	1.4468	$141,507,891	$35,190,000	$176,697,891	$42.68
$29.50	1.4468	$132,523,263	$35,190,000	$167,713,263	$40.51
$27.50	1.4468	$123,538,635	$35,190,000	$158,728,635	$38.34
$25.50	1.4468	$114,554,007	$35,190,000	$149,744,007	$36.17
$23.50	1.4468	$105,569,379	$35,190,000	$140,759,379	$34.00
$21.50	1.4468	$96,584,751	$35,190,000	$131,774,751	$31.83
$19.50	1.4468	$87,600,123	$35,190,000	$122,790,123	$29.66
$17.50	1.4468	$78,615,495	$35,190,000	$113,805,495	$27.49
$18.80	1.4468	$84,455,503	$35,190,000	$119,645,503	$28.90

(1)	Calculated by dividing the Total Transaction Value by approximately 4,140,000, which is the total diluted common stock of Abington outstanding as of October 20, 2003 (including 95,000 shares of Abington common stock owned by Seacoast, which will be canceled without consideration). Diluted common stock outstanding equals Abington shares outstanding (3,920,571, which includes the 95,000 shares owned by Seacoast) plus stock options outstanding (328,425) plus deferred compensation units (6,690). The treasury stock method of accounting for outstanding stock options was utilized, resulting in an increase to shares outstanding of approximately 212,510 shares. Each share of Abington common stock will be exchanged for either cash or Seacoast common stock. However, assuming that 75% of a stockholder’s shares are exchanged for stock and 25% are exchanged for cash, the value per share received by such stockholder would be as reflected in this column.

Diluted shares outstanding of approximately 4,140,000 as of October 20, 2003 were used for Abington for the above calculations. The stock portion of the final total transaction value per share in the table above is based upon the closing price of Seacoast common stock the day prior to closing. Therefore, if the closing price of Seacoast common stock is above $23.50 per share (the signing date closing price), the total transaction value per share will be greater than $34.00. If the closing price of Seacoast common stock is less than $23.50 per share, the total transaction value per share will be less than $34.00. If the average closing price of Seacoast common stock is less than $18.80, which equates to a total transaction value of $28.90 per share, Abington has the right to terminate the merger agreement, if in conjunction with the price decline in Seacoast common stock, Seacoast stock underperforms a defined peer index by more than 10%. In the event that this occurs and Abington chooses to exercise its right to terminate, Seacoast has the option to increase the aggregate merger consideration payable to Abington stockholders by adjusting the exchange ratio and thereafter Abington would no longer have the right to terminate the merger agreement. See the section of this proxy statement/prospectus entitled “—The Merger Agreement—Termination and Amendment” beginning on page 84. As of February 10, 2004, a date proximate to the date of this proxy statement/prospectus, Seacoast’s closing trade price was $35.05, equating to a total transaction value per share of $46.53.

Upstream Analysis

MB&R examined the hypothetical competitive acquisition capacity of other potential buyers that would logically be interested in acquiring Abington. The comparison group of buyers was comprised of Banknorth Group, Webster Financial Corp., Chittenden Corp., Independent Bank Corp., Sovereign Bancorp and Eastern Bank Corp. MB&R utilized a purchase price of $34.00 in 75% stock, 25% cash transaction structures, with the exception of Eastern Bank Corp. for which a 100% cash transaction structure was hypothetically explored. All cash was analyzed for Eastern Bank Corp. because it is a privately owned mutual holding company with no stock outstanding. MB&R evaluated the customary measures of financial impact of a potential merger on each hypothetical buyer. These financial measures included earnings per share dilution or accretion, book value and tangible book value dilution or accretion, overall levels of goodwill created as a result of the transaction, resultant tangible capital ratios and reasonable levels of cost savings that may be achieved. These financial measures were evaluated in combination with the price/earnings and tangible book value multiples that a $34.00 per share consideration value implied for Abington. As a result of this analysis, MB&R concluded that the consideration in the merger represented a purchase price that appeared to be at the high end of what other potential buyers would be expected to offer to Abington stockholders.

Discounted Earnings Stream and Terminal Value Analysis

MB&R conducted an analysis that estimated the present value of a future stream of after-tax earnings of Abington through December 31, 2007, utilizing various assumptions and earnings projections provided by Abington management, in order to value the company on a stand-alone basis going forward. The purpose of this analysis is to compare the discounted present values at the end of five years, with the per share consideration value of $34.00 in the merger. During the quarter ended September 30, 2003, Abington announced a balance sheet restructuring program designed to improve earnings, strengthen capital ratios and reduce interest rate risk. The program was completed by quarter end, and included the sale of approximately $110 million of higher risk and small denomination mortgage-backed securities and approximately $1.72 million in charges related to the prepayment of Federal Home Loan Bank debt during the third quarter. All of these events affected Abington’s operating results for the three and nine month periods of 2003, in comparison to prior year periods, and the repositioning of the balance sheet, among other things, was factored into and formed the basis for which growth and earnings projections were derived for operating years 2004 and beyond.

To approximate the terminal value of Abington common stock at December 31, 2007, MB&R applied a wide range of price/earnings multiples, focusing on 15.0x to 20.0x. The earnings streams were then discounted to present values using a wide range of discount rates, focusing on 9.0% to 12.0%. A discount rate is applied to future earnings streams, consisting of essentially a risk-free rate of return, such as the 10 year treasury bond, plus an additional 2.0% to 5.0% to account for the uncertainty of cash flows. The lower the discount rate, the higher the present value. MB&R’s analysis produced the following results:

Present Value of Independence—Abington

Price/Earnings Multiple

	15.0x	16.0x	17.0x	18.0x	19.0x	20.0x
Discount Rate
9.0%	$27.12	$28.81	$30.50	$32.19	$33.88	$35.57
10.0%	$25.94	$27.55	$29.17	$30.78	$32.40	$34.01
11.0%	$24.82	$26.36	$27.90	$29.45	$30.99	$32.53
12.0%	$23.75	$25.23	$26.71	$28.18	$29.66	$31.13

The resulting imputed values across the range of price/earnings multiples and discount rates, as illustrated in the above table, range from $23.75 to $35.57. The implied per share consideration value in the merger, as of the day of announcement, was $34.00 per share and falls near the high end of the range. MB&R emphasizes that terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions made. The results of such analysis may not be indicative of actual values or future results.

Contribution Analysis

Based on financial data for Seacoast and Abington as of September 30, 2003 and utilizing an implied value of $34.00 in a 75% stock/25% cash transaction, the estimated relative contributions of the parties to the combined company on a purchase basis would have been approximately as follows had the proposed transaction been consummated as of that date. All purchase accounting adjustments associated with the pending transaction

(according to GAAP) have been applied to Abington’s contribution for that item, where adjustments are applicable. Purchase accounting adjustments do not include fair value adjustments of assets and liabilities to be acquired, and have been estimated and derived by MB&R from the financial condition of Seacoast and Abington as of September 30, 2003.

Pro Forma Contribution Table

As of September 30, 2003

Item	Seacoast	Abington
Ownership (1)	85%	15%
Assets	83%	17%
Goodwill and Intangible Assets (2)	52%	48%
Loans	90%	10%
Deposits	82%	18%
Equity (3)	78%	22%
2004 Estimated Net Income (4)	77%	23%

(1)	Option shares included.
(2)	Intangible assets associated with the pending merger transaction, such as estimated goodwill, are represented by Abington’s contribution percentage for the purposes of this table.
(3)	Attributes new equity issued associated with 75% of the merger consideration being in the form of stock to Abington’s equity to determine contribution percentage.
(4)	Factors in approximately 25% cost savings from Abington’s pre-tax non-interest expense base as of September 30, 2003.

Accretion/Dilution Analysis

Because it is expected that 75% of the outstanding shares of Abington common stock will be exchanged for Seacoast common stock, MB&R analyzed the financial impact of the merger on Seacoast. MB&R employs proprietary analytical models to examine transactions involving financial institutions. The models use forecast earnings data, selected period end balance sheet and income statement data, current market information and a variety of assumptions as to interest rates for borrowed funds, effective tax rates, deal costs, core deposits, core deposit premiums and associated amortization periods. The models inquire into the likely economic feasibility of a given transaction at a given price level or a specified exchange rate while employing a specified transaction structure. The models permit evaluation of various levels of potential non-interest expense savings that might be achieved along with various potential implementation time-tables for such savings, as well as the possibility of revenue enhancement opportunities which may arise in a given transaction. The models also permit evaluation of capital ratios from a regulatory perspective.

Utilizing its models, MB&R prepared pro forma analyses of the financial impact of the merger on Seacoast utilizing an implied per share consideration value of $34.00, with a 75% stock, 25% cash mix. Using publicly available data and other assumptions, MB&R compared the estimated earnings per share of Seacoast on a stand-alone basis for calendar year 2004 to the estimated earnings per share of the common stock of the combined company on a pro forma basis for calendar year 2004. The model evaluates the prospective dilutive or accretive impact of the pending transaction on Seacoast’s estimated earnings per share, book value per share and tangible book value per share, utilizing specific cost savings and implementation assumptions, and using a 1.4468 exchange ratio for the stock portion of the consideration.

MB&R’s analysis suggests that the effect of the merger will be accretive to earnings per share to Seacoast in 2004. MB&R’s analysis factors in a 25% cost savings assumption from Abington’s non-interest expense base, which MB&R believes to be an achievable level for this transaction. This determination does not take into account any revenue enhancements that may be achieved as a result of the combination.

On a book value or equity per share basis, the proposed transaction is accretive to Seacoast’s stand-alone, diluted book value per share and dilutive to Seacoast’s stand-alone, diluted tangible book value per share.

Analysis of Comparable Transactions

MB&R is reluctant to place much emphasis on the analysis of comparable transactions as a valuation methodology due to what it considers to be inherent limitations of the application of the results to specific cases. MB&R believes that such analysis frequently fails to adequately take into consideration such factors as:

•	material differences in the underlying capitalization of the comparable institutions which are being acquired;

•	differences in the historic earnings (or loss) patterns recorded by the compared institutions which can depict a very different trend than might be implied by examining only recent financial results;

•	failure to exclude non-recurring profit or loss items from the last 12 months’ earnings streams of target companies which can distort apparent earnings multiples;

•	material differences in the form or forms of consideration used to complete the transaction; and

•	such less accessible factors as the relative population, business and economic demographics of the acquired entities’ markets as compared or contrasted to such factors for the markets in which comparable companies are doing business.

With these reservations in mind, MB&R nonetheless examined statistics associated with other merger and acquisition transactions. The following criteria were utilized to create the sample:

•	The acquired institutions were both bank and thrift companies.

•	Transactions were announced in 2002 and 2003 (through October 7, 2003), the most recent date prior to the signing of the merger agreement that a transaction was announced in New England.

•	The geographic area represents the New England region of the United States.

The above criteria generated the following list of transactions:

Merger and Acquisition Transactions

Announced in 2002 and 2003 (through October 7, 2003)

Acquiror	Acquired Entity	Type	Acquired Entity State
Webster Financial Corp.	FIRSTFED AMERICA	Thrift	Massachusetts
Banknorth Group, Inc.	First & Ocean Bancorp	Bank	Massachusetts
Ridgefield Bank	Fairfield County Savings Bank	Thrift	Connecticut
Royal Bank of Scotland	Community Bancorp, Inc.	Bank	Massachusetts
South Shore Savings Bank	Horizon Bank & Trust Co.	Bank	Massachusetts
New Haven Savings Bank	Alliance Bancorp of New Eng.	Thrift	Connecticut
New Haven Savings Bank	Connecticut Bancshares	Thrift	Connecticut
Sovereign Bancorp, Inc.	First Essex Bancorp, Inc.	Thrift	Massachusetts
Webster Financial Corp.	North America B & T Co.	Bank	Connecticut
Royal Bank of Scotland	Port Financial Corp.	Thrift	Massachusetts
Auburndale Co-op Bank	Newton South Co-op Bank	Thrift	Massachusetts
New England Bancshares	Windsor Locks Comm. Bk.	Thrift	Connecticut
Seacoast Financial Svcs.	Bay State Bancorp, Inc.	Thrift	Massachusetts
Chittenden Corp.	Granite State Bankshares	Bank	New Hampshire
Banknorth Group	American Financial Holdings	Thrift	Connecticut
Banknorth Group	Warren Bancorp, Inc.	Thrift	Massachusetts
Royal Bank of Scotland	Medford Bancorp, Inc.	Thrift	Massachusetts
Banknorth Group	Bancorp Connecticut, Inc.	Bank	Connecticut
Abington Bancorp, Inc.	Massachusetts Fincorp, Inc.	Thrift	Massachusetts
Banknorth Group	Ipswich Bancshares, Inc.	Thrift	Massachusetts

The following table compares specified financial characteristics of the acquired banks in these transactions to Abington:

Selected Financial Data for Targets in Mergers and Acquisitions

Announced in 2002 and 2003 (through October 7, 2003)

Acquired Entity (1)	Assets ($000)	Tang. Equity/ Assets (%)	Return on Avg. Assets (%)	Return on Avg. Equity (%)	NPAs/ Total Assets (%)
FIRSTFED AMERICA	2,680,526	5.57	1.00	12.82	0.08
First & Ocean Bancorp	255,528	8.05	0.70	8.55	0.04
Fairfield County Savings Bank	353,587	9.04	0.77	8.46	0.07
Community Bancorp, Inc.	451,930	8.70	1.29	14.12	0.11
Horizon Bank & Trust Co.	126,898	9.49	0.84	8.44	0.65
Alliance Bancorp of New Eng.	420,821	6.47	0.88	14.03	0.33
Connecticut Bancshares	2,554,560	8.98	1.16	11.51	0.08
First Essex Bancorp, Inc.	1,755,214	7.45	1.14	13.65	0.29
North America B & T Co.	192,017	7.78	0.81	10.48	0.55
Port Financial Corp.	1,469,265	8.24	1.03	11.91	0.02
Newton South Co-op Bank	118,756	16.52	1.91	11.92	0.00
Windsor Locks Comm. Bk.	37,079	6.10	0.67	12.31	0.19
Bay State Bancorp, Inc.	563,478	9.84	1.40	13.68	0.03
Granite State Bankshares	1,107,364	7.12	1.31	16.55	0.13
American Financial Holdings	2,894,753	12.29	1.17	7.19	0.16
Warren Bancorp, Inc.	459,726	9.66	1.35	14.26	NA
Medford Bancorp, Inc.	1,446,167	7.63	1.07	11.47	0.04
Bancorp Connecticut, Inc.	662,804	8.49	1.47	16.08	0.13
Massachusetts Fincorp, Inc.	120,658	8.13	0.68	8.12	0.03
Ipswich Bancshares, Inc.	321,115	4.71	0.94	18.95	0.06

Average	899,612	8.51	1.08	12.23	0.16
Median	455,828	8.19	1.05	12.12	0.08

Abington (as of 6/30/03)	950,600	5.14	0.40	6.53	0.26

(1)	Financial data for acquired entities as of most recently reported financial date at time of announcement.

The following table presents a comparison of the average and median values for three selected statistics with respect to the above transactions at the time of announcement with the transaction multiples for Abington. In addition to reviewing the price to earnings, price to book value and price to tangible book value multiples, on average, related to the target companies in the above table, MB&R also evaluated these statistics for the thrift companies only. In addition, transactions associated with the most acquisitive buyer of the group, Banknorth Group, were analyzed separately from the overall bank and thrift group. Banknorth’s selected transactions were announced in 2001, 2002 and 2003.

Merger and Acquisition Transaction Multiples

Announced in 2002 and 2003 (through October 7, 2003)

Two Transactions for Banknorth Group were Announced in 2001

	Price/ Trailing 12 Mos. Earnings (x)	Price/ Book Value (%)	Price/ Tang. Book Value (%)
Seacoast/Abington (1)	26.98	220.92	266.88

Banks and Thrifts (20 Transactions)
Average	19.75	229.58	242.67
Median	19.38	244.76	248.03

Thrifts Only (14 Transactions)
Average	19.06	225.88	242.74
Median	19.34	229.13	247.70

Banknorth Group (7 transactions)
Average	18.37	236.53	245.06
Median	16.67	255.24	255.24

(1)	Abington’s multiples are based on earnings per share, book value per share and tangible book value per share of $1.26, $15.39 and $12.74, respectively. All data is as of or through June 30, 2003, the most recent financial period prior to announcement.

On a price to trailing 12 months earnings basis (26.98 x), the proposed merger falls above both the average and median of the full sample of bank and thrift transactions, thrifts only and Banknorth. The statistic for the proposed merger falls below the average and median values for the full sample of bank and thrift transactions, thrifts only and Banknorth in terms of price to book value (220.92%). On a price to tangible book value basis (266.88%), the proposed merger falls above both the average and median of the full sample of bank and thrift transactions, thrifts only and Banknorth.

Conclusion

Based on the whole of MB&R’s various analyses and taking into consideration the various factors which MB&R believes are relevant to the circumstances surrounding the proposed transaction and subject to the limitations and qualifications enumerated above, MB&R delivered its written opinion to the board of directors of Abington as of October 20, 2003 and as of the date of this proxy statement/prospectus that the consideration to be paid to Abington stockholders is fair from a financial point of view to the stockholders of Abington as of the date of each opinion letter. MB&R’s signed and dated written opinion dated as of the date of this proxy statement/prospectus appears in Annex C.

Compensation of MB&R

Pursuant to a letter agreement with Abington dated September 12, 2003, MB&R is entitled to receive a cash fee payable upon the completion of certain events as follows: (1) $200,000.00 was paid upon the execution and public announcement of the merger agreement with respect to the transaction; (2) $200,000.00 will be paid upon mailing of this proxy statement/prospectus containing MB&R’s written opinion; and (3) a final fee of 1.0% of the

“aggregate consideration” to be paid to Abington stockholders, less the $400,000.00 previously paid, will be paid as of the closing of the merger. The “aggregate consideration” is the total value of stock and cash consideration received by Abington stockholders, including the economic value of in-the-money stock options converted for stock and/or cash consideration. If, as of the closing date, the Seacoast common stock is trading at $35.05 (the level at which it was trading on February 10, 2004), the total compensation to MB&R would be approximately $1.9 million.

The fee payable to MB&R represents compensation for services rendered in connection with the analysis of the transaction, support of the negotiations and participation in the drafting of documentation, and for the rendering of MB&R’s opinion. Abington has also agreed to reimburse MB&R for its reasonable out-of-pocket expenses incurred in connection with the merger. Abington has also agreed to indemnify MB&R and its directors, officers and employees against certain losses, claims, damages and liabilities relating to, or arising out of, its engagement, including liabilities under the federal securities laws.

Subsequent Event

On January 26, 2004, Sovereign and Seacoast entered into the Sovereign/Seacoast merger agreement whereby, subject to stockholder and regulatory approval, each share of Seacoast common stock would be converted into the right to receive shares of Sovereign common stock and cash in lieu of fractional shares. MB&R reviewed the terms of the Sovereign/Seacoast merger, as described in the Sovereign/Seacoast merger agreement, along with the investor presentation and press release prepared by Sovereign, to evaluate the possible impact of the Sovereign/Seacoast merger on Abington stockholders. MB&R’s analysis of the Sovereign/Seacoast merger did not include a due diligence investigation of Sovereign. MB&R expresses no opinion on the fairness of the consideration offered in the Sovereign/Seacoast merger to Abington stockholders. MB&R’s review of the pending transaction and its hypothetical impact on Abington stockholders is intended to benefit Abington stockholders.

In terms of market value, the stock price for Seacoast common stock has increased significantly subsequent to the execution of the Sovereign/Seacoast merger agreement. As a result, the current market value of the stock portion of consideration to be paid to Abington stockholders has increased. As of February 10, 2004, a date proximate to the date of this proxy statement/prospectus, the closing trade price for Seacoast common stock was $35.05. This equates to a total transaction value for Abington stockholders of approximately $192.6 million, or $46.53 per share, assuming that 75% of a stockholder’s shares are exchanged for Seacoast common stock and 25% are exchanged for cash. Abington stockholders electing and receiving all cash are unaffected. MB&R would receive an increased fee for financial advisory services as a result of an increase in the market value of consideration to be paid to Abington stockholders.

Because it is expected that 75% of the outstanding shares of Abington common stock would be exchanged for Seacoast common stock, MB&R analyzed the hypothetical financial impact on Seacoast of an increase in total transaction value to be paid to Abington stockholders. Because the exchange ratio for the stock portion of the merger consideration is generally fixed at 1.4468 shares of Seacoast common stock for each share of Abington common stock, the impact on pro forma earnings per share for Seacoast remains as previously described in MB&R’s accretion/dilution analysis; the effect of the merger is anticipated to be accretive to earnings per share of Seacoast in 2004, factoring in expected cost savings. On a book value or equity per share basis, a higher overall value of the stock consideration to be paid to Abington stockholders would result in additional accretion to Seacoast book value per share, due to the increased market value of new equity that would be booked as a result of the transaction. On a tangible book value per share basis, however, Seacoast would incur additional dilution as a result of a higher overall value of the stock consideration to be paid to Abington stockholders, due to the increased amount of goodwill that would be booked as a result of the transaction. MB&R anticipates that Seacoast, on a stand alone basis, would comply with regulatory guidelines for tangible capital at the time of closing.

Abington stockholders who exchange all or a portion of their common stock for Seacoast common stock (and do not sell such Seacoast common stock prior to the consummation of the Sovereign/Seacoast merger) would ultimately exchange their Seacoast common stock for Sovereign common stock, contingent upon the consummation of the Sovereign/Seacoast merger. According to the terms of the Sovereign/Seacoast merger agreement, each share of Seacoast common stock would be converted into the right to receive shares of Sovereign common stock according to a derived exchange ratio that would be based upon the market value of Sovereign common stock, subject to certain collar provisions, during a measurement period (described below) prior to closing. If the market value of Sovereign common stock is greater than or equal to $23.96, the exchange ratio would be fixed at 1.461. If the market value of Sovereign common stock is less than $23.96 but greater than $21.56, the exchange ratio would be determined by dividing $35.00 by the market value of Sovereign common stock. Except in certain limited circumstances, if the market value of Sovereign common stock is less than or equal to $21.56, the exchange ratio would be fixed at 1.623. The market value for Sovereign common stock would be determined based on the average of the closing trade prices for Sovereign common stock as reported on the New York Stock Exchange for the 15 consecutive trading days ending on the day prior to the later to occur of (1) the date of the special meeting of Seacoast stockholders called to consider the Sovereign/Seacoast merger or (2) the date of receipt of the last governmental approval required for the transaction.

As of February 10, 2004, the closing trade price for Sovereign common stock was $23.08. If the market value for Sovereign common stock during the measurement period is $23.08, the derived exchange ratio would be 1.516 ($35.00 divided by $23.08).

Assuming (i) Abington stockholders receive shares of Seacoast common stock in the Seacoast/Abington merger at a 1.4468 exchange ratio, and then exchange those Seacoast shares for Sovereign common stock at a 1.516 exchange ratio upon consummation of the Sovereign/Seacoast merger, and (ii) the combined Sovereign/Seacoast entity achieves operating earnings per share for 2004 in the range of $1.65 to $1.70 as indicated in the investor presentation, the Sovereign/Seacoast value per Abington share would result in approximately 1.6% to 4.9% greater earnings per equivalent share in 2004 than would result from a 1.4468 exchange ratio of Seacoast shares for Abington shares.

It should be noted that while Abington stockholders would experience an increase in earnings per equivalent share as a result of exchanging Seacoast shares for Sovereign shares, Abington stockholders would experience a significant decrease in dividends based on the exchange. In exchanging Abington shares for Seacoast shares, Abington stockholders would experience an 84% increase in dividend. In exchanging Seacoast shares for Sovereign shares, former Abington stockholders would experience an 81% decrease in dividend.

Recommendation of Seacoast’s Board of Directors

The Seacoast board of directors approved the merger agreement and the merger because it determined that the combined company would have the potential to realize a stronger competitive position, particularly in southeastern Massachusetts, and improved long-term operating and financial results, including revenue and earning enhancements. Seacoast believes the merger is consistent with its expansion strategy within Massachusetts to connect Seacoast’s Boston-based branch locations with Seacoast’s south shore and Cape Cod branch locations and will enhance its competitive position in the markets it currently serves.

After taking into account these and other factors, the Seacoast board of directors determined that the merger agreement and the merger were in the best interests of Seacoast and its stockholders and that Seacoast should enter into the merger agreement and complete the merger.

Post-Closing Capitalization

Based on, among other things, the number of outstanding shares of Abington common stock calculated as of the date of this proxy statement/prospectus (excluding shares of Abington common stock beneficially owned by Seacoast, which will be canceled for no consideration in the merger), and assuming that 25% of such shares are exchanged for cash consideration, Seacoast and Abington estimate that Seacoast will issue approximately

4,270,158 shares of its common stock to Abington stockholders in the merger and that following the merger Seacoast will have approximately 30,134,038 shares of its common stock outstanding. Abington stockholders will own approximately 14.2% of that total, and the remaining approximately 85.8% will be owned by Seacoast’s stockholders as of immediately prior to the merger.

These amounts are estimates, however, and may change at the completion of the merger as a result of, among other things, (1) the number of shares of Abington common stock outstanding immediately prior to the effective time of the merger and (2) Seacoast’s ability to adjust the exchange ratio under certain circumstances. For more information, see the section entitled “—The Merger Agreement—Merger Consideration and Election and Exchange Procedures—Allocation Procedures” beginning on page 72 of this proxy statement/prospectus.

Accounting Treatment

Seacoast will use the purchase method of accounting to account for the merger. The total purchase price will be allocated to the assets acquired and liabilities assumed, based on their estimated fair market value at the time that the merger is consummated. To the extent that the purchase price exceeds the fair market value of the net tangible assets acquired, Seacoast will allocate the excess purchase price to all identifiable intangible assets. Any remaining excess will be allocated to goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” issued in July 2001 and effective for fiscal years beginning January 1, 2002, the goodwill resulting from the merger will not be amortized, but instead will be reviewed for impairment at least annually, and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. However, core deposit and other finite-lived intangibles recorded by Seacoast in connection with the merger will be amortized to expense over their estimated useful lives. The financial statements of Seacoast issued after the merger will reflect the results attributable to the acquired operations of Abington beginning on the date of consummation of the merger. The unaudited per share pro forma consolidated condensed combined financial information contained in the section entitled “Summary—Comparative Historical and Pro Forma Per Share Data” on page 25 of this proxy statement/prospectus has been prepared using the purchase method of accounting.

Restrictions on Resale of Seacoast Common Stock by Affiliates

The shares of Seacoast common stock issued pursuant to the merger have been registered under the Securities Act and, thus, will be freely transferable, except for shares issued to any Abington stockholder who may be deemed to be an “affiliate” of Seacoast for purposes of Rule 144 promulgated under the Securities Act or an “affiliate” of Abington for purposes of Rule 145 promulgated under the Securities Act. Affiliates will include persons (generally executive officers, directors and 10% stockholders) who control, are controlled by or are under common control with (1) Seacoast or Abington at the time of the Abington special meeting or (2) Seacoast at or after the consummation of the merger.

Rule 145 will restrict the sale of Seacoast common stock received in the merger by affiliates of Abington and certain of their family members and related interests. Generally speaking, during the one-year period following the effective time of the merger, those persons who are affiliates of Abington at the time of the Abington special meeting, provided they do not become affiliates of Seacoast at or following the consummation of the merger, may publicly resell any Seacoast common stock received by them in the merger, subject to certain limitations as to, among other things, the amount of Seacoast common stock sold by them in any three-month period and as to the manner of sale. After the one-year period, such affiliates generally may resell their shares without such restrictions. Persons who are affiliates of Seacoast after the consummation of the merger may publicly resell the Seacoast common stock received by them in the merger subject to similar limitations (except that the restrictions do not lapse after the one-year period) and subject to certain filing requirements specified in Rule 144.

The ability of affiliates to resell shares of Seacoast common stock received in the merger under Rules 144 or 145 as summarized herein generally will be subject to Seacoast’s having satisfied its reporting requirements under the Securities Exchange Act for specified periods prior to the time of sale. Affiliates also would be permitted to resell Seacoast common stock received in the merger pursuant to an effective registration statement under the Securities Act or another available exemption from the Securities Act registration requirements. Neither the registration statement of which this proxy statement/prospectus is a part nor this proxy statement/prospectus covers any resales of Seacoast common stock received by persons who may be deemed to be affiliates of Seacoast or Abington in the merger.

Abington has agreed to use its reasonable best efforts to cause each person who may be deemed to be an affiliate of it for purposes of Rule 145 to deliver to Seacoast prior to the date of the special meeting a written agreement intended to ensure compliance with the Securities Act.

Delisting and Deregistration of Abington Common Stock Following the Merger

When the merger is completed, Abington common stock will be delisted from The Nasdaq National Market and will be deregistered under the Securities Exchange Act.

Listing of Seacoast Common Stock to be Issued in the Merger

Seacoast has agreed to use its reasonable best efforts to enable all shares of Seacoast common stock that will be issued in connection with the merger to be listed on The Nasdaq National Market, subject to official notice of issuance.

Appraisal Rights

The following is a summary of Sections 85 through 98 of the Massachusetts Business Corporation Law, which set forth the procedures that Abington stockholders must follow in order to object to the proposal to approve the merger agreement and the merger and demand statutory appraisal rights. The full text of Sections 85 through 98 is included as Annex D to this proxy statement/prospectus. Failure to follow those provisions exactly could result in the loss of your appraisal rights. For a discussion of the tax consequences of exercising appraisal rights, see the section entitled “—Federal Income Tax Consequences” beginning on page 94 of this proxy statement/prospectus.

Generally, Abington stockholders who wish to exercise their appraisal rights must do the following:

•	Written Demand for Appraisal. Before the taking of the vote at the special meeting, a dissenting Abington stockholder must file a written objection to the proposed merger agreement and the merger that states that the stockholder intends to demand payment for his, her or its shares. The written objection must specify the stockholder’s name and mailing address, that the stockholder objects to the proposal regarding the merger agreement and the merger and that the stockholder is demanding appraisal of his, her or its shares. The written objection should be filed with Joanne Strondak, Clerk, Abington Bancorp, Inc., 97 Libbey Parkway, Weymouth, Massachusetts 02189. Voting against, abstaining from voting or failing to vote with respect to the merger agreement and the merger will not alone constitute demand for appraisal for purposes of Massachusetts law.

•	Refrain from Voting for the Merger Proposal. Abington stockholders wishing to exercise appraisal rights must not vote for approval of the merger agreement and approval of the merger. If a stockholder returns a signed proxy but does not specify a vote against approval of the merger agreement and against approval the merger or a direction to abstain, the proxy will be voted “FOR” approval of the merger agreement and approval of the merger, which will have the effect of waiving that stockholder’s appraisal rights. However, voting against, abstaining from voting or failing to vote with respect to the merger agreement and the merger alone will not alone constitute demand for appraisal for purposes of Massachusetts law.

Written Notice. Within ten days after the merger becomes effective, Seacoast, as the surviving corporation (assuming that the merger of Abington with and into Seacoast occurs immediately after the consummation of the merger of Abington with and into Coast Merger Sub Corporation), must give written notice that the merger has become effective to each stockholder who has fully complied with the procedures for demanding appraisal. The notice from Seacoast will not create any rights in its recipient to demand payment for his, her or its shares of Abington common stock. If, within 20 days after the date Seacoast mails the notice, any stockholder to whom it was required to give notice demands in writing payment from Seacoast for his, her or its shares of Abington common stock, Seacoast, within 50 days after the date it mailed the notice, must contact such dissenting stockholder regarding the fair value of such dissenting stockholder’s shares. These written demands for payment may be filed with J. Louis LeBlanc, Clerk, Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740.

Petition in Equity. If Seacoast and the dissenting stockholder are unable to agree on the value of the Seacoast common stock, either party may, within four months after the expiration of the 50 day period, demand a determination of the value of the shares of Abington common stock of all such dissenting stockholders by filing a bill in equity in the superior court in Norfolk County.

Appraisal Proceeding. If Seacoast, as the surviving corporation, files a bill in equity, it must name all stockholders who have demanded payment for his, her or its shares and with whom Seacoast has not yet reached agreement as to the value of the Abington common stock held by them. Any dissenting stockholder who decides to file a bill in equity must do so on his, her or its own behalf and on behalf of all other dissenting stockholders who have demanded payment for their shares and with whom Seacoast has not reached an agreement as to the value of the shares. Service of the bill must be made on Seacoast by subpoena with a copy of the bill included. Seacoast must file its answer with a duly verified list of all other dissenting stockholders and the dissenting stockholders will then be deemed to have been added as parties to the bill. Seacoast will then give notice in the form, and returnable on the date, ordered by the court to each dissenting stockholder by registered or certified mail to the last known address as shown in the records of Seacoast and as the court may order by publication or otherwise as the court deems advisable.

Appraisal of Shares. After a hearing, the court will enter a decree determining the fair value of the Abington common stock owned by the dissenting stockholders who have become entitled to the valuation of and payment for their shares and will order Seacoast to make payment, together with interest, if any, to the dissenting stockholder entitled thereto upon the transfer by them of the certificates representing their shares of Abington common stock if certificated, or if uncertificated, upon receipt of an instruction to transfer such stock to Seacoast. The value of the shares will be determined as of the day preceding the date of the stockholder vote approving the merger agreement and the merger and will exclude any element of value arising from the expectation or accomplishment of the merger.

Costs and Expenses of Appraisal Proceedings. The costs associated with the bill in equity, exclusive of fees of counsel and experts retained by any party, will be taxed upon the parties to the bill as the court deems equitable. All costs associated with giving notice to stockholders, however, will be borne by Abington. Interest will be paid on any award from the date of the vote approving the merger agreement and the merger and the court may upon application of any party, determine the amount of interest to be paid.

Loss of Stockholder Rights. Any dissenting stockholder who has demanded payment for his, her or its shares of Abington common stock will not thereafter be entitled to notice of any stockholders’ meeting, to vote such shares for any purpose or to receive any dividends or distributions on the stock, except dividends or distributions payable to stockholders of record as of a date before the date of the vote approving the merger agreement and the merger, unless:

•	a bill in equity to determine the fair value of the Abington common stock is not filed within the statutory time period;

•	a bill in equity, if filed, has been dismissed as to such stockholder; or

•	such stockholder has, with the written approval of Seacoast, as successor to the merger, delivered a written withdrawal of his, her or its objection and an acceptance of the merger.

Notwithstanding the above three bullet points, inclusive, the stockholder shall only have the rights of a stockholder who did not demand payment for his, her or its Abington common stock as provided by Sections 85 through 98 of the Massachusetts Business Corporation Law.

The enforcement by a dissenting stockholder of his, her or its right to receive payment for his, her or its shares in this manner will be an exclusive remedy, except that the stockholder may still bring or maintain an appropriate proceeding to obtain relief on the ground that the merger will be or is illegal or fraudulent as to such stockholder.

An Abington stockholder who fails to comply strictly with these procedures will lose his, her or its appraisal rights. Consequently, we strongly urge any Abington stockholder who wishes to exercise appraisal rights to consult a legal advisor.

The Merger Agreement

The following describes certain aspects of the proposed merger, including material provisions of the merger agreement. The following description of the merger agreement is not complete and is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached as Annex A to this proxy statement/ prospectus and is incorporated by reference into this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety for a complete understanding of the terms of the merger and related transactions.

Merger Consideration and Election and Exchange Procedures

Merger Consideration. Upon consummation of the merger, each outstanding share of Abington common stock will be converted into the right to receive $34.00 in cash or 1.4468 shares of Seacoast common stock, plus cash in lieu of any fractional shares. Stockholders may elect to receive all cash, all stock or a combination of cash and stock, subject to the election, allocation and proration procedures, as well as Seacoast’s option to increase the exchange ratio under certain circumstances, set forth in the merger agreement. For a more detailed description of these provisions of the merger agreement, see the sections entitled “—Election Procedures” and “—Allocation Procedures” beginning on page 71 and page 72, respectively, of this proxy statement/prospectus. No fractional shares of Seacoast common stock will be issued in connection with the merger. Instead, Seacoast will make a cash payment to each Abington stockholder who would otherwise receive a fractional share in an amount described in detail under the section entitled “—Procedures for Exchanging Abington Common Stock Certificates” beginning on page 73 of this proxy statement/prospectus.

The form of the consideration ultimately received by Abington stockholders will depend upon the election, allocation and proration procedures, as well as Seacoast’s option to increase the exchange ratio under certain circumstances, described below, and the choices of other Abington stockholders. Accordingly, no guarantee can be given that the choice of any given stockholder of Abington will be fully honored.

Because the tax consequences of receiving cash will be different from the tax consequences of receiving stock, you should carefully read the information set forth in the section entitled “The Merger—Federal Income Tax Consequences” beginning on page 94 of this proxy statement/prospectus. Even though you elect to receive all cash or all stock, you may receive a pro rata amount of cash and stock. Therefore, until the merger is consummated and the allocation procedures have been completed, you will not know the tax consequences of the merger to you.

As described in the section entitled “—Elections” beginning on page 70 of this proxy statement/prospectus, Abington stockholders will have the opportunity to elect the form of consideration to be received for all shares of Abington common stock held by them, subject to allocation and proration procedures set forth in the merger agreement. The merger agreement provides that 25% of the shares of Abington common stock are to be converted into the right to receive cash and the remaining 75% to be converted into the right to receive shares of Seacoast common stock, except that the number of shares of Abington common stock that will be converted into the right to receive stock may be increased if Goodwin Procter LLP reasonably determines it is necessary to render its opinion that the merger will be treated as a reorganization for federal income tax purposes. For a more detailed description of these provisions of the merger agreement, see the section entitled “The Merger—Federal Income Tax Consequences” beginning on page 94 of this proxy statement/prospectus. In addition, Abington may terminate the merger agreement if the price of the Seacoast common stock declines by more than 20% and underperforms a peer group of companies by more than 10% during a designated measurement period unless Seacoast agrees to increase the number of shares of Seacoast common stock in the merger. If, as a result of an increase in the exchange ratio, the number of shares of Seacoast common stock that would be issued is greater than 19.99% of the total number of shares of Seacoast common stock outstanding immediately prior to the consummation of the merger, Seacoast will instead make a cash payment to Abington stockholders who otherwise would have received Seacoast common stock. For a more detailed discussion, see the section entitled “—Allocation Procedures” beginning on page 72 of this proxy statement/prospectus.

Assuming that 25% of the outstanding shares of Abington are converted into the right to receive cash, at $34.00 per share, the aggregate cash consideration would amount to $33,449,778 based on the number of shares of Abington common stock outstanding on February 11, 2004 (excluding shares of Abington common stock beneficially owned by Seacoast which will be canceled for no consideration). Furthermore, assuming that 75% of such outstanding shares of Abington are converted into the right to receive Seacoast common stock, at an exchange ratio of 1.4468, the aggregate stock consideration would amount to 4,270,158 shares of Seacoast common stock.

The market price of the Seacoast common stock at the effective time of the merger, or at the time that Abington stockholders who are entitled to receive Seacoast common stock in the merger actually receive stock certificates evidencing those shares, may be higher or lower than either recent prices or the price of the Seacoast common stock at the date of the merger agreement and the value of Seacoast shares issuable in exchange for each share of Abington common stock may be higher or lower than the cash price per share.

The market price of Seacoast common stock is subject to change at all times based on Seacoast’s financial condition and operating results, market conditions and other factors, including, without limitation, in relation to the market price of Sovereign common stock. On October 20, 2003, the business day immediately preceding public announcement of the merger, the closing per share sale price of the Seacoast common stock was $23.52, and on February 11, 2004, the most recent business day prior to the printing of this proxy statement/prospectus, the closing per share sale price of the Seacoast common stock was $35.27. For further information concerning the historical prices of the Seacoast common stock, see the section entitled “Summary—Comparative Per Share Market Price Data and Dividend Information” beginning on page 27 of this proxy statement/prospectus. You are urged to obtain current market prices for the Seacoast common stock in connection with voting your shares on the merger agreement at the special meeting and making your election decision.

Elections. At least 25 business days before the merger is expected to be completed, the exchange agent will send you an election form, which will permit you to:

•	elect to receive Seacoast common stock in exchange for all shares of Abington common stock held by you, plus cash in lieu of any fractional share interest (stock election shares);

•	elect to receive cash in exchange for all shares of Abington common stock held by you (cash election shares);

•	elect to receive Seacoast common stock (stock election shares) in exchange for some of your Abington shares of common stock and cash (cash election shares) in exchange for the remainder of your Abington shares of common stock; or

•	indicate that you make no election with respect to the consideration to be received by you in exchange for your shares of Abington common stock (no-election shares).

Shares of Abington common stock held by Abington stockholders who either do not submit a properly completed election form in a timely fashion or revoke their election form prior to the deadline for the submission of the election form set forth in the election instructions and who do not resubmit a properly completed election form by the election form deadline will be treated as no-election shares. Any dissenting shares will be deemed to have made cash elections for all of such shares and under no circumstances will such shares be reallocated as stock election shares pursuant to the allocation procedures described below. However, should a stockholder fail to comply fully with the procedures for perfecting rights of appraisal, his, her or its shares will be converted into the right to receive Seacoast common stock and/or cash, in accordance with the terms of the merger agreement, and as determined by Seacoast or the exchange agent.

Election Procedures. All elections will be required to be made on the election form that will be sent to you by the exchange agent. To make an effective election with respect to your shares of Abington common stock, you must, in accordance with the election form:

•	properly complete and return the letter of transmittal and election form to be provided to you to the exchange agent;

•	deliver your stock certificates representing such shares (or an appropriate guarantee of delivery of such certificates) with the letter of transmittal and election form; and

•	deliver with the transmittal and election form any other required documents prior to the deadline for returning these documents.

The deadline for surrendering all documentation required for an effective election (the election deadline date) will be set forth in the election instructions and will be 20 business days following the mailing of the letter of transmittal and election form to you, although the date may be extended by mutual agreement of Seacoast and Abington.

You should not return your Abington stock certificates with the enclosed proxy. Stock certificates should be forwarded to the exchange agent in accordance with the instructions and letter of transmittal that will be sent to you by the exchange agent.

If you have a particular preference as to the form of consideration to be received for your shares of Abington common stock, you should make an election because shares as to which an election has been made will be given priority in allocating such consideration over shares as to which an election has not been made. Neither the Abington board of directors nor its financial advisor makes any recommendation as to whether Abington stockholders should elect to receive the cash consideration or the stock consideration in the merger. You must make your own decision with respect to such election, bearing in mind the tax consequences of the election you choose. For a more detailed discussion of these considerations, see the section entitled “The Merger—Federal Income Tax Consequences” beginning on page 94 of this proxy statement/prospectus.

Even if you have no preference, it is suggested that you return your letter of transmittal and election form, together with your stock certificate(s), by the election deadline date indicating that you have no preference so that you may receive the merger consideration allocable to you promptly following completion of the exchange procedures and after the merger is consummated. For a more detailed description of these procedures, see the section entitled “—Procedures for Exchanging Abington Common Stock Certificates” beginning on page 73 of this proxy statement/prospectus.

Allocation Procedures. Your ability to receive the form of consideration that you request is subject to allocation procedures that are designed to ensure that 75% of the shares of Abington common stock will be converted into the right to receive shares of Seacoast common stock and 25% of the shares of Abington common stock will be converted into the right to receive cash, subject to the following specified exceptions:

•	If the cash elections total more than the aggregate cash consideration, all stock elections and no-election shares will be converted to stock election shares and a sufficient number of shares from among the holders of cash election shares (excluding shares of Abington common stock held by dissenting stockholders) will be converted, on a pro rata basis, into stock election shares, so that the total cash paid equals the aggregate cash consideration;

•	If the cash elections total less than the aggregate cash consideration, all cash election shares will be converted into the right to receive cash and a sufficient number of shares will be converted into cash election shares, first from among the holders of no-election shares and then, if necessary, from among the holders of stock election shares, on a pro rata basis, so that the total cash paid equals the aggregate cash consideration; and

•	If the cash elections equal the aggregate cash consideration, then all stock election shares and all no election shares will be converted into the right to receive the stock consideration.

Notwithstanding these allocation and election procedures, if an adjustment to the exchange ratio is required, as described in the last two bullet points under the section entitled “—Termination and Amendment” on page 84, the merger agreement provides that the number of shares of Seacoast common stock to be issued by Seacoast pursuant to the merger agreement will not, under any circumstances, be equal to more than 19.99% of the total number of shares of Seacoast common stock outstanding immediately prior to the consummation of the merger (the maximum share amount). If, as a result of such an adjustment to the exchange ratio, the aggregate number of shares of Abington common stock that would be converted into shares of Seacoast common stock pursuant to the merger agreement (the aggregate stock conversion shares) would otherwise exceed the maximum share amount, then:

•	such number of aggregate stock conversion shares that equal the maximum share amount will be converted into the right to receive shares of Seacoast common stock at the exchange ratio as adjusted pursuant to the terms of the merger agreement (the adjusted exchange ratio); and

•	aggregate stock conversion shares that are not converted into the right to receive the adjusted exchange ratio as set forth above will be converted into the right to receive an amount of cash equal to the product (the alternative per share cash consideration) of (1) the adjusted exchange ratio and (2) the average of the closing prices for Seacoast common stock on The Nasdaq National Market for the 14 consecutive Nasdaq trading days ending on the date the last required approval of a governmental authority with respect to the merger transactions are obtained (without regard to any waiting period in respect thereto), discarding the two highest and two lowest prices (the average closing price).

If less than all of the aggregate stock conversion shares are converted into the right to receive shares of Seacoast common stock at the adjusted exchange ratio, then the exchange agent will allocate the shares of Abington common stock on a pro rata basis between those to be converted into the right to receive shares of Seacoast common stock at the adjusted exchange ratio and those to be converted into the right to receive the alternative per share cash consideration.

Upon consummation of the merger, any shares of Abington common stock that are owned by Abington as treasury stock or that are held directly or indirectly by Seacoast, other than in satisfaction of a debt previously contracted, will be canceled and retired and no payment will be made with respect to those shares and such shares will not be considered for purposes of the foregoing allocation procedures.

Procedures for Exchanging Abington Common Stock Certificates

Abington stockholders who surrender their stock certificates and properly complete the letter of transmittal and election form prior to the election deadline date, or any extension of such time period, will automatically receive the merger consideration allocated to them as a result of the merger promptly following completion of the allocation procedures and after the closing of the merger. The exchange agent will complete the allocation within seven business days after the election deadline date. Other stockholders will receive the merger consideration allocated to them as soon as practicable after their stock certificates have been surrendered with appropriate documentation to the exchange agent or other steps have been taken to surrender the evidence of their stock interest in Abington in accordance with the instructions accompanying the letter of transmittal.

Stockholders should not send in any stock certificates until they receive the appropriate transmittal materials from the exchange agent. At least 25 business days prior to the date on which the merger is expected to be completed, the exchange agent will mail to each holder of record of Abington common stock a notice and letter of transmittal and instructions for use in effecting the surrender of the certificates in exchange for the merger consideration allocated to them. Upon surrender of an Abington stock certificate, together with a duly executed letter of transmittal, and upon acceptance by the exchange agent, the holder of such certificate will be entitled to receive, after the closing of the merger, such merger consideration allocated to the holder and the certificate for Abington common stock so surrendered will be canceled. No interest will be paid or accrued on any cash constituting merger consideration (including cash in lieu of fractional shares).

No stock certificates representing fractional shares of Seacoast common stock will be issued upon the surrender of Abington stock certificates. In lieu of the issuance of any fractional shares, Seacoast will pay to each former stockholder of Abington who otherwise would be entitled to receive a fractional share of Seacoast common stock an amount in cash, without interest, determined by multiplying the fraction of a share of Seacoast common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement by the closing price of a share of Seacoast common stock on the business day preceding the consummation of the merger and as reported in The Wall Street Journal or, if not reported in The Wall Street Journal, in another authoritative source, rounded to the nearest whole cent.

Abington stockholders who receive shares of Seacoast common stock in the merger will receive dividends on Seacoast common stock or other distributions only if they have surrendered their Abington stock certificates and are a record holder of Seacoast common stock as of the record date of such dividend. After surrender of their Abington stock certificates, Abington stockholders will be entitled to receive all previously withheld dividends and distributions, without interest.

After completion of the merger, no transfers of Abington common stock issued and outstanding immediately prior to the completion of the merger will be allowed. Abington stock certificates that are presented for transfer after the completion of the merger will be canceled and converted into the right to receive the appropriate merger consideration.

Seacoast will issue a Seacoast stock certificate in a name other than the name in which a surrendered Abington stock certificate is registered only if the stockholder presents the exchange agent with all documents required to show and effect the unrecorded transfer of ownership of the shares of Abington common stock formerly represented by such Abington stock certificate, and the stockholder either pays to the exchange agent any applicable stock transfer taxes, shows that the stockholder has paid any applicable stock transfer taxes or shows that no stock transfer tax is payable.

If your Abington stock certificate has been lost, stolen or destroyed, you may be required to deliver an affidavit of loss and indemnity agreement and/or a bond as a condition to receiving any Seacoast stock certificate to which you may be entitled.

Abington Stock Options

At the effective time of the merger, each outstanding option to purchase shares of Abington common stock granted under Abington’s stock option plans, whether or not exercisable, will cease to represent a right to acquire shares of Abington common stock and will automatically be converted into an option to purchase shares of Seacoast common stock, and Seacoast will assume each Abington stock option, in accordance with the terms of the applicable Abington stock option plan and the applicable stock option or other agreement, except that from and after the effective time of the merger:

•	Seacoast and its board of directors or duly authorized board committee shall be substituted for Abington and the Abington board of directors or duly authorized board committee administering the Abington stock option plans;

•	each Abington stock option assumed by Seacoast will be exercisable solely for shares of Seacoast common stock;

•	the number of shares of Seacoast common stock subject to such Abington stock option will be equal to the number of shares of Abington common stock subject to such Abington stock option immediately prior to the effective time of the merger multiplied by 1.4468 (or, if applicable, the adjusted exchange ratio), rounded down to the nearest share; and

•	the per share exercise price under each Abington stock option will be adjusted by dividing the per share exercise price under each such Abington stock option by 1.4468 (or, if applicable, the adjusted exchange ratio), rounded up to the nearest cent.

Pursuant to the merger agreement, Seacoast has agreed to register under the Securities Act the shares of Seacoast common stock issuable upon exercise of the stock options assumed pursuant to the merger agreement within ten business days after the effective time of the merger.

Deferred Compensation Plan for Directors

At the effective time of the merger, each unit outstanding under Abington’s Deferred Compensation Plan for Directors of Abington and its subsidiaries will be converted into either the cash consideration or the stock consideration, at the election of the holder of such units. Each holder of such units is required to notify Seacoast of his or her election at least five business days prior to the effective time of the merger and Seacoast will honor such election as best as reasonably practicable. Notwithstanding the foregoing, if the aggregate number of shares of Seacoast common stock to be issued is in excess of the maximum share amount, then the provisions regarding potential adjustments, as described under the section entitled “—Merger Consideration and Election and Exchange Procedures—Allocation Procedures” beginning on page 72 of this proxy statement/prospectus, shall be applicable.

Pursuant to the merger agreement, Seacoast has agreed to register under the Securities Act the shares of Seacoast common stock subject to units within ten business days after the effective time of the merger.

Conditions to Completion of the Merger

The obligations of Seacoast and Abington to complete the merger are subject to the satisfaction or waiver of each of the following conditions:

•	Abington stockholders must have approved the merger agreement by the requisite vote;

•	all regulatory approvals required to consummate the merger and the bank merger must have been obtained and be in full force and effect and all statutory waiting periods in respect thereof must have expired, and no required approval can contain any condition, restriction or requirement that Seacoast’s board of directors reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the merger and the bank merger to such a degree that Seacoast would not have entered into the merger agreement had such conditions, restrictions or requirements been known at that time;

•	no statute, rule, regulation, judgment, decree, injunction or other order may have been enacted, issued, promulgated, enforced or entered by a governmental authority that prohibits the consummation of the merger or the bank merger;

•	Seacoast’s registration statement on Form S-4, of which this proxy statement/prospectus forms a part, must have been declared effective under the Securities Act, and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated by the Securities and Exchange Commission and not withdrawn and all required “blue sky” approvals shall have been obtained; and

•	Seacoast must have received an opinion of Goodwin Procter LLP and Abington must have received an opinion of Foley Hoag LLP to the effect that each of the merger and bank merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Seacoast’s obligations to complete the merger are subject to the satisfaction and waiver of each of the following additional conditions:

•	the representations and warranties of Abington in the merger agreement that are qualified as to materiality must be true and correct and the representations and warranties that are not so qualified must be true and correct in all material respects, in each case as of October 20, 2003 and as of the closing date of the merger, except:

•	to the extent that Abington’s representations and warranties address matters only as of a particular date, they must be true and correct in all material respects as of that date;

•	such representations and warranties will be deemed to be true and correct except to the extent that any failures of such representations or warranties to be true and correct, individually or in the aggregate, and without giving effect to any qualification as to materiality set forth in such representations or warranties, would have a material adverse effect on Abington; and

•	notwithstanding the immediately preceding bullet point, each of Abington’s representations and warranties regarding its disclosure controls and procedures and litigation matters must be true and correct, without giving effect to any qualification to materiality or immateriality, in all material respects as of October 20, 2003 (except if such representation and warranty speaks to a particular date, then as of that date) and as of the closing date of the merger;

•	Abington must have performed in all material respects all obligations required to be performed by it at or prior to consummation of the merger;

•	Seacoast must have received a certificate from specified officers of Abington with respect to compliance with the foregoing conditions to the obligations of Seacoast;

•	Abington dissenting shares do not represent 10% or more of the outstanding Abington common stock;

•	Abington must have obtained all consents and approvals required to be obtained in connection with the merger agreement;

•	Abington must not have made any payments in excess of the limits set forth in Section 280G of the Internal Revenue Code if those payments would violate certain restrictions set forth in the merger agreement;

•	no event has occurred that, individually or in the aggregate, has, or could reasonably be expected to have, a material adverse effect on Abington, without including the impact of:

•	changes in banking and similar laws, rules or regulations of general applicability or interpretations thereof by governmental authorities;

•	changes in generally accepted accounting principles or regulatory accounting requirements applicable to financial institutions and their holding companies generally;

•	changes in economic conditions affecting financial institutions generally, including but not limited to, changes in general levels of interest rates generally;

•	direct effects of compliance with the merger agreement on the operating performance of Abington, including expenses incurred by Abington in consummating the transactions contemplated by the merger agreement; and

•	the effects of any action or omission taken with the prior consent of Seacoast or as otherwise contemplated by the merger agreement, the bank merger agreement and the voting agreements; and

•	Seacoast shall have received such certificates of Abington’s officers or others and such other documents to evidence fulfillment of the conditions to its obligations as Seacoast may reasonably request.

Abington’s obligations to complete the merger are subject to the satisfaction or waiver of each of the following conditions:

•	the representations and warranties of Seacoast and Coast Merger Sub Corporation in the merger agreement that are qualified as to materiality must be true and correct and the representations and warranties that are not so qualified must be true and correct in all material respects, in each case as October 20, 2003 and as of the closing date of the merger, except:

•	to the extent that Seacoast’s and Coast Merger Sub Corporation’s representations and warranties address matters only as of a particular date, they must be true and correct in all material respects as of that date; and

•	such representations and warranties will be deemed to be true and correct except to the extent that any failure of such representations or warranties to be true and correct, individually or in the aggregate, and without giving effect to any qualification as to materiality set forth in such representations or warranties, would have a material adverse effect on Seacoast;

•	Seacoast and Coast Merger Sub Corporation must have each performed in all material respects all obligations required to be performed by it at or prior to consummation of the merger;

•	Abington must have received a certificate from specified officers of Seacoast and Coast Merger Sub Corporation with respect to compliance with the foregoing conditions to the obligations of Abington;

•	no event has occurred that, individually or in the aggregate, has, or could reasonably be expected to have, a material adverse effect on Seacoast without including the impact of:

•	changes in banking and similar laws, rules or regulations of general applicability or interpretations thereof by governmental authorities;

•	changes in generally accepted accounting principles or regulatory accounting requirements applicable to financial institutions and their holding companies generally; and

•	changes in economic conditions affecting financial institutions generally, including but not limited to, changes in general levels of interest rates generally; and

•	Abington shall have received such certificates of Seacoast’s and Coast Merger Sub Corporation’s officers or others and such other documents to evidence fulfillment of the conditions to its obligations as Abington may reasonably request.

Regulatory Approvals

Consummation of the merger is subject to prior receipt of all required approvals of and consents to the merger and the bank merger by all applicable federal and state regulatory authorities.

Federal Reserve Board. The merger is subject to the prior approval of, or waiver from, the Federal Reserve Board under Section 3 of the Bank Holding Company Act of 1956, as amended. Pursuant to the Bank Holding Company Act, the Federal Reserve Board may not approve the merger if:

•	such transaction would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•	the effect of such transaction, in any section of the United States, may be to substantially lessen competition, or tend to create a monopoly, or in any manner restrain trade,

unless in each case the Federal Reserve Board finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In every case, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the bank holding company or companies and the banks concerned and the convenience and needs of the communities to be served. Under the Community Reinvestment Act of 1977, the Federal Reserve Board also must take into account the record of performance of each participating bank holding company in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by each bank holding company and its subsidiaries. In addition, the Bank Holding Company Act requires that the Federal Reserve Board take into account the record of compliance of each bank holding company with applicable state community reinvestment laws. Moreover, under Section 327 of the USA PATRIOT Act of 2001, the Federal Reserve Board, when considering the application seeking approval of the merger, must take into account the effectiveness of Seacoast and Abington in combating money laundering activities. Furthermore, applicable regulations require publication of notice of an application for approval of the merger and an opportunity for the public to comment on the application in writing and to request a hearing.

Any transaction approved by the Federal Reserve Board may not be completed until 30 days after such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds and seek divesture of certain assets and liabilities. With the approval of the Federal Reserve Board and the U.S. Department of Justice, the waiting period may be reduced to no less than 15 days.

The Federal Reserve Board regulations provide that the approval of the Federal Reserve Board is not required for certain acquisitions by bank holding companies if the acquisition has a component that will be approved by a federal supervisory agency under the Bank Merger Act and certain other requirements are met. Under this regulation, the acquiring bank holding company must submit a notice to the Federal Reserve Board at least ten days prior to the transaction and no application for approval of the proposed acquisition under the Bank Holding Company Act will be required unless the Federal Reserve Board informs the proposed acquiror to the contrary prior to expiration of this period. Seacoast believes that the proposed merger and bank merger satisfy these requirements and, accordingly, will submit a notice requesting a waiver to the Federal Reserve Board under this regulation.

FDIC. The parties currently intend to merge Abington’s banking subsidiary, Abington Savings Bank, into Seacoast’s banking subsidiary, Compass Bank, as soon as practicable after consummation of the merger. The bank merger is subject to the prior approval of the FDIC under the Bank Merger Act. The FDIC will review the bank merger under statutory criteria that are substantially the same as those required to be considered by the Federal Reserve Board in evaluating transactions for approval under Section 3 of the Bank Holding Company Act, as discussed above, except that the FDIC will not conduct an independent antitrust analysis of the bank merger if the Federal Reserve Board does so. Applicable regulations require publication of notice of the applications for approval of the bank merger and an opportunity for the public to comment on the applications in writing and to request a hearing.

Any transaction approved by the FDIC may not be completed until 30 days after such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds and seek divestiture of certain assets and liabilities. With the approval of the FDIC and the U.S. Department of Justice, the waiting period may be reduced to no less than 15 days.

State Approvals. The merger is subject to the prior approval of the Massachusetts Board of Bank Incorporation under Sections 2 and 4 of Chapter 167A of the Massachusetts General Laws. Massachusetts law requires that the Massachusetts Board find that the merger would not unreasonably affect competition among banking institutions and that it would promote public convenience and advantage. In making such a determination, the Massachusetts Board must consider, among other things, a showing of net new benefits, including initial capital investments, job creation plans, consumer and business services, commitments to maintain and open branch offices within the statutorily delineated local communities of Seacoast and such other matters as the Massachusetts Board may deem necessary or advisable. The Massachusetts Board holds a public hearing regarding the merger and sets a period for submission to the Massachusetts Board of written comments on the merger.

In addition, Massachusetts law provides that the Massachusetts Board cannot approve the merger until it has received notice from the Massachusetts Housing Partnership Fund that arrangements satisfactory to the Massachusetts Housing Partnership Fund have been made for the proposed acquiror to make a sum equal to 0.9% of its assets located in Massachusetts available for call by the Massachusetts Housing Partnership Fund for a period of ten years for purposes of funding various affordable housing programs. Massachusetts law provides that such funds shall bear interest at rates approved by the Massachusetts Commissioner of Banks, which shall be based upon the cost (not to include lost opportunity costs) incurred in making funds available to the Massachusetts Housing Partnership Fund.

The merger of Compass Bank and Abington Savings Bank is subject to the prior approval of the Massachusetts Commissioner of Banks under Section 34D of Chapter 168 of the Massachusetts General Law. The factors considered by the Commissioner in deciding whether to approve the bank merger are similar to the factors considered by the Massachusetts Board in deciding whether to approve the merger of Seacoast and Abington, as described above. The merger cannot be completed until arrangements satisfactory to the Depositors Insurance Fund, which insures the excess deposits of Massachusetts-chartered savings banks, have been made.

Status of Applications. Seacoast and Abington filed applications with the Massachusetts Board of Bank Incorporation and the Massachusetts Commissioner of Banks on December 15, 2003 and with the FDIC on January 16, 2004. The companies expect to file by the middle of February 2004 all remaining required applications and notices with applicable regulatory authorities in connection with the merger and the bank merger. The Massachusetts Board of Bank Incorporation has scheduled a public hearing regarding the merger for March 3, 2004 and has set a period for submission of written comments on the merger that will expire on March 26, 2004. There can be no assurance that all requisite approvals will be obtained, that such approvals will be received on a timely basis or that such approvals will not impose conditions or requirements that Seacoast’s board of directors reasonably determines in good faith would, individually or in the aggregate, so materially reduce the benefits of the transactions contemplated by the merger agreement to Seacoast that had such condition or requirement been known at the time of the merger agreement, Seacoast would not have entered into the merger agreement. If any such condition or requirement is imposed, Seacoast may elect not to consummate the merger. For a more detailed description, see the section entitled “—Conditions to Completion of the Merger” beginning on page 74 of this proxy statement/prospectus.

Regulatory approval does not constitute an endorsement or recommendation of the merger nor does it address the fairness of the merger consideration to the stockholders of Abington.

Business Pending the Merger

Under the terms of the merger agreement, Abington agreed that, unless Seacoast consents in writing, until the effective time of the merger, Abington, Abington Savings Bank and their respective subsidiaries will, among other things, carry on their respective businesses in the usual, regular and ordinary course, in a manner consistent with prudent banking practice and in compliance with their past practices, including the operation in the same geographic markets serving the same market segments and maintaining of its current loan, deposit, banking, products and service programs on substantially the same terms and conditions.

Abington has also agreed that, unless Seacoast otherwise consents in writing (which consent shall not be unreasonably withheld), and except as provided below, until the effective time of the merger, each of Abington and Abington Savings Bank and its respective subsidiaries will comply with specified restrictions relating to the operation of its business, including restrictions related to the following:

•	using reasonable best efforts to preserve its business organization and to keep available the present services of its employees and preserve for itself and Seacoast the goodwill of the customers of Abington and its subsidiaries and others with whom business relations exist;

•	taking any action that would materially adversely affect or materially delay the ability of Abington to obtain any necessary approvals of governmental authority required under the merger agreement or the bank merger agreement;

•	issuing or authorizing the creation of any additional shares of capital stock or rights to acquire such stock, other than pursuant to stock options and other rights to acquire Abington common stock outstanding on the date of the merger agreement and disclosed to Seacoast;

•	declaring any dividend on its capital stock, other than a regular, quarterly cash dividend not in excess of $0.11 per share, and causing its dividend payment schedule to be coordinated with Seacoast’s dividend payment schedule so that the holders of Abington common stock or Seacoast common stock will not receive two dividends, or fail to receive one dividend, for any quarter with respect to their Abington common stock and/or Seacoast common stock and any Seacoast common stock any holder of Abington common stock receives in the merger;

•	directly or indirectly adjusting, splitting, combining, redeeming, reclassifying, purchasing or otherwise acquiring any shares of its capital stock or any securities or obligations convertible into, or exchangeable for, any shares of its capital stock, other than pursuant to stock options and other rights to acquire Abington common stock outstanding on the date of the merger agreement and disclosed to Seacoast;

•	amending its, or any of its subsidiaries’, articles of organization or by-laws (or equivalent documents);

•	except as contemplated by the merger agreement or disclosed to Seacoast, entering into or amending an employment, consulting or severance agreement with, or increasing the rate of compensation of, its directors, officers or employees except:

•	for normal individual increases, provided that such increases may not exceed 5% for any one individual or 4% in the aggregate for all employees of Abington;

•	as required by law;

•	for bonus payments made in the ordinary course of business consistent with past practice, provided that such bonus payments may not exceed $488,000;

•	for bonuses payable pursuant to Old Colony Mortgage Company’s bonus plan as disclosed to Seacoast; and

•	for grants of awards to newly-hired employees in a manner consistent with past practice;

•	subject to specified exceptions, entering into, establishing, adopting, renewing or amending any employee benefit plan, except that the restrictions on renewals apply only to those employee benefit plans with a term greater than one year and for which a fully earned premium has been or will be or is required to be paid at the commencement of the coverage period or such renewal coverage period;

•	selling assets or deposits or canceling or releasing any indebtedness of a person or any claims held by any person, except in the ordinary course of business consistent with past practice;

•	making capital expenditures in excess of $25,000 individually or $150,000 in the aggregate;

•	changing its method of accounting;

•	entering into, terminating, amending or modifying material contracts;

•	making payment in excess of $25,000 individually or $150,000 in the aggregate to settle a litigation claim or entering into a litigation settlement that would impose a material restriction on Abington;

•	foreclosing or taking a deed or title on any commercial real estate without first obtaining a Phase I environmental assessment or foreclosing on any commercial real estate if such environmental assessment indicates material amounts of hazardous substances;

•	renewing, amending or allowing to expire, lapse or terminate any insurance policy disclosed to Seacoast and which has a term of greater than one year or for which a fully earned premium has been, will be or is required to be paid at the beginning of the coverage period;

•	entering into derivatives contracts, except in the ordinary course of business consistent with past practice;

•	incurring indebtedness or assuming, guaranteeing, endorsing or becoming responsible for obligations of any person, or renewing such arrangements, in excess of $1,000,000 individually or $5,000,000 in the aggregate, except in the ordinary course of business consistent with past practice;

•	making specified payments that could result in an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code or that could result in payments that would be nondeductible pursuant to Section 162(m) of the Internal Revenue Code;

•	acquiring all or a portion of the assets, business, deposits or properties any other entity, other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously incurred in good faith, except in the ordinary course of business consistent with past practice;

•	making any cash contributions to the Abington Charitable Foundation;

•	hiring any person, except (1) to satisfy an existing contractual obligation, (2) to fill any new vacancy (provided such person’s employment must be terminable at will) or (3) persons whose salary and bonus on an annual basis is less than $75,000;

•	other than in the ordinary course of business and consistent with existing lending policies and practices, making any commercial, commercial real estate or commercial and industrial loan;

•	making any material investment, or committing to make any such material investment, in any other person or entity other than a wholly owned subsidiary of Abington other than in the ordinary course of business and consistent with past practice and in any event, regardless of whether consistent with past practice, in excess of $1,000,000 individually or $5,000,000 in the aggregate;

•	making or changing any tax elections or tax return or settling any material tax liability or agreeing to any material adjustment of any tax attribute or filing any claim for a material refund of taxes in excess of $100,000;

•	other than in the ordinary course of business, restructuring or materially changing its investment securities portfolio or its gap position or the manner in which the portfolio is classified or reported;

•	making any new or additional equity investment in real estate or committing to make any such investment other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practice or as required by agreements or instruments already in existence;

•	changing in any material respect its loan or investment policies and procedures;

•	entering into, renewing, amending or terminating any agreement related to the leasing of office space, operations space or branch space (1) other than in the ordinary course of business consistent with past practices and (2) regardless of whether in the ordinary course of business consistent with past practice, involving an aggregate payment of more than $50,000 or having a term of one year or more;

•	committing any act or omission that constitutes a material breach or default by Abington or any of its subsidiaries under any agreement with any governmental authority or under any material contract or license;

•	taking any action that would, or is reasonably likely to, result in:

•	preventing or impeding the merger from qualifying as a reorganization under the Internal Revenue Code;

•	any of the representations and warranties of Abington not being true and correct in any material respect at or prior to the effective time of the merger;

•	any of the conditions to the merger set forth in the merger agreement not being satisfied;

•	a material violation of any provision of the merger agreement or the bank merger agreement, except in each case as may be required by applicable law and regulation; or

•	entering into any contract with respect to or agreeing to do any of the foregoing.

The agreements relating to the conduct of Abington’s business in the merger agreement are complicated and not easily summarized. You are urged to carefully read Article IV of the merger agreement attached hereto as Annex A.

Under the terms of the merger agreement, Seacoast has also agreed that, unless Abington consents in writing, until the effective time of the merger, Seacoast, Coast Merger Sub Corporation and its respective subsidiaries will, among other things, carry on their respective businesses in the usual, regular and ordinary course, in a manner consistent with past practices.

Seacoast has also agreed that, unless Abington otherwise consents in writing, and except as permitted or contemplated by the merger agreement, until the effective time of the merger, Seacoast and its respective subsidiaries will not:

•	take any action that is reasonably likely to prevent or impede the merger from qualifying as a reorganization under the Internal Revenue Code;

•	take any action that is reasonably likely to result in:

•	any of the representations and warranties of Seacoast not being true and correct in any material respect at or prior to the effective time of the merger;

•	any of the conditions to the merger set forth in the merger agreement not being satisfied; or

•	a material violation of any provision of the merger agreement or the bank merger agreement, except in each case as may be required by applicable law and regulation;

•	amend its articles of organization or by-laws in a manner that would materially and adversely affect the benefits of the merger to Abington’s stockholders; or

•	enter into any contract with respect to or agree to do any of the foregoing.

Board of Directors’ Covenant to Recommend the Merger Agreement

Pursuant to the merger agreement, the Abington board of directors is required to recommend that Abington stockholders approve the merger agreement at all times prior to and during the meeting of Abington stockholders at which the merger agreement is to be considered by them, except as described in the next section entitled “—No Solicitation.”

No Solicitation

Abington has agreed that neither it nor any of its subsidiaries nor any of their respective officers, directors, employees agents or representatives will, directly or indirectly, solicit, encourage or otherwise facilitate (including by way of furnishing confidential information or data) any inquiries regarding or the making of any proposal or offer with respect to:

•	a merger, reorganization, tender or exchange offer, recapitalization, reorganization, liquidation, share exchange, consolidation or similar transaction involving Abington or any subsidiary;

•	the disposition, by a sale, lease, exchange or otherwise, of the assets of Abington or any subsidiary representing 15% or more of the consolidated assets of Abington and its subsidiaries; or

•	the issuance, sale or other disposition (including by merger, consolidation or share exchange) of securities representing 15% or more of the voting power of Abington or any of its subsidiaries.

Any such proposal or offer meeting this criteria is referred to as an acquisition proposal.

Abington has also agreed that neither it nor any of its subsidiaries nor any of Abington’s or any subsidiary’s respective officers, directors, employees, agents or representatives will, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an acquisition proposal or enter into any definitive agreement, arrangement or understanding with respect to an acquisition proposal or requiring it to abandon, terminate or fail to consummate the merger or any other transactions contemplated by the merger agreement. However, until the date of Abington’s special meeting of stockholders, neither Abington nor its board of directors is prevented from:

•	providing information in response to a request by a person who has made an unsolicited bona fide written acquisition proposal if the Abington board of directors receives from the person requesting information an executed confidentiality agreement no less favorable to Abington than the confidentiality agreement entered into on September 22, 2003 by Seacoast and Abington (and Abington is required to enforce and not waive any provision of any confidentiality agreement entered into with that person);

•	engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written acquisition proposal; or

•	recommending such an acquisition proposal to the stockholders of Abington;

if and only to the extent that (1) the Abington board of directors determines in good faith, after consultation with outside legal counsel and by majority vote of the entire board of directors, that such action would be required in order for its directors to comply with their fiduciary duties under applicable law; (2) with respect to the first two bullet points above, the Abington board of directors also determines in good faith, after consultation with its financial advisor, that the acquisition proposal is reasonably likely to lead to a superior proposal; and (3) with respect to the last bullet point referred to above:

•	the Abington board of directors also determines in good faith, after consultation with its financial advisors and by majority vote of the entire board of directors, that the acquisition proposal is a superior proposal;

•	the Abington board of directors has given Seacoast five business days prior written notice of its intention to recommend the acquisition proposal to the Abington stockholders;

•	the Abington board of directors has considered any changes to the exchange ratio and to the merger agreement, if any, proposed by Seacoast; and

•	the Abington board of directors has determined in good faith, and by a majority vote of the entire board, after consultation with Abington’s outside legal counsel and financial advisor, that such unsolicited proposal remains a superior proposal even after the changes proposed by Seacoast.

Under the terms of the merger agreement, a superior proposal is a bona fide acquisition for 100% of the outstanding securities of Abington that is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and that, if consummated, is reasonably likely to result in a transaction more favorable to Abington’s stockholders from a financial point of view than the merger.

Nothing in the merger agreement will prevent Abington and the Abington board of directors from complying with its disclosure obligations under Rule 14d-9 or Rule 14e-2 promulgated under the Securities Exchange Act with regard to an acquisition proposal.

Abington also agreed that it would:

•	immediately cease and terminate any existing activities, discussions or negotiations with any parties regarding any acquisition proposal conducted prior to the execution of the merger agreement;

•	notify Seacoast immediately if any inquiries, proposals or offers are received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with any officer, director, employee, agent or representative of Abington relating to an acquisition proposal; and

•	promptly advise Seacoast following the receipt of any acquisition proposal and the substance of such acquisition proposal, including the identity of the person making such acquisition proposal, and keep Seacoast apprised of any related developments, discussions and negotiations of the acquisition proposal on a current basis.

Other Material Covenants

Regulatory Filings. Seacoast and Abington, and each of their respective subsidiaries, have agreed to cooperate and use their reasonable best efforts to: (1) promptly prepare all documentation; (2) effect all filings and to obtain all necessary or advisable permits, consents, approvals and authorizations necessary or advisable to consummate the merger and the bank merger, and (3) comply with the terms and conditions of all such permits, consents, approvals and authorizations.

Seacoast and Abington have also agreed to consult with the other, subject to applicable laws, with respect to all written information submitted to, and all permits, consents, approvals and authorizations sought from, any third party or any governmental authority in connection with the merger and with respect to obtaining all permits, consents, approvals and authorizations of all third parties and governmental authorities necessary or advisable to consummate the merger and bank merger and to act reasonably and as promptly as practicable in doing so.

Seacoast and Abington have also each agreed to furnish the other with all information concerning itself, its subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other parties or any of their respective subsidiaries to any third party or governmental authority.

Press Releases. Seacoast and Abington have agreed to consult with each other before issuing any press release with respect to the merger, bank merger or the merger agreement and will not issue any such press release or make any such public statements without the prior consent of the other party, which consent will not be unreasonably withheld.

Access; Information. Each of Seacoast and Abington have agreed to afford each other access to its books, records, properties, and personnel upon reasonable notice and subject to applicable laws relating to the exchange of information. Seacoast and Abington have also agreed to hold in confidence such information.

Certain Policies. Abington and its subsidiaries have agreed, consistent with generally accepted accounting principles, the rules and regulations of the Securities and Exchange Commission and applicable banking laws and regulations, to modify or change its loan, other real estate owned, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Seacoast.

Notification of Certain Matters. Abington, Seacoast and Coast Merger Sub Corporation have agreed to give prompt notice to each other of any fact, event or circumstance known to it that:

•	if it had been known as of the date of the merger agreement, would have been required to have been included in Abington’s disclosure schedule to the merger agreement;

•	is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any material adverse effect with respect to the merger agreement; or

•	would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement.

Executive Committee. Seacoast has agreed, upon consummation of the merger and bank merger, to appoint James P. McDonough to the executive committees of the boards of directors of Seacoast and Compass Bank.

Parent Products and Services. Seacoast and Abington have agreed to consult on a reasonable basis with each other on the introduction of products and services not currently offered by Abington Savings Bank that Seacoast would expect to make available to customers following the effective time of the merger.

ALCO Management. Abington and Abington Savings Bank have agreed to manage their assets and liabilities in accordance with their existing asset and liability management policy in effect as of the date of the merger agreement, which they also have agreed not to amend or modify without the express written consent of Seacoast. Seacoast and Abington have agreed to consult on investment programs to be administered by Abington Savings Bank.

Representations and Warranties of the Parties

The merger agreement contains representations and warranties of Abington and Seacoast relating to their respective businesses that are customary in merger transactions. For detailed information concerning these representations and warranties, reference is made to Articles V and VI of the merger agreement included as Annex A hereto. Such representations and warranties generally must remain accurate in all material respects through the completion of the merger. For additional detail regarding this requirement, see the section entitled “—Conditions to Completion of the Merger” beginning on page 74 of this proxy statement/prospectus.

Closing and Effective Time of the Merger

Seacoast and Abington expect to complete the merger when all of the conditions to completion of the merger contained in the merger agreement have been satisfied or waived. The merger will become effective upon the filing of articles of merger with the Secretary of State of the Commonwealth of Massachusetts, unless a different date and time is specified as the effective time in such document. The articles of merger will be filed only after the satisfaction or waiver of all conditions to the merger set forth in the merger agreement on a date selected by Seacoast that is no later than five business days after such satisfaction or waiver or on such other date as Seacoast and Abington may mutually agree upon.

A closing will take place immediately prior to the effective time of the merger or on such other date as Seacoast and Abington may mutually agree upon.

Termination and Amendment

The merger agreement may be terminated in accordance with its terms at any time prior to completion of the merger:

•	by mutual consent as determined by majority vote of the entire board of directors of each of Seacoast and Abington;

•	by either Seacoast or Abington (as determined by a vote of a majority of the respective board of directors) if the merger is not consummated by July 31, 2004 or such later date as Seacoast and Abington may have agreed upon in writing, unless the failure to consummate the merger arises out of or results from the knowing action or inaction of the party seeking to terminate the merger agreement or of any of Abington’s directors and executive officers that are parties to the voting agreements, which action or inaction is in violation of the merger agreement or, in the case of certain Abington directors or executive officers, in violation of his or her voting agreement;

•	by either party (as determined by a vote of a majority of the respective board of directors) if any required regulatory approvals for consummation of the merger or the bank merger shall have been denied by a final nonappealable order;

•	by a non-breaching party (as determined by a vote of a majority of the respective board of directors) if the other party (1) materially breaches any representations or warranties contained in the merger agreement and such breach would constitute a failure of the closing conditions set forth under the first bullet point in the second paragraph or the first bullet point in the third paragraph, as the case may be, under the section entitled “—Conditions to Completion of the Merger” on page 57; or (2) materially breaches any covenants or undertakings contained in the merger agreement, in each case of both (1) and (2) if such breach has not been cured within 30 days after receipt of notice thereof from the terminating party;

•	by either party if the stockholders of Abington do not approve the merger agreement at a meeting of its stockholders duly called for such purpose, provided that Abington cannot terminate the merger agreement under this condition if it has breached its obligation to recommend the merger agreement to its stockholders as more fully described in the section entitled “—Conditions to Completion of the Merger” on page 74;

•	by Seacoast, prior to the Abington special meeting:

•	if Abington shall have materially breached the covenants described under the section entitled “—No Solicitation” on page 82;

•	if the Abington board of directors shall have failed to recommend that the stockholders of Abington approve the merger agreement and the merger or shall have withdrawn, modified or changed such recommendation in a manner which is adverse to Seacoast, including without limitation recommending an acquisition proposal in compliance with the procedures described under “—No Solicitation” on page 82; or

•	if Abington materially breaches its covenants requiring the calling and holding of a meeting of stockholders to consider the merger agreement; and

•	by Seacoast, if a third party commences a tender offer or exchange offer for 15% or more of the outstanding Abington common stock and the Abington board of directors recommends that Abington stockholders tender their shares in the offer or otherwise fails to recommend that they reject the offer within a specified period.

Abington, by vote of a majority of its entire board of directors, may seek to terminate the merger agreement by providing notice to Seacoast no later than the end of the second business day following the date on which the last required governmental approval of the merger and the bank mergers is received (without regard to any waiting period in respect thereof) (the determination date) if both of the following conditions are applicable:

•	the average closing price of the Seacoast common stock is less than 80% of $23.50 (the signing closing price) ($18.80); and

•	the number obtained by dividing the average closing price by the signing closing price is less than the number obtained by (i) dividing the final index price by the initial index price and (ii) multiplying such quotient by 0.90.

For purposes of this section, final index price means, as applied to each company comprising an index of 22 publicly traded financial institution holding companies specified in Annex C to the merger agreement: (1) the sum of the arithmetic mean of the daily closing sales prices of a share of common stock of such company, as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, for the same 14 trading days used in calculating the average closing price, multiplied by (2) the appropriate weight ascribed to such company as specified in Annex C to the merger agreement. For purposes of this section, initial index price means the sum of each per share closing price of common stock of the indexed companies multiplied by the applicable weight, as such prices were reported on the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded, on October 20, 2003.

If both of the foregoing conditions are applicable, Abington has the right to terminate the merger agreement, which would not require any action on the part of Abington stockholders. The Abington board of directors has made no decision as to whether it would exercise its right to terminate the merger agreement under such circumstances. Any such decision would be made by the Abington board of directors in light of the circumstances existing at the time that the Abington board of directors has the opportunity to make an election, if any. Before making any determination to terminate the merger agreement, the Abington board of directors would consult with its financial and other advisers and would consider all financial and other information it deemed relevant to its decision. In this regard, the Abington board of directors may consider many of the same factors that it considered in determining whether to approve and adopt the merger agreement, including the principal factors discussed under “The Merger—Abington’s Reasons for the Merger” beginning on page 54 of this proxy statement/prospectus. In particular, the Abington board of directors may analyze, among other factors, whether the then current consideration to be received in the merger would deliver more value to Abington stockholders than the value that could be expected in the event Abington were to continue as an independent company, which would occur if the Abington board of directors were to exercise Abington’s right to abandon the merger and Seacoast determined not to increase the exchange ratio as described below. In addition, Abington’s board of directors would consider whether, in light of market and other industry conditions existing at the time of such decision, the exchange ratio remains fair from a financial point of view to the holders of shares of Abington common stock. There can be no assurance that the Abington board of directors would exercise its right to terminate the merger agreement if each of the conditions set forth above were applicable. If Abington elected not to exercise its right to terminate the merger agreement, which it can do without any action on the part of Abington stockholders, the exchange ratio would remain 1.4468.

If Abington elects to exercise its right to terminate the merger agreement, it must give notice to Seacoast no later than the end of the second business day next following the determination date. During the five-day period after receipt of such notice, Seacoast has the option to increase the consideration payable to Abington stockholders by adjusting the exchange ratio in the manner described below. Seacoast is under no obligation to adjust the exchange ratio and there can be no assurance that it would do so. Any such decision would be made by Seacoast in light of the circumstances existing at the time Seacoast has the opportunity to make such an election. If Seacoast elects to adjust the exchange ratio, it must give Abington prompt notice of that election and the adjusted exchange ratio, in which case Abington will not have any right to terminate the merger agreement as a result of the circumstances described above.

Abington’s ability to terminate the merger agreement based on a decrease in the market price of the Seacoast common stock reflects the parties’ agreement that Abington stockholders would assume the risk of a modest decline in value of the Seacoast common stock (equal to up to a 20% decline from the signing closing price) but that they would assume the risk of a more significant decline (greater than 20%) only if the Seacoast common stock also underperformed a peer group of companies by more than 10% during a designated measurement period. The premise of this agreement is that declines in value of the Seacoast common stock that are in accordance with an index of publicly-traded banking stocks are indicative of a broad-based change in market and economic conditions affecting financial institutions generally, rather than factors which are specifically attributable to the value of the Seacoast common stock.

The operation and effect of the provisions of the merger agreement dealing with a decline in the market price of the Seacoast common stock may be illustrated by the following three scenarios:

(1) One scenario is that the Seacoast average closing price is below the Seacoast signing price of $23.50 but it is not less than $18.80. Under such circumstances the Seacoast average closing price would not be less than 80% of the Seacoast signing closing price. As a result, there would be no adjustment to the exchange ratio and Abington would be obligated to consummate the merger regardless of the change in the comparable company index value (assuming all other conditions to Abington’s obligations were satisfied or waived).

(2) A second scenario is that Seacoast closing price declines to less than $18.80 and the index value also declines but the percentage decline in the price of the Seacoast common stock is not more than ten percentage points greater than the percentage decline in the comparable company index value. Under such circumstances there would be no adjustment to the exchange ratio and Abington would be obligated to consummate the merger (assuming all other conditions to Abington’s obligations were satisfied or waived).

(3) A third scenario is that the Seacoast closing price declines to less than $18.80 and the percentage decline in the price of the Seacoast common stock is more than ten percentage points greater than the percentage decline in the comparable company index value. Under such circumstances, Abington would have the right but not the obligation to terminate the merger agreement unless Seacoast elected to increase the exchange ratio to a number equal to a quotient (rounded to the nearest one ten-thousandth) obtained by dividing (A) the product of the Seacoast signing closing price ($23.50), 0.8 and the exchange ratio (as then in effect) by (B) the Seacoast average closing price.

Abington’s right to terminate the merger agreement, and the subsequent increase, if any, in the exchange ratio by Seacoast, is based on the average closing price of the Seacoast common stock, which is defined in the merger agreement as the average of the closing sale prices of the Seacoast common stock during a 14 trading-day period ending on and including the determination date, after discarding the two highest and two lowest closing prices.

In the event of termination, the merger agreement will become void, except that certain provisions thereof relating to expenses will survive any such termination and any such termination will not relieve any breaching party from liability for its gross negligence or willful breach of any provision of the merger agreement.

The parties may amend the merger agreement at any time before the merger actually takes place provided that no amendment may be made that changes in kind or reduces in amount the merger consideration without further approval of the Abington stockholders.

Termination Payments

The merger agreement requires Abington to pay Seacoast $6.0 million in cash if:

•	without Seacoast’s prior written consent, Abington enters into an agreement to effect, or consummates, a change in control transaction; or

•	the merger agreement is terminated by Seacoast as a result of Abington’s breach of the covenants described in bullet points 6 and 7 under the section entitled “—Termination and Amendment” on page 84.

Each of the events described in the above two bullet points is referred to in the merger agreement as a payment event.

Abington’s obligation to make this payment terminates upon the earliest of:

•	the effective time of the merger;

•	the date that is 12 months after termination or expiration of the merger agreement following the occurrence of one of the events described in the merger agreement as a time extension event; or

•	the date on which the merger agreement is terminated in accordance with its terms, provided that the termination occurs prior to a payment event or a time extension event.

For the purposes of the merger agreement, a time extension event is one of the following:

•	the commencement of a tender offer or the filing of a registration statement with respect to a tender offer;

•	the acquisition by a person or group of, or the contractual right to acquire, beneficial ownership of 25% or more of the then outstanding shares of Abington common stock;

•	following the public announcement of an acquisition proposal, the failure of the Abington stockholders to approve the merger agreement; or

•	following the occurrence of an acquisition proposal,

•	the failure to hold, or the cancellation of, the meeting at which the Abington stockholders were to have approved the merger prior to termination of the merger agreement;

•	the withdrawal or modification of the Abington board of directors’ recommendation with respect to the merger agreement and the merger in a manner adverse to Seacoast; or

•	the willful or intentional breach by Abington of any representation, warranty, covenant or obligation contained in the merger agreement if such breach would entitle Seacoast to terminate the merger agreement.

If Abington makes a termination payment, Abington shall have no further obligations or liabilities to Seacoast or Compass Bank with respect to the merger agreement, the merger or the bank merger.

The termination payments agreed to by Abington are intended to increase the likelihood that the merger will be completed in accordance with the terms of the merger agreement and to compensate Seacoast if the merger is not completed. The existence of the Abington termination payment could significantly increase the cost to a potential other acquirer of acquiring Abington. Consequently, the Abington termination payment may discourage persons who otherwise might be interested in making a competing proposal to acquire Abington, even if those persons were prepared to pay consideration that had more value than the merger consideration to be received under the merger agreement.

Alternative Structure

Notwithstanding any provision of the merger agreement to the contrary, Seacoast may at any time modify the structure of the acquisition of Abington, with Abington’s written consent, which consent will not unreasonably withheld or delayed, provided that:

•	the merger consideration to be paid to Abington stockholders is not thereby changed in kind or reduced in amount as a result of such modification;

•	such modification will not adversely affect the tax treatment of Abington stockholders as a result of receiving the merger consideration; and

•	such modification will not materially delay or jeopardize receipt of any required approvals of governmental authorities.

Expenses and Fees

In general, each party will be responsible for all expenses incurred by it in connection with the negotiation and consummation of the transactions contemplated by the merger agreement except that the expenses of printing the proxy statement/prospectus, which forms a part of this document, shall be shared equally between Abington and Seacoast.

Definition of Material Adverse Effect

Under the terms of the merger agreement, a material adverse effect is defined to mean, with respect to any person or entity, any change or effect that:

•	is, or would be reasonably likely to be, material and adverse to the financial position, results of operations or business of such person or entity and its subsidiaries, taken as a whole; or

•	would materially impair the ability of any person or entity to perform their respective obligations under the merger agreement or the bank merger agreement or otherwise materially impede the consummation of the merger or bank merger.

Other Material Agreements Relating to the Merger

Voting Agreements. As a condition to the willingness of Seacoast and Coast Merger Sub Corporation to enter into the merger agreement, each of the directors and five executive officers of Abington, who together held approximately 13.86% of the outstanding shares of Abington common stock as of October 20, 2003, executed a voting agreement with Seacoast dated as of October 20, 2003.

In the voting agreements, these Abington stockholders agreed to vote, or cause to be voted, or deliver, or cause to be delivered, a written consent covering all of the shares each such stockholder is entitled to vote at the special meeting:

•	in favor of adoption and approval of the merger agreement and any transaction contemplated thereby, including the merger;

•	against any proposal for any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Abington under the merger agreement or of the specific stockholder under the voting agreement;

•	against approval of any acquisition proposal; and

•	against any agreement or transaction that is intended, or which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or materially and adversely affect consummation of the merger or any of the transactions contemplated by the merger agreement.

Furthermore, each of these stockholders agreed not to:

•	subject to specified exceptions, sell, transfer, assign or otherwise dispose of (including by creation of a lien), or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, any of its shares or newly acquired shares until after the special meeting of Abington stockholders;

•	solicit, initiate or knowingly encourage the submission of, any inquiries, proposals or offers from any person relating to a proposal regarding an acquisition proposal;

•	enter into any agreement with respect to an acquisition proposal (other than the merger agreement);

•	solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Securities Exchange Act) with respect to an acquisition proposal (other than the merger agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the merger in accordance with the terms of the merger agreement;

•	initiate a stockholders’ vote or action by consent of Abington’s stockholders with respect to an acquisition proposal; or

•	except by reason of the voting agreement, become a member of a “group” (as such term is used in Section 13(d) of the Securities Exchange Act) with respect to any voting securities of Abington that takes any action in support of an acquisition proposal.

Furthermore, each of these stockholders has granted Seacoast an irrevocable proxy to vote his or her shares at the special meeting if the stockholder does not fulfill his or her obligation to vote his or her shares.

The voting agreements terminate on the earlier to occur of:

•	the effective time of the merger;

•	the termination of the merger agreement; or

•	upon mutual written agreement of the parties to the applicable voting agreement.

The form of voting agreement is attached to this proxy statement/prospectus as Annex B. You are urged to read Annex B in its entirety.

James P. McDonough Employment Agreement and Change of Control Agreement. James P. McDonough, Abington’s President and Chief Executive Officer, will be appointed President of Compass Bank as of the effective time of the merger. Simultaneously with the execution of the merger agreement, Seacoast and Compass Bank entered into an employment agreement, subsequently amended, and a change in control agreement with Mr. McDonough, in a form substantially similar to the agreements Seacoast and Compass Bank have adopted for their other senior executive officers. The agreements will be effective upon consummation of the merger.

Mr. McDonough’s employment agreement provides for an annual base salary of $350,000, subject to increase (which increased amount becomes a floor below which Mr. McDonough’s base salary may not fall during the term of the agreement), and specified benefits. In addition, under the terms of the employment agreement, Seacoast and Compass Bank will assume and continue the supplemental executive retirement agreement previously in effect between Mr. McDonough and Abington Savings Bank. The initial term of the employment agreement is three years, with the term automatically extended by one day for each day that Mr. McDonough is employed by Compass Bank. In the event Mr. McDonough’s employment is terminated by Compass Bank for other than “cause” or by Mr. McDonough for “good reason” (including a termination event in connection with a change of control), each as defined in the agreement, Mr. McDonough will be entitled to receive a lump sum severance benefit equal to three times the average of the sum of Mr. McDonough’s W-2 compensation plus contributions made on his behalf to the Compass Bank Employee Stock Ownership Plan and 401(k) Plan for the three calendar years preceding the change in control, plus certain other benefits. In the event Mr. McDonough would be required to pay any excise taxes on the severance payment as a result of Section 4999 of the Internal Revenue Code, Compass Bank would pay Mr. McDonough an additional gross-up amount to cover the amount of any such taxes.

Mr. McDonough’s change in control agreement provides for a lump sum severance payment equal to approximately three times his “base amount” (as such term is defined in Section 280G(b)(3) of the Internal Revenue Code) and certain other benefits if, within three years of a “change in control” (as defined in the agreements) of Seacoast or Compass Bank, Mr. McDonough’s employment is terminated (for any reason other than death or “cause”) or if Mr. McDonough terminates his employment following: (1) a significant change in the nature or scope of Mr. McDonough’s responsibilities, authorities, powers, functions or duties; (2) a determination by Mr. McDonough that, as a result of a change in control, he is unable to exercise the responsibilities, authorities, powers, functions or duties exercised by him immediately prior to the change in control; (3) a reduction in Mr. McDonough’s annual base salary; (4) a significant relocation of the offices of Seacoast or Compass Bank; (5) a failure of either Seacoast or Compass Bank to pay any portion of compensation due to Mr. McDonough; (6) the termination of, or a material reduction in, Mr. McDonough’s benefits; or (7) a failure of Seacoast or Compass Bank to obtain a satisfactory agreement from any successor to assume and agree to perform Mr. McDonough’s change in control agreement. If the payment to Mr. McDonough would not be deductible by Compass Bank by reason of Section 280G of the Internal Revenue Code, the amount of the payment will be reduced to the amount that would be deductible.

Mr. McDonough may elect to receive termination benefits under either his employment agreement or his change in control agreement, but not both.

If the Sovereign/Seacoast merger is consummated, it is expected that Mr. McDonough will be entitled to receive severance under either his employment agreement or his change in control agreement with Seacoast, but not both.

Directors and Officers of Seacoast and Compass Bank following the Merger and the Bank Merger

After completion of the transaction, the directors of Seacoast and Compass Bank will be those persons serving as directors of Seacoast and Compass Bank, respectively, immediately prior to the merger and the bank merger. In addition, pursuant to the merger agreement, Seacoast has agreed to appoint or elect (and to cause Compass Bank to appoint or elect) James P. McDonough, President and Chief Executive Officer of Abington, and two non-employee directors of Abington as directors of both Seacoast and Compass Bank. As of the date of this proxy statement/prospectus, the two non-employee directors of Abington to be appointed to the Seacoast and Compass Bank boards of directors have not been determined. The officers of Seacoast and Compass Bank will be those persons serving as officers of Seacoast and Compass Bank, respectively, immediately prior to the merger and the bank merger. In addition, pursuant to the merger agreement, Seacoast has agreed to cause Compass Bank to appoint or elect James P. McDonough as President of Compass Bank as of the effective time of the merger.

Interests of Certain Persons in the Merger

When you are considering the recommendation of the Abington board of directors with respect to approving the merger agreement, you should be aware that some directors and executive officers of Abington may be deemed to have interests in the merger in addition to their interests as stockholders generally. The Abington board of directors was aware of these factors and considered them, among other matters, in approving the merger agreement and the merger. These interests are described below.

Agreements with Executive Officers of Abington

Change-in-Control Payments. Pursuant to their special termination agreements with Abington and Abington Savings Bank, the following executive officers of Abington will be entitled to receive change-in-control payments in connection with the merger: James P. McDonough, President and Chief Executive Officer of Abington and Abington Savings Bank; Kevin M. Tierney, Sr., Executive Vice President and Chief Operating Officer of Abington Savings Bank and Vice President of Abington; and Jack B. Meehl, Jr. and W. Cleveland Cogswell, each a Senior Vice President of Abington Savings Bank. One other officer of Abington Savings Bank is also entitled to a similar change-in-control payment.

In connection with a change in control of Abington (which the merger with Seacoast would constitute), each of the executive officers’ special termination agreements provides for a lump sum severance payment equal to approximately three times (or one times, in the case of Mr. Cogswell) the officer’s “base amount” as defined in Section 280G(b)(3) of the Internal Revenue Code. In general, “base amount” means the officer’s average annual compensation (including bonuses, non-qualified option exercises and other income reported by Abington on the officer’s Form W-2) over the five years prior to the change-in-control. Each of the special termination agreements provides that payments under the agreement will be reduced to the extent that such payments would otherwise be non-deductible by Abington or Seacoast by reason of the operation of Section 280G of the Internal Revenue Code.

In the case of Messrs. Meehl and Cogswell, severance under the special termination agreements will be payable upon termination of the officer’s employment (either by Seacoast or Compass Bank without cause or by the officer under certain circumstances specified in the agreements) within three years following consummation of the merger. The special termination agreements of Messrs. McDonough and Tierney were amended immediately prior to the execution of the merger agreement to provide that such officers’ severance will be payable immediately prior to the closing of the merger even if their employment is not terminated. The amount of the payments Messrs. McDonough, Tierney, Meehl and Cogswell will be entitled to receive in connection with the merger under their special termination agreements is approximately $2.2 million, $1.1 million, $620,000 and $116,000, respectively.

In addition, Abington will make a change-in-control payment to James K. Hunt, its Chief Financial Officer, in connection with the merger in the amount of two times his base salary and two times his 2003 bonus, for a total payment of approximately $510,000, and, under Abington’s Merger Severance Benefit Program, continuation of health benefits for a period of one year following the closing of the merger. However, Abington will not make any payments to Mr. Hunt to the extent that such payments would otherwise be non-deductible by Abington or Seacoast by reason of the operation of Section 280G or Section 162(m) of the Internal Revenue Code.

Stock Options. The merger agreement provides that at the effective time of the merger each outstanding option to purchase shares of Abington common stock granted under Abington’s stock option plans, whether or not exercisable, will cease to represent a right to acquire shares of Abington common stock and will automatically be converted into an option to purchase shares of Seacoast common stock, and Seacoast will assume each Abington stock option, in accordance with the terms of the applicable Abington stock option plan and the applicable stock option or other agreement (with certain exceptions). All outstanding options to purchase Abington common stock granted under Abington’s stock option plans are fully vested, except for stock options granted to Mr. Cogswell, which will become fully vested in connection with the consummation of the merger. For a more detailed description see the section entitled “—The Merger Agreement—Abington Stock Options” beginning on page 74 of this proxy statement/prospectus.

The following table shows the number of stock options held by each executive officer of Abington and by all non-employee directors of Abington as a group as of February 5, 2004.

Name	Options
James P. McDonough	16,937
Kevin M. Tierney, Sr.	0
James K. Hunt	0
Jack B. Meehl, Jr.	0
W. Cleveland Cogswell	7,500
All non-employee directors as a group	97,146

Deferred Compensation Plan for Directors. At the effective time of the merger, each unit outstanding under the Deferred Compensation Plan for Directors of Abington and its subsidiaries will be converted into either the cash consideration or the stock consideration, at the election of the holder of such units. For a more detailed description see the section entitled “—The Merger Agreement—Deferred Compensation Plan for Directors” beginning on page 74 of this proxy statement/prospectus.

Directorships of Seacoast and Compass Bank. The merger agreement provides for Mr. McDonough and two non-employee directors of Abington to be elected to the boards of directors of Seacoast and Compass Bank promptly after the effective time of the merger. The merger agreement also provides for Mr. McDonough to be appointed to the executive committees of the boards of directors of each of Seacoast and Compass Bank, respectively.

Employment with Compass Bank. The merger agreement provides that Mr. McDonough will be appointed President of Compass Bank as of the effective time of the merger. Simultaneously with the execution of the merger agreement, Seacoast and Compass Bank entered into an employment agreement, subsequently amended, and a change in control agreement with Mr. McDonough, effective upon consummation of the merger. For a description of these agreements, please see the section entitled “The Merger Agreement—Other Material Agreements Relating to the Merger—James P. McDonough Employment Agreement and Change of Control Agreement” beginning on page 90 of this proxy statement/prospectus.

Consulting Arrangement. Seacoast has entered into an oral agreement with Mr. Tierney pursuant to which Seacoast has agreed to pay Mr. Tierney $120,000 to perform consulting services relating to Abington’s conversion.

Indemnification and Insurance. The merger agreement provides that Seacoast will indemnify all persons who were directors, officers and employees of Abington or any of its subsidiaries prior to the merger for acts or omissions occurring prior to the completion of the merger to the same extent those persons were indemnified under Abington’s articles of organization and by-laws in effect on the date of the merger agreement, including matters related to the negotiation, execution and performance of the merger agreement.

Seacoast will use its reasonable best efforts to maintain in effect for a period of six years after completion of the merger officers’ and directors’ liability insurance for the persons covered by Abington’s existing directors’ and officers’ liability insurance on terms no less favorable than the directors’ and officers’ liability insurance coverage currently maintained by Abington. Seacoast is not required to expend in any one year more than 150% of the annual premiums currently paid by Abington for such insurance. If Seacoast is unable to maintain comparable coverage because the cost would exceed 150% of the annual premiums currently paid by Abington, it will use its reasonable best efforts to obtain as much comparable insurance as is available for that amount.

Other than as set forth above, no director or executive officer of Abington has any direct or indirect material interest in the merger, except insofar as ownership of Abington common stock might be deemed such an interest. For more information regarding such ownership, see the section entitled “Information About Abington—Certain Beneficial Owners of Abington Common Stock” beginning on page 147 of this proxy statement/prospectus.

Certain Employee Matters

The merger agreement contains certain agreements of the parties with respect to various employee matters, which are briefly described below.

As soon as administratively practicable after the effective time of the merger, Seacoast will take all reasonable action so that employees of Abington and its subsidiaries will:

•	receive employee benefits which are no less favorable than those generally afforded to other employees of Seacoast and its subsidiaries holding similar positions; and

•	be entitled to participate in the Seacoast employee benefit plans of general applicability to the same extent as similarly-situated employees of Seacoast and its subsidiaries.

For purposes of determining eligibility to participate in, the vesting of benefits and for all other purposes (but not for accrual of benefits) under the Seacoast employee benefit plans, Seacoast will recognize years of service with Abington and its subsidiaries to the same extent as such service was credited for such purpose by Abington.

If employees of Abington or any of its subsidiaries become eligible to participate in a medical, dental or health plan of Seacoast, Seacoast will cause each such plan to:

•	waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of Seacoast;

•	waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such employee on or after the effective time of the merger to the extent such employee had satisfied any similar limitation or requirement under an analogous plan prior to the effective time of the merger; and

•	provide full credit under such plans for any deductibles, co-payments and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation.

Employees of Abington or its subsidiaries (other than employees who are a party to an employment agreement, a severance agreement or a special termination agreement) whose employment is involuntarily terminated other than for cause within two years after the effective time of the merger will be entitled to receive severance payments in accordance with Abington’s Merger Severance Benefit Program.

Bank Merger

Pursuant to the merger agreement, Abington and Seacoast agreed that Abington Savings Bank will be merged with and into Compass Bank as soon as practicable following consummation of the merger.

Federal Income Tax Consequences

The following is a summary of the material United States federal income tax consequences of the merger generally applicable to stockholders of Abington who are “United States persons” as defined for United States federal income tax purposes and who hold their shares of Abington common stock as a capital asset.

For United States federal income tax purposes, a “United States person” is:

•	a United States citizen or resident alien as determined under the Internal Revenue Code;

•	a corporation or partnership (as defined by the Internal Revenue Code) that is organized under the laws of the United States or any state;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; and

•	a trust if a court within the United States is able to exercise primary supervision over its administration and at least one United States person is authorized to control all of its major decisions.

This summary of the material federal income tax consequences of the merger is based on the Internal Revenue Code, Treasury Regulations and judicial and administrative determinations, as each is in effect as of the date of this proxy statement/prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the Internal Revenue Service regarding the United States federal income tax consequences of the merger. The statements in this proxy statement/prospectus, and the opinions of counsel that the merger will constitute a reorganization described in Section 368(a) of the Internal Revenue Code that are described below are not binding on the Internal Revenue Service or a court. As a result, neither Abington nor Seacoast can assure you that the tax considerations or such opinions will not be challenged by the Internal Revenue Service or sustained by a court if so challenged.

This summary does not address aspects of United States taxation other than United States federal income taxation. It does not address all aspects of United States federal income taxation that may apply to Abington stockholders who are subject to special rules under the Internal Revenue Code, including, without limitation, rules that apply to persons who acquired shares of Abington common stock as a result of the exercise of employee stock options, tax-exempt organizations, financial institutions, broker-dealers, insurance companies, persons having a “functional currency” other than the United States dollar, persons who hold their Abington shares as part of a straddle, wash sale, hedging or conversion transaction and certain United States expatriates. In addition, the summary and the opinions described here do not address the state, local or foreign tax consequences of the merger.

You are urged to consult and rely on your own tax advisor with respect to the United States federal, state and local, and foreign tax consequences of the merger based upon your particular circumstances.

The merger is expected to qualify as a reorganization described in Section 368(a) of the Internal Revenue Code. It is a condition to the obligations of each of Seacoast and Abington to effect the merger that Seacoast shall have received an opinion from its counsel, Goodwin Procter LLP, and that Abington shall have received an opinion from its counsel, Foley Hoag LLP, to the effect that the merger will constitute a reorganization described in Section 368(a) of the Internal Revenue Code. Such opinions will be based upon facts existing at the effective time of the merger, and in rendering such opinions counsel will require and rely upon factual representations and assumptions that will be provided by Seacoast and Abington.

As a result of the treatment of the merger as a reorganization described in Section 368(a) of the Internal Revenue Code, neither Seacoast nor Abington will recognize any taxable gain or loss as a result of the merger, and the federal income tax consequences of the merger to an Abington stockholder generally will depend on whether the stockholder receives cash, Seacoast common stock or a combination thereof in exchange for the stockholder’s shares of Abington common stock.

Receipt of Solely Seacoast Common Stock (plus any cash in lieu of a fractional share). An Abington stockholder who receives solely Seacoast common stock in exchange for all of such stockholder’s shares of Abington common stock in the merger will not recognize gain or loss on the exchange, except to the extent the stockholder receives cash in lieu of a fractional share interest in Seacoast common stock. An Abington stockholder who receives cash in lieu of a fractional share will be treated as if such stockholder had received a fractional share and then exchanged such fractional share for cash in a redemption by Seacoast. An Abington stockholder will generally recognize capital gain or loss on such a deemed redemption of the fractional share in an amount equal to the difference between the amount of cash received and the stockholder’s tax basis in the fractional share. Such capital gain or loss will be long-term capital gain or loss if the Abington common stock exchanged was held for more than one year.

Receipt of Solely Cash. An Abington stockholder who receives solely cash in exchange for all of such stockholder’s shares of Abington common stock pursuant to the merger generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the stockholder’s aggregate tax basis for the shares of Abington common stock exchanged, which gain or loss will be long-term capital gain or loss if the shares of Abington common stock were held for more than one year.

Receipt of Both Seacoast Common Stock and Cash. An Abington stockholder who receives both Seacoast common stock and cash consideration in exchange for all of such stockholder’s shares of Abington common stock generally will recognize gain, but not loss, to the extent of the lesser of:

(1)	the total amount of cash received by such stockholder, and

(2)	the difference between (a) the sum of the fair market value of the Seacoast common stock received in the merger plus the total amount of cash received in the merger, and (b) the stockholder’s aggregate tax basis in the shares of Abington common stock surrendered in the merger.

Any gain so recognized will be capital gain, provided that the cash consideration received is neither essentially equivalent to a dividend within the meaning of Section 302 of the Internal Revenue Code nor has the effect of a distribution of a dividend within the meaning of Section 356(a)(2) of the Internal Revenue Code. Such capital gain will be long-term capital gain if the shares of Abington common stock exchanged were held for more than one year.

Basis. An Abington stockholder who receives shares of Seacoast common stock in the merger will have a tax basis in such shares equal to such stockholder’s aggregate tax basis in the Abington shares being exchanged, decreased by (a) the amount of any cash received by the stockholder and (b) the amount of loss to the stockholder which was recognized on such exchange, and increased by (x) the amount which was treated as a dividend and (y) the amount of gain to the stockholder which was recognized on such exchange (not including any portion of such gain that was treated as a dividend).

Holding Period. The holding period of Seacoast common stock received will include the holding period of the shares of Abington common stock being exchanged.

Dissenting Stockholders. A holder of Abington common stock who dissents with respect to the merger, as discussed in the section entitled “The Merger—Appraisal Rights” beginning on page 67 of this proxy statement/prospectus, and who receives cash in respect of his, her or its shares of Abington common stock generally will be treated in the same manner as a holder who exchanges his, her or its shares of Abington common stock solely for cash in accordance with the above discussion.

Backup Withholding. A non-corporate holder of Abington common stock may be subject to information reporting and backup withholding on any cash payments he or she receives. Such an Abington stockholder will not be subject to backup withholding, however, if he or she:

•	furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal; or

•	is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a Abington stockholder’s United States federal income tax liability, provided such stockholder furnishes the required information to the Internal Revenue Service.

Reporting Requirements. An Abington stockholder who receives Seacoast common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with his, her or its United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

Proposed Financing

Seacoast currently anticipates that it will finance all or a portion of the cash consideration to be paid to Abington stockholders in the merger through a private offering of trust preferred securities in an aggregate amount of $10 million to $20 million. As presently contemplated, an issuer trust, formed as a wholly owned subsidiary of Seacoast, will offer and sell shares of preferred securities, each of which shares will represent a preferred undivided beneficial interest in the assets of the issuer trust, in a private offering. In the Sovereign/Seacoast merger agreement, Seacoast is expressly permitted to issue up to $20 million of trust preferred securities, or other capital instrument, if reasonably necessary in the good faith determination of Seacoast to complete the transactions contemplated by the merger agreement. Furthermore, Seacoast has granted Sovereign a “right of first negotiation” with respect to a preferred securities (or other capital instrument) financing, and it is expected that such securities (or capital instrument) will be sold either to Sovereign or to an unaffiliated institutional investor. If trust preferred securities are issued, the issuer trust will use the proceeds from such private offering to purchase subordinated debentures from Seacoast. The assets of the issuer trust will consist solely of the subordinated debentures. Seacoast believes that such a private offering, including the terms of the preferred securities and subordinated debentures, will be on terms and conditions typical for such transactions. If the merger occurs, Seacoast contemplates that, at the effective time of the merger, all or a portion of the cash consideration will be financed with the proceeds from the private offering and from cash on hand.

In the merger agreement, Seacoast has represented to Abington that, at the effective time of the merger, Seacoast will have sufficient funds to fulfill its obligations under the merger agreement to pay the cash consideration. The completion of the private offering of trust preferred securities is not a condition to the closing of the merger. For additional discussion regarding the private offering of trust preferred securities, please see the section entitled “Risk Factors—Recent accounting changes could give rise to adverse changes in the regulatory capital treatment of trust preferred securities, including currently outstanding trust preferred securities of Seacoast and Abington, which, in turn, could adversely affect Seacoast’s regulatory capital position following the merger, as well as its proposed financing of the merger” on page 36 of this proxy statement/prospectus. If Seacoast determines it is not advisable to issue trust preferred securities due to such adverse treatment or otherwise, it presently anticipates it will alternatively finance the cash consideration to be paid to Abington stockholders through an alternative capital instrument, as discussed in the previous paragraph, the form of which has not been determined.

Operations of Seacoast After the Merger

Seacoast expects to achieve cost savings, revenue enhancements and other operating synergies subsequent to the merger. The cost savings and operating synergies in 2004 and 2005 are expected to amount to roughly 25% and 30%, respectively, of Abington’s current level of operating expenses and will be derived primarily from reductions in personnel and the integration of back-office operations, including savings relating to audits, legal fees, other professional services and insurance expenses. In addition, because Abington will be merged into Seacoast, the costs associated with Abington operating as a publicly held entity also will be eliminated. The pre-tax cost savings and other operating synergies for 2004 and 2005 are expected to amount to approximately $8,000,000 and $9,700,000, respectively. The estimated savings for 2005 are higher than for 2004 since completion of the merger is not expected to occur until the second quarter of 2004. Seacoast also anticipates that it will be able to increase revenues from the Abington franchise by selling products and services to Abington customers that are not currently offered by Abington. Seacoast has not formally estimated these revenue enhancements, however, and has not included them in its financial analysis of the merger.

Because of the uncertainties inherent in merging two financial institutions, changes in the regulatory environment and changes in economic conditions, no assurances can be given that any particular level of cost savings, revenue enhancements and other operating synergies will be realized, that any such cost savings, revenue enhancements and other operating synergies will be realized over the time period currently anticipated or that such cost savings, revenue enhancements and other operating synergies will not be offset, to some degree, by increases in other expenses, including expenses related to the integration of the two companies.

Seacoast anticipates that the acquisition of Abington will be accretive to its earnings upon operational integration.

Although management of Seacoast has performed substantial financial analysis of the proposed merger, identification of all cost savings and potential revenue enhancements associated with the merger has not been completed. Moreover, no assurances can be given that any cost savings or any revenue enhancements will be realized at any given time in the future.

The estimated cost savings that are expected to be realized by the combined company do not reflect estimated pre-tax merger-related costs of approximately $7,200,000, which will be recorded as part of Seacoast’s goodwill. These costs primarily relate to professional fees, exit costs associated with contract terminations and other expenses required to be accrued in accordance with accounting principles generally accepted in the United States of America. Additionally, the estimated cost savings do not reflect any other non-recurring expenses that may be incurred during the merger and integration period, which are not capitalizable to goodwill. In evaluating the cost savings and other potential benefits of the merger, the Seacoast board of directors considered the amount of the transaction costs which are necessary to realize future annual savings resulting from consolidation of support functions and economies of scale.

These expectations regarding cost savings, revenue enhancements and other operating synergies have been made without taking into account the possible consummation of the Sovereign/Seacoast merger.

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED COMBINED

FINANCIAL INFORMATION

The following unaudited pro forma consolidated condensed combined financial information is presented for illustrative purposes only and does not purport to be indicative of the consolidated financial position and results of operations for future periods or the results that actually would have been realized had Seacoast and Abington been a consolidated company during the specified periods. Seacoast expects to further incur certain reorganization and integration expenses as a result of the acquisition of Abington if consummated. The information set forth below does not take into account the proposed Sovereign/Seacoast merger. For more information regarding the Sovereign/Seacoast merger, please see the sections entitled “Summary—Sovereign/Seacoast Summary Condensed Combined Unaudited Pro Forma Financial Information,” “Recent Developments—Sovereign/Seacoast Merger,” “Sovereign/Seacoast Unaudited Pro Forma Condensed Combined Financial Statements” and “Notes to Sovereign/Seacoast Unaudited Pro Forma Condensed Combined Financial Statements” on pages 23, 43, 106 and 110, respectively, of this proxy statement/prospectus.

The following unaudited pro forma consolidated condensed combined financial information is based on the respective audited and unaudited consolidated financial statements and the notes thereto of Seacoast and Abington after giving effect to the assumed acquisition of Abington using the purchase method of accounting and the assumptions and adjustments described below. The estimated purchase price was allocated to the estimated fair market value of the Abington assets to be acquired and liabilities to be assumed based on the Abington consolidated balance sheet at September 30, 2003. The estimated purchase price allocation is based on management’s preliminary analysis and estimates. The following unaudited pro forma consolidated condensed combined statement of income for the year ended December 31, 2002 and the nine months ended September 30, 2003 assumes the merger occurred on January 1, 2002. The unaudited pro forma consolidated condensed combined balance sheet at September 30, 2003 assumes the merger occurred on September 30, 2003.

The pro forma adjustments were based upon available information and upon certain assumptions as described in the notes to the unaudited pro forma consolidated condensed combined financial information that Seacoast’s management believes are reasonable under the circumstances. The pro forma adjustments are based on the information available at the date of this proxy statement/prospectus and are subject to change based on completion of the transaction and final purchase price allocation, and such changes may be material.

The unaudited pro forma consolidated condensed combined financial information and accompanying notes should be read in conjunction with the historical consolidated financial statements and accompanying notes thereto of Seacoast included in its Annual Report on Form 10-K for the year ended December 31, 2002, and its quarterly report on Form 10-Q for the nine months ended September 30, 2003, incorporated by reference in this proxy statement/prospectus, and the separate historical consolidated financial statements of Abington as of September 30, 2003 and for the nine months ended September 30, 2003 and the year ended December 31, 2002, which are included in this proxy statement/prospectus.

SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Unaudited Pro Forma Consolidated Condensed Combined Balance Sheet

As of September 30, 2003

(In Thousands)

	Historical		Pro Forma Adjustments			Pro Forma Combined
	Seacoast	Abington
ASSETS:
Cash and cash equivalents	$346,748	$84,138	$(8,404)	(C	)	$382,879
			(32,402)	(B	)
			(7,201)	(B	)

Investment securities available for sale	327,353	296,484	(3,027)	(A	)	620,810
Investment securities held to maturity	18,197	0				18,197
Restricted equity securities	55,623	14,042				69,665
Loans held-for-sale	4,738	15,055	196	(D	)	19,989
Loans	3,534,439	386,372	3,629	(D	)	3,924,440
Less allowance for loan losses	(43,072)	(4,238)				(47,310)

Net loans	3,491,367	382,134	3,629			3,877,130

Banking premises and equipment, net	63,099	12,160	5,813	(D	)	81,072
Goodwill and other intangibles	121,513	9,938	(9,938)	(C	)	216,331
			10,958	(D	)
			83,860	(D	)

Other assets	47,956	8,850	3,446	(C	)	65,682
			595	(A	)
			4,835	(D	)

Total assets	$4,476,594	$822,801	$52,360			$5,351,755

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Deposits	$2,988,479	$656,680	$1,761	(D	)	$3,646,920
Federal Home Loan Bank advances and other borrowings	1,005,536	91,625	7,043	(D	)	1,104,204
Other liabilities	30,229	5,405				35,634

Total liabilities	4,024,244	753,710	8,804			4,786,758

Guaranteed preferred beneficial interests-subordinated debt	69,459	12,295				81,754

Common Stock	302	571	(571)	(C	)	343
			41	(B	)
Additional paid-in capital	226,632	36,715	(36,715)	(C	)	329,374
			6,570	(B	)
			96,172	(B	)
Retained earnings	227,949	36,153	(36,153)	(C	)	227,949
Unallocated/unearned compensation	(9,722)	(225)	225	(C	)	(9,722)
Treasury stock	(71,419)	(17,584)	17,584	(C	)	(72,940)
			(1,521)	(A	)
Accumulated other comprehensive income	9,149	1,166	(1,166)	(C	)	8,239
			(910)	(A	)

Total stockholders’ equity	382,891	56,796	43,556			483,243

Total liabilities and stockholders’ equity	$4,476,594	$822,801	$52,360			$5,351,755

SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Unaudited Pro Forma Consolidated Condensed Combined Statement of Income

For the Nine Months Ended September 30, 2003

(Dollars in Thousands, Except Share Data)

	Historical		Pro Forma Adjustments			Pro Forma Combined
	Seacoast	Abington
Interest and dividend income:
Loans	$153,550	$18,132	$(544)	(E	)	$171,138
Investments	14,756	12,362	(243)	(E	)	26,875

Total interest and dividend income	168,306	30,494	(787)			198,013

Interest expense:
Deposits	33,937	6,455	(660)	(E	)	39,732
Borrowed funds	31,331	5,733	(755)	(E	)	36,309

Total interest expense	65,268	12,188	(1,415)			76,041

Net interest income before loan loss provision	103,038	18,306	628			121,972
Provision for loan loss	6,371	375				6,746

Net interest income after provision for loan loss	96,667	17,931	628			115,226

Non-interest income:
Customer service fees	11,142	7,804				18,946
Gain/(loss) on investment securities.	349	919				1,268
Gain on sale of loans	322	5,091				5,413
Other income	947	872				1,819

Total non-interest income	12,760	14,686				27,446

Non-interest expense:
Salary and benefits	31,535	14,146				45,681
Occupancy and equipment	8,592	3,558	174	(E	)	12,324
Amortization of intangibles	946	0	1,174	(E	)	2,120
Other operating expense	21,239	10,239				31,478

Total operating expense	62,312	27,943	1,348			91,603

Minority interest expense	4,202	840				5,042
Income before provision for income taxes	42,913	3,834	(720)			46,027
Provision for income taxes	22,926	1,520	(295)	(E	)	24,151

Net income	$19,987	$2,314	$(425)			$21,876

Basic earnings per share	$0.86	0.61				$0.80
Diluted earnings per share	0.84	0.58				0.78
Weighted average shares outstanding—basic	23,212,736	3,817,000				27,349,193
Weighted average shares outstanding—diluted	23,691,544	4,001,000				27,963,233

SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Unaudited Pro Forma Consolidated Condensed Combined Statement of Income

For the Year Ended December 31, 2002

(Dollars in Thousands, Except Share Data)

	Historical		Pro Forma Adjustments			Pro Forma Combined
	Seacoast	Abington
Interest and dividend income:
Loans	$191,062	$25,300	$(726)	(E	)	$215,636
Investments	26,022	20,226	(324)	(E	)	45,924

Total interest and dividend income	217,084	45,526	(1,050)			261,560

Interest expense:
Deposits	52,514	10,802	(881)	(E	)	62,435
Borrowed funds	42,900	10,293	(1,006)	(E	)	52,187

Total interest expense	95,414	21,095	(1,887)			114,622

Net interest income before loan loss provision	121,670	24,431	837			146,938
Provision for loan loss	7,247	225				7,472

Net interest income after provision for loan loss	114,423	24,206	837			139,466

Non-interest income:
Customer service fees	12,888	8,904				21,792
Gain/(loss) on investment securities.	(277)	(157)				(434)
Gain on sale of loans	263	4,338				4,601
Other income	841	666				1,507

Total non-interest income	13,715	13,751				27,466

Non-interest expense:
Salary and benefits	36,921	14,776				51,697
Occupancy and equipment	9,285	3,869	233	(E	)	13,387
Amortization of intangibles	806	0	1,565	(E	)	2,371
Other operating expense	22,034	8,202				30,236

Total operating expense	69,046	26,847	1,798			97,691

Minority interest expense	2,851	1,120				3,971
Income before provision for income taxes	56,241	9,990	(961)			65,270
Provision for income taxes	19,633	3,816	(394)	(E	)	23,055

Net income	$36,608	$6,174	$(567)			$42,215

Basic earnings per share	$1.60	1.83				$1.57
Diluted earnings per share	1.57	1.76				1.53
Weighted average shares outstanding—basic	22,824,313	3,371,000				26,960,770
Weighted average shares outstanding—diluted	23,366,345	3,510,000				27,652,734

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED

COMBINED FINANCIAL INFORMATION

A. Basis of Presentation

The pro forma information presented is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the merger been consummated at the beginning of each of the periods indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company. It is anticipated that the merger will be completed in the second quarter of fiscal year 2004.

Under accounting principles generally accepted in the United States of America, the transaction will be accounted for using the purchase method of accounting and, as such, the assets and liabilities of Abington will be recorded at their estimated fair values. The allocation of the total purchase cost reflected in the unaudited pro forma consolidated condensed combined financial information is preliminary. The actual purchase accounting adjustments to reflect the fair values of the assets acquired and liabilities assumed will be based upon appraisals that are currently in process. A preliminary allocation of the purchase cost has been made to major categories of assets and liabilities in the accompanying unaudited pro forma consolidated condensed combined financial information based on our estimates. Accordingly, the adjustments that have been included in the unaudited pro forma consolidated condensed combined financial information may change based upon the final allocation of the total purchase cost of the acquisition of Abington. The actual allocation of the purchase cost and the resulting effect on income may differ from the unaudited pro forma amounts included in this proxy statement/prospectus. However, based on current information, management does not expect the final allocation of the purchase price to differ materially from that used in the accompanying statements of operations.

The unaudited pro forma consolidated condensed combined statements of operations give effect to the merger as if it occurred on January 1, 2002. The unaudited pro forma consolidated condensed combined balance sheet assumes the merger was consummated on September 30, 2003. Certain reclassifications have been included in the unaudited pro forma consolidated condensed combined balance sheet and unaudited pro forma consolidated condensed combined income statements to conform presentation.

Assumptions relating to the pro forma adjustments set forth in the unaudited pro forma consolidated condensed combined financial statements are summarized as follows:

Estimated fair values for the assets and liabilities of Abington were obtained as follows:

•	Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

•	Investment Securities. Available for sale securities are carried at market value based on quoted market price. Seacoast’s ownership of 95,000 shares of Abington common stock were recorded at fair market value as treasury stock.

•	Stock in Federal Home Loan Bank. No ready market exists for these stocks and they have no quoted market value; however, redemption of these stocks has historically been at par value. Accordingly, the carrying amount is deemed to be a reasonable estimate of fair value.

•	Loans Held-For-Sale. Fair market value based on quoted market prices for similar loans to be sold.

•	Loans. Fair values are estimated by segregating the portfolio by type of loan and discounting scheduled cash flows using interest rates currently being offered for loans with similar terms. A prepayment assumption is used as an estimate of the portion of loans subject to prepayment. The allowance for loan losses is deemed to be a reasonable estimate of the credit adjustment.

•	Banking Premises and Equipment. Market value adjustment based on tax assessed or insured value for Abington premises. The equipment book value is deemed to be a reasonable estimate of fair value.

•	Deposits. Fair values for term deposits are estimated by discounting cash flows using interest rates currently being offered for deposits with similar terms.

•	Federal Home Loan Bank Advances and Other Borrowings. Fair values for advances and other borrowings are estimated by utilizing the estimated prepayment amount to settle these advances from the Federal Home Loan Bank.

•	Identifiable Intangible Assets. A fair value for the core deposit intangible asset was estimated by calculating a 2.25% premium on core deposits of Abington of $487 million.

•	Other Assets and Other Liabilities. Because these financial instruments will typically be received or paid within three months, the carrying amounts of such instruments are deemed to be a reasonable estimate of fair value.

•	Guaranteed Preferred Beneficial Interest in Subordinated Debentures. Because these securities are currently redeemable at par by Abington, the carrying amount is deemed to be a reasonable estimate of fair value.

The premium on loans will be amortized to interest income over five years to approximate a constant yield to maturity. The fair market adjustment to banking premises is being depreciated over 25 years. The premium on term deposits will be amortized over two years to approximate a constant yield to maturity. The premium on Federal Home Loan Bank advances will be amortized to interest expense over seven years to approximate a constant yield to maturity. The core deposit intangible asset will be amortized over seven years to approximate a constant yield to maturity.

B. Calculation of Purchase Price

The preliminary allocation of the cost to acquire Abington is described in the table below (in thousands):

Cash payment to Abington stockholders at $34.00 per share for 25% of the 3,812,051 shares outstanding as of September 30, 2003 (excluding 95,000 shares of Abington common stock owned by Seacoast, which will be cancelled for no consideration)	$32,402
Seacoast common stock issued (3,812,051 times 75% times exchange ratio of 1.4468 for a product of 4,136,457 shares of Seacoast common stock valued at $23.26 (the average closing price from October 17, 2003 through October 23, 2003)	96,214
Fair value of Abington stock options assumed	6,570

135,186
Transaction costs for Seacoast	7,201

Total purchase price	$142,387

Stock options to purchase approximately 341,945 shares of Abington’s common stock with a weighted average exercise price of $12.14 will be assumed by Seacoast pursuant to the merger and converted into options to purchase approximately 494,726 shares of Seacoast common stock with a weighted average exercise price of $8.39 (based on the number of options outstanding on September 30, 2003). The fair value of stock options assumed was determined using the Black-Scholes option pricing method over the remaining maturity of the options, a discount rate of 2.85%, and volatility of 22.3% and expected dividend yield of 2.36%. Estimated transaction costs of $7.2 million will be incurred upon consummation of the merger and are reflected as part of the purchase price for financial reporting purposes. These costs consist primarily of investment banking, legal, data processing contract termination and other professional fees.

C. Purchase Accounting Adjustments

Abington’s net assets at September 30, 2003		$56,796

Abington’s estimated transaction costs:
Employment contracts, severance costs and other professional service costs	$(8,404)
Less: related taxes at 41%	3,446

		(4,958)
Abington’s historical goodwill and other intangible assets		(9,938)

Adjusted net assets acquired		$41,900

D. Calculation of Goodwill

Excess of cost over net assets acquired for the merger was calculated as follows:

Total cost	$142,387
Net assets acquired	41,900

Total excess of cost over net assets acquired	$100,487

The excess of cost over net assets of $102.4 million was allocated to assets and liabilities on a pro-rata basis after estimating market value as described in Note A:

Loans held for sale	$196
Loans receivable	3,629
Federal Home Loan Bank and other borrowings	(7,043)
Banking premises	5,813
Core deposit intangible $487 million at 2.25%	10,958
Certificates of deposit	(1,761)
Goodwill	83,860
Deferred tax asset at 41%	4,835

$100,487

E. Pro Forma Adjustments

	Nine Months Ended September 30, 2003	Year Ended December 31, 2002
Amortization of premium on loans receivable	$(544)	$(726)
Depreciation of banking premises valuation adjustment	(174)	(233)
Amortization of premium on Federal Home Loan Bank advances	755	1,006
Amortization of core deposit intangible	(1,174)	(1,565)
Amortization of premium on deposits	660	881

Total adjustments	$(478)	$(637)

In addition to the above adjustments, reductions in interest income on investments as a result of the cash payment to Abington stockholders are calculated based on a 1% interest rate. Income tax expense is adjusted using a 41% tax rate.

The following table summarizes the estimated net future impact of the amortization of the purchase accounting adjustments made in connection with the merger on Seacoast’s results of operations:

Projected Future Amounts for Years ended December 31,	Net Increase(Decrease) in Income Before Taxes of Amortized Amounts
2003	$(637)
2004	$(637)
2005	$(1,518)
2006	$(1,518)
2007	$(1,518)
2008 and thereafter	$(5,767)

F. Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding over the period presented. Diluted earnings per common share is calculated using the same method as basic earnings per common share, but reflects potential dilution of common stock equivalents. Pro forma basic and diluted weighted average number of common stock outstanding utilized for the calculation of earnings per share for the periods presented were calculated using Seacoast’s historical basic and diluted weighted average common stock outstanding plus 4,136,457 shares of Seacoast common stock issued in the merger as well as the dilutive effect of exchanging Abington outstanding stock options for stock options for 494,726 shares of Seacoast common stock, using the treasury stock method.

SOVEREIGN/SEACOAST UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not purport to be indicative of the consolidated financial position and results of operations for future periods that actually would have been realized had Sovereign and Seacoast been a consolidated company during the specified periods. Sovereign expects to further incur certain reorganization and integration expenses as a result of the acquisition of Seacoast if consummated.

The following unaudited pro forma condensed combined financial information is based on the respective audited and unaudited consolidated financial statements and the notes thereto of Sovereign and the unaudited pro forma condensed combined balance sheet and related unaudited pro forma condensed combined statement of income of Seacoast (after giving effect to the proposed acquisition of Abington) using the purchase method of accounting and the assumptions and adjustments described below and in the accompanying notes to the unaudited pro forma condensed combined financial statements related to the proposed Sovereign/Seacoast merger. The estimated purchase price was allocated to the Seacoast assets to be acquired and liabilities to be assumed based on the estimated fair values. The purchase price allocation is based on management’s preliminary analysis and estimates. The following unaudited pro forma condensed combined statement of income for the year ended December 31, 2002 and the nine months ended September 30, 2003, and the related purchase accounting adjustments, assumes the Sovereign/Seacoast merger occurred on January 1, 2002. The unaudited pro forma condensed combined balance sheet at September 30, 2003, and the related purchase accounting adjustments, assumes the Sovereign/Seacoast merger occurred on September 30, 2003.

The pro forma adjustments were based upon available information, market interest rates in effect and upon certain assumptions as described in the notes to the unaudited pro forma condensed combined financial information that Sovereign’s management believes are reasonable under the circumstances. The pro forma adjustments are based on the information available at the date of this proxy statement/prospectus and are subject to change based on completion of the transaction and final purchase price allocation, and such changes may be material.

The unaudited pro forma condensed combined financial information and accompanying notes should be read in conjunction with the historical consolidated financial statements and accompanying notes thereto of Sovereign included in its annual report on Form 10-K for the year ended December 31, 2002, and its quarterly report on Form 10-Q for the nine months ended September 30, 2003, incorporated by reference in this proxy statement/prospectus, the historical consolidated financial statements and accompanying notes thereto of Seacoast included in its annual report on Form 10-K for the year ended December 31, 2002, and its quarterly report on Form 10-Q for the nine months ended September 30, 2003, incorporated by reference in this proxy statement/prospectus, the separate historical consolidated financial statements and accompanying notes thereto of Abington for the year ended December 31, 2002 and the nine months ended September 30, 2003 included in this proxy statement/prospectus and the Unaudited Pro Forma Consolidated Condensed Combined Financial Information with respect to the Seacoast/Abington merger and related notes included in this proxy statement/prospectus beginning on page 98.

Sovereign/Seacoast Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2003

(In Thousands)

	Sovereign Historical	Seacoast/ Abington Pro Forma Combined	Pro Forma Adjustments		Sovereign/ Seacoast/ Abington Pro Forma Combined
Assets
Cash and amounts due from depository institutions	$971,697	$382,879	($11,520	)(B)	$1,343,056
Investments:
Available-for-sale	11,109,603	620,810			11,730,413
Held-to-maturity	413,152	87,862	9,699	(C)	510,713

Investments	11,522,755	708,672	9,699		12,241,126

Loans:	24,549,847	3,944,429	47,152	(C)	28,541,428
Less allowance for loan losses	(322,684)	(47,310)			(369,994)

Total loans, net	24,227,163	3,897,119	47,152		28,171,434

Premises and equipment, net	273,931	81,072	(1,600	)(C)	353,403
Goodwill and other intangible assets	1,314,585	216,331	691,144	(C)	2,222,060
Bank owned life insurance	792,607	—			792,607
Other assets	1,952,554	65,682	14,944	(C)	2,044,118
			10,938	(E)

Total assets	$41,055,292	$5,351,755	$760,757		$47,167,804

Liabilities and Stockholders’ Equity
Liabilities:
Deposits and other customer related accounts:	$27,515,180	$3,646,920	$14,046	(C)	$31,176,146
Borrowings and other debt obligations	9,570,356	1,104,204	44,886	(C)	10,801,200
			81,754	(F)
Other liabilities	599,032	35,634	77,040	(C)	742,956
			31,250	(E)

Total liabilities	37,684,568	4,786,758	248,976		42,720,302

Redeemable capital securities and other minority interests	201,757	81,754	(81,754	)(F)	201,757
Stockholders’ equity:
Common Stock	1,872,953	329,717	715,841	(B)	2,918,511
Warrants and stock options	13,230	0	51,532	(B)	64,762
Unallocated ESOP shares	(28,465)	(9,722)	9,722	(C)	(28,465)
Treasury stock	(22,501)	(72,940)	72,940	(C)	(22,501)
Accumulated other comprehensive income/(loss)	(16,345)	8,239	(8,239	)(C)	(16,345)
Retained earnings	1,350,095	227,949	(227,949	)(C)	1,329,782
			(20,312	)(E)

Total stockholders’ equity	3,168,967	483,243	593,535		4,245,745

Total liabilities and stockholders’ equity	$41,055,292	$5,351,755	$760,757		$47,167,804

See accompanying notes.

Sovereign/Seacoast Pro Forma Condensed Combined Statement of Income

For the Nine Months Ended September 30, 2003

(in Thousands, Except per Share Data)

	Sovereign Historical	Seacoast/ Abington Pro Forma Combined	Pro Forma Adjustments		Sovereign/ Seacoast/ Abington Pro Forma Combined
Interest and dividend income:
Interest on interest-earning deposits	$1,756	$—			$1,756
Interest on investment securities	461,891	26,875	(87	)(D)	488,679
Interest on loans	990,800	171,138	(1,848	)(D)	1,160,090

Total interest and dividend income	1,454,447	198,013	(1,935)		1,650,525

Interest expense:
Deposits and related customer accounts	252,042	39,732			291,774
Borrowings	305,256	36,309	(17,207	)(D)	326,136
			1,778	(F)

Total interest expense	557,298	76,041	(15,429)		617,910

Net interest income	897,149	121,972	13,494		1,032,615
Provision for loan losses	121,957	6,746			128,703

Net interest income after provision for loan losses	775,192	115,226	13,494		903,912

Non-interest income:
Total fees and other income before securities transactions	334,477	26,178			360,655
Net gain on investments and related derivatives transactions	55,825	1,268			57,093

Total non-interest income	390,302	27,446			417,748

Non-interest expense:
General and administrative
Compensation and benefits	290,436	45,681			336,117
Occupancy and equipment	157,324	12,324			169,648
Other administrative expenses	194,426	31,478			225,904

Total general and administrative	642,186	89,483			731,669
Other expenses:
Amortization of core deposit intangibles	56,012	2,120	2,062	(D)	60,194
Trust preferred securities and other minority interest expense	37,374	5,042	(1,778	)(F)	40,638
Loss on debt extinguishment	29,838	—			29,838

Total other expenses	123,224	7,162	284		130,670

Total non-interest expense	765,410	96,645	284		862,339

Income before income taxes	400,084	46,027	13,210		459,321
Income tax expense	110,820	24,151	4,624		139,595

Net income	$289,264	$21,876	$8,586		$319,726

Basic earnings per share	$1.06	$0.80			$1.02

Diluted earnings per share	$1.01	$0.78			$0.97

Weighted average shares:
Basic	272,114	27,349			313,440
Diluted	287,693	27,963			330,546

See accompanying notes.

Sovereign/Seacoast Unaudited Pro Forma Condensed Combined Statement of Income

For the Year Ended December 31, 2002

(in Thousands, Except per Share Data)

	Sovereign Historical	Seacoast/ Abington Pro Forma Combined	Pro Forma Adjustments		Sovereign/ Seacoast/ Abington Pro Forma Combined
Interest and dividend income:
Interest on interest-earning deposits	$4,620	$—			$4,620
Interest on investment securities	661,728	45,924	$(116	)(D)	707,536
Interest on loans	1,393,192	215,636	(2,464	)(D)	1,606,364

Total interest and dividend income	2,059,540	261,560	(2,580)		2,318,520

Interest expense:
Deposits and related customer accounts	458,287	62,435	(21,963	)(D)	498,759
Borrowings	441,637	52,187	(22,943	)(D)	470,881

Total interest expense	899,924	114,622	(44,906)		969,640

Net interest income	1,159,616	146,938	42,326		1,348,880
Provision for loan losses	146,500	7,472			153,972

Net interest income after provision for loan losses	1,013,116	139,466	42,326		1,194,908

Non-interest income:
Total fees and other income before securities transactions	381,095	27,900			408,995
Net gain on investments and related derivatives transactions	51,431	(434)			50,997

Total non-interest income	432,526	27,466			459,992

Non-interest expense:
General and administrative
Compensation and benefits	362,813	51,697			414,510
Occupancy and equipment	210,044	13,387			223,431
Other administrative expenses	247,250	30,236			277,486

Total general and administrative	820,107	95,320			915,427
Other expenses:
Amortization of core deposit intangibles	80,274	2,371	2,749	(D)	85,394
Trust preferred securities and other minority interest expense	62,835	3,971			66,806
Merger-related and integration charges	15,871	—			15,871

Total other expenses	158,980	6,342	2,749		168,071

Total non-interest expense	979,087	101,662	2,749		1,083,498

Income before income taxes	466,555	65,270	39,577		571,402
Income tax expense	124,570	23,055	13,852	(D)	161,477

Net income	$341,985	$42,215	$25,725		$409,925

Basic earnings per share	$1.32	$1.57			$1.37

Diluted earnings per share	$1.23	$1.53			$1.28

Weighted average shares:
Basic	258,461	26,961			299,203
Diluted	279,039	27,653			320,822

See accompanying notes.

NOTES TO SOVEREIGN/SEACOAST UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

A. Basis of Presentation

The pro forma information presented is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the Sovereign/Seacoast merger been consummated at the beginning of each of the periods indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company. It is anticipated that the Sovereign/Seacoast merger will be completed in the third quarter of fiscal year 2004.

Under accounting principles generally accepted in the United States of America, the transaction will be accounted for using the purchase method of accounting and, as such, the assets and liabilities of Seacoast will be recorded at their estimated fair values. The allocation of the total purchase price reflected in the Sovereign/Seacoast unaudited pro forma condensed combined financial statements is preliminary and is based on the assets and liabilities, as well as other factors including market interest rates, existing at the dates the Sovereign/Seacoast merger was assumed to occur in the unaudited condensed combined financial statements. The actual purchase accounting adjustments will be based on the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. A preliminary allocation of the purchase cost has been made to major categories of assets and liabilities in the accompanying unaudited pro forma condensed combined financial statements based on Sovereign’s estimates. Accordingly, the final purchase accounting adjustments and Sovereign/Seacoast merger related charges may be materially different from the unaudited pro forma amounts included in this proxy statement/prospectus. Increases or decreases in the fair value of assets and liabilities, commitments and other items of Seacoast as compared to the information included in this proxy statement/prospectus may change the amount of purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments to yield and/or amortization of the adjusted assets or liabilities. The unaudited pro forma condensed combined statements of operations give effect to the Sovereign/Seacoast merger as if it occurred on January 1, 2002. The Sovereign/Seacoast unaudited pro forma condensed combined balance sheet assumes the Sovereign/Seacoast merger was consummated on September 30, 2003. Certain reclassifications have been included in the Sovereign/Seacoast unaudited pro forma condensed combined balance sheet and Sovereign/Seacoast unaudited pro forma condensed combined income statements to conform presentation. Assumptions relating to the pro forma adjustments set forth in the Sovereign/Seacoast unaudited pro forma condensed combined financial statements are summarized as follows:

Estimated fair values for the assets and liabilities of Seacoast were estimated as follows:

•	Investment Securities. Investment securities have been recorded at market value based on quoted market prices.

•	Loans. Fair value is estimated by discounting cash flows using estimated market discount rates at which similar loans would be made to borrowers and reflect similar credit ratings and interest rate risk for the same remaining maturities. The allowance for loan losses is deemed to be a reasonable estimate of the credit adjustment.

•	Deposits. The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, NOW accounts, savings accounts and certain money market accounts, is equal to the amount payable on demand as of the balance sheet date. The fair value of fixed-maturity certificates of deposit is estimated by discounting cash flows using currently offered rates for deposits of similar remaining maturities.

•	Borrowings and Long Term Debt. Fair value is estimated by discounting cash flows using rates currently available to Sovereign for other borrowings with similar terms and remaining maturities. Certain long-term debt instruments are valued using available market quotes.

•	Core Deposit Intangible. The fair value for the core deposit intangible asset was estimated by calculating a 2% premium on core deposits of Seacoast.

•	Other Assets and Other Liabilities. The carrying amounts of other assets and liabilities have been assumed to be a reasonable estimate of fair value.

The premiums on investment securities and loans is amortized to interest income over their estimated duration of three years to approximate a constant yield to maturity. The premium on term deposits is amortized to interest expense of their estimated duration of one year to approximate a constant yield to maturity. The premium on borrowings and long term debt is amortized to interest expense over their estimated life of four years to approximate a constant yield to maturity. The core deposit intangible asset is amortized to expense over seven years.

B. Calculation of Purchase Price

The preliminary allocation of the cost to acquire Seacoast is described in the table below (in thousands):

Sovereign common stock issued to stockholders of Seacoast based on an exchange ratio of 1.505 shares and a fair value of Sovereign common stock of $23.25 (closing price on February 11, 2004)	$1,045,558
Fair value of options issued	51,532
Transaction costs	11,520

$1,108,610

Under the terms of the Sovereign/Seacoast merger agreement, stockholders of Seacoast (including Abington stockholders who hold Seacoast common stock received in the merger) will receive 1.461 shares of Sovereign common stock for each share of Seacoast common stock that they own, subject to potential adjustment based on the average of Sovereign’s closing share price as reported on the New York Stock Exchange for the 15 days prior to the later to occur of (1) Seacoast’s stockholder meeting to consider the Sovereign/Seacoast merger or (2) the date of receipt of the last governmental approval required to complete the Sovereign/Seacoast merger. If Sovereign’s share price at such time is less than $23.96 per share, stockholders of Seacoast will receive sufficient shares of Sovereign common stock to provide them with $35.00 of value, but in no event will Seacoast stockholders receive more than a 1.623 shares of Sovereign stock per share of Seacoast stock. For more information regarding the Sovereign/Seacoast merger agreement, please see the section entitled “Recent Developments—Sovereign/Seacoast Merger” on page 43 of this proxy statement/prospectus. The value of the Sovereign shares, as well as the exchange ratio, used in determining the purchase price of Seacoast for accounting purposes will be based on the trading price of Sovereign stock at the time the number of shares to be issued by Sovereign becomes determinable, which is expected to occur at or near closing. For purposes of the accompanying unaudited pro forma condensed combined financial information, the value of Sovereign shares and the related exchange ratio were based on the trading price of Sovereign common stock on February 11, 2004 of $23.25 and the resulting exchange ratio of 1.505.

Stock options to purchase approximately 1.8 million shares of Seacoast’s common stock with a weighted average exercise price of $10.90 will be assumed by Sovereign pursuant to the Sovereign/Seacoast merger and converted into options to purchase approximately 2.8 million shares of Sovereign common stock with a weighted average exercise price of $7.24 (based on an assumed stock price of $23.25 and exchange ratio of 1.505). This includes Abington options that will be converted into Seacoast options upon the consummation of the Seacoast/Abington merger. The fair value of stock options issued was determined using the Black-Scholes option pricing method with an estimated remaining life of the options, a discount rate of 3.53%, and volatility of 32% and expected dividend yield of 0.44%.

Estimated transaction costs of $11.5 million will be incurred upon consummation of the Sovereign/Seacoast merger and are reflected as part of the purchase price for accounting purposes. These costs consist primarily of investment banking, legal and other professional fees and expenses.

C. Calculation of Goodwill and Allocation of Purchase Price

The pro forma excess of cost over net assets acquired for the Sovereign/Seacoast merger was calculated as follows (in thousands):

Purchase price	$1,108,610
Net assets acquired	483,243

$625,367

The excess of cost over the net assets of $625,367,000 was allocated to acquired assets and liabilities as follows (in thousands):

Investment securities	$9,699
Loans	47,152
Write-off of property and equipment	(1,600)
Core deposit intangible	47,262
Deposits	(14,046)
Borrowings and long term debt	(44,886)
Other liabilities	(77,040)
Goodwill	643,882
Deferred tax asset, net at 35%	14,944

$625,367

The adjustment to other liabilities of $77,040,000 relates to the estimated cost to close selected Seacoast branches, severance and certain other benefits due Seacoast employees and costs to terminate certain Seacoast contracts.

D. Pro Forma Adjustments (in thousands)

	Nine months ended September 30, 2003	Year ended December 31, 2002
Amortization of premium on investments	$(87)	$(116)
Amortization of premium on loans	(1,848)	(2,464)
Amortization of premium on deposits	—	21,963
Amortization of premium on borrowings and long term debt	17,207	22,943
Amortization of core deposit intangible	(2,062)	(2,749)

	$13,210	$39,577

Income tax expense is for the above pro forma adjustments provided using a 35% tax rate.

The following table summarizes the estimated net future impact of the amortization of the purchase accounting adjustments made in connection with the Sovereign/Seacoast merger on Seacoast’s results of operations (in thousands):

Projected Future Amounts For Years Ended December 31	Net Increase (Decrease) in Income before Income Taxes
2003	$16,048
2004	16,048
2005	18,629
2006	(4,314)
2007	(4,314)
2008	(4,314)

See discussion of amortization periods for the purchase accounting adjustments in Note A.

E. Merger Related Charges

In connection with the acquisition of Seacoast, Sovereign expects to incur non-recurring charges of approximately $31.3 million related to closure of existing Sovereign branches, integration of data processing platforms and certain other items, which will be recorded in the income statement of Sovereign within the 12 month period after consummation of the Sovereign/Seacoast merger. The cost of the special items has been reflected in the accompanying condensed combined pro forma balance sheet as of September 30, 2003 as follows:

Accrued liabilities	$31,250,000
Deferred taxes at 35%	(10,938,000)

Retained earnings	$20,312,000

Since the charges are non-recurring and are expected to be incurred within one year of the consummation of the Sovereign/Seacoast merger, they have not been included in the accompanying pro forma condensed combined statements of income.

F. Reclassification of Trust Preferred Securities

Effective July 1, 2003, Sovereign changed its accounting policy with respect to classification of its obligations under its trust preferred securities. As a result of this change, Sovereign reclassified these obligations from “Company-obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Junior Subordinated Debentures of Sovereign” to “Borrowings and other debt obligations.” In addition, the dividends on these instruments, which were previously included in “Other Expense” prior to July 1, 2003, are now classified as interest expense. Prior period amounts were not reclassified to conform with this new presentation.

The adjustments in the accompanying Sovereign/Seacoast Unaudited Pro Forma Condensed Combined Financial Statements were recorded to conform the treatment of trust preferred securities by Seacoast and Abington with Sovereign’s accounting policy effective July 1, 2003.

G. Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding over the period presented. Diluted earnings per common share is calculated using the same method as basic earnings per common share, but reflects potential dilution of common stock equivalents. Pro forma basic and diluted weighted average number of common stock utilized for the calculation of earnings per share for the periods presented were calculated using Sovereign’s historical basic and diluted weighted average common stock plus 46.65 million shares of Sovereign common stock issued in the Sovereign/Seacoast merger as well as the dilutive effect of exchanging Sovereign outstanding stock options for stock options of Seacoast common stock, using the treasury stock method.

INFORMATION ABOUT SEACOAST

General

For more information on the business of Seacoast, Compass Bank and Nantucket Bank, please refer to Seacoast’s Annual Report on Form 10-K for the year ended December 31, 2002 and Form 10-Q for the quarter ended September 30, 2003. Please refer to the section entitled “Where You Can Find More Information” on page 159 of this proxy statement/prospectus in order to find out where you can obtain copies of Seacoast’s Annual Report as well as other documents Seacoast files with the Securities and Exchange Commission. In addition, please also see the section entitled “Recent Developments” on page 42 of this proxy statement/prospectus.

Developments Concerning Changes in Seacoast Internal Controls

Late in Seacoast’s second fiscal quarter ended June 30, 2003, Compass Bank converted to a new electronic data processing (EDP) system and made a significant acquisition, both of which are relevant to Seacoast’s internal control over financial reporting. Seacoast changed its entire EDP system to the Fiserv, Inc. platform on May 23, 2003. Following a successful data processing conversion, Seacoast encountered some processing issues, which it did not consider unexpected for an EDP conversion of this magnitude. For example, in order to realize the full advantage of the new system, Seacoast established approximately 100 new general ledger accounts (primarily suspense and in-process accountants). To date, most of these accounts have been reconciled under the new EDP system to the proper closing date, and current reconciling items are being cleared in a timely fashion. Adjustments to date have affected balance sheet accounts and have not had any material impact to the income statement. However, there still remain a few suspense and in-process accounts that have not been completely reconciled. Although significant progress has been made in identifying and reconciling differences in these accounts, management continues to allocate additional resources to accelerate this process to a complete and satisfactory conclusion. At this time management still believes that subsequent adjustments will continue to impact only Seacoast’s balance sheet accounts. However, it is possible that further evaluation of these issues could result in adjustments to Seacoast’s income statement as well.

INFORMATION ABOUT ABINGTON

The Business of Abington

General

Abington is a one-bank holding company which owns all of the outstanding capital stock of Abington Savings Bank. Abington’s primary business is serving as the holding company of Abington Savings Bank.

Abington Savings Bank operated as a Massachusetts-chartered mutual savings bank from its incorporation in 1853 until June 1986 when it converted from mutual to stock form of ownership. From June 1986 to the present, Abington Savings Bank has operated as a stock-owned savings bank.

In May 1998, Abington formed a Delaware business trust, Abington Bancorp Capital Trust. All of the common securities of this special purpose trust are owned by Abington. The trust exists solely to issue capital securities. For financial reporting purposes, the trust is reported as a subsidiary and is consolidated into the financial statements of Abington and subsidiaries. The trust has issued trust preferred securities and has invested the net proceeds in junior subordinated deferrable interest debentures issued to the trust by Abington. These subordinated debentures are the sole assets of the trust.

On September 13, 2002, Abington completed its acquisition of Massachusetts Fincorp, Inc., the parent company of The Massachusetts Co-operative Bank with three branches in the Greater Boston area, for $30.00 per share in cash and stock for a total purchase price of $15.8 million. The Massachusetts Co-operative Bank branches provide a natural extension of Abington’s market area and opportunities to expand Abington’s small business and commercial lending areas.

Abington Savings Bank includes its seven wholly owned subsidiaries: Holt Park Place Development Corporation and Norroway Pond Development Corporation, which own properties being marketed for sale; Abington Securities Corporation, Mass Securities Corporation, and Mass SEC Corp. II, which invest primarily in United States Government obligations and obligations of related agencies and equity securities; 70 Quincy Ave. LLC, which owns and operates a building in Quincy; and Old Colony Mortgage Corporation, which originates and sells primarily first-lien mortgages secured by one- to four-family residential property.

Abington is engaged principally in the business of attracting deposits from the general public, borrowing funds and investing those deposits and funds. In its investments, Abington has emphasized various types of residential and commercial real estate loans, commercial loans, residential construction loans, consumer loans and investments in securities. Abington considers its principal market area to be parts of Plymouth, Norfolk and Suffolk Counties, in Massachusetts; primarily Abington, Brockton, Canton, Cohasset, Dorchester, Halifax, Hanover, Hanson, Holbrook, Hull, Kingston, Milton, Pembroke, Quincy, Randolph and Whitman where it has banking offices, and nearby Rockland, Duxbury, Scituate, Plympton, East Bridgewater, Plymouth, Carver, Weymouth and Bridgewater. Additionally, Abington has mortgage lending offices in Auburn, Brockton and Fall River.

Abington has grown from $591.2 million in assets and $364.0 million in deposits at December 31, 1998 to $822.8 million in assets and $656.7 million in deposits at September 30, 2003. Deposits in Abington have been insured by the FDIC since 1975. Deposits are insured by the Bank Insurance Fund of the FDIC up to FDIC limits (generally $100,000 per depositor) and by the Depositors Insurance Fund, a state excess deposit insurer, for the portion of deposits in excess of that insured by the FDIC.

Explanatory Note

Based on the findings of an internal accounting review initiated by Abington during the first quarter of 2003, Abington announced that it would revise its 2002 financial results that had previously been announced and would restate its previously issued 2001 financial statements. The revisions and restatement are necessary to correct accounting errors related to the acceleration of prepayments on mortgage-backed investment securities, errors in recording payments received on various investment securities and certain adjustments related to accruals for income and expense.

During the internal accounting review, Abington identified a number of accounting errors, recorded by its former controller, including underlying prepayment assumptions used in the calculation of interest income in 2002 that did not adequately reflect the actual prepayment rates received on a portion of its mortgage-backed securities portfolio and that certain payments received on a portion of its mortgage-backed securities portfolio were not properly applied. It was further determined, based upon the results of the preliminary review, that it would be necessary to revise Abington’s previously announced financial results for 2002 and restate Abington’s financial statements for 2001. Abington engaged its independent auditor, PricewaterhouseCoopers LLP, which replaced Arthur Andersen LLP in mid-2002, to undertake a re-audit of the year 2001. Accordingly, the financial statements contained in this proxy statement/prospectus as of September 30, 2002 and December 31, 2001 and for the respective nine months and year then ended have been restated. Additional information regarding the restatement is contained in Abington’s financial statements beginning on page F-1 of this proxy statement/prospectus. The re-audit of 2001 financial statements resulted in Abington’s inability to file its 2002 Annual Report on Form 10-K within the time prescribed by the Securities and Exchange Commission.

In April 2003, shortly after Abington announced its intention to restate its financial statements, it was informed by the staff of the Securities and Exchange Commission that the Securities and Exchange Commission is conducting an informal inquiry with respect to certain of the matters reflected in the announcement. Abington is cooperating fully with the inquiry.

Lending Activities

General. Loans currently originated and purchased for Abington’s own portfolio primarily have terms to maturity or repricing of 15 years or less, such as residential construction loans and adjustable-rate and fixed-rate mortgages on owner-occupied residential property. For a discussion of Abington’s asset-liability strategy, see “—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” beginning on page 141 of this proxy statement/prospectus. Abington also originates one-year, three-year and five-year adjustable-rate mortgages on non-owner-occupied residential property as well as commercial and commercial real estate loans. Prior to 1996, commercial, commercial real estate and commercial construction lending had not been a primary source of loan originations. Abington began to emphasize such lending in the latter part of 1996. Abington has stressed the origination or purchase of shorter-term 10- to 15-year fixed rate or adjustable residential mortgage loans (generally hybrids with terms to first adjustment of one, three, five and seven years with annual resets thereafter) or seasoned 30-year fixed rate residential mortgage loans for its own portfolio in connection with its asset/liability management. For more information on these loans, see the section entitled “—Construction, Commercial and Commercial Real Estate Loans” on page 117 of this proxy statement/prospectus.

Abington’s net loan portfolio, including loans held for sale, totaled $397.2 million at September 30, 2003, representing approximately 48.3% of its total assets. The majority of Abington’s loans are collateralized by real estate and are made within Norfolk, Suffolk and Plymouth Counties, although Abington also purchases residential mortgage loans in other areas of the United States. Generally, loans purchased outside of Massachusetts are well collateralized and reflect an adequate payment history. Approximately 20% of Abington’s total loan portfolio represents owner-occupied first mortgages located outside of Massachusetts. The state (other than Massachusetts) in which Abington has its largest concentration of residential loans is California.

Abington originated $41.1 million in commercial and commercial real estate loans, $30.0 million of home equity loans, $2.6 million of consumer loans and $420.5 million in residential first mortgage loans during the nine months ended September 30, 2003. Of the latter amount, loans aggregating $62.4 million were retained for Abington’s own portfolio, $15.1 million were held for sale at September 30, 2003 and loans aggregating $343 million were sold in the secondary market. During the year ended December 31, 2002, Abington originated $31.7 million in commercial and commercial real estate loans, $26.6 million of home equity loans, $2.7 million of consumer loans and $314.7 million in residential first mortgage loans. Of the latter amount, loans aggregating $9.9 million were retained for Abington’s own portfolio, $35.6 million were held for sale at December 31, 2002, and loans aggregating $301.8 million were sold in the secondary market including $22.7 million of loans held for sale at December 31, 2001.

As of September 30, 2003, loan commitments to borrowers or potential borrowers of $106.8 million were outstanding. These commitments included $7.8 million under existing construction loans, $51.8 million in residential and commercial and commercial real estate loans and $47.2 million under existing lines of credit (including home equity loans). Abington had no outstanding commitments to purchase residential first mortgages at that date.

Residential Mortgage Loans. Abington currently sells in the secondary market most first mortgage loans originated on residential property. Abington generally sells loans on a non-recourse basis. Prior to 1996, Abington had generally retained the servicing rights on sold loans. Currently, Abington typically sells the servicing rights along with the loans. Abington currently receives annual loan servicing fees, where servicing was retained, generally ranging from 0.25% to 0.425% per annum of the principal balance of the loans plus all late charges. At September 30, 2003, Abington’s loan servicing portfolio amounted to $24.1 million.

As of September 30, 2003, the outstanding balance of residential first mortgage loans totaled $208.9 million or 52% of the loan portfolio. Residential first mortgage loans purchased or originated for Abington’s portfolio are generally written in amounts up to 95% of value if the property is owner-occupied. Borrowers with a loan-to-value ratio in excess of 80% are generally required to carry private mortgage insurance. Adjustable-rate mortgage loans to owner occupants of one- to four-family residential property are subject to certain requirements and limitations under guidelines issued by the Massachusetts Commissioner of Banks, including limitations on the amount and frequency of changes in interest rates.

In most cases, Abington requires the residential first mortgage loans it originates or purchases to meet Federal National Mortgage Association and Federal Home Loan Mortgage Corporation standards, with an exception being made in some cases for the size of the loan, in order to provide for the flexibility to sell such loans if Abington chooses to do so in the secondary market.

Home Equity and Second Mortgage Loans. Abington offers home equity loans, which are revolving lines of credit secured by the equity in the borrower’s residence. The majority of home equity loans have interest rates that adjust with movements in the prime lending rate, although Abington does offer fixed rate home equity loans. Home equity loans and second mortgage loans are currently written generally in amounts from $7,500 to $100,000, but generally not more than the difference between 80% of the appraised value of the property and the outstanding balance of the existing first mortgage. However, home equity loans with higher loan-to-value ratios up to 90% are available on a limited basis provided certain underwriting criteria are met. Generally home equity loans must have a current appraisal of the value of the mortgaged property at origination. At September 30, 2003, Abington had in its portfolio approximately $43.6 million of outstanding home equity and second mortgage loans and unused commitments amounting to $30.4 million.

Construction, Commercial and Commercial Real Estate Loans. Abington also originates residential construction loans and, from time to time, commercial construction and other commercial real estate loans.

Most construction loans are for residential single-family dwellings. They are usually made with construction terms of no more than one year (residential construction-to-permanent financing loans are offered with a 30-year term). Abington generally makes construction loans to builders who have pre-sold the homes to the future occupants. In most cases, permanent financing is arranged through Abington on properties for which Abington has been the construction lender. It is Abington’s policy to require on-site inspections before releasing funds on construction loans. Inspections on construction loans are generally performed by third-party inspectors. At September 30, 2003, gross construction loans totaled $20.2 million, or 5% of Abington’s total loan portfolio.

Commercial real estate loans generally relate to properties which are typically non-owner occupied and income producing such as shopping centers, small apartment buildings and other types of commercial properties. Commercial real estate loans are generally written for maximum terms of ten years, and interest rates on these loans are typically fixed for no longer than five years. Currently, commercial real estate loans are generally written in amounts up to $3.5 million and are usually made in the Massachusetts counties of Plymouth, Suffolk, Norfolk, Bristol and Barnstable. At September 30, 2003, Abington had a total of $119.1 million of commercial real estate loans, or 30% of Abington’s total loan portfolio. Included in commercial real estate loans at September 30, 2003 is $20.4 million in multi-family real estate, or 5% of Abington’s total loan portfolio. Loans collateralized by multi-family properties generally involve larger principal amounts and a greater degree of risk than one-to-four family residential mortgage loans.

Commercial loans are generally provided to small-to-medium-sized businesses located within Abington’s market area. Commercial loans may be structured as term loans or as revolving lines of credit. Commercial loans generally have a repayment schedule of five years or less, with interest rates which float in relation to The Wall Street Journal prime rate. The majority of commercial loans are collateralized by equipment, machinery, receivables, inventory or other corporate assets. In addition, Abington Savings Bank generally obtains personal guarantees from the principals of the borrower for virtually all of its commercial loans. At September 30, 2003, Abington had approximately $9.2 million of commercial (non-real estate) loans outstanding which was approximately 2% of Abington’s total loan portfolio.

Commercial, commercial construction and commercial real estate lending, including multi-family real estate, entails greater risk than residential mortgage, including residential construction, lending to owner occupants. Compared to residential mortgage loans to owner occupants, the repayment of these types of loans is more dependent on the underlying business and financial condition of the borrower and/or cash flows from leases on the subject properties and, in the case of construction loans, the economic viability of the project, and is more susceptible to adverse future developments. Since 1996, Abington has emphasized commercial, commercial real estate or commercial construction lending and intends to continue to place an emphasis on commercial, commercial construction and commercial real estate loan originations.

The following table shows Abington’s construction and commercial loans (excluding commercial real estate loans) by contractual maturity or repricing interval at December 31, 2002:

	Within 1 Year	1-5 Years	Over 5 Years	Total
	(Dollars in Thousands)
Construction, net (all fixed rate)	$15,332	$—	$—	$15,332
Commercial loans (all variable rate)	9,642	—	—	9,642

Total	$24,974	$—	$—	$24,974

Percent of total	100.0%	—%	—%	100.0%

Consumer Loans. Abington also makes a variety of consumer loans, such as new and used automobile and boat loans, unsecured loans, and passbook and stock-secured loans. Education loans are periodically sold in the secondary market. Abington’s consumer loans totaled $8.0 million at September 30, 2003, representing 2% of its total loan portfolio.

Composition of Loan Portfolio. The following table shows the composition of Abington’s loan portfolio by type of loan.

	At September 30, 2003		At December 31,
			2002		2001		2000		1999		1998
	Amount	Percent to Gross Loans	Amount	Percent to Gross Loans	Amount	Percent to Gross Loans	Amount	Percent to Gross Loans	Amount	Percent to Gross Loans	Amount	Percent to Gross Loans
	(Dollars in Thousands)
Mortgage loans:
Conventional	$193,832	49.2%	$182,629	49.8%	$252,809	64.5%	$258,085	67.5%	$287,306	73.2%	$260,986	73.1%
Second mortgages and home equity	43,617	11.1	33,702	9.2	28,301	7.2	27,415	7.2	23,490	6.0	20,339	5.7
Commercial real estate	119,077	30.2	112,374	30.7	71,963	18.4	59,923	15.7	51,973	13.2	50,493	14.1
Construction	20,169	5.1	20,324	5.5	17,582	4.5	13,150	3.4	5,883	1.5	7,109	2.0

Total mortgage loans	376,695	95.6	349,029	95.2	370,655	94.6	358,573	93.8	368,652	93.9	338,927	94.9

Due to borrowers on incomplete loans	(7,849)		(4,992)		(5,510)		(7,598)		(2,437)		(2,557)
Net deferred loan fees and unearned discounts	201		(88)		(161)		(237)		(381)		(626)

Subtotal	369,047		343,949		364,984		350,738		365,834		335,744
Commercial loans—secured and unsecured	9,327	2.4	9,642	2.6	13,994	3.5	15,981	4.2	16,438	4.2	9,346	2.6
Consumer loans:
Indirect automobile	—	—	—	—	—	—	—	—	—	—	158	—
Personal	1,267	0.3	1,239	0.4	1,484	0.4	1,280	0.3	1,243	0.3	1,393	0.4
Education	—	—	—	—	—	—	—	—	—	—	62	—
Passbook and stock secured	6,717	1.7	6,569	1.8	5,805	1.5	6,250	1.7	5,950	1.5	6,951	2.0
Home improvement	14	—	35	—	62	—	128	—	216	0.1	257	0.1

Total consumer loans	7,998	2.0	7,843	2.1	7,351	1.9	7,658	2.0	7,409	1.9	8,821	2.5
Total loans	386,372		361,434		386,329		374,377		389,681		353,911
Less allowance for loan losses	(4,238)		(4,212)		(5,482)		(3,856)		(3,701)		(3,077)

Loans, net	382,134		357,222		380,847		370,521		385,980		350,834
Add:
Due to borrowers on incomplete loans	7,849		4,992		5,510		7,598		2,437		2,557
Net deferred loan fees and unearned discounts	(311)		14		11		168		440		753
Allowance for loan loss	4,238		4,212		5,482		3,856		3,701		3,077

Loans, gross	$393,910	100.0%	$366,440	100.0%	$391,850	100.0%	$382,143	100.0%	$392,558	100.0%	$357,221	100.0%

Origination and Underwriting. Residential mortgage and consumer loan originations are developed by Abington’s officers and lending personnel from a number of sources, including referrals from branches, realtors, builders, attorneys, customers and directors. Abington employs approximately 25 mortgage originators who are paid a commission based on the amount and volumes of residential loans originated. Consumer and home equity loans are generally originated through Abington’s branch and call center personnel. Consumer loan services are also solicited by direct mail to existing customers. Advertising media is also used to promote loans. Abington currently receives origination fees on most new first mortgage loans that it originates. Fees to cover the costs of appraisals and credit reports are also collected. In addition, Abington collects late charges on real estate and consumer loans.

Commercial and commercial real estate loan originations are developed by Abington’s officers and lending personnel from a number of sources, including referrals from attorneys, CPAs, customers, realtors, direct solicitation and directors. Abington employs four commercial loan officers who are paid a salary and performance bonus. Loans originated by these officers are maintained in the commercial loan portfolio.

Applications for all types of loans offered by Abington are taken at all of Abington’s offices, and in some cases over the phone, and referred to Abington’s operations center or commercial loan division for processing. Abington’s loan underwriting process is performed in accordance with a policy approved by the board of directors. The process includes but is not limited to the use of credit applications, property appraisals, verification of an applicant’s credit history and analysis of financial statements, employment and banking relationships and other measures management deems appropriate in the circumstances.

All loans to directors must be approved by the full board of directors after review by management. Commercial loans are prohibited to executive officers, officers or employees of Abington or Abington Savings Bank.

Non-Performing Assets. Abington attempts to manage its loan portfolio so as to recognize problem loans at an early point in order to manage each situation and thereby minimize losses. Interest on loans is generally not accrued when such interest is not paid for a three-month period and/or in the judgment of management, the collectibility of the principal or interest becomes doubtful. When a loan is placed on a non-accrual status, all interest previously accrued but not collected is reversed against interest income in the current period. Interest income is sometimes subsequently recognized only to the extent that cash payments are received. Those loans that continue to accrue interest after reaching a three-month delinquency status generally include only consumer loans, although, on occasion, some residential mortgage loans have been included. Real estate acquired by foreclosure and other real estate owned is stated at the lower of the carrying value of the underlying loan or the estimated fair value less estimated selling costs. For further discussion of non-performing assets, see the section entitled “—Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 127 of this proxy statement/prospectus.

At September 30, 2003, non-performing assets were 0.3% of total assets, compared with 0.2% and 0.5% at December 31, 2002 and 2001, respectively.

The following table sets forth non-performing assets at the dates indicated:

	At September 30, 2003	At December 31,
		2002	2001	2000	1999	1998
	(Dollars in Thousands)
Loans accounted for as impaired	$2,257	$2,024	$3,881	$549	$616	$681
Accruing loans past due 90 days or more as to principal or interest	—	7	78	7	—	50

Total non-performing loans	2,257	2,031	3,959	556	616	731
Real estate acquired by foreclosure and other real estate owned	—	—	—	—	—	—

Total non-performing assets	$2,257	$2,031	$3,959	$556	$616	$731

The recorded total investment in impaired loans was $2,257,000 at September 30, 2003 and $2,024,000 and $3,881,000 at December 31, 2002 and 2001, respectively. At September 30, 2003 and December 31, 2002 there were no impaired loans that required a specific allocation of the allowance for loan losses. Impaired loans totaling $3,432,000 at December 31, 2001 required an allocation of $2,181,000 of the allowance for loan losses. The remaining impaired loans did not require any allocation of the reserve for loan losses. All loans classified as impaired are also on non-accrual.

The decrease in impaired loans from December 31, 2001 to December 31, 2002 is primarily related to the $2.2 million charge-off in 2002 related to a single commercial credit that was reserved for in 2001.

The average balance of impaired and/or non-accrual loans was approximately $2,058,000 in the nine months ended September 30, 2003 and $3,568,000, $704,000 and $468,000 in 2002, 2001 and 2000, respectively. The total amount of interest income recognized on impaired loans was approximately $10,000 during the nine months ended September 30, 2003 and approximately $108,000, $39,000 and $70,000, respectively, during the years ended December 31, 2002, 2001 and 2000, respectively, which approximated the amount of cash received for interest during those periods. Abington has no commitments to lend additional funds to borrowers whose loans have been deemed to be impaired.

Currently, in the single family home sector, prices are stable and properties are selling quickly. Additionally, Boston area vacancy rates on commercial real estate properties have remained relatively low in comparison to the early 1990’s, which has helped to support the market values of those properties, although these vacancy rates have begun to rise over the past year. Abington cannot predict the impact on future provisions for loan losses that may result from future market conditions. While the regional economy has declined, the local residential real estate market has been strong over the past couple of years. It is difficult to predict to what extent such economic conditions will continue.

Allowance For Loan Losses. The following table summarizes changes in the allowance for possible loan losses and other selected statistics for the years indicated:

	At September 30, 2003	At December 31,
		2002	2001	2000	1999	1998
	(Dollars in Thousands)
Balance, beginning of period	$4,212	$5,482	$3,856	$3,701	$3,077	$2,280
Allowance for loan losses acquired from Massachusetts Fincorp	—	739	—	—	—	—
Loans charged off:
Real estate—residential	—	—	—	17	11	18
Real estate—commercial	—	32	—	—	5	—
Real estate—construction	—	—	—	—	—	—
Commercial	292	2,175	—	—	—	—
Consumer	193	189	243	267	248	206

Total loans charged-off	485	2,396	243	284	264	224

Loan recoveries:
Real estate—residential	—	1	18	5	4	7
Real estate—commercial	—	—	11	145	142	119
Real estate—construction	—	—	—	—	—	—
Commercial	—	—	—	—	—	—
Consumer	136	161	135	129	102	135

Total recoveries	136	162	164	279	248	261

Net charge-offs (recoveries)	349	2,234	79	5	16	(37)

Provision charged to operations	375	225	1,705	160	640	760

	At September 30, 2003	At December 31,
		2002	2001	2000	1999	1998
	(Dollars in Thousands)
Balance, end of period	$4,238	$4,212	$5,482	$3,856	$3,701	$3,077

Average loans outstanding, net	$387,401	$368,122	$385,149	$385,671	$368,578	$335,871

Ratio of net charge-offs (recoveries) to average loans and loans held for sale outstanding, net	0.01%	0.61%	0.02%	0.00%	0.00%	(0.01)%

Ratio of allowance for loan losses to gross loans and loans held for sale at year end	1.04%	1.05%	1.32%	1.02%	0.94%	0.85%

Ratio of allowance for loan losses to non-performing loans	187.8%	207.4%	138.5%	693.5%	600.8%	420.9%

The allowance for loan losses is based on management’s estimate of the amount required to reflect the probable inherent losses in the loan portfolio, based on circumstances known at each reporting date in accordance with accounting principles generally accepted in the United States of America. Management utilizes three methodologies to determine a range of required reserves, from which a consistent process is used to derive a reserve number. The results and recommendations from these processes provide senior management, the board’s loan committee and the full board of directors with independent information on loan portfolio condition.

The first method utilized is the Risk Identification Method. This method involves the allocation of certain loss percentages against adversely classified commercial loans and general loss allocations against segments of the loan portfolio that have similar attributes. Under this methodology, the credit quality of the commercial portfolios is quantified by a corporate credit rating system designed to parallel regulatory criteria and categories of loan risk. Individual lenders monitor their loans to ensure appropriate rating assignments are made timely. Risk ratings and the quality of the portfolio are assessed regularly by an independent credit review firm and other general internal loan reviews and updates as provided by Credit Policy and Administration personnel. Credit Review and Credit Policy and Administration personnel conduct ongoing portfolio trend analyses and individual credit reviews to evaluate loan risk and compliance with corporate lending policies. The level of allowance allocable to each group of risk-rated loans is then determined by applying a loss factor that estimates the amount of probable loss in each category. The assigned loss factor for each risk rating is based upon management’s assessment of historical loss data, portfolio characteristics, economic trends, overall market conditions and past experience.

Consumer and residential real estate loan quality is evaluated on the basis of delinquency data and other credit data available due to the large number of such loans and the relatively small size of individual credits. Allocations for these loan categories are principally determined by applying loss factors that represent management’s estimate of inherent losses. In each category, inherent losses are estimated based upon management’s assessment of historical loss data, portfolio characteristics, economic trends, overall market conditions and past experience. In addition, certain loans in these categories may be individually risk-rated if considered necessary by management.

The second method utilized is the Migration Method, which utilizes the Risk Identification Method outlined above and then adjusts the allowance calculation to reflect a migration of non-pass rated loans to a more adverse category. This methodology recognizes that no risk identification system can address all potential risks of loss at any point in time and, therefore, there is an inherent unidentified risk of loss that may not be accurately characterized or identified.

The third method utilized is the Specific Identification Method. This method entails the assignment of reserve amounts to individual adversely-classified loans based on a specific impairment review of such loans.

Under this method, loans are selected for evaluation based on the internal risk rating or non-accrual status of the loan. Additionally, general loss allocations are made against segments of the loan portfolio that have similar attributes.

From these three methodologies, management calculates a range of estimated required reserves and then determines an appropriate reserve amount within this range. There are three components to the allowance for loan losses: (1) specific reserves for loans considered to be impaired or for other loans for which management considers a specific reserve to be necessary; (2) allocated reserves based upon management’s formula-based process for assessing the adequacy of the allowance for loan losses; and (3) a non-specific unallocated allowance considered necessary by management based on its assessment of other qualitative factors.

The allowance for loan losses is increased by provisions charged against current earnings. Loan losses are charged against the allowance when management believes that the collectibility of the loan principal is unlikely. Recoveries on loans previously charged off are credited to the allowance. Management believes that the allowance for loan losses is adequate. While management uses available information to assess probable losses on loans, future additions to the allowance may be necessary based on increases in non-performing loans, changes in economic conditions or for other reasons. Any future additions to the allowance would be recognized in the period in which they were determined to be necessary. In addition, various regulatory agencies periodically review Abington’s allowance for loan losses as an integral part of their examination process. Such agencies may require Abington to recognize additions to the allowance based on judgments different from those of management.

The following table summarizes the allowance for loan losses for the years indicated and the percentage of loans by category to total loans and loans held for sale:

	At September 30, 2003		At December 31,
			2002		2001		2000		1999		1998
	Amount	Percent of Loans in Category to Gross Loans	Amount	Percent of Loans in Category to Gross Loans	Amount	Percent of Loans in Category to Gross Loans	Amount	Percent of Loans in Category to Gross Loans	Amount	Percent of Loans in Category to Gross Loans	Amount	Percent of Loans in Category to Gross Loans
	(Dollars in Thousands)
Real estate— residential	$847	61.7%	$804	62.7%	$907	73.3%	$928	75.0%	$959	79.4%	$899	79.3%
Real estate— commercial	2,233	29.1	2,008	27.9	1,586	17.4	608	15.5	590	13.1	479	13.8
Real estate—construction	260	4.9	299	5.1	235	4.2	56	3.4	35	1.5	71	1.9
Commercial.	175	2.3	229	2.4	2,153	3.3	325	4.1	341	4.2	189	2.6
Consumer	283	2.0	356	1.9	267	1.8	288	2.0	233	1.8	195	2.4
Unallocated	440	N/A	516	N/A	334	N/A	1,651	N/A	1,543	N/A	1,244	N/A

Total	$4,238	100.0%	$4,212	100.0%	$5,482	100.0%	$3,856	100.0%	$3,701	100.0%	$3,077	100.0%

During 2002, the allowance for loan loss allocated to commercial loans decreased by $1.9 million. This decrease is generally attributable to a commercial loan relationship within the telecommunications industry, a portion of which had a specific allocation of reserves that was charged off during the fourth quarter of 2002. The total relationship was $3.3 million with a specific reserve allocation of $1,740,000 and has been on non-accrual since 2001. The amount allocated to commercial real estate loans increased by $1.0 million in 2001 and in 2002 is at $2.0 million. This increase was consistent with the general loan growth in that portfolio. During 2002, the amount allocated to the consumer and residential real estate portfolios remained consistent with prior year allocations which was consistent with the percentage of the total loan portfolio comprised of those assets (54.3% and 1.9% for residential real estate and consumer loans as a percentage of total loans, respectively, in 2002 as compared to 66.5% and 1.8% for the corresponding balance by portfolio in 2001). The risk factors used for determining the level of potential loan losses in these categories for 2002 also remained consistent with the prior year.

The “unallocated” component is the portion of the allowance considered necessary by management based on its assessment of industry trends, the impact of the local and regional economy on Abington’s borrowers and certain risk attributes that may not have been adequately captured in the specific risk classifications used to determine allocations in Abington’s analysis of the allowance for loan loss. The unallocated component of the reserve was reduced in 2001 as compared to prior years in conjunction with management’s re-assessment of the risk identified in the commercial real estate portfolio which resulted in an increased allocation of reserves to that portion of the portfolio from that which was previously classified as unallocated. Management determined, based on its review of all components of Abington’s loan portfolio, economic data, industry trends and other factors, that the remaining unallocated portion of the allowance for loan loss was adequate at September 30, 2003.

Notwithstanding the foregoing analytical allocations, the entire allowance for loan losses is available to absorb charge-offs in any category of loans.

Abington’s provision for loan losses in 2002 was $225,000, compared to $1,705,000 and $160,000 in 2001 and 2000, respectively. The provision for loan losses in 2002 was lower than 2001 due to favorable trends in the levels of watched assets and delinquency rates. The primary reason for the increase in the provision for loan losses in 2001 as compared to 2000 was generally due to deterioration in two credits totaling approximately $3,432,000, both of which were on non-accrual at December 31, 2001.

Investment Activities

Abington’s investment portfolio is currently managed in accordance with an investment policy approved by the board of directors. Abington’s investments are subject to the laws of the Commonwealth of Massachusetts, including regulations of the Massachusetts Commissioner of Banks, and certain provisions of the federal law.

The following table sets forth certain information regarding the carrying value of Abington’s investment portfolio, excluding mortgage-backed securities and Federal Home Loan Bank stock:

	At September 30, 2003	At December 31,
		2002	2001	2000
	(Dollars in Thousands)
Short-term investments	$20,495	$1,363	$30,195	$160
Federal funds sold	36,679	76,515	2,675	75

Total short-term investments	$57,174	$77,878	$32,870	$235

Percent of total assets	6.9%	8.6%	4.3%	0.03%
Investment securities:
U. S. Government and federal agency obligations, at market	$29,087	$49,822	$17,788	$57,506
Other bonds and obligations, at market	2,253	35	16,453	28,701

Subtotal	31,340	49,857	34,241	86,207
Marketable equity securities, at market	—	—	3,297	9,593

Total investment securities	$31,340	$49,857	$37,538	$95,800

Percent of total assets	3.8%	5.5%	4.9%	13.2%

A schedule of the maturity distribution of investment securities held by Abington, other than mortgage-backed securities and Federal Home Loan Bank stock, and the related weighted average yield, at September 30, 2003 follows:

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(Dollars in Thousands)
U.S. Government and federal agency obligations	$—	—	$28,801	3.28%	$439	5.67%	$—	—
Other bonds and obligations	—	—	—	—	—	—	2,288	4.12%

Total	$—	—	$28,801	3.28%	$439	5.67%	$2,288	4.12%

At September 30, 2003, Abington had one mortgage-backed security that had a total amortized cost of $6,233,000, which was in excess of 10% of stockholders’ equity, and was not an obligation of the U. S. Government, federal agencies or government sponsored agencies.

Sources of Funds

General. Deposits and borrowings are Abington’s primary sources of funds for investment. Abington also derives funds from operations, amortization and prepayments of loans and sales of assets. Deposit flows vary significantly and are influenced by prevailing interest rates, money market conditions, economic conditions, location of company offices and competition.

Deposits. Most of Abington’s deposits are derived from customers who work or reside in Abington’s primary service area. Abington’s deposits consist of passbook savings accounts, special notice accounts, NOW accounts, money market deposit accounts, club accounts, money market certificates, negotiated rate certificates and term deposit certificates. Abington also offers individual retirement accounts, which currently include a one-year variable rate account with monthly interest rate adjustments or a 1-, 2-, 2.5-, 3- or 4-year fixed-rate account. Although in previous years Abington has solicited brokered deposits, at September 30, 2003 there were no such deposits.

At September 30, 2003, Abington’s outstanding certificates of deposit with balances in excess of $100,000 are scheduled to mature as follows:

(Dollars in Thousands)
Three months or less	$8,384
Over three to six months	7,483
Over six to twelve months	12,594
Over twelve months	17,356

Total	$45,817

Other Activities

Savings Bank Life Insurance. Abington sells savings bank life insurance as an agent but not as an issuer and receives a commission on the sale.

Other. Abington also offers safe deposit box services, automated teller machines and drive-up banking services. Abington also provides its borrowers the opportunity to purchase life, accident and disability insurance through a third-party insurance agency. Abington offers investment services (including annuities) to its customers through a third-party broker-dealer and its insurance agency affiliate. The third-party pays fees to Abington based upon sales volume generated by the brokers who are employed at Abington.

Supervision and Regulation

As an FDIC-insured, state-chartered bank, Abington is subject to supervision and regulation by the Massachusetts Commissioner of Banks and the FDIC and is subject to periodic examination. Abington is subject to regulation and supervision of the Federal Reserve as a bank holding company.

Competition

Abington faces substantial competition both in attracting deposits and in originating loans.

Competition in originating loans comes generally from other thrift institutions, commercial banks, credit unions, finance companies, insurance companies, other institutional lenders and mortgage companies. Abington competes for loans principally on the basis of interest rates and loan fees, the types of loans originated, service and geographic location.

In attracting deposits, Abington’s primary competitors are other savings banks, commercial banks and co-operative banks, credit unions and mutual funds. Other competition for deposits comes from government securities as investments. Abington’s attraction and retention of deposits depends on its ability to provide investment opportunities that satisfy the requirements of investors with respect to rate of return, liquidity, risk and other factors. Abington attracts a significant amount of its deposits from the communities in which its offices are located, and, accordingly, competition for these deposits comes principally from other thrift institutions and commercial banks located in the same geographic areas. Abington competes for these deposits by attempting to offer competitive rates, convenient branch locations, and convenient business hours and by attempting to build an active, civic-spirited image in these communities.

Financial institutions that are not now located within Abington’s market area may find entry in Abington’s market area attractive. Such entry could have an adverse effect on Abington’s growth or profitability. Abington’s potential competitors may have substantially greater financial and other resources than Abington. In addition, increased competition for deposits has had an impact on the rates which Abington pays on certificates of deposit.

Under the Gramm-Leach-Bliley Act, effective March 11, 2000, securities firms, insurance companies and other financial service providers that elect to become financial holding companies may acquire or establish banks. This has not yet resulted in significant changes to the competitive environment in which Abington operates.

Employees

As of September 30, 2003, Abington Savings Bank had 304 full-time employees, consisting of 30 full-time officers and 211 full-time non-officers, as well as 63 part-time employees. None of Abington’s employees is represented by a union or other labor organization. Abington provides its employees with a comprehensive range of employee benefit programs. Management believes that its employee relations are good.

Properties

At September 30, 2003, Abington conducted business from a centralized, administrative, operations and banking office at Weymouth Woods Corporate Center, 97 Libbey Parkway, Weymouth, Massachusetts under a long-term lease agreement. The main banking office is in Abington, Massachusetts, and there are ten other banking offices, five Shaw’s Supermarket banking offices and three mortgage offices all located in Massachusetts. Abington’s properties are either owned or leased and the net book value of properties and leasehold improvements was $8.7 million at September 30, 2003. Abington believes that all of its facilities are in good condition and are adequate for Abington’s present operations.

Legal Proceedings

Abington is a defendant in various legal matters, none of which is believed by management to be material to the consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Abington’s results of operations depend primarily on its net interest income after provision for possible loan losses, its revenue from other banking services and non-interest expenses. Net interest income depends upon the net interest rate spread between the yield on the loan and investment portfolios and the cost of funds, consisting primarily of interest expense on deposits and Federal Home Loan Bank advances. The interest rate spread is affected by the match between the maturities or repricing intervals of interest-bearing assets and liabilities, the mix and composition of interest sensitive assets and liabilities, economic factors influencing general interest rates, prepayment on loans and mortgage-backed investments, loan demand and savings flows and the effect of competition for deposits and loans. Net interest income is also affected by the performance of the loan portfolio, amortization on accretion of premiums or discounts on purchased loans or mortgage-backed securities and the level of non-earning assets. Revenues from loan fees and other banking services depend upon the volume of new transactions and the market level of prices for competitive products and services. Non-interest expenses depend upon the efficiency of Abington’s internal operations and general market and economic conditions.

On September 13, 2002, Abington completed the acquisition of Massachusetts Fincorp, Inc., the parent company of The Massachusetts Co-operative Bank with three branches in the Greater Boston area. The transaction was accounted for under the purchase method of accounting. Accordingly, the consolidated assets and liabilities of Massachusetts Fincorp are included in Abington’s consolidated balance sheet at December 31, 2002 and the results of Massachusetts Fincorp’s operations have been included in the consolidated financial statements since September 14, 2002. Abington recorded goodwill of $4.2 million and other intangible assets of $4.2 million in connection with the acquisition.

As previously indicated in the section entitled “—The Business of Abington—Explanatory Note” beginning on page 115 of this proxy statement/prospectus, based on the findings of an internal accounting review initiated by Abington during the first quarter of 2003, Abington announced that it would revise its 2002 financial results that had previously been announced and would restate its previously issued 2001 financial statements. The revisions and restatement were necessary to correct accounting errors related to the acceleration of prepayments on mortgage-backed investment securities, errors in recording payments received on various investment securities and certain adjustments related to accruals for income and expense.

Abington engaged its independent auditor, PricewaterhouseCoopers LLP, which replaced Arthur Andersen LLP in mid-2002, to undertake a re-audit of the year 2001. Accordingly, the financial statements contained in this proxy statement/prospectus at and for the nine months ended September 30, 2002 and at and for the year ended December 31, 2001 have been restated and the discussion below reflects such restatement of Abington’s 2001 financial statements.

Forward-Looking Statements

When used in this proxy statement/prospectus, the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe” or similar expressions are intended to identify “forward-looking statements” within the meanings of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Abington wishes to caution readers that all forward-looking statements are necessarily speculative and not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various risks and uncertainties, including regional and national economic conditions, changes in the real estate market, changes in levels of market interest rates, credit risks of lending activities, competitive and regulatory factors could affect Abington’s financial performance and could cause Abington’s actual results for future periods to differ materially from those anticipated or projected. Abington disclaims any intent or obligation to update forward-looking statements whether in response to new information, further events or otherwise.

Critical Accounting Policies

Abington management’s discussion and analysis of Abington’s financial condition are based on the consolidated financial statements that are prepared in accordance with accounting principles generally accepted in the United States. The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to the allowance for possible loan losses, goodwill and other intangible assets, other than temporary impairment of investments and deferred taxes. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis in making judgments about the carrying values of assets that are not readily apparent from other sources. Actual results could differ from the amount derived from management’s estimates and assumptions under different assumptions or conditions. Management believes the following critical accounting policies represent the more significant estimates and assumptions used in the preparation of the consolidated financial statements.

Allowance for Loan Losses. The allowance for loan losses, which is established through a charge to the provision for loan losses, is based on management’s evaluation of the level of the allowance required in relation to the estimated loss exposure in the loan portfolio. Management regularly evaluates it for adequacy by taking into consideration, among other factors, local industry trends, management’s ongoing review of individual loans, trends in levels of watched or criticized assets, an evaluation of results of examinations by regulatory authorities and analyses of historical trends in chargeoffs and delinquencies. The use of different estimates or assumptions could produce different provisions for loan losses. For a detailed description of management’s estimation process and methodology related to the allowance for loan losses, see “—The Business of Abington—Lending Activities—Allowance for Loan Losses” beginning on page 121 of this proxy statement/prospectus.

Valuation of Acquired Assets and Liabilities. Abington is required to record assets acquired and liabilities assumed at their fair value, which is an estimate determined by the use of internal or other valuation techniques. These valuation estimates result in goodwill and other intangible assets. Goodwill is subject to ongoing periodic impairment tests and is evaluated using various fair value techniques.

Other-Than-Temporary Impairment. Management records an investment impairment charge at the point it believes an investment has experienced a decline in value that is other-than-temporary. In determining whether an other-than-temporary impairment has occurred, management reviews information about the underlying investment that is publicly available, analysts reports, applicable industry data and other pertinent information. The investment is written down to its current market value at the time the impairment is deemed to have occurred. Future adverse changes in market conditions, continued poor operating results of underlying investments or other factors could result in further losses that may not be reflected in an investment’s current carrying value, possibly requiring an additional impairment charge in the future.

Mortgage-Backed Securities. Mortgage-backed securities are investment grade securities backed by pools of mortgages of differing maturities. Mortgage-backed securities are purchased with associated premiums and/or discounts based on market conditions on the date of purchase. The premiums and discounts on these investments are amortized into interest income on a level yield basis. In periods of falling market interest rates, accelerated loan prepayment speeds require an acceleration of the premium amortization or discount accretion for these mortgage backed securities. Abington utilizes market based consensus prepayment assumptions to record the current period premium amortization and discount accretion.

Interest Income Recognition. Interest on loans is included in income as earned based upon interest rates applied to unpaid principal. Interest is not accrued on loans 90 days or more past due unless they are adequately secured and in the process of collection or on other loans when management believes collection is doubtful. All loans considered impaired are nonaccruing. Interest on nonaccruing loans is recognized as payments are received when the ultimate collectibility of interest is no longer considered doubtful. When a loan is placed on nonaccrual status, all interest previously accrued is reversed against current-period interest income, therefore an increase in loans on nonaccrual status could have an adverse impact on interest income recognized in future periods.

Tax Estimates. Abington accounts for income taxes by deferring income taxes based on estimated future tax effects of differences between the tax and book basis of assets and liabilities considering the provisions of enacted tax laws. These differences result in deferred tax assets and liabilities, which are included in Abington’s consolidated balance sheets. Abington must also assess the likelihood that any deferred tax assets will be recovered from future taxable income and establish a valuation allowance for those assets determined to not likely be recoverable. Management judgment is required in determining the amount and timing of recognition of the resulting deferred tax assets and liabilities, including projections of future taxable income. Although Abington has determined a valuation allowance is not required for all deferred tax assets, there is no guarantee that these assets are recognizable.

Interest Rate Environment

The volatile interest rate environment that has existed since January 1, 2001 has had a significant impact on the pricing of Abington’s assets and liabilities.

	Prime Rate	1-Year Federal Home Loan Bank Advance Rate	3-Year Treasury	5-Year Treasury	10-Year Treasury
Jan-01	9.50	5.17	4.77	4.86	5.16
Jun-01	6.75	4.20	4.35	4.81	5.28
Dec-01	4.75	2.62	3.62	4.39	5.09
Jun-02	4.75	2.42	3.49	4.19	4.93
Sep-02	4.75	1.78	2.32	2.94	3.87
Dec-02	4.25	1.73	2.23	3.03	4.03
Mar-03	4.25	1.42	1.93	2.78	3.83
June-03	4.00	1.32	1.66	2.46	3.54
Sep-03	4.00	1.46	1.95	2.85	3.96

Many of Abington’s earning assets are comprised of residential mortgages, directly through loans and indirectly through mortgage-backed securities. These mortgage-related assets, which comprise roughly 57.6% or $474,031,000 of total earning assets as of September 30, 2003, 61.9% or $520,740,000 of total earning assets as of December 31, 2002 and 70.4% or $514,763,000 of total average earning assets as of December 31, 2001, are generally priced off of the 3-, 5- and 10-year treasury rate at the time of purchase or origination (for the typical maturities that Abington prefers for its own earning assets).

Abington’s deposit pricing is driven by market competition as noted in the section entitled “—Liquidity and Capital Resources” beginning on page 141 of this proxy statement/prospectus. The trends in deposit pricing over the past two years have not been as volatile as the stages in the Federal Reserve’s inter-bank borrowing rates noted earlier; however, they have generally been on a consistent downward trend over this period.

Abington’s borrowings, which are primarily with the Federal Home Loan Bank of Boston, are generally LIBOR-based and generally vary in terms ranging from overnight to three years in original maturities. While LIBOR changes over the past two years were not exactly the same as the Federal Reserve inter-bank borrowing rate, the trend in these rates and the pricing of Abington’s borrowings were consistent with the relative movements in those rates.

Net Interest Income

Net interest income is affected by the mix and volume of assets and liabilities, and levels of prepayment primarily on loans and mortgage-backed investments, the movement and level of interest rates and interest spread, which is the difference between the average yield received on earning assets and the average rate paid on deposits and borrowings. Abington’s net interest rate spread was 2.52% for the nine month period ended September 30, 2003 and 2.87% and 2.59% for the years ended December 31, 2002 and 2001, respectively.

The level of non-accrual loans and other real estate owned can have an impact on net interest income. At September 30, 2003, Abington had $2,257,000 in non-accrual loans and no other real estate owned. At December 31, 2002, Abington had $2,024,000 in non-accrual loans and no other real estate owned compared to $3,881,000 in non-accrual loans and no other real estate owned as of December 31, 2001.

The tables below presents average balances, interest income and expense and average yields earned or rates paid on the major categories of assets and liabilities for the periods indicated.

	Nine Months Ended September 30,
	2003			2002
	Average	Interest	Yield	Average	Interest	Yield
	(Dollars in Thousands)
Assets
Earning assets:
Federal funds sold and short-term investments	$62,902	$272	0.58%	$21,568	$299	1.85%
Bonds and obligations (2)	44,161	971	2.94	47,999	1,553	4.33
Marketable equity securities (1)	14,391	455	4.23	15,423	410	3.55
Mortgage-backed investments (2)	362,723	10,664	3.93	304,937	13,761	6.03
Loans (3)	387,401	18,132	6.26	356,045	18,670	7.01

Total earning assets	871,578	30,494	4.68	745,972	34,693	6.22

Cash and due from banks	26,470			23,229
Other assets	47,023			53,185

Total assets	945,071			822,386

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
NOW deposits	$110,734	$330	0.40%	$87,563	$306	0.47%
Savings deposits	272,462	2,038	1.00	215,321	3,020	1.88
Time deposits	181,460	4,087	3.01	160,943	4,898	4.07

Total interest-bearing deposits	564,656	6,455	1.53	463,827	8,224	2.37
Short-term borrowings	34,543	433	1.68	9.478	141	1.99
Long-term debt	153,809	5,300	4.61	201,980	8,126	5.38

Total interest-bearing liabilities	753,008	12,188	2.16	675,285	16,491	3.26

Non-interest-bearing deposits	91,406			69,576

Total deposits and borrowed funds	844,14			744,861
Other liabilities	2,376			33,714

Total liabilities	886,790			778,575
Stockholders’ equity	58,281			43,811

Total liabilities and stockholders’ equity	$945,071			$822,386

Net interest income		$18,306			$18,202

Interest rate spread (4)			2.52%			2.95%

Net yield on earning assets (5)			2.81%			3.26%

	Years Ended December 31,
	2002			2001			2000
	Average	Interest	Yield	Average	Interest	Yield	Average	Interest	Yield
	(Dollars in Thousands)
Assets
Earning assets:
Federal funds sold and short-term investments	$24,552	$397	1.62%	$4,431	$121	2.73%	$1,005	$58	5.77%
Bonds and obligations (2)	47,700	1,979	4.15	55,234	4,034	7.30	80,797	5,591	6.92
Marketable equity securities (1)	15,340	544	3.55	20,379	972	4.77	21,440	1,031	4.81
Mortgage-backed investments (2)	310,920	17,306	5.57	239,381	15,069	6.29	182,432	12,377	6.78
Loans (3)	368,122	25,300	6.87	385,149	28,733	7.46	385,671	29,292	7.60

Total earning assets	766,634	45,526	5.94	704,574	48,929	6.94	671,345	48,349	7.20

Cash and due from banks	31,132			22,036			19,171
Other assets	48,713			47,850			11,515

Total assets	$846,479			$774,460			$702,031

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
NOW deposits	$88,443	$458	0.52%	$70,521	$443	0.63%	$60,632	$484	0.80%
Savings deposits	227,106	3,897	1.72	145,850	3,191	2.19	126,488	2,858	2.26
Time deposits	167,759	6,447	3.84	193,418	11,063	5.72	174,785	9,675	5.54

Total interest-bearing deposits	483,308	10,802	2.24	409,789	14,697	3.59	361,905	13,017	3.60
Short-term borrowings	9,460	176	1.86	27,087	1,216	4.49	105,813	6,572	6.21
Long-term debt	193,900	10,117	5.22	197,260	11,730	5.95	137,546	8,807	6.40

Total interest-bearing liabilities	686,668	21,095	3.07	634,136	27,643	4.36	605,264	28,396	4.69

Non-interest-bearing deposits	74,964			62,110			53,553

Total deposits and borrowed funds	761,632		2.77	696,246		3.97	658,817		4.31
Other liabilities	37,310			39,870			13,538

Total liabilities	798,942			736,116			672,355
Stockholders’ equity	47,537			38,344			29,676

Total liabilities and stockholders’ equity	$846,479			$774,460			$702,031

Net interest income		$24,431			$21,286			$19,953

Interest rate spread (4)			2.87%			2.59%			2.89%

Net yield on earning assets (5)			3.19%			3.02%			2.97%

(1)	Includes Federal Home Loan Bank stock.
(2)	Includes investments available for sale at amortized cost.
(3)	Non-accrual loans net of reserve for loan losses and loans held for sale are included in average loan balances.
(4)	Interest rate spread equals the yield on average earning assets minus the yield on average deposits and borrowed funds.
(5)	Net yield on earning assets equals net interest income divided by total average earning assets.

Rate/Volume Analysis

The following table presents, for the periods indicated, the changes in interest income and in interest expense attributable to the change in interest rates and the change in the volume of earning assets and interest-bearing liabilities. The change attributable to both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Nine Months Ended September 30, 2003 vs. 2002 Increase (Decrease)			Years Ended December 31,
				2002 vs. 2001 Increase (Decrease)			2001 vs. 2000 Increase (Decrease)
	Due to Volume	Due to Rate	Total	Due to Volume	Due to Rate	Total	Due to Volume	Due to Rate	Total
	(Dollars in Thousands)
Interest and dividend income:
Loans	$1,565	$(2,103)	$(538)	$(1,270)	$(2,163)	$(3,422)	$(40)	$258	$218
Bonds and obligations	(116)	(466)	(582)	(493)	(1,562)	(2,055)	(1,852)	295	(1,557)
Marketable equity securities	(29)	74	45	(210)	(218)	(428)	(51)	(8)	(59)
Mortgage-backed securities	2,288	(5,385)	(3,097)	4,503	(2,266)	2,237	3,779	(300)	3,479
Federal funds sold and short-term investments	283	(310)	(27)	344	(68)	276	107	(44)	63

Total interest and dividend income	3,991	(8,190)	(4,199)	2,874	(6,277)	(3,403)	1,943	201	2,144

Interest expense:
NOW deposits	73	(49)	24	101	(86)	15	72	(113)	(41)
Savings deposits	666	(1,648)	(982)	1,501	(795)	706	426	(93)	333
Time deposits	571	(1,382)	(811)	(1,329)	(3,287)	(4,616)	1,058	330	1,388
Short-term borrowings	317	(25)	292	(547)	(493)	(1,040)	(3,902)	(1,454)	(5,356)
Long-term debt	(1,764)	(1,062)	(2,826)	(197)	(1,416)	(1,613)	3,589	(666)	2,923

Total interest expense	(137)	4,166	(4,303)	(471)	(6,077)	(6,548)	1,243	(1,996)	(753)

Net interest income	$4,128	$(4,024)	$104	$3,345	$(200)	$3,145	$700	$2,197	$2,897

Comparison of the Nine Months Ended September 30, 2003 and 2002

General. Net income for the nine months ended September 30, 2003 was $2.3 million, or $0.58 per diluted share, compared with restated net income of $5.0 million, or $1.50 per diluted share, in the corresponding period of 2002, a net decrease of $2.7 million, or 54.1%, in net income and 61.3% in diluted earnings per share. Abington’s interest income was adversely affected by the maturity and re-pricing of higher yielding earning assets, accelerated prepayment on loans and investment securities and accelerated premium amortization of investment portfolio premiums throughout the first nine months of 2003. Non-interest income increased by $5.6 million over the prior year reflecting growth in deposit service charges and increased gains on both loan and investment sales. Non-interest expense, however, increased by $9.6 million and included costs associated with additional volumes and account activity related to the September 2002 acquisition of Massachusetts Fincorp; increased volumes, commissions and professional fees incurred in connection with mortgage banking activities; volume related data processing costs; increased expenditures for marketing and advertising, and costs associated with the 2002 financial statement revision and re-audit of 2001 financial statements completed during the second quarter of 2003. Also included in non-interest expense for the nine months ended September 30, 2003 are $1.7 million in fees associated with the prepayment of approximately $72 million of Federal Home Loan Bank borrowings.

Interest and Dividend Income. Interest and dividend income decreased by $4.2 million, or 12.1% during the nine month period ended September 30, 2003 as compared to the same period of 2002. The decrease was attributable to decreases in the yield on earning assets, partially offset by increases in the average balance of earning assets. Average earning assets for the nine month period ended September 30, 2003 were approximately $872 million as compared with $746 million for the same period of 2002, an overall increase of $126 million, or 16.8%.

The increase in earning assets was driven by increases in the average balance of mortgage-backed securities, short-term investments and loans, especially during the first quarter of 2003 when investments in mortgage-backed securities increased by approximately $156 million from year end 2002. Average mortgage-backed securities and short-term investments were $362.7 million and $62.9 million, respectively, for the nine months ended September 30, 2003 compared with $304.9 million and $21.6 million, respectively, for the same period of 2002. These balances, when combined, increased by $99.1 million or 30.4%. The yield on mortgage-backed and short-term investments decreased to 3.93% and 0.58%, respectively, in the first nine months of 2003 compared with yields of 6.03% and 1.85%, respectively, for the comparable 2002 period. The decrease in yields was primarily due to the lower prevailing rate environment throughout 2003 coupled with accelerated premium amortization necessary to reflect higher prepayment activity.

The average balance of loans increased to $387.4 million for the nine months ended September 30, 2003 from $356.0 million for the same period of 2002, an increase of $31.4 million or 8.8%. These balances increased due to internal growth and purchased loans in the residential mortgage portfolio plus growth in commercial real estate and home equity loans throughout the year. The yield on loans decreased to 6.26% for the first nine months of 2003 compared with 7.01% for the same period of 2002. This was generally due to the lower rate environment existing throughout 2003 which impacted new loan originations, payoffs and increased levels of residential mortgage refinancings at lower rates.

Interest Expense. Interest expense for the nine months ended September 30, 2003 decreased $4.3 million or 26.1% compared to the same period of 2002, generally due to decreases in rates paid on deposits and borrowed funds and a more favorable deposit mix. The average balances of core deposits (demand, NOW and savings) rose to $466.8 million over the first nine months of 2003 as compared to $367.6 million throughout the first nine months of 2002, an increase of $99.2 million or 27.0%. Average total deposits for the 2003 nine month period were $648.3 million, an increase of $119.7 million or 22.7% over the $528.5 million balance of total deposits throughout the first nine months of 2002. This was due to Abington’s continued success in attracting core deposits and a shift in time deposits to money market and savings deposits. Time deposits increased $20.5 million in the nine month period ended September 30, 2003 over 2002. All deposit growth herein includes the deposits acquired in the September 2002 Massachusetts Fincorp acquisition which added approximately $100 million to the deposit base. The average balance of borrowed funds declined throughout the 2003 period in relation to 2002. Longer-term borrowings declined from $202.0 million in 2002 to $153.8 million in 2003 as maturing debt was rolled-over as lower cost short-term borrowings. During the latter part of the third quarter of 2003, both short-term and long-term borrowings were substantially reduced.

The average rate paid on total deposits and borrowed funds was 1.95% for the nine months ended September 30, 2003, compared with 2.98% for the same period of 2002. The average rate paid on total deposits was 1.33% for the 2003 nine-month period compared with 2.08% throughout 2002. The average cost of borrowed funds decreased to 4.07% for the first nine months of 2003 from the 5.23% paid during 2002. The decrease in rates paid on deposits and borrowed funds are due to the prevailing lower interest rate environment throughout the period coupled with changes in the mix of interest bearing liabilities.

Non-Interest Income. Total non-interest income increased $5.6 million, or 61.7%, in the first nine months of 2003 in comparison to the same period of 2002. Customer service fees increased $1.5 million, or 24.2%, to $7.8 million for the nine months ended September 30, 2003 from the $6.3 million reported in 2002. The increase was due to an increase in deposit accounts, changes in fee schedules, continued success in cross selling customers and debit card activity. Gains on sales of mortgage loans were $5.1 million for the first nine months of 2003, up $2.5 million over the comparable period of 2002. This was due to a more favorable market for loan originations and refinancings during the 2003 period as compared to 2002. Realized securities gains were $919,000 during the first nine months of 2003 compared with realized securities losses of $241,000 throughout the comparable 2002 period. Other non-interest income increased by $385,000 over the prior year, primarily due to a $225,000 insurance company distribution received during the 2003 third quarter and approximately $240,000 of miscellaneous recoveries recorded during the second quarter of 2003.

Non-Interest Expense. Non-interest expense for the nine months ended September 30, 2003 increased $9.6 million or 50.4% over the same period of 2002. Salaries and employee benefits increased by $4.1 or 41.1%. This increase was a direct result of higher commissions paid to loan originators and other mortgage-banking incentives, the addition of personnel retained in the Massachusetts Fincorp acquisition and general merit increases for continuing employees over the prior year. Occupancy expenses increased by $822,000 or 30.0% over 2002. This increase included branch additions from the Massachusetts Fincorp acquisition and costs associated with the relocation of Abington’s headquarters in the third quarter of 2002. Other non-interest expense increased by $3.0 or 53.8% to $8.5 million over the $5.5 million reported in 2002. These increases include acquisition related costs, volume related data processing costs, increased marketing and advertising expense and legal, accounting and other professional fees associated with the revision of 2002 and re-audit of 2001 financial statements. Also included as a component of non-interest expense is the third quarter charge of $1.7 million for fees related to the prepayment of $72 million of Federal Home Loan Bank borrowings.

Provision for Loan Losses. The provision for loan losses for the nine months ended September 30, 2003 was $375,000 compared with a $75,000 provision during 2002. The 2003 provision is primarily related to the write-down of a single credit in the amount of $288,000 during the second quarter coupled with loan growth and reserve allocations under Abington’s reserve adequacy evaluation system. The 2002 provision is attributable to asset quality factors and methodologies that management uses to measure and evaluate the adequacy of the loan loss reserve. The level of loan loss reserves was 1.10% of period end loans at September 30, 2003 and 1.17% of total loans at December 31, 2002.

Provision for Income Taxes. Abington’s effective income tax rate for the nine months ended September 30, 2003 was 39.6% compared to 37.4% for the comparable quarter of 2002. The effective tax rate assumes a federal statutory rate of 34% combined with a variable state tax rate for the bank and nonbank subsidiaries, net of federal benefit. Pre-tax operating profits and losses of Abington, the bank and certain nonbank subsidiaries are taxed at different rates for state tax purposes that can affect the consolidated income tax provision, subject to the proportionate contribution of pre-tax profits or losses contributed by each individual entity.

Comparison of the Years Ended December 31, 2002 and 2001

General. Net income for 2002 was $6,174,000 or $1.76 per diluted share compared to net income of $2,032,000 or $0.63 per diluted share from 2001, a net increase of $4,142,000 or 204%. The overall increase was attributable to decreases in net realized losses on securities (corporate bond loss in 2001) and provisions for possible loan losses, coupled with increases in net interest margins, customer service fees and gains on sales of mortgages partially offset by accretion of discounts on mortgage backed securities and increased salaries and benefits expense.

Interest and Dividend Income. Interest and dividend income for 2002 was $45,526,000 compared to $48,929,000 for 2001, a decrease of $3,403,000 or 7.0%. The decrease was attributable to a decrease in yields on earning assets partially offset by an increase in average earning assets. The balance of average earning assets for 2002 was $766,634,000 as compared to $704,574,000 in 2001, an overall increase of $62,060,000 or 8.8%.

The increase in earning assets was primarily driven by increases in mortgage-backed investments and short-term investments, offset in part by decreases in loans and investment securities. The average balance of mortgage-backed securities was $310,920,000 for 2002 as compared to $239,381,000 for 2001, an increase of $71,539,000 or 29.9%. Investment securities average balances declined to $47,700,000 in 2002 from $55,234,000 in 2001, for a decrease of $7,534,000 or 13.6%. The yield on mortgage-backed investments was 5.57% in 2002 as compared to 6.29% for 2001. The yield on investment securities was 4.15% in 2002 as compared to 7.30% in 2001. The yield on investment securities in 2001 was positively influenced by two agency issued bonds which had been purchased at a discount and were called at the issuer’s option during the year. This resulted in $221,000 of discounts being taken into income which increased the yield on investment securities by 40 basis points. The resulting investment securities yield for 2001 excluding these discounts was 6.90%. The yields on both mortgage-backed investments and investment securities have been primarily influenced by the rate environment which existed in 2002 and 2001. From June 1999 through July 2000, the Federal Reserve raised the inter-bank borrowing rate by 175 basis points. From January 2001 through December 2002, the Federal Reserve lowered the inter-bank borrowing rate 525 basis points, which in turn, but to a lesser degree, has influenced yields on assets purchased since the second quarter of 2001, particularly in relation to the yields available for comparable assets in the previous year.

Abington’s mortgage-backed securities portfolio was purchased at market prices that produced discounts and premiums from par. At December 31, 2002 and 2001 Abington had a net purchased premium on mortgage-backed securities of approximately $900,000 and $213,000, respectively. During 2002, Abington purchased approximately $214,375,000 of mortgage-backed securities and paid a net premium of approximately $2,017,000 for these securities. In addition, in connection with the acquisition of Massachusetts Fincorp, Abington acquired an additional premium of approximately $370,000. Borrowers taking advantage of interest rates at 40-year lows started prepaying mortgages at an accelerated pace, thus shortening the schedule for amortizing the premiums paid for these investments. As a result, Abington recorded premium amortization of approximately $1.7 million during 2002, which negatively impacted the yield on this portfolio.

The average balances of loans decreased to $368,122,000 in 2002 as compared to $385,149,000 in 2001, a decrease of $17,027,000 or 4.4%. The balances declined primarily as a result of residential mortgage loans paying off more quickly in 2002 due to historically lower interest rates available on new mortgages which prompted customers to refinance those loans (see later discussion regarding mortgage origination volumes and gains on sales of mortgages). Additionally, given the historically low rates available on loans originated or for purchase, management elected to purchase mortgage-backed investment securities rather than loans due to generally shorter available average lives in light of the current interest rate environment in comparison to those historically typically available.

Interest Expense. Interest expense for 2002 decreased $6,548,000 or 23.7% to $21,095,000 in 2002 from $27,643,000 in 2001, generally due to decreases in the rates paid on deposits and borrowed funds and declines in the average balances of borrowed funds and time deposits, offset in part by increases in average core deposit balances. The average balance of core and time deposits was $390,513,000 and $167,759,000, respectively, in 2002 as compared to $278,481,000 and $193,418,000, respectively, in 2001, for an increase of $112,032,000 or 40.2% in core deposits and for a decrease of $25,659,000 or 13.3% in time deposits, respectively. These increases in core deposits in 2002 as compared to 2001 relate to the attractiveness of Abington’s retail products and services in the marketplace it serves as well as reflecting the low interest rate environment causing a shift to short-term investments. The average balances of borrowed funds decreased overall to $203,360,000 in 2002 as compared to $224,347,000 in 2001, a decline of $20,987,000 or 9.4%. This decrease in borrowings was achieved due to Abington’s success in attracting deposits over the past year.

The blended average rate paid on deposits and borrowed funds was 3.07% in 2002 as compared to 4.36% in 2001. The overall weighted average rates paid on borrowed funds declined to 5.06% in 2002 from 5.77% in 2001. This decrease is reflective of actions taken by the Federal Reserve Bank in 2001 and 2002. The weighted average rates paid on deposits was 2.24% in 2002 as compared to 3.59% in 2001. The cost of core deposits, including non-interest bearing demand deposit accounts, declined to 1.12% in 2002 from 1.30% in 2001. The cost of time deposits decreased to 3.84% in 2002 from 5.72% in 2001. The rates paid on time deposits decreased significantly in 2002 as the falling interest rate environment of the last two years has impacted the pricing of maturing time deposits in 2002 and also due to greater concentration of core deposits in relation to total deposits in 2002 as compared to 2001. For further discussion of the competitive market for deposits and overall strategies for the uses of borrowed funds, see the section entitled “—Asset/Liability Management” on page 139 of this proxy statement/prospectus.

Non-Interest Income. Total non-interest income for 2002 was $13,751,000 compared to $9,769,000 for 2001 an increase of $3,982,000 or 40.8%. Customer service fees were $8,679,000 in 2002 as compared to $7,949,000 in 2001 for an increase of $730,000 or 9.2%. These fees rose primarily due to growth in deposit accounts, primarily NOW and checking account portfolios and continued success in cross-selling customers other products and services, debit card activity and sales of mutual funds and annuities (Abington received regulatory approval to sell insurance annuities in May 2001). The sales of mutual funds and insurance annuities accounted for $190,000 of the aforementioned increase in customer service fees. Loan servicing fees and gains on sales of mortgage loans were $225,000 and $4,338,000, respectively, in 2002 as compared to $255,000 and $2,888,000, respectively, in 2001. The increase in gains on sales of mortgage loans of $1,450,000 or 50.2% was due to an even more favorable market for residential loan originations in 2002 as compared to 2001. This favorable market was due to mortgage rates falling to historical lows in 2002. Loan servicing fees have continued to decline as Abington has been selling loans on a servicing released basis since 1996 and as a result, in combination with loan payoffs this portfolio has continued to decline.

Losses on securities, net, were $157,000 in 2002 as compared to $1,723,000 in 2001, for a decrease of $1,566,000. The net loss for the year ended December 31, 2002 was the result of $495,000 in losses on the sale of the equity portfolio offset by $338,000 in gains on the sale of Abington’s corporate bond portfolio. At December 31, 2002, Abington had no marketable equity securities or corporate bonds in its investment portfolio.

Non-Interest Expense. Non-interest expense for 2002 was $27,967,000 compared to $25,747,000 for 2001 an increase of $2,220,000 or 8.6%. Salaries and employee benefits increased $2,342,000 or 18.8% in 2002 as compared to 2001. Approximately $1,000,000 of the increase was attributable to increased production volumes and revenues for mortgage banking as well as increased performance and profit related incentives. The acquisition of Massachusetts Fincorp accounted for approximately $800,000 of the increase, the opening of the Hanover branch (July 2001) accounts for approximately $200,000 of the increase, approximately $629,000 related to net staff additions and merit raises and $250,000 related to increases in employee benefits such as group health insurance. These increases were offset by the one-time favorable impact of $376,000 that resulted from Abington’s settlement of its previously terminated pension plan.

Occupancy and equipment expense decreased $163,000 or 4.0% in 2002 as compared to 2001. The results in 2001 include a writedown on real estate holdings of $635,000. Excluding this writedown, occupancy and equipment expense increased $472,000 related primarily to the lease and operating expenses associated with Abington’s new corporate headquarters. Other non-interest expense including Trust Preferred Securities Expense only increased $73,000 or 0.9% in 2002 as compared to 2001. This increase reflects increases in item processing and other EDP services offset by the change in accounting for goodwill as required by SFAS No. 142 “Goodwill and Other Intangible Assets,” which went into effect as of January 1, 2002. (See Abington’s Consolidated Financial Statements, Note 17, “Goodwill and Other Intangibles.”)

Provision For Loan Losses. The provision for loan losses was $225,000 for 2002 a decrease of $1,480,000 or 86.8% from $1,705,000 in 2001. This decrease in provision primarily related to two credits, both of which were on non-accrual at December 31, 2001 and provided for in 2001. The most significant of these credits was a $3,363,000 relationship, which was primarily a commercial credit involved in the telecommunications industry. The delinquency rate and non-performing assets at December 31, 2002 were 0.62% and $2,031,000, respectively as compared to 1.16% and $3,959,000, respectively, at December 31, 2001. Without the aforementioned telecommunications credit, the delinquency and non-performing asset levels would have been 0.30% and $518,000, respectively, in 2001. The credit was charged off in 2002 and as a result is not included in the 2002 delinquency and non-performing asset levels. The allowance for loan losses is arrived at by management after careful consideration of various asset quality factors including delinquency rates and trends, non-performing and “watched” asset levels and overall historical charge-off rates by major loan type. The allowance for loan losses was 1.05% and 1.32% of gross loans at December 31, 2002 and 2001, respectively.

Provision For Income Taxes. Abington’s effective income tax rate for 2002 was 38.2% as compared to 35.3% in 2001. The lower effective tax rate in comparison to statutory rates for both periods is reflective of income earned by certain non-bank subsidiaries which are taxed, for state tax purposes, at lower rates.

Comparison of the Years Ended December 31, 2001 and 2000

General. Net income for 2001 was $2,032,000 or $0.63 per diluted share compared to net income of $4,493,000 or $1.41 per diluted share from 2000, a net decrease of $2,461,000 or 54.8%. The overall decrease was attributable to increases in net realized losses on securities (corporate bond loss), provisions for possible loan losses, cumulative effect of change in accounting for costs of sales incentives, occupancy expenses (real estate writedowns), salaries and benefits expenses and other non-interest expense partially offset by increases in net interest margins, customer service fees and gains on mortgages.

Interest and Dividend Income. Interest and dividend income increased $580,000 or 1.2% during 2001 as compared to 2000. The increase was attributable to increases in average earning assets, which was partially offset by a decrease in the yield on certain of those assets. The balance of average earning assets for 2001 was $704,574,000 as compared to $671,345,000 in 2000, an overall increase of $33,229,000 or 4.9%.

The increase in earning assets was primarily driven by increases in mortgage-backed investments, offset in part by decreases in investment securities. The average balance of mortgage-backed securities was $239,381,000 for 2001 as compared to $182,432,000 for 2000, an increase of $56,949,000 or 31.2%. Investment securities average balances declined to $55,234,000 in 2001 from $80,797,000 in 2000, for decreases of $25,563,000 or 31.6%. The yield on mortgage-backed investments was 6.29% in 2001 as compared to 6.78% for 2000. The yield on investment securities was 7.30% in 2001 as compared to 6.92% in 2000. The yield on investment securities in 2001 was positively influenced by two agency issued bonds which had been purchased at a discount and were called at the issuer’s option during the year. This resulted in $221,000 of discounts being taken into income, which increased the yield on investment securities by 40 basis points. The resulting investment securities yield for 2001 excluding these discounts was 6.90%, which was slightly below the 2000 yield on these same investments. The yields on both mortgage-backed investments and investment securities have been primarily influenced by the rate environment which existed in 2001.

The average balances of loans decreased slightly to $385,149,000 in 2001 as compared to $385,671,000 in 2000, a decrease of $522,000 or 0.1%. The balances declined primarily as a result of residential mortgage loans paying off more quickly in 2001 due to historically lower interest rates available on new mortgages, which prompted customers to refinance those loans (see later discussion regarding mortgage origination volumes and gains on sales of mortgages). Additionally, given the historically low rates available on loans originated or for purchase, management elected to purchase mortgage-backed investment securities rather than loans due to generally shorter available average lives in light of the interest rate environment in comparison to those historically typically available.

Interest Expense. Interest expense for 2001 decreased $753,000 or 2.7% to $27,643,000 in 2001 from $28,396,000 in 2000, generally due to decreases in the rates paid on non-time deposits and borrowed funds and declines in the average balances of borrowed funds, offset in part by increases in the rates paid on time deposits and overall increases in average deposit balances. The average balance of core and time deposits rose to $278,481,000 and $193,418,000, respectively, in 2001 as compared to $240,673,000 and $174,785,000, respectively, in 2000, for increases of $37,808,000 or 15.7% and $18,633,000 or 10.7%, respectively. These increases in core and time deposits in 2001 as compared to 2000 related to the attractiveness of Abington’s retail products and services in the marketplace it serves as well as reflecting some of the benefits of the fallout from the “in market” bank merger activity in mid-2000. The average balances of borrowed funds decreased overall to $224,347,000 in 2001 as compared to $243,359,000 in 2000, a decline of $19,012,000 or 7.8%. This decrease in borrowings was achieved due to Abington’s success in attracting deposits during 2001.

The blended average rate paid on deposits and borrowed funds was 4.36% in 2001 as compared to 4.69% in 2000. The overall weighted average rates paid on borrowed funds declined to 5.77% in 2001 from 6.32% in 2000. This decrease is reflective of actions taken by the Federal Reserve in 2001. The weighted average rates paid on deposits was 3.59% in 2001 as compared to 3.60% in 2000. The cost of core deposits, including non-interest bearing DDAs, declined to 1.30% in 2001 from 1.39% in 2000. The cost of time deposits, however, actually increased to 5.72% in 2001 from 5.54% in 2000 despite the declining interest rate environment. The rates paid on time deposits increased in 2001 generally due to intense competition on the pricing of time deposits which existed since the third quarter of 2000.

Non-Interest Income. Total non-interest income increased $870,000 or 9.8% in 2001 as compared to 2000. Customer service fees were $7,949,000 in 2001 as compared to $6,396,000 in 2000 for an increase of $1,553,000 or 24.3%. These fees rose primarily due to growth in deposit accounts, primarily NOW and checking account portfolios, and continued success in cross-selling customers other products and services, debit card activity and sales of mutual funds and annuities (Abington received regulatory approval to sell insurance annuities in May 2001). The sales of mutual funds and insurance annuities accounted for $335,000 of the aforementioned increase in customer service fees. Loan servicing fees and gains on sales of mortgage loans were $255,000 and $2,888,000 respectively in 2001 as compared to $311,000 and $1,315,000, respectively, in 2000. The increase in gains on sales of mortgage loans of $1,573,000 or 119.6% was generally due to a favorable market for residential loan originations which existed for most of 2001 as compared to 2000. This favorable market was due to lower available mortgage rates in 2001. Loan servicing fees have continued to decline as Abington has been selling loans on a servicing released basis since 1996 and as a result, in combination with loan payoffs this portfolio has continued to decline.

Losses on securities, net, were $1,723,000 in 2001 as compared to gains of $405,000 in 2000, for a decrease of $2,128,000. The results for 2001 include a writedown and subsequent loss on sale of a corporate bond of $2,618,000 in 2001. Management made the decision to sell this bond in the fourth quarter of 2001, which was the only investment holding which had been downgraded to below investment grade, after considering the issuer’s (Crown, Cork & Seal) financial difficulties exacerbated by continuing asbestos litigation claims. There were also approximately $2,122,000 in realized losses on sales of equity securities during the year, particularly in the technology and telecommunication sectors, as part of management’s strategy to re-position the equity portfolio holdings given current market conditions and as part of overall tax planning. These losses were offset by gains on sales of equities during the year of $847,000 and an additional $2,177,000 of gains on sales of mortgage-backed and investment securities during the year. These gains on sales of mortgage-backed securities and agency securities were generally taken on those holdings, some of which were previously purchased at a discount, which were likely to be called or had a high risk of being prepaid.

Non-Interest Expense. Non-interest expenses for 2001 increased $4,072,000 or 18.8% compared to 2000. Salaries and employee benefits increased $1,412,000 or 12.8% in 2001 as compared to 2000 primarily due to the opening of the Canton (November 2000) and Hanover (July 2001) branches ($340,000); increases in salaries and commissions on brokerage and annuity sales associated with higher revenues and sales volumes ($329,000); increases in salaries and commissions associated with the increases in mortgage origination and sales volumes and related gains on sales (approximately $212,000) and other general increases in salaries and customer service staffing levels. Occupancy expenses were $831,000 or 26.0% higher in 2001 as compared to 2000. This increase included approximately $635,000 of writedowns related to management’s re-valuation of some non-branch premises and real estate holdings in the fourth quarter of 2001. Additionally, the cost for occupancy and equipment were also influenced by the openings of the Canton (November 2000) and Hanover (July 2001) offices the impact of which increased costs by approximately $208,000. Abington also realized increases in the cost of utilities and snow removal during 2001 as compared to 2000 of approximately $74,000. These increases were partially offset by a decrease in occupancy and equipment expenses related to the expiration of maintenance contracts associated with Abington’s prior mainframe system of approximately $177,000.

Other non-interest expenses, including Trust Preferred Securities Expense, also increased $1,829,000 or 24.5%. This increase was attributable to increases associated with Abington’s payments to a third party service bureau (Abington converted from an in-house mainframe system in June 2000), which have also been influenced by higher customer volumes in 2001 as compared to 2000 (approximately $482,000), increases in marketing expenses ($420,000), increases in costs for item processing and statement rendering which were related to higher volumes of items processed and accounts serviced (approximately $164,000), higher foreclosure and workout related expenses primarily associated with legal and professional cost for one large credit (approximately $206,000; for additional discussion see the section entitled “—Provision for Loan Losses” immediately following this section) and other general volume related and inflationary increases.

Provision For Loan Losses. The provision for loan losses was $1,705,000 for 2001, which had increased from $160,000 in 2000, for an increase of $1,545,000 or 965.6%. This increase in provision primarily related to two credits, both of which were on non-accrual at December 31, 2001. The most significant of these credits was a $3,363,000 relationship which was primarily a commercial credit involved in the telecommunications industry. The delinquency rate and non-performing assets at December 31, 2001 were 1.16% and $3,959,000, respectively as compared to 0.22% and $556,000, respectively, at December 31, 2000. Without the aforementioned telecommunications credit, the delinquency and non-performing asset levels would have been 0.30% and $518,000, respectively, which is more consistent with the December 31, 2000 levels. The allowance for loan losses is arrived at by management after careful consideration of various asset quality factors including delinquency rates and trends, non-performing and “watched” asset levels and overall historical charge-off rates by major loan type. The allowance for loan losses was 1.32% and 1.02% of gross loans at December 31, 2001 and 2000, respectively.

Provision For Income Taxes. Abington’s effective income tax rate for 2001 was 35.3% as compared to 36.0% in 2000. The lower effective tax rate in comparison to statutory rates for both periods is reflective of income earned by certain non-bank subsidiaries which are taxed, for state tax purposes, at lower rates.

Cumulative Effect Of Change In Accounting

In December 2001, Abington elected to early adopt Emerging Issues Task Force 00-14 “Accounting for Certain Sales Incentives.” This pronouncement provided additional guidance for the accounting for the cost of incentives given to customers to open new deposit accounts with Abington Savings Bank. Under this guidance, the cost of the incentive should be charged to earnings on the date the account is opened. This varies from the previous methodology used by Abington, which was to defer this cost and amortize it to expense over the expected life of the deposit account relationship. The impact of this change in accounting is reflected on a net of tax basis as if it were applied at the beginning of the current year. The cumulative effect of this change in accounting principle was to write off the unamortized portion of previously capitalized incentives at January 1, 2001 totaling $298,000, net of tax. Additionally previously reported quarterly operating results have been restated to reflect the application of the new accounting principle in 2001. This quarterly restatement did not have a material impact on the quarterly results (see Abington’s Consolidated Financial Statements, Note 28, “Quarterly Data (Unaudited)”).

Asset/Liability Management

The objective of asset/liability management is to ensure that liquidity, capital and market risk are prudently managed. Asset/liability management is governed by policies reviewed and approved annually by Abington’s board of directors. The board of directors delegates responsibility for asset/liability management to the corporate

Asset/Liability Management Committee (ALCO). ALCO sets strategic directives that guide the day-to-day asset/liability management activities of Abington. ALCO also reviews and approves all major funding, capital and market risk-management programs. ALCO is comprised of members of management and executive management of Abington and Abington Savings Bank.

Interest rate risk is the sensitivity of income to variations in interest rates over both short-term and long-term time horizons. The primary objective of interest rate risk management is to control this risk within limits approved by the board of directors and by ALCO. These limits and guidelines reflect Abington’s tolerance for interest rate risk. Abington attempts to control interest rate risk by identifying potential exposures and developing tactical plans to address such potential exposures. Abington quantifies its interest rate risk exposures using sophisticated simulation and valuation models, as well as a more simple gap analysis. Abington manages its interest rate exposures by generally using on-balance sheet strategies, which is most easily accomplished through the management of the durations and rate sensitivities of Abington’s investments, including mortgage-backed securities portfolios, and by extending or shortening maturities of borrowed funds. Additionally, pricing strategies, asset sales and, in some cases, hedge strategies are also considered in the evaluation and management of interest rate risk exposures.

Abington uses simulation analysis to measure the exposure of net interest income to changes in interest rates over a one to five year time horizon. Simulation analysis involves projecting future interest income and expense from Abington’s assets, liabilities and off-balance sheet positions under various interest rate scenarios.

Abington’s limits on interest rate risk specify that if interest rates were to ramp up or down 200 basis points over a 12 month period, estimated net interest income for the next 12 months should decline by less than 10%. Given the unusually low rate environment at September 30, 2003 and December 31, 2002, Abington assumed a 100 basis point decline in interest rates rather than the 200 basis point decline assumption used at December 31, 2001. The following table reflects Abington’s estimated exposure, as a percentage of estimated net interest income for the 12 months from the date indicated, which does not materially differ from the impact on net income, on the above basis:

Rate Change (Basis Points)	Estimated Exposure as a % of Net Interest Income
September 30, 2003
+200	2.77%
-100	(1.49)%

December 31, 2002
+200	4.20%
-100	(3.67)%

December 31, 2001
+200	3.19%
-200	(2.52)%

Interest rate gap analysis provides a static view of the maturity and repricing characteristics of the on-balance sheet and off-balance sheet positions. The interest rate gap analysis is prepared by scheduling all assets, liabilities and off-balance sheet positions according to scheduled repricing or maturity. Interest rate gap analysis can be viewed as a short-hand complement to simulation and valuation analysis.

Abington’s policy is to match, as well as possible, the interest rate sensitivities of its assets and liabilities. Generally, residential mortgage loans currently originated by Abington are sold in the secondary market. Residential mortgage loans that Abington currently originates, from time to time, or purchases for Abington’s own portfolio are primarily one-year, three-year, five-year and seven-year adjustable rate mortgages and shorter term (generally 15-year or seasoned 30-year) fixed rate mortgages.

Abington also emphasizes loans with terms to maturity or repricing of five years or less, such as certain commercial mortgages, business loans, residential construction loans and home equity loans.

Management desires to expand its interest earning asset base in future periods primarily through growth in Abington’s loan portfolio. Loans comprised approximately 48.0% of the average interest earning assets in 2002. During 2002, 2001, and 2000, Abington acquired approximately $10,800,000, $79,700,000 and $0, respectively, of residential first mortgages which are serviced by others.

Abington has also used mortgage-backed investments (typically with weighted average lives of five to seven years) as a vehicle for fixed and adjustable rate investments and as an overall asset/liability tool. These securities have been highly liquid given current levels of prepayments in the underlying mortgage pools and, as a result, have provided Abington with greater reinvestment flexibility.

Management believes current interest rates to be at the lower end of the interest rate cycle. As a result, management has been very selective in the types and terms of loans and investments that are put on Abington’s balance sheet. As a result, Abington has shifted its investment strategy during the fourth quarter of 2001 and throughout 2002 toward investment securities with average lives closer to two to four years in order to put Abington in a more favorable environment as rates eventually rise. Most of Abington’s residential loan production has been sold in the secondary market as part of this strategy.

During 2002, Abington continued to experience high levels of prepayment activity in its mortgage-related assets (residential mortgages and mortgage-backed securities) which comprise approximately 61% of Abington’s balance sheet as of December 31, 2002.

The level of Abington’s liquid assets and the mix of its investments may vary, depending upon management’s judgment as to market trends, the quality of specific investment opportunities and the relative attractiveness of their maturities and yields. Management will continue to evaluate future funding strategies and alternatives and continue to focus its efforts on attracting core, retail deposit relationships.

Abington is also a voluntary member of the Federal Home Loan Bank of Boston. This borrowing capacity assists Abington in managing its asset/liability growth because, at times, Abington considers it more advantageous to borrow money from the Federal Home Loan Bank of Boston than to raise money through non-core deposits (i.e., certificates of deposit). Borrowed funds totaled $178,015,000 at December 31, 2002 compared to $201,549,000 at December 31, 2001. These borrowings are primarily comprised of Federal Home Loan Bank of Boston advances and have primarily funded residential loan originations and purchases as well as mortgage-backed investments and investment securities.

Also, Abington obtained funding in June 1998 through the issuance of trust preferred securities which carry a higher interest rate than similar Federal Home Loan Bank borrowings but at the same time are included as capital, without diluting earnings per share, and are tax deductible. For further discussion, see the section entitled “—Liquidity and Capital Resources” immediately following this section.

Liquidity and Capital Resources

Payments and prepayments on Abington’s loan and mortgage-backed investment portfolios, sales of fixed rate residential loans, increases in deposits, borrowed funds and maturities of various investments comprise Abington’s primary sources of liquidity. Abington is also a voluntary member of the Federal Home Loan Bank of Boston and, as such, is entitled to borrow an amount up to the value of its qualified collateral that has not been pledged to outside sources. Qualified collateral generally consists of residential first mortgage loans, securities issued, insured or guaranteed by the U.S. Government or its agencies, and funds on deposit at the Federal Home Loan Bank of Boston. Short-term advances may be used for any sound business purpose, while long-term advances may be used only for the purpose of providing funds to finance housing. At September 30, 2003,

Abington had approximately $154,000,000 in unused borrowing capacity that is contingent upon the purchase of additional Federal Home Loan Bank of Boston stock. Use of this borrowing capacity is also impacted by capital adequacy considerations.

Abington regularly monitors its asset quality to determine the level of its loan loss reserves through periodic credit reviews by members of Abington’s management credit committee. The management credit committee, which reports to the loan committee of Abington’s board of directors, also works on the collection of non-accrual loans and disposition of real estate acquired by foreclosure. The allowance for possible loan losses is determined by the management credit committee after consideration of several key factors including, without limitation, potential risk in the current portfolio, levels and types of non-performing assets and delinquency and levels of potential problem loans, which generally have varying degrees of loan collateral and repayment issues, on the watched asset reports. Workout approach and financial condition of borrowers are also key considerations to the evaluation of non-performing loans.

Non-performing assets were $2,257,000 at September 30, 2003, compared to $2,031,000 at December 31, 2002 and $3,959,000 at December 31, 2001. Abington’s percentage of delinquent loans to total loans was 0.67% at September 30, 2003, as compared to 0.62% at December 31, 2002 and 1.16% at December 31, 2001. The non-performing asset and delinquency statistics noted above as of December 31, 2001 were adversely impacted by a single commercial loan relationship and an associated residential mortgage with total balances of approximately $3,363,000. If this relationship were excluded, the non-performing assets and delinquency ratios as of December 31, 2001 would have been $518,000 and 0.30%, respectively. Management believes that while delinquency rates and non-performing assets remain at relatively low levels, these factors are at historic lows, and at some point in the future a continued economic slowdown would likely result in future increases in problem assets and ultimately loan loss provisions. Management continues to monitor the overall economic environment and its potential effects on future credit quality on an ongoing basis.

Abington’s total stockholders’ equity was $56,796,000 or 6.9% of total assets at September 30, 2003, compared with $57,780,000 or 6.4% of total assets at December 31, 2002 and $38,219,000 or 5.0% of total assets at December 31, 2001. The increase in total stockholders’ equity of approximately $19,561,000 or 51.2% from December 31, 2001 to December 31, 2002 primarily resulted from the Massachusetts Fincorp acquisition, increases in the unrealized gain on the market value of available for sale securities, net of taxes and earnings of Abington. Dividends paid partially offset the effect of these increases.

Abington issued $12,650,000 of 8.25% trust preferred securities in June 1998. Under current regulatory guidelines, trust preferred securities are allowed to represent up to approximately 25% of Abington’s Tier 1 capital with any excess amounts available as Tier 2 capital. As of September 30, 2003, all of these securities were included in Tier 1 capital.

Bank regulatory authorities have established a capital measurement tool called “Tier 1” leverage capital. A 4.00% ratio of Tier 1 capital to assets now constitutes the minimum capital standard for most banking organizations and a 5.00% Tier 1 leverage capital ratio is required for a “well-capitalized” classification. At September 30, 2003, Abington’s Tier 1 leverage capital ratio was approximately 6.43%. In addition, regulatory authorities have also implemented risk-based capital guidelines requiring a minimum ratio of Tier 1 capital to risk-weighted assets of 4.00% (6.00% for “well-capitalized”) and a minimum ratio of total capital to risk-weighted assets of 8.00% (10.00% for “well-capitalized”). At September 30, 2003, Abington’s Tier 1 and total risk-based capital ratios were approximately 13.62% and 14.64%, respectively. Abington is categorized as “well-capitalized” under applicable Federal Reserve Board guidelines. Abington Savings Bank is also categorized as “well-capitalized” under applicable FDIC guidelines as of December 31, 2002.

Contractual Obligations, Commitments and Less Liquid Assets

In connection with its operating activities, Abington enters into certain contractual obligations, as well as commitments to fund loans. Abington’s future cash payments associated with its contractual obligations pursuant to its long-term debt and operating lease obligations as of December 31, 2002 are summarized below:

	Payments Due
	Within 1 Year	Over 1 Year To 3 Years	Over 3 Years To 5 Years	Thereafter	Total
	(Dollars in Thousands)
Borrowed funds (1)	$39,506	$40,000	$13,947	$84,562	$178,015
Operating leases (2)	1,361	2,790	2,771	4,949	11,871

Total	$40,867	$42,790	$16,718	$89,511	$189,886

(1)	See Abington’s Consolidated Financial Statements, Note 9, “Short-Term Borrowings,” and Note 10, “Long-Term Debt.”
(2)	See Abington’s Consolidated Financial Statements, Note 12, “Commitments and Contingencies.”

Abington’s commitments associated with funding loans as of December 31, 2002 are summarized below. Since commitments may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements:

	Payments Due
	Within 1 Year	Over 1 Year To 3 Years	Over 3 Years To 5 Years	Thereafter	Total
	(Dollars in Thousands)
Commitments to grant loans (1)	$72,288	$—	$—	$—	$72,288
Commitments to advance funds under construction loan arrangements (1)	4,992	—	—	—	4,992

Total	$77,280	$—	$—	$—	$77,280

(1)	See Abington’s Consolidated Financial Statements, Note 12, “Commitments and Contingencies.”

The table above does not include commitments to extend credit for consumer loans or other commercial lines of credit in the amount of $34,009,000. Such commitments arise from agreements with customers for unused lines of credit on certain home equity loans or business lines of credit secured generally by all business assets, provided there is no violation of conditions established in the related agreement. These commitments, substantially all of which Abington can terminate at any time and which do not necessarily represent future cash requirements, are periodically reviewed based on account usage and customer creditworthiness (see Abington’s Consolidated Financial Statements, Note 6, “Loans”).

At September 30, 2003, certain assets of Abington, such as real property, equipment and leasehold improvements, totaling $12,160,000 and intangibles of $9,938,000 were illiquid, although real property, if accepted by the Federal Home Loan Bank of Boston, could be used to secure additional borrowings at approximately 50% of the lesser of the book or market value.

Impact Of Inflation

The consolidated financial statements of Abington and related financial data presented in this proxy statement/prospectus have been prepared in accordance with accounting principles generally accepted in the United States, which generally require the measurement of financial condition and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on operations of Abington is reflected in increased operating costs.

Unlike most industrial companies, almost all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

Recent Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and does not apply to goodwill or intangible assets that are not being amortized and certain other long-lived assets. This statement supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations—Reporting Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. Abington adopted SFAS No. 144 on January 1, 2002; it did not have a material impact on Abington’s consolidated financial statements.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145, among other things, addresses financial accounting and reporting of gains and losses from extinguishment of debt. SFAS No. 145 requires gains and losses resulting from the extinguishment of debt to be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” This Statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt” and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements,” and amends SFAS No. 13, “Accounting for Leases.” SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, with early application encouraged. Abington does not believe the adoption of this Statement will have a material impact on Abington’s financial position or results of operations.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. The statement supersedes Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Abington does not believe the adoption of this Statement will have a material impact on Abington’s financial position or results of operations.

In October 2002, the Financial Accounting Standards Board issued SFAS No. 147, “Acquisitions of Certain Financial Institutions,” which provides guidance on the accounting for the acquisition of a financial institution and supersedes the specialized accounting guidance provided in SFAS No. 72, “Accounting for Certain Acquisitions of Banking or Thrift Institutions.” SFAS No. 147 became effective upon issuance and requires companies to cease amortization of unidentified intangible assets associated with certain branch acquisitions and reclassify these assets to goodwill. SFAS No. 147 also modifies SFAS No. 144 to include in its scope long-term customer-relationship intangible assets and thus subject those intangible assets to the same measurement provisions required for other long-lived assets.

The provisions of SFAS No. 147 are effective for acquisitions for which the date of acquisition is on or after October 1, 2002 and the guidance for the impairment of long-term customer relationship intangible assets is effective October 1, 2002. Abington did not have any unidentified intangible assets that required reclassification to goodwill and there were no adjustments required for impairment based on management’s assessment of intangible assets and goodwill.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 clarifies the requirements of SFAS No. 5, “Accounting for Contingencies,” relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying guarantee that is related to an asset, liability or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in an SPE and guarantees of a company’s own future performance. Other guarantees are subject to the disclosure requirements of FIN 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, a parent’s guarantee of debt owed to a third party by its subsidiary or vice versa and a guarantee which is based on performance not price. The disclosure requirements of FIN 45 are effective for Abington as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee and the current amount of the liability, if any, for the guarantor’s obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. Significant guarantees that have been entered into by Abington are disclosed in Abington’s Consolidated Financial Statements, Note 12, “Commitments and Contingencies.” Abington does not expect the requirements of FIN 45 to have a material impact on results of operations, financial position or liquidity.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based methods of accounting for stock-based employee compensation. Companies are able to eliminate a “ramp-up” effect that the SFAS No. 123 transition rule creates in the year of adoption. Companies can choose to elect a method that will provide for comparability among years reported. In addition, this Statement amends the disclosure requirement of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the fair value based method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition amendments to SFAS No. 123 are effective for financial statements for fiscal years ending after December 15, 2002. Should Abington consider the adoption of fair value based compensation of stock options, the potential impact to Abington of adopting such accounting can be seen in Abington’s Consolidated Financial Statements, Note 1, “Summary of Significant Accounting Policies, Basis of Presentation and Consolidation.”

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 became effective during the third quarter of 2003 and required that an issuer classify financial instruments, such as Abington’s mandatorily redeemable securities, as a liability and the related payments thereon as interest expense. On November 7, 2003, the Financial Accounting Standards Board issued Staff Position 150-3 which deferred the application of several provisions of SFAS No. 150. Staff Position 150-3 notes the Financial Accounting Standard Board plans to reconsider implementation issues and, perhaps, classification or measurement guidance of SFAS No. 150 during the deferral period. On October 23, 2003, Abington reported its operating results for the three and nine month periods ended September 30, 2003 under the earlier provisions of SFAS No. 150. The accompanying financial statements have been presented consistent with prior periods, reflecting a deferral of the provisions of SFAS No. 150 pursuant to the guidance contained in Staff Position 150-3. There is no affect on net income in any of the periods presented as a result of the application or deferral of SFAS No. 150.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). FIN 46 addresses the manner in which a company consolidates its interests in variable interest entities. As written, FIN 46 would de-consolidate the trust that holds parent company debt and move the debt directly to the parent company balance sheet, thereby removing the minority interest line item that represents preferred shares in the trust. When issued, these securities qualified for Tier 1 capital treatment by the Federal Reserve. On July 2, 2003, the Federal Reserve issued interim guidance that continues to recognize trust preferred securities as a component of Tier 1 capital. It is possible that changes prescribed by FIN 46 may result in these securities qualifying as Tier 2 capital rather than Tier 1 capital. In October 2003, the Financial Accounting Standards Board agreed to defer the effective date of FIN 46 for variable interests held by public companies in all entities that were acquired before February 1, 2003. This deferral is to allow time for certain implementation issues to be addressed through the issuance of potential modification to the Interpretation. The deferral revised the effective date for consolidation of these entities to the period ended December 31, 2003. Based on the current rules, Abington does not believe the implementation of the interpretation will have a material impact on Abington’s financial position or results of operations. However, on December 24, 2003, the Financial Accounting Standards Board released its latest interpretation (FIN 46R) of appropriate accounting for variable interest entities, concluding that trust preferred securities should not be included on the balance sheet of parent companies. In the wake of the Financial Accounting Standards Board release, the Securities and Exchange Commission staff has indicated its conclusion that all banks and bank holding companies must deconsolidate the trusts used to issue trust preferred securities.

In April 2003, the Financial Accounting Standards Board issued SFAS No. 149, “Amendment of Statement 133 on Derivative and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into, or modified after, June 30, 2003, except for certain contracts that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003. Abington has not completed an analysis to determine the potential impact of this Statement, but does not believe that it will have a material impact on Abington’s financial position or results of operation.

Quantitative and Qualitative Disclosures About Market Risk

See “Information About Abington—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Asset/Liability Management” beginning of page 139 of this proxy statement/prospectus.

Certain Beneficial Owners of Abington Common Stock

The following table sets forth certain information as of February 5, 2004, regarding each person known by Abington to own beneficially more than 5% of Abington common stock, each director of Abington, each executive officer of Abington and all directors and executive officers of Abington as a group.

Name	Amount and Nature of Beneficial Ownership (1)		Percent of Class (2)
Dennis E. Barry and Joseph L. Barry, Jr. c/o Hallamore Motor Transportation, Inc. 795 Plymouth Street Holbrook, Massachusetts 02343	259,000	(3)	6.44%

Banc Fund IV L.P. 208 South LaSalle Street Suite 1680 Chicago, Illinois 60604-1000	271,405	(4)	6.74%

James P. McDonough c/o Abington Bancorp, Inc. 97 Libbey Parkway Weymouth, Massachusetts 02189	219,368	(5)	5.43%

Joel S. Geller	158,895	(6)	3.94%
Wayne P. Smith	76,195	(7)	1.89%
Gordon N. Sanderson	48,357	(8)	1.20%
Bruce G. Atwood	44,955	(9)	1.12%
William F. Borhek	36,576	(10)	*
Kevin M. Tierney, Sr.	33,730	(11)	*
Rodney D. Henrikson	32,587	(12)	*
John P. O’Hearn, Jr.	29,268	(13)	*
Jack B. Meehl, Jr.	14,617	(14)	*
Ann Carter	12,400	(15)	*
Laura J. Sen	10,700	(16)	*
Jeffrey Stone	10,000	(17)	*
James K. Hunt	0		*
W. Cleveland Cogswell	26		*
All directors and executive officers as a group (15 persons total)	727,674	(18)	17.58%

*	Less than 1%.
(1)	Except as otherwise noted, all persons and entities have sole voting and investment power over their shares. All amounts shown in this column include shares obtainable upon exercise of stock options exercisable within 60 days of the date of this table.
(2)	Calculated based on outstanding shares of Abington common stock as of February 5, 2004.
(3)	Based upon information provided to Abington on March 27, 2001, Dennis E. Barry owns 159,000 shares as to which he has sole voting and dispositive power. Based upon information provided to Abington in January 2004, Joseph L. Barry, Jr. owns 100,000 shares as to which he has sole voting and dispositive power.
(4)	Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 11, 2004 jointly by Banc Fund IV L.P., Banc Fund V L.P. and Banc Fund VI L.P. The Schedule 13G/A shows that Banc Fund IV L.P. has sole voting and dispositive power with respect to 75,600 shares; Banc Fund V L.P. has sole voting and dispositive power with respect to 109,568 shares; and Banc Fund VI L.P. has sole voting and dispositive power with respect to 86,237 shares.
(5)

Includes 16,937 shares subject to currently exercisable options, 159,648 shares owned jointly with his wife and 2,563 shares owned by his wife in a self-directed Individual Retirement Account. Also includes 583 shares held by Mr. McDonough as custodian for one of his two children and 583 shares held by his wife as custodian for one of their two children (1,166 shares total). Mr. McDonough disclaims beneficial ownership of the shares owned directly by his wife. Also includes 15,300 shares held by the ESOP as to which Mr. McDonough has the power to direct the voting.

(6)	Includes 9,500 shares subject to currently exercisable options, 2,000 shares owned jointly with his mother, 23,000 shares owned jointly with his wife, 3,568 shares owned directly by his wife, 1,688 shares owned by his son, 2,228 shares owned by his daughter, and 113,026 shares owned by a partnership in which Mr. Geller is a partner. Also includes 1,885 shares accrued under Abington’s Deferred Compensation Plan for Directors. Mr. Geller disclaims beneficial ownership of the 3,568 shares owned directly by his wife and the shares owned by his son and daughter.
(7)	Includes 11,000 shares subject to currently exercisable options, 14,500 shares owned jointly with his wife, 21,374 shares owned by his wife and 1,569 shares accrued under Abington’s Deferred Compensation Plan for Directors.
(8)	Includes 14,000 shares subject to currently exercisable options and 34,357 shares owned through a realty trust.
(9)	Includes 9,500 shares subject to currently exercisable options, 11,959 shares owned by his wife and 21,409 shares owned by a trust of which Mr. Atwood is trustee. Also includes 2,087 shares accrued under Abington’s Deferred Compensation Plan for Directors. Mr. Atwood disclaims beneficial ownership of the shares owned by his wife.
(10)	Includes 11,000 shares subject to currently exercisable options, 21,832 shares owned jointly with his wife and 2,392 shares owned directly by his wife. Also includes 1,149 shares accrued under Abington’s Deferred Compensation Plan for Directors. Mr. Borhek disclaims beneficial ownership of the shares owned directly by his wife.
(11)	Includes 1,129 shares held by the ESOP as to which Mr. Tierney has the power to direct voting.
(12)	Includes 9,500 shares subject to currently exercisable options, 4,805 shares in a corporation of which Mr. Henrikson is an officer, director and stockholder. Also includes 1,904 shares held in his self-directed Individual Retirement Account and 1,904 shares held by his wife in a self-directed Individual Retirement Account.
(13)	Includes 2,646 shares subject to currently exercisable options and 25,620 shares owned jointly with his wife.
(14)	Includes 46 shares held by the ESOP as to which Mr. Meehl has the power to direct voting.
(15)	Includes 10,000 shares subject to currently exercisable options and 2,400 shares owned jointly with her spouse.
(16)	Includes 10,000 shares subject to currently exercisable options and 700 shares owned jointly with her spouse.
(17)	Includes 10,000 shares subject to currently exercisable options.
(18)	Includes 114,083 shares obtainable by exercise of currently exercisable options held by all directors and executive officers as a group. Also includes 16,475 shares held by the ESOP as to which executive officers of Abington have the power to direct the voting.

DESCRIPTION OF SEACOAST CAPITAL STOCK

Seacoast is authorized to issue up to 100,000,000 shares of common stock, par value $0.01 per share, with 25,863,880 issued and outstanding as of February 11, 2004. Seacoast is also authorized to issue up to 10,000,000 shares of preferred stock, par value $0.01 per share, with none issued as of February 11, 2004. The capital stock of Seacoast does not represent or constitute a deposit account and is not insured by the FDIC or by the Depositors Insurance Fund.

The following description of the Seacoast capital stock does not purport to be complete and is qualified in all respects by reference to Seacoast’s articles of organization and by-laws, and the Massachusetts Business Corporation Law.

Seacoast Common Stock

General. Each share of Seacoast common stock has the same relative rights and is identical in all respects with each other share of Seacoast common stock. The Seacoast common stock is not subject to call for redemption and, upon receipt by Seacoast of the shares of Abington common stock surrendered in exchange for Seacoast common stock, each share of Seacoast common stock offered hereby will be fully paid and non-assessable.

Voting Rights. Except as provided in any resolution or resolutions adopted by the Seacoast board of directors establishing any series of Seacoast preferred stock, the holders of Seacoast common stock possess exclusive voting rights in Seacoast. Each holder of Seacoast common stock is entitled to one vote in person or by proxy for each share held on all matters voted upon by stockholders, and stockholders are not permitted to cumulate votes in elections of directors.

Dividends. Subject to the articles of organization, as they may be amended, and to the rights of the holders of any series of Seacoast preferred stock, the holders of Seacoast common stock are entitled to such dividends as may be declared from time to time by the Seacoast board of directors out of funds legally available therefore.

Preemptive Rights. Holders of Seacoast common stock do not have any preemptive rights with respect to any shares which may be issued by Seacoast in the future. Thus, Seacoast may sell shares of Seacoast common stock without first offering them to the then holders of Seacoast common stock.

Liquidation. In the event of any liquidation or dissolution of Seacoast, whether voluntary or involuntary, the holders of the Seacoast common stock would be entitled to receive pro rata, after payment of all debts and liabilities of Seacoast (including all deposits of subsidiary banks and interest on those deposits), all assets of Seacoast available for distribution, subject to the rights of the holders of any Seacoast preferred stock which may be issued with a priority in liquidation or dissolution over the holders of Seacoast common stock.

Seacoast Preferred Stock

The Seacoast board of directors is authorized, subject to limitations by its articles of organization and by applicable law, to issue Seacoast preferred stock and to fix voting powers, designations, preferences, qualifications or other special or relative rights or privileges of these shares. Seacoast preferred stock may be issued in distinctly designated series, and the board of directors may establish the number of shares to be included in any such series. Seacoast preferred stock may be convertible into Seacoast common stock or another security, may be redeemable, may carry preemptive rights and may rank senior to Seacoast common stock as to dividend rights and liquidation preferences. Except as provided in the Seacoast articles of organization, holders of Seacoast common stock and preferred stock are not entitled to vote on the designation or issuance of any shares of preferred stock complying with Seacoast’s articles of organization.

The authorized but unissued shares of Seacoast preferred stock, as well as the authorized but unissued and unreserved shares of Seacoast common stock, are available for issuance in future mergers or acquisitions, in a future public offering or private placement or for other general corporate purposes. Except as otherwise required to approve the transaction in which the additional authorized shares of Seacoast preferred stock, as well as

Seacoast common stock, would be issued, stockholder approval generally would not be required for the issuance of these shares. Depending on the circumstances, however, stockholder approval may be required pursuant to the requirements for continued listing of Seacoast common stock on The Nasdaq National Market or the requirements of any exchange on which Seacoast common stock may then be listed.

Other Provisions

The articles of organization and by-laws of Seacoast contain a number of provisions that may have the effect of discouraging or delaying attempts to gain control of Seacoast, including provisions:

•	classifying the Seacoast board of directors into three classes to serve for three years with one class being elected annually;

•	authorizing the Seacoast board of directors to fix the size of the Seacoast board of directors;

•	requiring the vote of a majority of the disinterested directors (as defined below) to fill vacancies in the Seacoast board of directors if there is an interested stockholder (as defined below);

•	requiring the vote of a majority of the disinterested directors to nominate persons to the board of directors if there is an interested stockholder;

•	requiring a two-thirds vote for removal of directors by stockholders;

•	increasing the amount of stock required to be held by stockholders seeking to call a special meeting of stockholders above the minimum established by statute;

•	requiring the vote of a majority of the disinterested directors to call a special meeting if there is an interested stockholder;

•	requiring a 75% vote of stockholders (unless the voting stock of Seacoast will continue to represent over 70% of the voting stock of the surviving entity) to approve mergers, consolidations or sales of substantially all the assets of Seacoast;

•	requiring an 80% vote of stockholders to approve specified business combinations with interested stockholders unless certain price and procedural requirements are met or the Seacoast disinterested directors approve the business combination by a two-thirds vote in the manner provided therein; and

•	specifying conditions under which persons may be nominated for election as directors of Seacoast at an annual meeting of stockholders and business that may be transacted at an annual meeting of stockholders.

An interested stockholder generally means a person or entity that owns 10% or more of Seacoast’s outstanding voting stock, including affiliates of such persons, or an affiliate of Seacoast who, within two years prior to the date in question, owned 10% or more of Seacoast’s outstanding voting stock. Disinterested directors generally means, when there is an interested stockholder, those directors who (1) were not affiliated with an interested stockholder within the two years prior to the date in question and (2) who were board members before the interested stockholder became an interested stockholder or whose nomination or election was supported by a majority of the disinterested directors.

Massachusetts has adopted a “business combination” statute (Chapter 110F of the Massachusetts Business Corporation Law) that may also have the same anti-takeover effects as certain provisions in Seacoast’s articles of organization and by-laws. Massachusetts has also adopted a “control share” statute (Chapter 110D of the Massachusetts Business Corporation Law) that may also have an anti-takeover effect. For more details, see the section entitled “Comparison of the Rights of Stockholders—State Anti-Takeover Statutes” beginning on page 156 of this proxy statement/prospectus.

Transfer Agent

The transfer agent and registrar for Seacoast common stock is Registrar & Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016, (800) 368-5948.

COMPARISON OF THE RIGHTS OF STOCKHOLDERS

Seacoast and Abington are Massachusetts corporations subject to the provisions of the Massachusetts Business Corporation Law. When the merger is completed, those Abington stockholders who receive shares of Seacoast common stock will become stockholders of Seacoast. Thus, their rights as stockholders of Seacoast will be continue to be governed by the Massachusetts Business Corporation Law and will also be governed by the articles of organization and by-laws of Seacoast, which will be unaltered by the merger.

The following summary is not intended to be a complete statement of the differences affecting the rights of Abington stockholders who become Seacoast stockholders, but rather summarizes the more significant differences affecting the rights of such stockholders and certain important similarities. The summary is qualified in its entirety by reference to the articles of organization and by-laws of Seacoast and Abington and applicable laws and regulations.

Authorized Capital Stock

Abington. Abington is authorized to issue 12,000,000 shares of common stock, $0.10 par value per share, and 3,000,000 shares of preferred stock, $0.10 par value per share. As of February 11, 2004, 4,030,267 shares of common stock were issued and outstanding. No shares of preferred stock are outstanding.

Seacoast. Seacoast is authorized to issue 100,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. As of February 11, 2004, 25,863,880 shares of common stock were issued and outstanding. No shares of preferred stock are outstanding.

Voting Rights

Abington. Each holder of Abington common stock is entitled to one vote for each share of Abington common stock that he, she or it holds. Holders of Abington common stock have no cumulative voting rights in the election of directors.

Seacoast. Each holder of Seacoast common stock is entitled to one vote for each share of Seacoast common stock that he, she or it holds. Holders of Seacoast common stock have no cumulative voting rights in the election of directors.

Election, Number and Classification of Directors

Abington. Abington’s articles of organization and by-laws provide that the number of directors and their classifications will be set by the board of directors, subject to the rights of the holders of any series of Abington preferred stock. If there is an interested stockholder, the vote of a majority of the continuing directors is also required to set the size of the board and their classifications. Abington’s articles of organization and by-laws provide for three classes of directors. Each class is elected for a three-year term. At each annual meeting of stockholders, one class of directors is elected to serve a three-year term. The vote of a plurality of the votes cast at an annual meeting is required to elect the directors of Abington. The current number of directors is ten.

Seacoast. Seacoast’s articles of organization and by-laws provide that the number of directors and their classifications will be set by the board of directors. If there is an interested stockholder, the vote of a majority of the disinterested directors is also required to set the number and classification of directors. The current number of directors is 13 and will be increased to 16 upon completion of the merger. Seacoast’s articles of organization and by-laws provide for three classes of directors. Each class is elected for a three-year term. At each annual meeting of stockholders, one class of directors is elected to serve a three-year term. The vote of a plurality of the votes cast at an annual meeting is required to elect the directors of Seacoast.

Filling Vacancies on the Board of Directors and Removal of Directors

Abington. Any vacancy occurring in the board of directors of Abington, including any newly-created directorships resulting from an increase in the number of directors or any vacancy resulting from resignation, removal, death or other cause, may be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, provided that if, at the time of the vacancy there is an interested stockholder, the vacancy may only be filled by vote of a majority of the remaining directors then in office. A director elected to fill such a vacancy holds office for the remainder of the full term of the class in which the vacancy occurred or the new directorship was created and until such director’s successor has been elected and qualified.

Abington’s articles of organization and by-laws provide that, subject to the rights of any preferred stockholder, directors may be removed with or without cause by the affirmative vote of not less than two-thirds of the total votes eligible to be cast by stockholders at a meeting of stockholders called expressly for such purpose. At least 30 days prior to such meeting, written notice must be sent to the director whose removal will be considered. If the removal is for cause, the director must be provided an opportunity to be heard before the stockholders.

Seacoast. Vacancies on the Seacoast board, whether by reason of an increase in the number of directors, death, resignation, removal or otherwise, may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum. If there is an interested stockholder, the vacancy may be filled only by the affirmative vote of a majority of the remaining disinterested directors, even though less than a quorum. Directors chosen by the board to fill a vacancy hold office until the next election of the class for which the director has been chosen.

Pursuant to Seacoast’s articles of organization and by-laws, directors of Seacoast may be removed only for cause and only by the affirmative vote of not less than two-thirds of the total votes eligible to be cast by stockholders at a meeting of stockholders called expressly for such purpose. At least 30 days prior to such meeting, written notice must be sent to the director whose removal will be considered. If the removal is for cause, the director must be provided an opportunity to be heard before the stockholders.

Duties of Directors in Evaluating Offers

Abington. Under Abington’s articles of organization, when evaluating a tender offer, merger proposal or purchase of substantially all of Abington’s assets, the board of directors of Abington may consider certain factors in determining whether the offer or proposal is in the best interests of Abington and its stockholders. Among the factors that the board may consider are:

•	the interests of Abington’s employees, suppliers, creditors and customers;

•	the economy of the state, region and nation;

•	community and societal considerations; and

•	the long-term and short-term interests of Abington and its stockholders, including the possibility that these interests may be best served by the continued independence of Abington.

Seacoast. Under Seacoast’s articles of organization, when evaluating a tender offer, merger proposal or purchase of substantially all of Seacoast’s assets, the board of directors of Seacoast may consider certain factors in determining whether the offer or proposal is in the best interests of Seacoast and its stockholders. Among the factors that the board may consider are:

•	the interests of Seacoast’s employees, suppliers, creditors and customers;

•	the economy of the state, region and nation;

•	community and societal considerations; and

•	the long-term and short-term interests of Seacoast and its stockholders, including the possibility that these interests may be best served by the continued independence of Seacoast.

Exculpation of Directors and Officers

The Massachusetts Business Corporation Law allows, and both Abington’s and Seacoast’s articles of organization provide, that no director shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, Massachusetts law and each corporation’s articles of organization provide that the corporation will not limit or eliminate personal liability of a director:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions which are not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under certain provisions of Massachusetts law (Sections 61 or 62 of the Massachusetts Business Corporation Law) dealing with illegal distributions and loans to directors and officers; or

•	with respect to any transaction from which the director derived an improper personal benefit.

Both Abington’s and Seacoast’s articles of organization also provide that if the Massachusetts Business Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of each director shall be eliminated or limited to the extent permitted by the Massachusetts Business Corporation Law, as so amended.

Indemnification of Directors and Officers

In general, the Massachusetts Business Corporation Law provides that a corporation may not indemnify any person with respect to any matter as to which the person has been adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the corporation.

Abington. Abington’s by-laws provide for indemnification of its officers and directors to the extent permitted by law. The articles also provide for indemnification, in the board’s discretion, of its non-officer employees to the extent permitted by law. Abington’s by-laws also provide that no indemnification will be provided if a proceeding is compromised or settled so as to impose liability on an officer or director if Abington has obtained an opinion of counsel that the officer or director did not act in good faith in the reasonable belief that his or her actions were in the best interests of the corporation.

In addition, the by-laws require, as permitted by the Massachusetts Business Corporation Law, that Abington advance to a director or officer expenses incurred in defending any action upon receipt of an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification. However, if the proceeding is initiated by continuing directors, (or if there are no interested stockholders, by the board of directors), Abington may pay expenses in advance of the final disposition.

Seacoast. Seacoast’s articles of organization provide for indemnification of its officers and directors to the extent permitted by law. The articles also provide for indemnification, in the board’s discretion, of its non-officer employees to the extent permitted by law. Seacoast’s articles additionally provide that no indemnification will be provided if a final adjudication determines that the indemnified person is not entitled to indemnification.

As permitted by the Massachusetts Business Corporation Law, Seacoast’s articles provide for payment of expenses incurred by a director or officer at the level of vice president or above in defending an action in advance of the final disposition of the proceeding, but only if the director or officer undertakes to repay the amount advanced if it is ultimately determined that the person is not entitled to indemnification. If the proceeding is initiated by the indemnified person or by the disinterested directors, Seacoast may, but is not required to, pay expenses in advance of the final disposition. Seacoast’s articles permit, but do not require, payment of expenses incurred by non-officer employees and officers below the level of vice president.

Special Meetings of Stockholders

Abington. The Abington articles of organization and by-laws provide that special meetings of stockholders may be called by a majority of the directors then in office or by the clerk. If there is an interested stockholder, the vote of a majority of the disinterested directors is also required for the meeting to be called by directors. A special meeting may also be called by the clerk, or by any other officer if the clerk is unable or refuses to call the meeting, upon the written request of the holders of at least two-thirds of the outstanding shares entitled to vote at the meeting or such lesser percentage, if any (but not less than 40%), as shall be determined to be the maximum percentage which Abington is permitted by applicable law to establish for the call of a special meeting. If no officer is willing to call a special meeting, a meeting may be called upon written request to the court of the holders of at least two-thirds of the outstanding shares entitled to vote at the meeting or such lesser percentage, if any (but not less than 40%), as shall be determined to be the maximum percentage that Abington is permitted by applicable law to establish for the call of a special meeting.

Seacoast. The Seacoast articles of organization and by-laws provide that special meetings of stockholders may be called by a majority of the directors then in office. If there is an interested stockholder, the vote of a majority of the disinterested directors is also required for the meeting to be called by directors. A special meeting may also be called by the clerk or by any other officer if the clerk refuses to call the meeting upon the written request of the holders of at least two-thirds of the outstanding shares entitled to vote at the meeting. If no officer is willing to call a special meeting, a meeting may be called upon written request to the court of the holders of at least two-thirds of the outstanding shares entitled to vote at the meeting.

Stockholder Nominations

Abington. Directors of Abington may be nominated by or at the direction of a majority of the board of directors or a designated committee of the board (unless there is an interested stockholder, in which case the vote of the majority of the continuing directors is also required) or by any stockholder who complies with the notice requirements set forth in Abington’s by-laws. In general, stockholder nominations must be made by delivery of a written notice to the clerk no more than 150 but not less than 60 days in advance of the meeting. The notice must include certain information about the nominee and the stockholder making the nomination.

Seacoast. Directors of Seacoast may be nominated by, or at the direction of, a majority of the board of directors or a designated committee of the board (unless there is an interested stockholder, in which case the vote of a majority of the disinterested directors is also required) or by any stockholder who complies with the notice requirements set forth in Seacoast’s by-laws. In general, stockholder nominations must be made by delivery of a written notice to the clerk no more than 150 but not less than 60 days in advance of the meeting. The notice must include certain information about the nominee and the stockholder making the nomination.

Stockholder Proposals

Abington. Abington’s by-laws generally provide that stockholder proposals that are submitted in writing to the clerk no more than 150 days but not less than 60 days prior to the meeting and that relate to a proper subject matter for stockholder action will be considered at an annual meeting. The proposal must contain certain information, including a brief description of the matter, any financial interest of the stockholder in the proposal and certain information about the stockholder making the proposal.

Seacoast. Seacoast’s by-laws generally provide that stockholder proposals that are submitted in writing to the clerk no more than 150 days but not less than 60 days prior to the meeting and that relate to a proper subject matter for stockholder action will be considered at an annual meeting. The proposal must contain certain information, including a brief description of the matter, any financial interest of the stockholder in the proposal and certain information about the stockholder making the proposal and about other stockholders supporting the proposal.

Stockholder Action without a Meeting

Abington. Abington’s by-laws permit the stockholders entitled to vote on the matter to act by written consent in lieu of a meeting. The consent must be unanimous.

Seacoast. Seacoast’s by-laws permit the stockholders entitled to vote on the matter to act by written consent in lieu of a meeting. The consent must be unanimous.

Amendment of Governing Instruments

Under Massachusetts law, a corporation’s articles of organization may be amended by the vote of two-thirds of each class of stock outstanding and entitled to vote, unless the articles of organization provide for a lesser vote, but not less than a majority. In addition, the Massachusetts Business Corporation Law generally provides that the stockholders have the power to make, amend or repeal the by-laws. If permitted by the articles of organization, the by-laws may provide that the directors may also make, amend and repeal the by-laws.

Abington. Abington’s articles of organization provide that the articles may be amended by a majority vote of the stockholders if the board of directors, by a two-thirds vote, recommends the amendment. If there is an interested stockholder at any time within the 60-day period immediately preceding the stockholders’ meeting, the affirmative vote of a majority of the continuing directors is also required. If the amendment is not recommended by the vote of two-thirds of the directors, the vote of at least 80% of the total votes eligible to be cast by stockholders on the amendment, voting together as a single class, is required.

Abington’s articles of organization and by-laws permit the board of directors to amend or repeal the by-laws by the affirmative vote of a majority of the directors then in office. If there is an interested stockholder, the affirmative vote of a majority of the disinterested directors then in office is also required.

Abington’s by-laws may be amended by the affirmative vote of the holders of a majority of the total votes eligible to be cast if the board of directors, by a two-thirds vote, recommends the amendment. If there is an interested stockholder, the affirmative vote of a majority of the disinterested directors then in office is also required. If the amendment is not recommended by the vote of two-thirds of the directors, the vote of at least 80% of the total votes eligible to be cast by stockholders on the amendment is required.

Seacoast. Seacoast’s articles of organization provide that the articles may be amended by majority vote of stockholders if the board of directors, by a two-thirds vote of the disinterested directors, recommends the amendment. If the amendment is not recommended by the vote of two-thirds of the disinterested directors, the vote of at least 75% of the total votes eligible to be cast by stockholders on the amendment, voting together as a single class, is required. However, any provision of the articles that requires more than a majority vote of the stockholders can only be amended by the same percentage vote as provided for in the particular provision.

Seacoast’s articles of organization and by-laws permit the board of directors to adopt, amend or repeal the by-laws by the affirmative vote of a majority of the directors then in office. If there is an interested stockholder, the affirmative vote of two-thirds of the disinterested directors then in office is also required.

The Seacoast by-laws may be amended by the affirmative vote of the holders of a majority of the total votes eligible to be cast if the board of directors, by a two-thirds vote, recommends the amendment. If there is an interested stockholder, the affirmative vote of two-thirds of the disinterested directors then in office is also required. If the amendment is not recommended by the vote of two-thirds of the directors, the vote of at least 75% of the total votes eligible to be cast by stockholders on the amendment is required.

Mergers, Consolidations and Sales of Assets

Under the Massachusetts Business Corporation Law, mergers generally must be approved by the affirmative vote of two-thirds of the outstanding shares of each class of stock of the corporation. A corporation’s articles of organization may provide that the approval of less than two-thirds, but not less than a majority, of the outstanding shares is sufficient to approve a merger. Unless a corporation’s articles of organization so requires, the approval of the stockholders is not required if the corporation is the surviving corporation and:

•	the merger does not change the name, the number of authorized shares or other provisions of the articles of organization;

•	the number of shares to be issued in connection with the merger does not exceed 15% of the shares of the corporation outstanding prior to the merger; and

•	the issue by vote of the directors of any unissued stock to be issued in the merger has been authorized in accordance with the Massachusetts Business Corporation Law.

Abington. The Abington articles of organization provide that approval of a merger, consolidation or sale of substantially all the assets of Abington requires the affirmative vote of a majority of the total votes eligible to be cast by stockholders if the board of directors, by a two-thirds vote, recommends the merger or consolidation. If the board of directors does not recommend such merger, consolidation or sale by a two-thirds vote, the affirmative vote of two-thirds of the total votes eligible to be cast by stockholders is required. If there is an interested stockholder, the merger or consolidation must also be approved by the vote of a majority of the continuing directors then in office.

Abington’s articles of organization require that certain other business combinations with an interested stockholder be approved by the holders of not less than 80% of the outstanding voting stock of Abington, voting together as a single class, unless certain price and procedural requirements are met or the board of directors, including a majority of the continuing directors then in office, approves the merger or combination. Under Abington’s articles of organization an interested stockholder generally is defined to include any person, firm or entity that is the beneficial owner of 10% or more of the voting shares of Abington. A “continuing director” generally is defined to include any director who was a director of Abington prior to the time the interested stockholder became an interested stockholder and who is not an affiliate or associate of an interested stockholder.

Seacoast. The Seacoast articles of organization provide that approval of a merger, consolidation or sale of substantially all the assets of Seacoast requires the affirmative vote of either at least 75% of the outstanding shares voting as a single class or a majority of the outstanding shares voting as a single class if the voting stock of Seacoast will continue to represent over 70% of the voting stock of the surviving entity.

Seacoast’s articles of organization require that certain other business combinations with an interested stockholder be approved by the holders of not less than 80% of the outstanding voting stock of Seacoast, voting together as a single class, unless certain price and procedural requirements are met or the disinterested directors approve the merger or other business combination by a two-thirds vote. Under Seacoast’s articles of organization, an interested stockholder generally is defined to include any person, firm or entity that is the beneficial owner of 10% or more of the voting shares of Seacoast or an affiliate of Seacoast who, within the prior two-year period from the date in question, was the beneficial owner of 10% or more of the voting shares of Seacoast. A disinterested director generally is defined to include (a) any director during the time when there is no interested stockholders, or (b) any director who has not been an affiliate or associate of an interested stockholder within the two years prior to the date in question and who was a director of Seacoast prior to the time the interested stockholder became an interested stockholder or who received the support of a majority of the disinterested directors for his or her nomination or election during the time when there is an interested stockholder.

State Anti-Takeover Statutes

Massachusetts has adopted a “business combination” statute (Chapter 110F of the Massachusetts Business Corporation Law). In general, a Massachusetts corporation is prohibited from engaging in certain business combinations (defined by the statute to include certain mergers and consolidations, dispositions of assets and issuances of securities as well as certain other transactions) with an interested stockholder (defined by the statute to include holders of 5% or more of the outstanding stock of the corporation) for a period of three years following the date that such stockholder became an interested stockholder, except under certain circumstances, which include:

•	prior approval by the board of directors of the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	subsequent approval of the business combination by the board of directors and by a vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder; or

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 90% of the voting stock of the corporation (excluding shares held by certain affiliates of the corporation and shares owned by employee stock option plans in which the participants cannot determine confidentially whether or not the shares would be tendered in response to a tender or an exchange offer).

The statute permits a Massachusetts corporation to elect not to be governed by its provisions by including in its articles of organization or by-law provision approved by the stockholders a provision pursuant to which the corporation “opts out” of the statute. Abington has not expressly opted out of the business combination statute. Seacoast has expressly opted out of the business combination statute.

Massachusetts has adopted a “control share” statute (under Chapter 110D of the Massachusetts Business Corporation Law). In general, any person (referred to as the “acquiror”) who makes a bona fide offer to acquire, or acquires, shares of stock of a Massachusetts corporation that, when combined with shares already owned, would increase the acquiror’s ownership to at least 20%, 33.33% or a majority of the voting stock of such corporation, must obtain the approval of a majority of shares held by all stockholders except the acquiror and the officers and inside directors of the corporation in order to vote the shares acquired. The statute permits a Massachusetts corporation to elect not to be governed by its provisions by including in its articles of organization or by-laws a provision pursuant to which the corporation “opts out” of the statute. Abington has not expressly opted out of the control share statute. Seacoast has expressly opted out of the control share statute.

Dissenters’ Rights of Appraisal

Under the Massachusetts Business Corporation Law, a stockholder of a Massachusetts corporation generally has the right to dissent and obtain payment of the fair value of his shares in the event of a statutory merger or consolidation, an amendment to the articles of organization that adversely affects the rights of stockholders or a sale, lease or exchange of all or substantially all of a corporation’s property and assets, subject in each case to specified procedural requirements. Such appraisal rights are not available when the corporation is the surviving corporation of the merger and no vote of its stockholders is required for the merger.

ADJOURNMENT OF SPECIAL MEETING

(Proposal 2)

In the event that there are not sufficient votes to approve the merger agreement and the merger at the time of the special meeting, the merger agreement and the merger could not be approved unless the meeting were adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Abington at the time of the special meeting to be voted for an adjournment, if necessary, Abington has submitted the question of adjournment to its stockholders as a separate matter for their consideration. The proposal to adjourn the special meeting to solicit additional proxies requires the approval of the holders of a majority of the shares voted on the matter. The board of directors of Abington recommends that stockholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned meeting is required to be given to stockholders, other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

LEGAL MATTERS

The validity of the Seacoast common stock to be issued in the merger and offered by this proxy statement/prospectus will be passed upon for Seacoast by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of Seacoast as of December 31, 2002, and for the year then ended, have been incorporated by reference herein and in the registration statement from Seacoast’s annual report on Form 10-K for the year ended December 31, 2002 in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of Seacoast as of December 31, 2001, and for each of the years in the two-year period ended December 31, 2001, incorporated by reference herein from Seacoast’s annual report on Form 10-K for the period ended December 31, 2002 were audited by Arthur Andersen LLP, independent certified public accountants. Arthur Andersen LLP has not consented to the inclusion of its report on the foregoing financial statements of Seacoast in this proxy statement/prospectus, and the requirement to file its consent has been dispensed with in reliance upon Rule 437a under the Securities Act. Because Arthur Andersen LLP has not consented to the inclusion of its report in this proxy statement/prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the consolidated financial statements of Seacoast audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

The consolidated financial statements of Abington as of December 31, 2002 and 2001, and for each of the years then ended included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in accounting and auditing. The consolidated financial statements of Abington for the year ended December 31, 2000 included in this proxy statement/prospectus were audited by Arthur Andersen LLP, independent certified public accountants, which issued its report on those financial statements dated January 14, 2002. Arthur Andersen LLP has not consented to the inclusion of its report on the foregoing financial statements of Abington in this proxy statement/prospectus, and the requirement to file its consent has been dispensed with in reliance upon Rule 437a under the Securities Act. Because Arthur Andersen LLP has not consented to the inclusion of its report in this proxy statement/prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the consolidated financial statements of Abington audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

The consolidated financial statements of Sovereign at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, incorporated by reference in this proxy statement/prospectus of Abington, which is referred to and made part of this registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated herein by reference, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This proxy statement/prospectus incorporates other reports by reference that are not presented in or delivered with this proxy statement/prospectus.

All reports, proxy and information statements and other information filed by Seacoast and Sovereign pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this proxy statement/prospectus and before the date of the special meeting described herein are incorporated by reference into this proxy statement/prospectus from the date of filing of those reports, proxy and information statements and other information.

You should rely only on the information contained in this proxy statement/prospectus or to which Seacoast has referred you herein. We have not authorized anyone to provide you with different information.

The following documents, which have been filed or furnished by Seacoast with the Securities and Exchange Commission, are incorporated by reference into this document:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002, which was filed with the Securities and Exchange Commission on March 31, 2003;

•	Quarterly Report on Form 10-Q for the period ended March 31, 2003, which was filed with the Securities and Exchange Commission on May 14, 2003;

•	Quarterly Report on Form 10-Q for the period ended June 30, 2003, which was filed with the Securities and Exchange Commission on August 14, 2003;

•	Quarterly Report on Form 10-Q for the period ended September 30, 2003, which was filed with the Securities and Exchange Commission on November 13, 2003;

•	Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on March 6, 2003;

•	Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on June 5, 2003;

•	Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on June 24, 2003;

•	Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on October 27, 2003;

•	Current Report on Form 8-K, which was furnished with the Securities and Exchange Commission on January 28, 2004;

•	Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on January 29, 2004; and

•	Proxy Statement filed pursuant to Section 14(a) of the Securities Exchange Act, which was filed with the Securities and Exchange Commission on April 15, 2003.

The following documents, which have been filed by Sovereign with the Securities and Exchange Commission, are incorporated by reference into this document:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002, which was filed with the Securities and Exchange Commission on March 25, 2003;

•	Quarterly Report on Form 10-Q for the period ended March 31, 2003, which was filed with the Securities and Exchange Commission on May 15, 2003;

•	Quarterly Report on Form 10-Q for the period ended June 30, 2003, which was filed with the Securities and Exchange Commission on August 13, 2003;

•	Quarterly Report on Form 10-Q for the period ended September 30, 2003, which was filed with the Securities and Exchange Commission on November 14, 2003;

•	Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on January 22, 2003;

•	Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on June 18, 2003;

•	Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on January 28, 2004; and

•	Proxy Statement filed pursuant to Section 14(a) of the Securities Exchange Act, which was filed with the Securities and Exchange Commission on March 21, 2003.

The reports incorporated by reference into this proxy statement/prospectus are available from Seacoast and Sovereign upon request. Seacoast and Sovereign will provide a copy of any and all of the documents that are incorporated by reference in this proxy statement/prospectus (not including exhibits to those documents unless those exhibits are specifically incorporated by reference into this proxy statement/prospectus) to any person, without charge, upon written or oral request to the following address and telephone number:

Seacoast Financial Services Corporation	Sovereign Bancorp, Inc.
One Compass Place	1130 Berkshire Boulevard
New Bedford, Massachusetts 02740	Wyomissing, Pennyslvania 19610
Attention: James R. Rice	Attention: Investor Relations
(508) 984-6000	(800) 628-2673

Any request for documents should be made by March 18, 2004 to ensure timely delivery prior to the special meeting of the Abington stockholders.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded for purposes of this proxy statement/prospectus or any other subsequently filed document that it deemed to be incorporated by reference into this proxy statement/prospectus or supersedes this statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Each of Seacoast, Abington and Sovereign files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, proxy statements or other information filed by Seacoast, Abington and Sovereign at the Securities and Exchange Commission’s public reference room at the following location.

Public Reference Room

Judiciary Plaza

Room 1024

450 Fifth Street, N.W.

Washington, D.C. 20549

You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Securities and Exchange Commission’s public reference rooms. Seacoast’s, Abington’s and Sovereign’s Securities and Exchange Commission filings are also available to the public from document retrieval services and at the Securities and Exchange Commission’s Internet website (http:/ /www.sec.gov).

Seacoast has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act and the rules and regulations thereunder. This proxy statement/prospectus is a part of that registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. Statements made in this proxy statement/prospectus as to the content of any contract, agreement or other proxy statement/prospectus referred to are not necessarily complete. With respect to each of those contracts, agreements or other documents to be filed or incorporated by reference as an exhibit to the registration statement, you should refer to the corresponding exhibit, when it is filed, for a more complete description of the matter involved and read all statements in this proxy statement/prospectus in light of that exhibit. The registration statement and its exhibits are available for inspection and copying as set forth above.

Abington stockholders should call Joanne Strondak at (781) 682-6400 or send written requests to: Abington Bancorp, Inc., 97 Libbey Parkway, Weymouth, Massachusetts 02189, Attention: Joanne Strondak, with any request for any documentation referred to in this proxy statement/prospectus.

Seacoast has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Seacoast and Coast Merger Sub Corporation, Abington has supplied all information relating to Abington and Sovereign has supplied all information relating to Sovereign, including information incorporated by reference.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities pursuant to this proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus by reference or in the affairs of Seacoast and Abington since the date of this proxy statement/prospectus.

STOCKHOLDER PROPOSALS

Abington generally holds its annual meeting each year on the third Tuesday in May. However, Abington will hold an annual meeting in 2004 only if the merger is not completed. As stated in its proxy statement for its 2003 annual meeting, proposals that stockholders seek to have included in the proxy statement for Abington’s next annual meeting, if one is held, must have been delivered to Abington at its principal executive officers on or before December 16, 2003.

In addition, Section 2.3 of Article II of Abington’s by-laws require that a stockholder who wishes to propose an item of business for consideration at the annual meeting of stockholders must provide notice of such item of business to Abington at its principal executive offices not less than 60 days nor more than 150 days before the date for such meeting. For Abington’s next annual meeting, if one is held, the deadline for submission of notice is March 19, 2004. Section 3.3 of Article III of Abington’s by-laws imposes the same deadline on the nomination by a stockholder of a candidate for election to Abington’s board of directors. Any proposal or nomination submitted after March 19, 2004 will be untimely. Abington’s by-laws contain a number of other substantive and procedural requirements that should be reviewed by any interested stockholder. A copy of Abington’s by-laws will be provided to any stockholder of Abington at no cost upon written request to the Clerk of Abington at Abington Bancorp, Inc., 97 Libbey Parkway, Weymouth, Massachusetts 02189.

ABINGTON BANCORP, INC.

Report of Independent Accountants

To the Board of Directors and Stockholders of

Abington Bancorp, Inc.:

In our opinion, the accompanying consolidated balance sheets at December 31, 2002 and 2001 and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and of cash flows for the years then ended present fairly, in all material respects, the financial position of Abington Bancorp, Inc. and its subsidiaries (the “Corporation”) as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Corporation’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of the Corporation for the year ended December 31, 2000, prior to the revisions discussed in Notes 1 and 17, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated January 14, 2002.

As discussed in Note 1 to the financial statements, effective January 1, 2001 the Corporation changed its method of accounting for the cost of incentives given to new customers. As also discussed in Note 1, the Corporation changed its method of accounting for goodwill and other intangible assets effective January 1, 2002.

As discussed in Note 26 to the financial statements, the Corporation has restated its financial statements as of December 31, 2001 and for the year then ended, previously audited by other independent accountants who have ceased operations.

As discussed above, the financial statements of the Corporation for the year ended December 31, 2000 were audited by other independent accountants who have ceased operations. As discussed in Notes 1 and 17 to the financial statements, these financial statements have been revised to include the transitional disclosures required by SFAS No. 142, which was adopted by the Corporation as of January 1, 2002. We audited the transitional disclosures discussed in Notes 1 and 17. In our opinion, the transitional disclosures for 2000 discussed in Notes 1 and 17 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2000 financial statements of the Corporation other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2000 financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

May 14, 2003

THIS REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP (“ANDERSEN”) REPORT AND HAS NOT BEEN REISSUED BY ANDERSEN. THE INCLUSION OF THIS PREVIOUSLY ISSUED ANDERSEN REPORT IS MADE PURSUANT TO RULE 2.02(E) OF REGULATION S-X. NOTE THAT THIS PREVIOUSLY ISSUED ANDERSEN REPORT INCLUDES REFERENCES TO CERTAIN FISCAL YEARS WHICH ARE NOT REQUIRED TO BE PRESENTED, AND HAVE NOT BEEN PRESENTED, IN THE CORPORATION’S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2002.

Report of Independent Public Accountants to the Board of Directors and Stockholders of Abington Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Abington Bancorp, Inc. (a Massachusetts corporation) and subsidiaries (“the Company”) as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abington Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 1 to the financial statements, effective January 1, 2001, the Company changed its method of accounting for the cost of incentives given to new customers.

Arthur Andersen LLP

Boston, Massachusetts

January 14, 2002

SUBSEQUENT TO THE DATE OF THIS REPORT, THE CORPORATION’S CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2001 AND THE RELATED CONSOLIDATED STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME, AND CASH FLOWS FOR THE YEAR THEN ENDED WERE RESTATED BY THE COMPANY. THE RESTATED 2001 FINANCIAL STATEMENTS WERE AUDITED BY PRICEWATERHOUSECOOPERS LLP WHOSE REPORT APPEARS ON PAGE F-2 OF THIS PROSPECTUS/PROXY STATEMENT. SEE “INFORMATION ABOUT ABINGTON—THE BUSINESS OF ABINGTON—EXPLANATORY NOTE” BEGINNING ON PAGE 114 OF THIS PROXY STATEMENT/PROSPECTUS AND NOTE 26 OF THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS FOR A DISCUSSION OF THE RESTATEMENT. CERTAIN CHANGES ALSO HAVE BEEN MADE TO THE ORIGINAL NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING NOTES WITH RESPECT TO 2000 TO INCLUDE THE TRANSITIONAL DISCLOSURE REQUIRED BY SFAS NO. 142, WITH RESPECT TO WHICH ARTHUR ANDERSEN LLP DID NOT AUDIT THE CHANGES.

Abington Bancorp, Inc.

Consolidated Balance Sheets

	September 30, 2003	December 31,
(Dollars in Thousands)		2002	2001
	(Unaudited)		(Restated)
Assets
Cash and due from banks	$26,964	$31,238	$21,706
Short-term investments	57,174	77,878	32,870

Total cash and cash equivalents	84,138	109,116	54,576

Loans held for sale	15,055	35,629	22,705
Securities:
Available for sale	296,484	352,339	276,787

Loans	386,372	361,434	386,329
Less: Allowance for loan losses	(4,238)	(4,212)	(5,482)

Loans, net	382,134	357,222	380,847

Federal Home Loan Bank stock, at cost	14,042	14,042	12,910
Banking premises and equipment, net	12,160	13,364	8,784
Goodwill	5,771	5,768	1,526
Intangibles	4,167	4,615	733
Bank-owned life insurance	4,008	3,863	3,678
Deferred tax asset, net	—	—	307
Other assets	4,842	7,262	5,955

	$822,801	$903,220	$768,808

Liabilities and Stockholders’ Equity
Deposits	$656,680	$646,628	$497,459
Short-term borrowings	12,489	11,006	8,049
Long-term debt	79,136	167,009	193,500
Accrued taxes and expenses	3,295	2,657	3,452
Deferred tax liability		4,132
Other liabilities	2,110	1,770	15,966

Total liabilities	753,710	833,202	718,426

Guaranteed preferred beneficial interests in the Company’s junior subordinated debentures	12,295	12,238	12,163
Commitments and contingencies (Note 12)
Stockholders’ equity:
Serial preferred stock, 0.10 par value, 3,000,000 shares authorized; none issued	—	—	—
Common stock, 0.10 par value, 12,000,000 shares authorized; 5,714,000 (unaudited), 5,552,608 and 4,925,000 shares issued in 2003, 2002, and 2001, respectively	571	555	492
Additional paid-in capital	36,715	34,340	23,081
Retained earnings	36,153	35,106	30,358

	73,439	70,001	53,931
Treasury stock, 1,807,000 shares at cost	(17,584)	(17,584)	(17,584)
Compensation plans	(225)	120	120
Net unrealized gain on available for sale securities, net of taxes	1,166	5,243	1,752

Total stockholders’ equity	56,796	57,780	38,219

	$822,801	$903,220	$768,808

The accompanying notes are an integral part of these

consolidated financial statements.

Abington Bancorp, Inc.

Consolidated Statements of Operations

	For the Nine Months Ended September 30,		For the Years Ended December 31,
(Dollars in Thousands, Except Share and Per Share Data)	2003	2002	2002	2001	2000
	(Unaudited)
		(Restated)		(Restated)
Interest and dividend income:
Interest and fees on loans	$18,132	$18,670	$25,300	$28,733	$29,292
Interest on mortgage-backed investments	10,664	13,761	17,306	15,069	12,377
Interest on bonds and obligations	971	1,553	1,979	4,034	5,591
Dividend income	455	410	544	972	1,031
Interest on short-term investments	272	299	397	121	58

Total interest and dividend income	30,494	34,693	45,526	48,929	48,349

Interest expense:
Interest on deposits	6,455	8,224	10,802	14,697	13,017
Interest on short-term borrowings	433	141	176	1,216	6,572
Interest on long-term debt	5,300	8,126	10,117	11,730	8,807

Total interest expense	12,188	16,491	21,095	27,643	28,396

Net interest income	18,306	18,202	24,431	21,286	19,953
Provision for loan losses	375	75	225	1,705	160

Net interest income after provisions for possible loan losses	17,931	18,127	24,206	19,581	19,793

Non-interest income:
Loan servicing fees	72	148	225	255	311
Customer service fees	7,732	6,135	8,679	7,949	6,396
Gain (loss) on sales of securities, net	919	(241)	(157)	(1,723)	405
Gain on sales of mortgage loans, net	5,091	2,552	4,338	2,888	1,315
Net gain on sales and write-down of other real estate owned	—	—	297	(2)	—
Other	872	487	369	402	472

Total non-interest income	14,686	9,081	13,751	9,769	8,899

Non-interest expense:
Salaries and employee benefits	14,146	10,025	14,776	12,434	11,022
Occupancy and equipment expenses	3,558	2,736	3,869	4,032	3,201
Trust preferred securities expense	840	840	1,120	1,120	1,120
Prepayment penalty on borrowed funds	1,722	—	—	—	—
Other non-interest expenses	8,517	5,538	8,202	8,161	6,332

Total non-interest expense	28,783	19,139	27,967	25,747	21,675

Income before income taxes and cumulative effect of change in accounting principle	3,834	8,069	9,990	3,603	7,017
Provision for income taxes	1,520	3,023	3,816	1,273	2,524
Net income before cumulative effect of change in accounting principle	2,314	5,046	6,174	2,330	4,493
Cumulative effect of change in accounting principle, net of tax of 200	—	—	—	(298)	—

Net income	$2,314	$5,046	$6,174	$2,032	$4,493

Earnings per share:
Basic
Income before cumulative effect of change in accounting principle	$0.61	$1.55	$1.83	$0.75	$1.46
Cumulative effect of change in accounting principle	—	—	—	(0.10)	—

Net income	$0.61	$1.55	$1.83	$0.65	$1.46

Weighted average common shares	3,817,000	3,249,000	3,371,000	3,105,000	3,068,000

Diluted
Income before cumulative effect of change in accounting principle	$0.58	$1.50	$1.76	$0.72	$1.41
Cumulative effect of change in accounting principle	—	—	—	(0.09)	—

Net income	$0.58	$1.50	$1.76	$0.63	$1.41

Weighted average common shares and common share equivalents	4,001,000	3,374,000	3,510,000	3,228,000	3,186,000

The accompanying notes are an integral part of these

consolidated financial statements.

Abington Bancorp, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

Nine months ended September 30, 2003 (unaudited) and years ended December 31, 2002, 2001 and 2000.

	Common Stock	Addition Paid-In Capital	Retained Earnings	Treasury Stock	Net Unrealized Gain (Loss) on Available for Sale Securities	Compensation Plans	Total
	(Dollars in Thousands, Except Per Share Data)
Balance at December 31, 1999	$483	$22,610	$26,176	$(15,885)	$(5,581)	$29	$27,832

Net income			4,493				4,493
Exercise of stock options	5	255					260
Amortization of unearned compensation
ESOP		50				68	118
Obligation related to directors’ deferred stock plan						14	14
Dividends declared (0.36 per share)			(1,099)				(1,099)
Repurchase of common stock				(1,699)			(1,699)
Change in market value on available for sale securities, net of taxes					4,386		4,386

Balance at December 31, 2000	488	22,915	29,570	(17,584)	(1,195)	111	34,305

Net income as restated			2,032				2,032
Exercise of stock options	4	166					170
Obligation related to directors’ deferred stock plan						9	9
Dividends declared (0.40 per share)			(1,244)				(1,244)
Change in market value on available for sale securities, net of taxes					2,947		2,947

Balance at December 31, 2001 as restated	492	23,081	30,358	(17,584)	1,752	120	38,219

Net income			6,174				6,174
Issuance of stock for Massachusetts Fincorp, Inc. acquisition	51	10,368					10,419
Exercise of stock options	12	891					903
Increase in unrealized gain on available for sale securities, net of taxes					3,491		3,491
Dividends declared (0.41 per share)			(1,426)				(1,426)

Balance at December 31, 2002	555	34,340	35,106	(17,584)	5,243	120	57,780

Net income	—	—	2,314	—	—	—	2,314
Exercise of stock options	16	2,375	—	—	—	—	2,391
Unearned compensation	—	—	—	—	—	(345)	(345)
Increase in unrealized gain on available for sale securities, net of taxes	—	—	—	—	(4,077)		(4,077)
Dividends declared ($0.33 per share)	—	—	(1,267)	—	—	—	(1,267)

Balance at September 30, 2003	$571	$36,715	$36,153	$(17,584)	$1,166	$(225)	$56,796

The accompanying notes are an integral part of these

consolidated financial statements.

Abington Bancorp, Inc.

Consolidated Statements of Comprehensive Income

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in Thousands)	2003	2002	2002	2001	2000
		(Restated)		(Restated)
	(Unaudited)
Net income, as reported	$2,314	$5,046	$6,174	$2,032	$4,493

Unrealized gains on securities, net of tax provisions (benefits) of $(1,874) and $1,792 for the respective nine month periods (unaudited) and $1,810, $922 and $2,503, in 2002, 2001 and 2000, respectively	(3,480)	3,328	3,389	1,827	4,649

Less: Reclassification adjustment for securities gains (losses) included in net income, net of tax (benefits) provisions of $322 and $(85) for the nine month periods (unaudited) and ($55), ($603) and $142, in 2002, 2001 and 2000, respectively	597	(156)	(102)	(1,120)	263

Comprehensive income (loss)	$(1,763)	$8,530	$9,665	$4,979	$8,879

The accompanying notes are an integral part of these

consolidated financial statements.

Abington Bancorp, Inc.

Consolidated Statements of Cash Flows

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in Thousands)	2003	2002	2002	2001	2000
		(Restated)	(Restated)
	(Unaudited)
Cash flows from operating activities:
Net income	$2,314	$5,046	$6,174	$2,032	$4,493
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	375	75	225	1,705	160
Net (gain) loss on sales of other real estate owned	—	(85)	297	2	—
Gain on sale of bank premises and equipment	(33)	—	—	—	—
Amortization, accretion and depreciation, net	4,476	2,122	3,742	2,693	1,761
Provision (benefit) for (prepaid) deferred taxes	—	—	596	(997)	(257)
(Gain) loss on securities, net	(919)	241	157	1,723	(405)
Gain on sales of mortgage loans, net	(5,091)	(2,552)	(4,338)	(2,888)	(1,315)
Loans originated for sale in the secondary market	(420,483)	(162,669)	(304,826)	(198,700)	(69,907)
Proceeds from sales of loans	446,148	168,462	304,776	182,500	70,335
Other, net	1,824	(3,638)	(18,496)	14,691	(2,737)

Net cash (used in) provided by operating activities	28,611	7,002	(12,287)	2,761	2,128

Cash flows from investing activities:
Net cash received from Massachusetts Fincorp	—	4,493	4,493	—	—
Proceeds from sales of available for sale securities	142,292	18,176	30,570	133,355	4,839
Proceeds from principal payments on and maturities of available for sale securities	220,254	79,316	155,958	109,394	24,387
Purchase of available for sale securities	(314,287)	(192,572)	(231,439)	(226,033)	(75,815)
Loans (originated/purchased) paid, net	(25,879)	62,727	98,057	(12,386)	15,299
Purchase of banking premises and equipment	(793)	(1,731)	(2,706)	(1,576)	(1,966)
Proceeds from sale of bank’s premises and equipment	33	215	—	—	—
Proceeds from sales of other real estate owned	—	—	1,146	353	—

Net cash provided by (used in) investing activities	21,620	(29,376)	56,079	3,107	(33,256)

Cash flows from financing activities:
Net increase in deposits	10,252	50,414	49,218	42,712	65,055
Net increase (decrease) in borrowings with maturities of three months or less	1,483	(474)	956	(31,516)	(107,986)
Proceeds from issuance of short-term borrowings with maturities in excess of three months	—	—	—	—	10,000
Principal payments on short-term borrowings with maturities in excess of three months	—	—	—	(10,000)	(5,000)
Proceeds from issuance of long-term debt	10,000	35,000	35,000	75,000	101,717
Principal payments on long-term debt	(97,426)	(54,001)	(74,003)	(54,067)	(36,350)
Payment of cash dividends	(1,267)	(954)	(1,326)	(1,209)	(982)
Purchase of treasury stock	—	—	—	—	(1,699)
Purchase unearned ESOP stock	(345)	—	—	—	—
Proceeds from the exercise of stock options	2,094	433	903	179	260

Net cash provided by (used in) financing activities	(75,209)	30,418	10,748	21,099	25,015

Net increase (decrease) in cash and cash equivalents	(24,978)	8,044	54,540	26,967	(6,113)
Cash and cash equivalents at beginning of year	109,116	54,576	54,576	27,609	33,722

Cash and cash equivalents at end of year	$84,138	$62,620	$109,116	$54,576	$27,609

Supplemental cash flow information:
Interest paid on deposits	$6,509	$8,183	$10,758	$14,676	$13,013
Interest paid on borrowed funds	6,343	8,518	10,589	15,961	14,964
Income taxes paid	834	4,429	5,452	2,884	2,365

Transfers of loans to other real estate owned	—	—	—	355	—

Acquisition:
Liabilities assumed	—	$119,586	$119,586	—	—
Equity proceeds	—	10,419	10,419	—	—
Less: assets purchased	—	117,070	117,070	—	—
Premium paid	—	8,442	8,442	—	—

Net cash received	—	$4,493	$4,493	—	—

The accompanying notes are an integral part of these

consolidated financial statements.

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements

September 30, 2003 and 2002 (unaudited) and December 31, 2002

1. Summary of Significant Accounting Policies, Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of Abington Bancorp, Inc. (the “Company”) (a Massachusetts corporation) and its wholly owned subsidiaries, Abington Savings Bank (the “Bank”) and Abington Bancorp Capital Trust (See Note 3). The Bank also includes its wholly owned subsidiaries, Abington Securities Corporation, Mass Securities Corporation and Mass SEC Corp. II, which invest primarily in obligations of the United States Government and its agencies and equity securities, Old Colony Mortgage which originates and sells loans to investors on a servicing released basis (See Note 2), 70 Quincy Ave. LLC, which owns and operates a building in Quincy, which is also used as a bank branch; and Holt Park Place Development Corporation and Norroway Pond Development Corporation, each typically owning properties being marketed for sale. The Company’s primary business is serving as the holding company of the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements as of September 30, 2003 and for the nine months ended September 30, 2003 and 2002 have been prepared by Abington, without audit, and do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial statements, consisting primarily of normal recurring accruals, have been included. Operating results for the nine-month periods presented are not necessarily indicative of the results to be expected for the year or any other interim period. All amounts and disclosures as of September 30, 2003 and 2002 and for the periods then ended included herein have not been audited and are not included in the Report of Independent Accountants.

Use of Estimates In Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Operating results in the future could vary from the amounts derived from management’s estimates and assumptions. The most significant estimates include those used in determining the allowance for loan losses and other than temporary impairment of investment securities. In the opinion of management, all adjustments, consisting of normal recurring accruals necessary for a fair presentation of the results of interim periods, have been made. Operating results for the nine month interim periods ended September 30, 2003 and 2002 are not necessarily indicative of the results for the years then ended.

Restatement and Reclassifications

Based on the findings of an internal accounting review initiated by the Company during the first quarter of 2003, the Company announced that it would revise its 2002 financial results that had previously been announced and would restate its previously issued 2001 financial statements. The revisions and restatement are necessary to correct accounting errors related to the acceleration of prepayments on mortgage-backed investment securities, errors in recording payments received on various investment securities and certain adjustments related to accruals for income and expense.

During the internal accounting review, the Company identified a number of accounting errors recorded by its former controller, including underlying prepayment assumptions used in the calculation of interest income in 2002 that did not adequately reflect the actual prepayment rates received on a portion of its mortgage-backed securities (MBS) portfolio, and that certain payments received on a portion of its MBS portfolio were not properly applied. It was further determined, based upon the results of the preliminary review, that it would be

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002 necessary to revise the Company’s previously announced financial results for 2002 and restate the Company’s financial statements for 2001. The Company engaged its independent auditor, PricewaterhouseCoopers LLP, which replaced Arthur Andersen LLP in mid-2002, to undertake a re-audit of the year 2001. Accordingly, the financial statements as of and for the year ended December 31, 2001 have been restated to reflect the results of the 2001 re-audit.

Certain amounts in the 2001 and 2000 consolidated financial statements have been reclassified to conform to the 2002 presentation.

Cash Equivalents

Cash equivalents include amounts due from banks, short-term investments with original maturities of less than 3 months and federal funds sold on a daily basis.

Securities

Investment securities are classified in 1 of 3 categories and are accounted for as follows:

•	Debt securities that the Company has the positive intent and ability to hold to maturity are classified as “held for investment” securities and reported at amortized cost.

•	Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading securities” and reported at fair value, with unrealized gains and losses included in earnings.

•	Debt and equity securities not classified as either held for investment or trading are classified as “available for sale” and reported at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity, net of applicable income tax effects.

The Company had no securities classified as trading securities or held for investment at September 30, 2003, December 31, 2002 and 2001.

Mortgage-backed investments are reduced by principal payments with discounts and premiums being recognized on a level yield basis in income by the interest method over the expected maturity of the investments.

Management records an investment impairment charge at the point it believes an investment has experienced a decline in value that is other than temporary. In determining whether an other than temporary impairment has occurred, management reviews information about the underlying investment that is publicly available, analysts reports, applicable industry data and other pertinent information. The investment is written down to its current market value at the time the impairment is deemed to have occurred. Future adverse changes in market conditions, continued poor operating results of underlying investments or other factors could result in further losses that may not be reflected in an investment’s current carrying value, possibly requiring an additional impairment charge in the future.

Gains and losses on the disposition of securities are computed using the average cost method. Unrealized losses which are deemed to be other than temporary declines in value are charged to operations.

Loans and Allowance for Loan Losses

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio consists of mortgage loans in the southeastern Massachusetts area. The ability of the Company’s debtors to honor their contracts is generally dependent upon the stability of real estate market and the general economic conditions in the Company’s market area.

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

Funds for lending are partially derived from selling participating and whole interests in mortgage loans. Loans designated as held for sale are accounted for at the lower of their aggregate cost or market value. Gains or losses on sales of loans are recognized at the time of the sale and are adjusted when the average interest rate on the loans sold, after normal servicing fees, differs from the agreed yield to the buyer.

Of the total loan portfolio at September 30, 2003 and December 31, 2002, approximately 20% represents owner-occupied first mortgages located outside of Massachusetts, throughout the United States. At September 30, 2003, there are no concentrations in states that exceed 2.5% of total loans. At December 31, 2002 there were $11,300,000 in loans collateralized by residential properties in California and no other concentration exceeded 2.5% of total loans. In this purchased loan portfolio, the Company owns approximately $5,400,000 at September 30, 2003 and $11,300,000 at December 31, 2002 of loans collateralized by residential properties located in California. No other concentration in any other state, except for Massachusetts, exceeds 2.5% of total loans.

Loan origination and commitment fees and certain direct loan origination costs, as defined, are deferred and amortized as a yield adjustment over the contractual life of the related loans under the interest method. Premiums and discounts on purchased residential loans are also amortized as a yield adjustment by the interest method over the estimated duration of the loans. Unearned discounts are amortized under the interest method over the term of the related loans. All other interest on loans is recognized on a simple interest basis.

Interest on loans is generally not accrued when the principal or interest on the loan becomes delinquent in excess of 90 days, and/or in the judgment of management the collectibility of the principal or interest becomes doubtful. When a loan is placed on a non-accrual status, all interest previously accrued but not collected is reversed against interest income in the current period. Interest income is subsequently recognized only to the extent cash payments are received.

The allowance for loan losses related to loans that are identified as impaired is based on discounted cash flows using the loan’s effective interest rate or the fair value of the collateral for certain collateral dependent loans. The Company has determined that commercial and commercial real estate loans recognized by the Company as non-accrual, restructured troubled debt and certain internally adversely classified loans constitute the portfolio of impaired loans.

The allowance for loan losses is based on management’s evaluation of the level of the allowance required in relation to the estimated loss exposure in the loan portfolio. Factors considered in determining the allowance requirements include, among other factors, local industry trends, management’s ongoing review of individual loans, trends in levels of watched or criticized assets, an evaluation of results of examinations by regulatory authorities and analyses of historical trends in charge-offs and delinquencies. Loans are charged-off to the allowance for loan losses when, in the opinion of management, such loans are deemed to be uncollectible. The allowance is an estimate, and ultimate losses may vary from current estimates. As adjustments become necessary, they are reported in earnings during the periods in which they become known.

The allowance for loan losses as of September 30, 2003 and December 31, 2002 is based on management’s estimate of the amount required to absorb losses in the loan portfolio based on known current circumstances including real estate market conditions. Additionally, management assesses the risk of inherent but unidentified losses which are believed to exist based on evaluation of watched asset report trends and analysis, the results of which are reflected in current reserves. However, uncertainty exists as to future trends in the local economy and real estate market. If there is significant deterioration in the local economy the Company would expect increases in non-performing loans requiring additional provisions for loan losses and increased lost interest income on non-accrual loans.

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

Other Real Estate Owned

Real estate acquired by foreclosure and acquired by deed in lieu of foreclosure is classified as other real estate owned and initially recorded at the lower of cost or fair value less estimated selling costs. In the event subsequent declines in value are identified, other real estate owned is adjusted to fair market value through a charge to non-interest income.

The fair value for these assets is based on periodic analysis of the real estate by management. Factors considered include, but are not limited to, general economic and market conditions, geographic location, the composition of the real estate holdings and property conditions.

Banking Premises and Equipment

Land is carried at cost. Buildings, leasehold improvements and equipment are carried at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, or the terms of the leases, if shorter. The cost of maintenance and repairs are expensed as incurred; major expenditures for betterments are capitalized and depreciated.

The management of the Company reviews long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment is deemed to exist, long-lived assets are reported at the lower of the carrying amount or fair value less cost to sell.

In 2001, management developed a plan to dispose of certain real estate which was being used by the Company for non-branch purposes. As such the Company recorded a writedown of $635,000 to reflect this real estate at its estimated fair market value, which is included in occupancy and equipment expenses in the accompanying Consolidated Statement of Operations.

Goodwill and Other Intangible Assets

On January 1, 2002, the Company adopted SFAS No. 142 “Goodwill and Other Intangible Assets.” Under the provisions on SFAS No. 142, goodwill can no longer be amortized over its estimated useful life, but rather must be subject to an annual assessment for impairment by applying a fair-value based test. The Company’s other intangible assets have finite lives and are amortized on a straight-line basis over their estimated lives of 7 to 10 years. There were no adjustments required for impairment based upon management’s analysis as of September 30, 2003 or December 31, 2002.

Upon the adoption of SFAS 142, the Company ceased amortizing its goodwill. The pro forma effect of adoption of SFAS No. 142 to the 2001 and 2000 results is shown in Note 17.

On October 1, 2002, the Financial Accounting Standards Board (“FASB”) released SFAS No. 147, “Acquisitions of Certain Financial Institutions.” The statement allows financial institutions that have certain unidentifiable intangible assets that arose from business combinations where the fair value of liabilities assumed exceeded the fair value of assets acquired (or SFAS No. 72, assets) to reclassify these assets to goodwill as of the later of the date of acquisition or the application date of SFAS No. 142, January 1, 2002. SFAS No. 147 also modifies SFAS No. 144 to include in its scope long-term customer-relationship intangible assets and thus subject those intangible assets to the same measurement provisions required for other long-lived assets.

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

Income Taxes

Tax assets and liabilities are reflected at currently enacted income tax rates. As changes in tax laws and rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Stock Based Compensation

The Company accounts for stock options under the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” under which no compensation expense is recognized when the stock options are granted.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based methods of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosure about the method of accounting for stock based compensation and the effect of the method on reported results.

The Company continues to follow the intrinsic value method of accounting as prescribed by APB No. 25. The following table presents the effects on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000
		(Restated)	(Restated)
	(Dollars in Thousands, Except Per Share Data)
Net income	$2,314	$5,046	$6,174	$2,032	$4,493

Add: Stock based compensation expense reported in net income, net of taxes	14	18	—	—	—

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(26)	(82)	(132)	(252)	(356)

Pro forma net income	$2,302	$4,982	$6,042	$1,780	$4,137

Earnings per share:
Basic:
As reported	$0.61	$1.55	$1.83	$0.65	$1.46
Pro forma	$0.61	$1.53	$1.79	$0.57	$1.35
Diluted:
As reported	$0.58	$1.50	$1.76	$0.63	$1.41
Pro forma	$0.58	$1.48	$1.72	$0.55	$1.30

Accounting for Certain Incentives

In December 2001, the Company elected to early adopt EITF Issue No. 00-14, “Accounting for Certain Sales Incentives.” This pronouncement provided additional guidance for the accounting for the cost of incentives given to customers to open new deposit accounts with the Bank. Under this guidance, the cost of the incentive

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002 should be charged to earnings on the date the account is opened (which is the date that the sales incentive is offered). This varies from the previous methodology used by the Company, which was to defer this cost and amortize it to expense over the expected life of the deposit account relationship. The impact of this change in accounting is reflected on a net of tax basis as if it were applied at the beginning of the current year. The cumulative effect of this change in accounting principle was to write off the unamortized portion of previously capitalized incentives at January 1, 2001 totaling $298,000, net of tax. Additionally, previously reported quarterly operating results have been restated to reflect the application of the new accounting principle in 2001. This quarterly restatement did not have a material impact on the quarterly results (See Note 25).

Recent Accounting Pronouncements

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and does not apply to goodwill or intangible assets that are not being amortized and certain other long-lived assets. This Statement supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting provisions of Accounting Principles Board (“APB”) Opinion No. 30, “Reporting the Results of Operations—Reporting Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends Accounting Research Bulletin (ARB) No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, with early adoption encouraged. The Company adopted SFAS No. 144 on January 1, 2002; it did not have a material impact on the Company’s Consolidated Financial Statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 among other things, addresses financial accounting and reporting of gains and losses from extinguishment of debt. SFAS No. 145 requires gains and losses resulting from the extinguishment of debt to be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” This Statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements,” and amends SFAS No. 13, “Accounting for Leases.” SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, with early application encouraged. The Company does not believe the adoption of this Statement will have a material impact on the Company’s financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. The statement supersedes Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not believe the adoption of this Statement will have a material impact on the Company’s financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions,” which provides guidance on the accounting for the acquisition of a financial institution and supersedes the specialized accounting guidance provided in SFAS No. 72, “Accounting for Certain Acquisitions of Banking or Thrift

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

Institutions.” SFAS No. 147 became effective upon issuance and requires companies to cease amortization of unidentified intangible assets associated with certain branch acquisitions and reclassify these assets to goodwill. SFAS No. 147 also modifies SFAS No. 144 to include in its scope long-term customer-relationship intangible assets and thus subject those intangible assets to the same measurement provisions required for other long-lived assets.

The provisions of SFAS No. 147 are effective for acquisitions for which the date of acquisition is on or after October 1, 2002 and the guidance for the impairment of long-term customer relationship intangible assets is effective October 1, 2002. The Company did not have any unidentified intangible assets that required reclassification to goodwill and there were no adjustments required for impairment based on management’s assessment of intangible assets and goodwill.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 clarifies the requirements of SFAS No. 5, “Accounting for Contingencies,” relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying agreement that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in an SPE, and guarantees of a company’s own future performance. Other guarantees are subject to the disclosure requirements of FIN 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, a parent’s guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance not price. The disclosure requirements of FIN 45 are effective for the Company as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor’s obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. Significant guarantees that have been entered into by the Company are disclosed in Note 12. The Company does not expect the requirements of FIN 45 to have a material impact on results of operations, financial position, or liquidity.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based methods of accounting for stock-based employee compensation. Companies are able to eliminate a “ramp-up” effect that the SFAS No. 123 transition rule creates in the year of adoption. Companies can choose to elect a method that will provide for comparability amongst years reported. In addition, this Statement amends the disclosure requirement of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the fair value based method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition amendments to SFAS No. 123 are effective for financial statements for fiscal years ending after December 15, 2002. Should the Company consider the adoption of fair value based compensation of stock options, the potential impact to the Company of adopting such accounting can be seen in the section entitled “—Stock Based Compensation” on page F-13 above.

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” The objective of FIN 46 is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests and results of operations of a VIE need to be included in a company’s consolidated financial statements. The provisions of FIN 46 became effective upon issuance. As of December 31, 2002 the Company had no variable interest entities. As written, however, FIN 46 would de-consolidate the Trust that holds parent company debt and move the debt directly to the parent company balance sheet, thereby removing the minority interest line item that represents preferred shares in the Trust. In October 2003, the FASB agreed to defer the effective date of FIN 46 for variable interests held by public companies in all entities that were acquired before February 1, 2003. This deferral is to allow time for certain implementation issues to be addressed through the issuance of potential modification to the Interpretation. The deferral revised the effective date for consolidation of these entities to the period ended December 1, 2003. Based on the current rules, the Company does not believe the Interpretation will have a material impact on the Company’s financial position or results of operation.

In April 2003, the Financial Accounting Standards Board issued SFAS No. 149, “Amendment of Statement 133 on Derivative and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except for certain contracts that relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003. The Company has not completed an analysis to determine the potential impact of this statement, but does not believe that it will have a material impact on the Company’s financial position or results of operation.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 became effective during the third quarter of 2003 and required that an issuer classify financial instruments, such as the Company’s mandatorily redeemable securities, as a liability and the related payments thereon as interest expense. On November 7, 2003, the FASB issued Staff Position 150-3 which deferred the application of several provisions of SFAS No. 150. Staff Position 150-3 notes FASB Board plans to reconsider implementation issues and, perhaps, classification or measurement guidance of SFAS No. 150 during the deferral period. On October 23, 2003, the Company reported its operating results for the three and nine months ended September 30, 2003 under the earlier provisions of SFAS No. 150. The accompanying financial statements have been presented consistent with prior periods, reflecting the deferral of the provisions of SFAS No. 150 pursuant to the guidance contained in Staff Position 150-3. There is no effect on net income in any of the periods presented as a result of the application or deferral of SFAS No. 150.

2. Acquisitions

On September 13, 2002 the Company completed the acquisition of Massachusetts Fincorp, Inc. (MAFN), the parent company of The Massachusetts Co-operative Bank with three branches in the Greater Boston area. The transaction was accounted for under the purchase method of accounting. Accordingly, the consolidated assets and liabilities of MAFN are included in the Company’s consolidated balance sheet and the results of MAFN’s operations have been included in the consolidated financial statements since September 14, 2002. The Company recorded goodwill of $4.2 million and other intangible assets of $4.2 million in connection with the acquisition.

Approximately 510,500 shares of Company stock were issued and the majority of previously outstanding options to purchase the stock of MAFN were converted to 80,145 options to acquire shares of the Company’s common stock at prices ranging from $7.13 to $8.84.

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

The following table summarizes the allocation of purchase price to assets and liabilities acquired on September 13, 2002:

(Dollars in Thousands)
Cash and cash equivalents	$4,493
Securities	26,860
Loans	83,932
Less: allowance for loan loss	(739)
Loans, net	83,193
Federal Home Loan Bank stock	1,142
Fixed assets	4,367
Goodwill intangible	4,242
Core deposit intangible	4,200
Other assets	1,508

$130,005
Deposits	99,951
Borrowed funds	14,548
Accrued and other liabilities	5,087
Equity	10,419

$130,005

Following is supplemental information, reflecting selected pro forma results as if the acquisition had been consummated as of January 1, 2001 (in thousands, except EPS):

	For the Years Ended December 31,
	2002	2001
Total revenue	$64,829	$67,367
Income before cumulative effect of change in accounting principle	6,468	2,961
Net income	6,468	2,653
Diluted earnings per share (EPS)	1.84	0.82

Total revenue includes net interest income and non-interest income.

3. Guaranteed Preferred Beneficial Interest in the Company’s Junior Subordinated Debentures (Trust Preferred Securities)

In May 1998, the Company formed a Delaware business trust, Abington Bancorp Capital Trust (the “Trust”). All of the common securities of this special purpose Trust are owned by the Company; the Trust exists solely to issue capital securities. For financial reporting purposes, the Trust is reported as a subsidiary and is consolidated into the financial statements of Abington and subsidiaries. The capital securities are separately presented in the consolidated balance sheet as a guaranteed preferred beneficial interest in the Company’s Junior Subordinated Debentures (trust preferred securities). The Trust has issued trust preferred securities and invested the net proceeds in junior subordinated deferrable interest debentures (subordinated debentures) issued to the Trust by the Company. The subordinated debentures are the sole assets of the Trust. The Company has the right to defer payment of interest on the subordinated debentures at any time, or from time to time, for periods not exceeding 5 years. If interest payments on the subordinated debentures are deferred, the distributions on the trust

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002 preferred securities are also deferred. Interest on the subordinated debentures is cumulative. The Company, through guarantees and agreements, has fully and unconditionally guaranteed all of the Trust’s obligations under the trust preferred securities.

The Federal Reserve Bank has accorded the trust preferred securities Tier 1 capital status limited to approximately 25% of such capital. The ability to apply Tier 1 capital treatment, as well as to deduct the expense of the subordinated debentures for income tax purposes, provided the Company with a cost-effective way to raise regulatory capital. The trust preferred securities are not included as a component of total stockholders’ equity in the consolidated balance sheet.

The 8.25% trust preferred securities pay quarterly distributions which commenced in September 1998. The Trust issued 1,265,000 preferred shares ($10 per share liquidation value). Total issuance costs of approximately $735,000, which was deferred and is netted against the outstanding value of the trust preferred securities on the accompanying balance sheet. The offering costs are being amortized over 10 years. Distributions, including those accrued and accumulated, and amortization expense totaling $1,120,000 for 2002, 2001, and 2000 relating to these trust preferred securities is reflected in the statement of operations in non-interest expense.

The maturity date of the trust preferred securities may be shortened to a date not earlier than 2003 if certain conditions are met, including obtaining approval from the Board of Governors of the Federal Reserve System. The redemption price of the trust preferred securities would equal the liquidation value of each security.

4. Regulatory Matters

The Company and the Bank are subject to various regulatory requirements administered by the federal banking agencies.

Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to assets (as defined). Management believes as of September 30, 2003 and December 31, 2002, that the Company and the Bank met all capital adequacy requirements to which they are subject. As of December 31, 2002, the most recent notification from the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category. To be considered well-capitalized under the regulatory framework for prompt corrective action, the Bank must maintain minimum Tier 1 leverage, Tier 1 risk-based and total risk-based capital ratios as set forth in the table below.

	Actual		For Capital Adequacy Purposes		Well-Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
As of September 30, 2003:
Company
Total capital (to risk-weighted assets)	$62,808	15.65%	$32,097	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	58,570	14.60%	16,049	4.00%	N/A	N/A
Tier 1 capital (to ending assets)	58,570	6.66%	35,194	4.00%	N/A	N/A
Bank
Total capital (to risk-weighted assets)	60,793	14.64%	33,229	8.00%	41,536	10.00%
Tier 1 capital (to risk-weighted assets)	56,555	13.62%	16,614	4.00%	24,922	6.00%
Tier 1 capital (to ending assets)	56,555	6.43%	35,194	4.00%	43,992	5.00%

As of December 31, 2002:
Company
Total capital (to risk-weighted assets)	58,604	13.73%	34,153	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	54,392	12.74%	17,077	4.00%	N/A	N/A
Tier 1 capital (to ending assets)	54,392	6.00%	36,230	4.00%	N/A	N/A
Bank
Total capital (to risk-weighted assets)	58,253	13.06%	35,931	8.00%	44,914	10.00%
Tier 1 capital (to risk-weighted assets)	54,491	12.14%	17,965	4.00%	26,948	6.00%
Tier 1 capital (to ending assets)	54,491	6.01%	36,229	4.00%	45,286	5.00%

As of December 31, 2001: (Restated)
Company
Total capital (to risk-weighted assets)	51,607	12.57%	32,856	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	46,371	11.29%	16,435	4.00%	N/A	N/A
Tier 1 capital (to ending assets)	46,371	6.02%	30,790	4.00%	N/A	N/A
Bank
Total capital (to risk-weighted assets)	51,530	12.56%	32,834	8.00%	41,042	10.00%
Tier 1 capital (to risk-weighted assets)	46,295	11.29%	16,409	4.00%	24,614	6.00%
Total capital (to ending assets)	46,295	6.01%	30,790	4.00%	38,488	5.00%

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

5. Securities

The amortized cost and fair value of securities classified as available for sale at September 30, 2003 is as follows:

	September 30, 2003
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in Thousands)
Investment securities:
U.S. Government obligations	$439	$—	$—	$439
Federal agency obligations	28,362	286	—	28,648
Other bonds and obligations	2,288	5	(40)	2,253

Total investment securities	31,089	291	(40)	31,340

Marketable equity securities	—	—	—	—
Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	32,880	490	(259)	33,111
Federal National Mortgage Association	199,158	2,666	(1,410)	200,414
Government National Mortgage Association	1,094	59	—	1,153
Other	30,352	316	(201)	30,466

Total mortgage-backed securities	263,484	3,531	(1,870)	265,144

	$294,572	$3,822	$(1,910)	$296,484

The amortized cost and fair value of investments and mortgage-backed securities, respectively, at September 30, 2003 by contractual maturity follows. Expected maturities or cash flows from securities will differ from contractual maturities because the issuer may have the right to call or repay obligations with or without call or prepayment penalties. Projected payments and prepayments for mortgage-backed securities have not been considered for purposes of this presentation.

Investment Securities	Amortized Cost	% To Total	Fair Value
	(Dollars in Thousands)
Over 1 year to 5 years	$28,362	91.3%	$28,648
Over 5 years to 10 years	439	1.40	439
Over 10 years	2,253	7.30	2,253

	$31,054	100.0%	$31,340

Mortgage-Backed Securities	Amortized Cost	% To Total	Fair Value
	(Dollars in Thousands)
Over 5 years to 10 years	$40,692	15.4%	$40,839
Over 10 years	222,792	84.6	224,839

	$263,484	100.0%	$265,144

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

The amortized cost and fair value of securities classified as available for sale at December 31, 2002 and 2001 are as follows:

	At December 31,
	2002				2001 (Restated)
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in Thousands)
Investment securities:
U.S. Government obligations	$473	$44	$—	$517	$525	$28	$—	$553
Federal agency obligations	48,485	820	—	49,305	17,145	119	29	17,235
Other bonds and obligations	35	—	—	35	16,510	177	234	16,453

Total investment securities	48,993	864	—	49,857	34,180	324	263	34,241

Marketable equity securities	—	—	—	—	3,070	281	54	3,297
Mortgage-backed securities:
Federal Home Loan Mortgage Corporation	53,007	1,280	8	54,279	32,953	272	39	33,186
Federal National Mortgage Association	128,537	3,928	113	132,352	81,517	1,255	303	82,469
Government National Mortgage Association	6,809	192	20	6,981	17,966	522		18,488
Other	106,407	2,512	49	108,870	104,184	1,388	466	105,106

Total mortgage-backed securities	294,760	7,912	190	302,482	236,620	3,437	808	239,249

	$343,753	$8,776	$190	$352,339	$273,870	$4,042	$1,125	$276,787

The amortized cost and fair value of investments and mortgage-backed securities, respectively, at December 31, 2002 by contractual maturity follows. Expected maturities or cash flows from securities will differ from contractual maturities because the issuer may have the right to call or repay obligations with or without call or prepayment penalties. Projected payments and prepayments for mortgage-backed securities have not been considered for purposes of this presentation.

Investment Securities	Amortized Cost	% To Total	Fair Value
	(Dollars in Thousands)
Within 1 year	$5,043	10.3%	$5,061
Over 1 year to 5 years	38,667	78.9	39,332
Over 5 years to 10 years	3,283	6.7	3,401
Over 10 years	2,000	4.1	2,063

	$48,993	100.0%	$49,857

Mortgage-Backed Securities	Amortized Cost	% Of Total	Fair Value
	(Dollars in Thousands)
Within 1 Year	$—	—%	$—
Over 1 Year To 5 Years	966	0.3	996
Over 5 Years To 10 Years	19,390	6.6	20,074
Over 10 Years	274,404	93.1	281,412

	$294,760	100.0%	$302,482

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

There were no gains or losses on sales of marketable equity securities during the nine month period ended September 30, 2003. Gross gains on sales of marketable equity securities were $273,000 for the nine months ended September 30, 2002. Gross losses on sales of marketable equity securities were $502,000 for the nine months ended September 30, 2002.

Gross gains on sales of marketable equity securities were $216,000, $847,000 and $400,000 for 2002, 2001 and 2000, respectively. There were losses of $710,000 and $2,122,000 on sales of equity securities in 2002 and 2001, respectively. There were no losses on sales of equity securities in 2000.

Gross gains on sales of investment securities were $454,000 and $72,000 for the nine months ended September 30, 2003 and 2002, respectively. Gross losses on sales of investment securities were $0 and $84,000 for the nine months ended September 30, 2003 and 2002, respectively.

Gross gains on sales of investment securities were $447,000, $536,000 and $5,000 for 2002, 2001 and 2000, respectively. Gross losses on sales of investment securities were $110,000 and $2,618,000 for 2002 and 2001, respectively. There were no losses on sales of investment securities in 2000.

Proceeds from sales of mortgage-backed investments classified as available for sale during the nine months ended September 30, 2003 were $110,307,000. There were no sales of mortgage-backed investments classified as available for sale during the nine months ended September 30, 2002. Gross gains of $690,000 were realized and gross losses of $225,000 were realized on those sales for the nine months ended September 30, 2003.

There were no sales of mortgage-backed investments classified as available for sale during 2002 and 2000. Proceeds from sales of mortgage-backed investments classified as available for sale during 2001 were $98,595,000. Gross gains of $1,641,000 were realized and gross losses of $7,000 were realized on those sales in 2001.

A U.S. agency obligation security with a carrying value of $1,000,000 was pledged to collateralize treasury, tax and loan obligations at December 31, 2002.

All agency and mortgage-backed securities also serve as collateral for Federal Home Loan Bank borrowings as part of a blanket collateral agreement as further described in Note 9.

At September 30, 2003, securities with a carrying value of $10,867,000 were pledged as collateral on retail repurchase agreements.

At December 31, 2002 securities with a carrying value of $11,226,000 were pledged as collateral on retail repurchase agreements.

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

6. Loans

A summary of the loan portfolio follows:

	September 30, 2003	December 31,
		2002	2001
	(Dollars in Thousands)
Mortgage loans:
Residential	$193,832	$182,629	$252,809
Second mortgages and home equity	43,617	33,702	28,301
Construction	20,169	20,324	17,582
Commercial	119,077	112,374	71,963

	376,695	349,029	370,655

Less: Due to borrowers on incomplete loans	(7,849)	(4,992)	(5,510)
Net deferred loan fees	201	(88)	(161)

Total mortgage loans	369,047	343,949	364,984

Commercial loans:
Secured and unsecured	9,217	9,568	13,844
Net deferred loan costs	110	74	150

Total commercial loans	9,327	9,642	13,994

Other loans:
Personal	1,267	1,239	1,484
Passbook and other secured	6,717	6,569	5,805
Home improvement	14	35	62

Total other loans	7,998	7,843	7,351

Total loans	386,372	361,434	386,329
Less: allowance for loan losses	(4,238)	(4,212)	(5,482)

Loans, net	$382,134	$357,222	$380,847

The above table includes $1,851,000 at December 31, 2002 of unamortized purchase premium related to loans acquired from MAFN.

At September 30, 2003, December 31, 2002 and 2001, the Company also held approximately $15,055,000, $35,629,000 and $22,705,000, respectively, of loans held for sale. At September 30, 2003, December 31, 2002 and 2001, the estimated market values of loans held for sale was in excess of their carrying value. In addition, the Company was servicing mortgage loans sold under non-recourse agreements amounting to approximately $24,129,000, $45,517,000 and $74,605,000 at September 30, 2003, December 31, 2002 and 2001, respectively.

In the ordinary course of business, the Company has granted loans to certain of its officers and directors and their affiliates. All transactions are on substantially the same terms as those prevailing at the same time for individuals not affiliated with the Bank and do not involve more than the normal risk of collectibility. The total amount of such loans which exceeded $60,000 in aggregate amounted to $118,000 at September 30, 2003, $306,000 at December 31, 2002, and $294,000 at December 31, 2001. During the nine months ended September 30, 2003, there were no principal additions and total principal reductions were $188,000. During the year ended December 31, 2002, total principal additions were $36,000 and total principal reductions were $24,000.

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

Additionally, all conforming residential mortgage loans (first-lien) and also first mortgages on residential property with four or more units (considered in commercial real estate above for financial reporting purposes) are considered collateral for Federal Home Loan Bank borrowings as part of the blanket collateral agreement as further described in Note 9. These loans totaled approximately $207,897,000, $238,076,000 and $280,402,000, at September 30, 2003, December 31, 2002 and 2001, respectively.

The following analysis summarizes the Company’s non-performing assets at September 30, 2003, December 31, 2002 and 2001:

	September 30, 2003	December 31,
		2002	2001
	(Dollars in Thousands)
Impaired loans	$2,257	$2,024	$3,881
Accruing loans past due 90 days or more as to principal or interest	—	7	78

Total non-performing loans	2,257	2,031	3,959
Other real estate owned, net	—	—	—

Total non-performing assets	$2,257	$2,031	$3,959

The recorded total investment in impaired loans was $2,257,000 at September 30, 2003 and $2,024,000 and $3,881,000 at December 31, 2002 and 2001, respectively. There were no impaired loans that required a specific allocation of the allowance for loan losses at either September 30, 2003 or December 31, 2002. Impaired loans totaling $3,432,000 at December 31, 2001 required an allocation of $2,181,000 of the allowance for loan losses. All loans identified as impaired are accounted for as non-accrual. The remaining impaired loans did not require any allocation of the allowance for possible loan losses. The average balance of impaired loans was approximately $2,058,000 during the nine months ended September 30, 2003 and $3,568,000, $704,000 and $468,000 in 2002, 2001 and 2000, respectively. The total amount of interest income recognized on impaired loans during the nine month periods ended September 30, 2003 and 2002 was $10,000 and $100,000 respectively, and during 2002, 2001 and 2000 was approximately $108,000, $39,000 and $70,000, respectively, which approximated the amount of cash received for interest during those periods. The Company has no commitments to lend additional funds to borrowers whose loans have been deemed to be impaired.

An analysis of the allowance for loan losses follows:

	For the Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001	2000
	(Dollars in Thousands)
Balance at beginning of year	$4,212	$5,482	$5,482	$3,856	$3,701
Allowance for loan losses acquired from Massachusetts Fincorp	—	739	739	—	—
Provision	375	75	225	1,705	160
Recoveries	136	102	162	164	279

	4,723	6,398	6,608	5,725	4,140
Loans charged-off	(485)	(176)	(2,396)	(243)	(284)

Balance at end of year	$4,238	$6,222	$4,212	$5,482	$3,856

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

7. Banking Premises and Equipment

A summary of the cost and accumulated depreciation of banking premises and equipment and their estimated useful lives is as follows:

	September 30, 2003	December 31,		Estimated Useful Lives
		2002	2001
	(Dollars in Thousands)
Land	$2,331	$2,619	$1,971
Buildings and improvements	8,568	9,019	6,809	10-25 years
Leasehold improvements	2,543	2,489	1,759	10-15 years
Equipment	16,122	15,466	13,140	3-10 years

	$29,564	29,593	23,679
Less accumulated depreciation	$(17,704)	(16,229)	(14,895)

	$12,160	$13,364	$8,784

Depreciation expense for the nine month periods ended September 30, 2003 and 2002 amounted to $1,502,000 and $1,157,000, respectively.

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 amounted to $1,644,000, $2,274,000 and $1,522,000, respectively.

8. Deposits

A summary of deposit balances, by type, is as follows:

	September 30, 2003	December 31,
		2002	2001
	(Dollars in Thousands)
Demand	$95,842	$90,960	$66,344
NOW	108,686	105,047	79,659
Other savings	186,716	172,787	132,484
Money market deposits	95,814	87,693	31,314

Total non-certificate accounts	487,058	456,487	309,801

Term certificate accounts	123,805	138,795	142,314
Term certificates greater than 100	45,817	51,346	45,344

Total certificate accounts	169,622	190,141	187,658

Total deposits	$656,680	$646,628	$497,459

A summary of certificate accounts by maturity is as follows:

	September 30, 2003		December 31,
			2002		2001
	(Dollars in Thousands)
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Within 1 year	$109,898	2.28%	$121,448	2.94%	$143,088	5.10%
Over 1 year to 3 years	47,416	3.92	58,502	4.14	25,646	4.92
Over 3 years to 5 years	12,308	4.02	10,191	4.50	18,924	5.52

	$169,622	2.86%	$190,141	3.39%	$187,658	5.12%

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

Term certificate accounts include $155,000 of unamortized purchase premium at September 30, 2003 and $355,000 of unamortized purchase premium at December 31, 2002.

9. Short-Term Borrowings

Short-term borrowings consist of retail purchase agreements and Federal Home Loan Bank advances with original maturities of 1 year or less. The retail repurchase agreements are collateralized by securities. All borrowings from the Federal Home Loan Bank are secured under a blanket lien by certain qualified collateral defined principally as 85% to 90% of the carrying value of U.S. Government and agency obligations, including mortgage-backed securities, and 75% of the carrying value of residential mortgage loans. Information relating to activity and rates paid under these borrowing agreements is presented below:

	Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001	2000
	(Dollars in Thousands)
Maximum amount outstanding during the year	$127,900	$14,389	$18,287	$63,353	$147,996
Average month-end balance outstanding during the year	$34,543	$9,478	$9,460	$27,087	$105,813
Average interest rate during the year	1.68%	1.99%	1.86%	4.49%	6.21%
Unused line of credit at Federal Home Loan Bank	$9,733	$9,733	$9,733	$9,733	$9,733
Amount outstanding at end of year	$12,489	$7,575	$11,006	$8,049	$49,565
Weighted average interest rate at end of year	0.90%	1.75%	2.00%	2.47%	6.24%

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

10. Long-Term Debt

A summary of long-term debt, consisting of Federal Home Loan Bank advances with an original maturity of greater than one year, is as follows:

Maturity Date	Interest Rate	September 30, 2003	December 31,
			2002	2001
		(Dollars in Thousands)
June 27, 2002	7.12%	$—	$—	$50,000
October 15, 2002	6.56	—	—	20,000
February 28, 2003	2.65	—	10,000	—
April 6, 2003	2.99	—	1,000	—
May 15, 2003	4.76	—	5,000	5,000
June 20, 2003	4.35	—	10,000	10,000
November 14, 2003	4.91	—	2,500	—
December 5, 2003 (callable December 5, 2001)	6.01	—	10,000	10,000
January 30, 2004	3.50	—	15,000	—
March 15, 2004	3.91	—	10,000	—
June 22, 2004	4.75	—	10,000	10,000
August 30, 2004 (callable August 30, 2001)	5.79	—	5,000	5,000
February 28, 2005	1.96	5,000	—	—
February 28, 2006	2.47	5,000	—	—
March 20, 2006 (callable December 20, 2002)	4.38	—	2,000	—
March 27, 2006 (callable March 26, 2003)	4.54	—	5,000	5,000
March 20, 2007 (callable March 20, 2003)	4.47	—	3,000	—
June 19, 2007 (callable June 19, 2003)	3.99	—	3,500	—
June 15, 2009	4.00	—	62	—
November 1, 2009 (callable February 1, 2001)	5.54	5,000	5,000	5,000
November 9, 2009 (callable November 9, 2001)	5.57	10,000	10,000	10,000
March 22, 2010 (callable March 21, 2001)	6.12	5,000	5,000	5,000
April 12, 2010 (callable April 12, 2001)	5.99	4,000	4,000	4,000
December 6, 2010 (callable June 5, 2001)	5.43	5,000	5,000	5,000
January 24, 2011 (callable January 22, 2002)	4.50	10,000	10,000	10,000
March 14, 2011 (callable March 12, 2004)	4.81	10,000	10,000	10,000
March 28, 2011 (callable March 26, 2002)	3.99	—	5,000	5,000
April 11, 2011 (callable April 12, 2004)	4.65	10,000	10,000	10,000
June 1, 2011 (callable June 1, 2004)	4.99	5,000	5,000	5,000
September 6, 2011 (callable September 5, 2006)	4.88	5,000	5,000	5,000
December 9, 2017	5.66	—	500	500
September 25, 2023	3.75	136	—	—
Unamortized purchase premium		—	447	—

		$79,136	$167,009	$193,500

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

11. Income Taxes

The provision (benefit) for income taxes, including the tax effect of change in accounting principle in 2001, consists of the following:

	Years Ended December 31,
	2002	2001	2000
	(Restated)
	(Dollars in Thousands)
Current:
Federal	$2,764	$2,018	$2,598
State	456	252	183

	3,220	2,270	2,781

Deferred:
Federal	443	(741)	(191)
State	153	(256)	(66)

	596	(997)	(257)

Total	$3,816	$1,273	$2,524

The reason for the differences between the statutory tax rates and the effective tax rate are summarized as follows:

	Years Ended December 31,
	2002	2001	2000
	(Restated)
Statutory rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	4.00		1.10
Amortization of non-deductible goodwill		1.70	1.10
Other, net	(0.20)	(0.40)	(0.20)

	38.2%	35.3%	36.0%

The components of net deferred taxes as recorded as of December 31, 2002 and 2001 are as follows (assets/(liabilities)):

	December 31,
	2002	2001
		(Restated)
	(Dollars in Thousands)
Loan loss reserves	1,645	2,246
Depreciation	851	579
Accrued pension	229	211
Equity in partnership losses	(1,699)	(1,756)
Core deposit intangible/goodwill	(89)	(66)
Purchase accounting adjustment	(2,091)
Capital losses	282
Other, net	93	258

	(779)	1,472
Deferred tax liabilities applicable to net unrealized losses on securities	(3,353)	(1,165)

Net deferred tax assets (liability)	(4,132)	307

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

In August of 1996, Congress passed the Small Business Job Protection Act of 1996. Included in this bill was the repeal of Internal Revenue Code Section 593, which allowed thrift institutions special provisions in calculating bad debt deductions for income tax purposes. Thrift institutions are now viewed as commercial banks for income tax purposes.

One effect of this legislative change was to suspend the Bank’s bad debt reserve for income tax purposes as of its base year (October 31, 1988). Any bad debt reserve in excess of the base year amount is subject to recapture over a 6 year time period. The suspended (i.e., base year) amount is subject to recapture upon the occurrence of certain events, such as complete or partial redemption of the Bank’s stock or if the Bank ceases to qualify as a bank for income tax purposes.

At December 31, 2001, the Bank’s surplus includes approximately $1,960,000 of bad debt deductions for which income taxes have not been provided. As the Bank does not intend to use the reserve for purposes other than to absorb loan losses, deferred taxes of approximately $820,000 have not been provided on this amount.

12. Commitments and Contingencies

In the normal course of business, there are outstanding commitments and contingencies which are not reflected in the consolidated financial statements as discussed below.

Litigation

The Company is a defendant in various legal claims incident to its business, none of which is believed by management, based on the advice of legal counsel, to be material to the consolidated financial statements.

Special Termination Agreements

The Company has entered into Special Termination Agreements with five officers which provide for a lump-sum severance payment if there is a terminating event within a 3 year period following a “change in control,” as defined in the agreements.

Loan and General Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments principally include commitments to extend credit and advance funds on outstanding lines of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts or unpaid principal balance of those instruments reflect the extent of involvement the Company has in these particular classes of financial instruments.

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

The Company’s exposure to credit loss is represented by the contractual amount or unpaid principal balance of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for financial instruments reflected on the balance sheet. Financial instruments which represent credit risk at September 30, 2003 and December 31, 2002 and 2001 are as follows:

	September 30, 2003	At December 31,
		2002	2001
	(Dollars in Thousands)
Contract amount of:
Commitments to grant loans	$51,811	$72,288	$44,930
Unadvanced funds on home equity lines of credit	30,374	23,907	18,437
Unadvanced funds on other lines of credit	10,095	10,102	8,357
Commitments to advance funds under construction loan agreements	6,704	4,992	5,510
Standby letters of credit	—	137	97

Commitments to grant loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis.

Standby letters of credit are conditional commitments that guarantee the performance of a customer to a third party. The letters of credit are primarily issued to support borrowing arrangements and have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The letters of credit are generally secured.

Lease Commitments

Pursuant to the terms of non-cancelable lease agreements, future minimum rent commitments for the next 5 years and thereafter are as follows at December 31, 2002:

Year	Amount
(Dollars in Thousands)
2003	$1,361
2004	1,375
2005	1,415
2006	1,440
2007	1,331
Thereafter	4,949

$11,871

Certain leases also contain renewal options (up to 10 years) and real estate tax escalation clauses. Rent expense for the nine month periods ended September 30, 2003 and 2002 amounted to approximately $1,203,000 and $694,000, respectively. Rent expense for the years ended December 31, 2002, 2001 and 2000 amounted to approximately $1,107,000, $640,000 and $520,000, respectively.

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

13. Stockholders’ Equity

At the time of the conversion from mutual to stock form in 1986, the Bank established a liquidation account in the amount of $7,478,000. In accordance with Massachusetts statutes, the liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts in the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposit.

Subsequent qualifying deposit increases will not restore an eligible account holder’s interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder will be entitled to receive a distribution in an amount equal to their current adjusted liquidation account balances to the extent that the funds are available.

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Company. The total amount of dividends which may be paid at any date is generally limited to the undivided profits of the Company. Undivided profits (or retained earnings) at the Company totaled $36,153,000 at September 30, 2003 and $35,106,000 at December 31, 2002. Additionally, future dividends, if any, will depend on the earnings of the Company and its subsidiaries, its need for funds, its financial condition and other factors, including applicable government regulations. (See Note 4.)

14. Employee Benefit Plan

Through October 31, 2000, the Company provided basic pension benefits for eligible employees through the Savings Bank’s Employees Retirement Associations (“SBERA”) Pension Plan (the “Pension Plan”). Each employee reaching the age of 21 and having completed at least 1,000 hours of service in a consecutive 12 month period beginning with such employee’s date of employment automatically became a participant in the pension plan. All participants were fully vested after being credited with 3 years of service or at age 62, if earlier. Employees were also able to participate in a contributory plan administered by SBERA based on the same eligibility requirements through December 31, 2000. The Company had no obligation to contribute to this plan.

As part of a program to redesign the Company’s employee retirement benefits, the board of directors voted October 10, 2000 to freeze the Company’s Pension Plan effective as of October 31, 2000 and terminate the Pension Plan effective on December 31, 2000. In connection therewith, the Company amended the Pension Plan to improve the benefit formula for current employees and permit payment of lump sums from the Pension Plan.

The Company settled the remaining obligations of the terminated pension plan in the first quarter of 2002. This resulted in a gain on settlement of $376,000 (approximately $244,000 net of applicable taxes) which is netted against salaries and benefits expense. As a result of the decision to freeze and terminate the Pension Plan, the Company recognized a curtailment gain of approximately $155,000 in 2000 which was classified with salaries and benefit expense in the Consolidated Statement of Operations. A partial termination gain of approximately $81,000, net of tax, was recorded in 2001.

As part of the redesign of retirement benefits, the Bank added, effective in January 2001, a 3% automatic contribution to the 401(k) plan for all employees, even for employees who do not separately contribute to that plan. Such contribution is being made for all eligible participants based on their W-2 compensation. The expense for the nine month periods ended September 30, 2003 and 2002 was $389,000 and $334,000, respectively. The expense for the year ended December 31, 2002 and 2001 was $602,000 and $497,000, respectively.

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

Net periodic pension expense for the plan years ended October 31, 2001 and 2000, consisted of the following:

	Years Ended December 31,
	2001	2000
	(Restated)
	(Dollars in Thousands)
Benefit obligation at beginning of year	$3,730	$3,366
Service cost		399
Interest cost	252	262
Actuarial loss	720	90
Benefits paid	(1,133)	(232)
Plan amendments	—	1,126
Plan curtailments	—	(1,281)

Benefit obligation at end of year	$3,569	$3,730

Accumulated benefit obligation	$3,569	$3,730

Change in plan assets:
Fair value of plan assets at beginning of year	$4,536	$4,344
Actual return on plan assets	240	424
Contributions	16	—
Benefits paid	(1,133)	(232)

Fair value of plan assets at end of year	$3,659	$4,536

Funding status:
Transition asset	$(60)	$(66)
Deferred gain	(568)	(1,255)
Accrued expense	537	515

Funded status	$(91)	$(806)

	Years Ended December 31,
	2001	2000
	(Restated)
	(Dollars in Thousands)
Components of net periodic benefit cost:
Service cost	$0	$399
Interest cost	252	261
Expected return on plan assets	(159)	(369)
Amortization of prior service cost	(7)	(7)
Recognized net actuarial gain	(48)	(51)
Recognized curtailment gain	—	(155)

Net periodic benefit cost	$38	$78

Weighted average assumptions:
Discount rate	5.25%	6.75%
Expected return on plan assets	4.00%	8.50%
Rate of compensation increase	—%	4.50%

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

The Bank has adopted a management incentive plan whereby designated officers and supervisors are eligible to receive a bonus, proportionate to their respective salary, if the Bank meets or exceeds certain base standards of profitability and net worth levels for its fiscal year. The structure of this plan is reviewed on an annual basis by the board of directors. The incentive bonus expense in 2002, 2001 and 2000 was approximately $430,000, $220,000 and $426,000, respectively.

15. Other Non-Interest Expense

Other non-interest expense consisted of the following:

	Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001	2000
	(Dollars in Thousands)
Professional services, including legal, audit and appraisal	$1,966	$1,322	$1,982	$1,755	$1,454
EDP contract services, item processing and statement rendering	1,327	1,142	1,574	1,409	763
Marketing	1,247	701	1,040	1,303	883
Deposit insurance	40	90	120	90	70
Real estate in foreclosure and other real estate owned	316	53	145	225	18
Amortization of intangible assets	454	196	314	451	451
Other	3,167	2,034	3,027	2,928	2,693

	$8,517	$5,538	$8,202	$8,161	$6,332

16. Earnings Per Share

Basic earnings per share (“EPS”) excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock that share in the earnings of the entity. The calculation of common stock equivalents for fully diluted per share computations excludes options that have an exercise price in excess of the average closing price of the Company’s stock for the period presented. The following table shows the computation of average common share and common share equivalents for the purposes of earnings per share calculations:

	Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001	2000
		(Restated)		(Restated)
	(Dollars in Thousands, Except Per Share Data)
Average common shares outstanding	3,817,000	3,249,000	3,371,000	3,105,000	3,068,000
Weighted average dilutive options	184,000	125,000	139,000	123,000	118,000
Fully diluted weighted average shares	4,001,000	3,374,000	3,510,000	3,228,000	3,186,000
Net income	$2,314	$5,046	$6,174	$2,032	$4,493
Basic earnings per share	$0.61	$1.55	$1.83	$0.65	$1.46
Diluted earnings per share	$0.58	$1.50	$1.76	$0.63	$1.41

As result of the acquisition of MAFN, approximately 510,500 shares of Company common stock were issued and the majority of previously outstanding options to purchase the stock of MAFN were converted, using the formula presented in the merger agreement, to 80,145 options to acquire shares of the Company common

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002 stock at prices ranging from $7.13 to $8.84. These shares and share equivalents were included in the calculations shown above on a weighted average basis commencing September 13, 2002. The total common shares outstanding, excluding share equivalents on a fully diluted basis, at December 31, 2002 were approximately 3,746,000.

17. Goodwill and Other Intangibles

Upon the adoption of SFAS No. 142 on January 1, 2002 the Company ceased amortizing its goodwill, which decreased non-interest expense and increased net income in 2002 as compared to 2001 and 2000. The following table shows the pro forma effects of applying SFAS No. 142 to the 2001 and 2000 periods.

	For the Years Ended December 31,
	2002	2001	2000
		(Restated)
	(Dollars in Thousands, Except Per Share Data)
As reported
Net income	$6,174	$2,032	$4,493
Diluted EPS	$1.76	$0.63	$1.41
Goodwill amortization (1)	—	$178	$167

Impact to EPS	—	$0.05	$0.05
Adjusted to exclude amortization expense
Net income	$6,174	$2,210	$4,660
Diluted EPS	$1.76	$0.68	$1.46
Basic EPS	$1.83	$0.71	$1.52

(1)	Net of tax.

At September 30, 2003, the Company’s intangible assets are comprised of goodwill in the amount of $5,771,000 and core deposit intangibles of $4,167,000. Amortization on finite-lived intangibles amounted to $448,000 and $196,000, respectively, for the nine month periods ended September 30, 2003 and 2002.

At December 31, 2002, the Company’s intangible assets are comprised of goodwill in the amount of $5,768,000 and core deposit intangibles of $4,615,000. Amortization on finite-lived intangibles amounted to $317,000, $177,000 and $177,000 for the years 2002, 2001 and 2000, respectively. Estimated amortization expense for the year ended December 31, 2003 is $600,000, for the year ended December 31, 2004 is $560,000 and for each of the years ending December 31, 2005, 2006, and 2007 is $500,000.

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows (in thousands):

	Community Banking	Mortgage Banking	Total
	(In Thousands)
Balance as of December 31, 2001	$1,043	$483	$1,526
Goodwill acquired during year	4,242		4,242
Impairment losses	—	—	—

Balance as of December 31, 2002	$5,285	$483	$5,768

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

During the third quarter of 2003, certain unresolved items from the acquisition were quantified that affected the carrying value of goodwill within the balance sheet. Real estate acquired in the transaction, initially recorded at estimated values, was written down to appraised value as of September 13, 2002, thereby increasing the balance of goodwill. Other adjustments were recorded related to unresolved MAFN stock-based incentive plan accruals and valuations as of the acquisition date which decreased the carrying value of goodwill. Management does not believe that the net effect of these adjustments is material as goodwill increased from a balance of $5.768 million at December 31, 2002 to $5,771 million at September 30, 2003.

18. Stock Option Plan

The Company has several Qualified and Nonqualified Stock Options Incentive Plans (the “Stock Option Plans”) which provide for the granting of options to certain officers, employees and non-employee directors of the Company. Options granted under the Stock Option Plans have exercise prices which equal the fair market value at the date of grant. They become exercisable based upon grant, change-in-control of the Company or after the market price of the Common Stock exceeds 120-140% of the exercise price for periods ranging from 5 to 180 days, depending upon the qualifications set for each issuance at the time of the grant. All options granted become fully vested no later than the end of the ninth year.

	Years Ended December 31,
	2002		2001		2000
	Number of Options	Weighted Avg. Exercise Price	Number of Options	Weighted Avg. Exercise Price	Number of Options	Weighted Avg. Exercise Price
Outstanding at beginning of year	521,800	11.43	478,400	8.18	440,983	9.66
Granted	42,500	18.45	92,900	13.06	104,500	10.93
Granted	80,145	7.38
Exercised	(117,692)	5.83	(49,500)	2.61	(40,500)	3.86
Canceled	(2,000)	20.75	—	—	(26,583)	13.74

Outstanding at end of year	524,753	12.46	521,800	11.43	478,400	8.18

Exercisable at end of year	464,753	11.68	402,800	10.02	359,400	8.21

Option price per share	$5.19-$20.75		$3.00-$20.75		$1.50-$20.75
Weighted average fair value of options granted during the year	$3.29		$4.17		$4.39

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Options Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price	Options Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life (yrs.)	Weighted Average Exercise Price
$ 5.19-$6.88	52,000	1.42	$6.31	52,000	1.42	$6.31
$ 7.13-$11.20	170,853	6.80	$9.44	170,853	6.80	$9.44
$12.91-$15.50	229,400	6.85	$14.01	209,400	6.91	$14.01
$18.94-$20.75	72,500	7.17	$20.15	32,500	9.67	$19.41

	524,753	6.38	$12.46	464,753	6.50	$11.68

Included in the above tables are 80,145 shares with a weighted average exercise price of $7.38 that were issued in conjunction the MAFN acquisition.

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

The Company accounts for stock options under the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” under which no compensation expense is recognized when the stock options are granted.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based methods of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosure about the method of accounting for stock based compensation and the effect of the method on reported results. The Company continues to follow the intrinsic value method of accounting as prescribed by APB No. 25.

Had compensation cost for awards in 2002, 2001, and 2000 under the Bank’s stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Bank’s net income and earnings per share would have been as follows:

	2002	2001	2000
	(Dollars in Thousands, Except Per Share Data)
		(Restated)
Net income:
As reported	$6,174	$2,032	$4,493
Pro forma	6,042	1,780	4,137
Earnings per share:
As reported—
Basic	$1.83	$0.65	$1.46
Diluted	$1.76	$0.63	$1.41
Pro forma—
Basic	$1.79	$0.57	$1.35
Diluted	$1.72	$0.55	$1.30

The initial impact of applying SFAS No. 123 on pro forma net income may not be indicative of future amounts when the method prescribed by SFAS No. 123 will apply to all outstanding awards because compensation expense for options granted prior to January 1, 1995 is not reflected in the pro forma amounts above.

The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model using the following weighted-average assumptions:

	2002	2001	2000
Expected volatility	25.00%	32.52%	40.00%
Risk-free interest rate	4.12%	4.95%	6.69%
Terms of options	7.0 years	7.0 years	7.0 years
Expected dividend yield	2.50%	2.70%	2.70%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because the Company’s

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002 employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

In conjunction with the Company’s aforementioned Stock Option Plans, the Company adopted a Long Term Performance Incentive Plan in 1999 to encourage executive management and members of the board of directors to build long-term stockholder value. The plan was a 3 year program which provided a mechanism for granting options under the Company’s Stock Option Plan. Options to purchase approximately 0, 59,500 and 48,000 shares of common stock for performance in 2001, 2000 and 1999, respectively, were granted to members of the board of directors and certain principal officers. All options granted under this plan are included in the preceding table. The options are granted based on achievement of strategic goals.

19. Employee Stock Ownership Plan

The Company has established an Employee Stock Ownership Plan (“ESOP”) which is being funded by the Company’s contributions made in cash (which generally will be invested in common stock) or common stock. Benefits may be paid in shares of common stock or in cash, subject to the employees’ right to demand shares.

In November 1993, the Company loaned the ESOP $570,000 to acquire additional shares for participants on the open market. The loan was to be repaid over 7 years with principal and interest (at a rate equal to 85% of the prevailing prime rate) payable quarterly. In November 2000, the loan was repaid in full.

In the event that the stock price of the Company had fluctuated at the point that shares vest with participants from the cost of shares acquired by the ESOP (at prices which range from $5.63 to $6.13 per share), the Company’s statement of operations was affected either adversely (if increasing stock price) or favorably (decreasing stock price). During 2000 and 1999, the impact of the stock price market value in excess of original cost increased the Company’s ESOP expense by $50,000 and $89,000, respectively, in addition to normal amortization expense associated with the participant’s earn out of the shares allocated.

Management and the board of directors revised its methodology for funding the ESOP commencing in 2001. The board of directors may grant annual cash contributions to the ESOP, based on set financial performance criteria, which will in turn be used to acquire the Company’s common stock for immediate allocation to participants. The amounts contributed, if any, will be based on the accomplishment of financial and strategic goals.

The Company accrued ESOP expense of $210,000 and $135,000, respectively, during the nine month periods ended September 30, 2003 and 2002. The 2002 accrual was reversed at December 31, 2002 as the financial and strategic goals were not achieved.

The Company recorded no ESOP expense for the years ended December 31, 2002 and 2001 and $118,000 for the year ended December 31, 2000.

20. Restriction on Cash and Due from Banks

At September 30, 2003 and December 31, 2002 and 2001, cash and due from banks included $7,512,000, $12,675,000 and $9,764,000, respectively, to satisfy the reserve requirements of the Federal Reserve Bank.

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

21. Stock Repurchase Program

On January 28, 2003, the Company announced that it plans to purchase shares of its common stock on the open market and in negotiated purchases in the amount of approximately $800,000. Any stock purchased will be acquired by the Abington Savings Bank Employee Stock Ownership Plan and the Abington Savings Bank Charitable Foundation and are separate from the Bank’s ongoing stock buybacks under the March 25, 1999 plan.

On March 27, 1997, the Company announced that its board of directors had authorized the Company to repurchase up to 10% (375,000 shares) of its then outstanding common stock from time to time at prevailing market prices. On February 24, 1998, the Company announced that its board of directors had authorized the Company to repurchase an additional 10% (347,000) of its outstanding common stock, as adjusted for amounts remaining to be repurchased under the March 1997 plan. On March 25, 1999, the board of directors authorized the Company to repurchase an additional 10% (320,000) of its outstanding common stock, as adjusted for amounts remaining to be purchased under the previously authorized plans. The board delegated to the discretion of the Company’s senior management the authority to determine the timing of the repurchase program’s commencement, subsequent purchases and the prices at which the repurchases will be made. There are approximately 109,000 shares of stock available for purchases as of December 31, 2002 under the plans.

As of September 30, 2003 and December 31, 2002, the Company had repurchased 932,600 shares of its common stock under these plans at a total cost of approximately $13,882,000.

22. Supplemental Executive Retirement Program

The Company has a non-cash supplemental executive retirement plan for an officer. Under this arrangement, the individual (or his beneficiary) is entitled to receive monthly retirement benefits for life, or a minimum of twenty years, whichever is longer, in amounts specified in the contract. Benefits commence upon retirement date which is deemed to be the age of sixty-five. If death occurs during employment with the Company, the individual designated as beneficiary will receive a distribution in two components, the first of which is an amount equal to 3 times the annual salary of the officer, as determined under the plan and the second of which is the aggregate of all accruals made by the Company with respect to the benefit up to the end of the preceding fiscal year. If the officer retires or terminates his employment (other than for cause) prior to age 60, he will receive a percentage of the benefit he would otherwise receive. In March 1998, the Company also purchased a single life annuity insurance policy. The contract was purchased at a cost of $2,863,184. The cash surrender value is earning a rate of return, with a guaranteed minimum rate of 4%. In addition, the Company has entered into a split dollar agreement with the officer, which requires that any death benefit be shared between the Company and the designated beneficiary, based on a predetermined schedule. The amounts due to the beneficiary as death benefits under the Plan are reduced to the extent death benefits under the insurance contract are remitted to such beneficiary. The obligation under the plan is being accrued over the expected employment period, through age 65. Approximately $147,000, $153,000 and $105,000 was charged to compensation expense in 2002, 2001 and 2000, respectively. Income related to the increased value of the insurance contract of $167,000, $161,000 and $152,000 was recognized as other non-interest income in 2002, 2001 and 2000, respectively. The contract values of $3,581,000 and $3,415,000, at December 31, 2002 and 2001, respectively, are reflected as Bank-owned life insurance-contract value in the Consolidated Balance Sheet.

Additionally, in 2001 the Company established cash funded supplemental executive retirement plans for two other officers. The officers vest in the rights to these assets and accumulated earnings on the later of two years from the date of the agreement and five years from the date the officer commenced employment. The expense related to these cash funding arrangements was approximately $57,000 in 2002 and 2001.

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

23. Deferred Stock Compensation Plan

In 1998, the Company adopted a Deferred Stock Compensation Plan for Directors (the “Plan”) which, for those directors who elected to participate, would, in lieu of current cash payments, defer their compensation for attendance at various meetings of the board of directors until retirement or some future point in time to be determined. Furthermore, the deferred compensation is eligible to be paid only in shares of the Company’s common stock, the units earned which are predetermined for a fixed 3 year period based upon the board meeting fee schedule which was in effect as of July 1, 1998, divided by the stock price of the Company’s common shares at the close of business on July 1, 1998. This price was $18.75 per share. On July 1, 2001, the price was changed as required by the Plan to $15.75 effective through July 1, 2004. The shares when earned are placed in a Rabbi Trust (the “Trust”) which is administered by an independent trustee. The voting for these shares is controlled by the independent trustee, although for accounting purposes the shares are reflected as treasury shares until such time as the shares are distributed. The expense associated with this plan is based upon the market value of the shares of stock earned on the date of the respective meeting. There are currently no directors who continue to participate in the Plan other than for dividends on accumulated balances. The amount of expense associated with this plan for 2002, 2001 and 2000 was $3,500, $9,000 and $14,000, respectively, which has been reflected as salaries expense with the corresponding liability pertaining to stock earned and not yet distributed is reflected in stockholders’ equity. A total of 100,000 shares has been registered for the Plan. There has been a total of approximately 9,600, 8,800 and 8,700 shares earned and deferred as of December 31, 2002, 2001 and 2000, respectively.

24. Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value. Fair value estimates which were derived from discounted cash flows or broker quotes cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.

Cash, Federal Funds Sold and Short-Term Investments

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities, Assets Held for Sale and Mortgage-Backed Investments

For investment securities, assets held for sale (typically loans) and mortgage-backed investments, fair values are based on quoted market prices or dealer quotes.

Loans

For certain homogeneous categories of loans, such as residential mortgages, home equity and consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans adjusted for differences in loan characteristics or dealer quotes. The fair value of other types of loans was estimated by discounting anticipated future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities

The fair value of non-certificate deposit accounts is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the anticipated future cash payments using the rates currently offered for deposits of similar remaining maturities.

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

Short-Term and Long-Term Borrowings

The fair value of borrowings was determined by discounting the anticipated future cash payments by using the rates currently available to the Company for debt with similar terms and remaining maturities.

Commitments to Extend Credit/Sell Loans

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of customers. For fixed rate loan commitments and obligations to deliver fixed rate loans, fair value also considers the difference between committed rates and current levels of interest rates. These commitments, particularly when rates are fixed, are for short-terms and therefore there is not a material difference between the fixed rates and market rates for these instruments. Therefore, the market value as shown is the same as the material amount of those estimates.

Values Not Determined

SFAS No. 107 excludes certain financial instruments from its disclosure requirements including, among others, real estate included in banking premises and equipment, the intangible value of loan servicing for its own portfolio and for those serviced for others (these loans were made and/or sold prior to the emergence of SFAS No. 122 as amended by SFAS No. 125 and SFAS No. 140) and the intangible value inherent in the Bank’s deposit relationships (i.e., core deposits). Accordingly, the aggregate fair value amounts presented are not intended to represent the underlying value of the Bank.

The carrying amount and estimated fair values of the Bank’s financial instruments at December 31, 2002 and 2001 are represented as follows:

	At December 31,
	2002		2001
	Carrying or Notional Amount	Fair Value	Carrying or Notional Amount	Fair Value
	(Dollars in Thousands)
Financial instrument assets:
Cash and cash equivalents	$109,116	$109,116	$54,576	$54,576
Securities	352,339	352,339	276,787	276,787
Loans, including held for sale, net	392,851	402,616	403,552	430,276

Financial instrument liabilities:
Deposits	$646,628	$649,691	$497,459	$502,532
Short-term borrowings	11,006	11,006	8,049	8,058
Long-term debt	167,009	184,097	193,500	217,018

Off-balance sheet financial instruments:
Commitments to grant loans	$72,288	$3	$44,930	$191
Unadvanced funds on home equity lines of credit	23,907	—	18,437	—
Unadvanced funds on other lines of credit	10,102	—	8,357	—
Commitments to advance funds under construction loan agreements	4,992	—	5,510	—

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

25. Business Segments

On January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” which establishes standards for reporting operating segments of a business enterprise. The rules establish revised standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. Operating segments are components of an enterprise which are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the President and Chief Executive Officer. Historically, the Company has identified its reportable operating business segment as Community Banking and Mortgage Banking based on products and services provided to the customer.

The Company’s community banking business segment consists of commercial banking and retail banking. The community banking business segment derives its revenues from a wide range of banking services, including lending activities, acceptance of demand, saving and time deposits, investment management, mortgage lending and sales, as well as servicing income for investors.

Non-reportable operating segments of the Company’s operations which do not have similar characteristics to the community banking or mortgage banking operations and do not meet the quantitative thresholds requiring disclosure are included in the Other category in the disclosure of business segments below. These non-reportable segments include the activity of the Parent Company (see Note 27) and the Trust. Consolidation adjustments are also included in the Other category.

The accounting policies used in the disclosure of business segments are the same as those described in the summary of significant accounting policies. The consolidation adjustments reflect certain eliminations of interest, segment revenue, cash and Parent Company investments in subsidiaries.

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

Reconciliation to Consolidated Financial Information	Community Banking	Mortgage Banking	Other	Eliminations	Consolidated
	(Dollars in Thousands)
September 30, 2003
Securities, at market	$296,484	$—	$—	$—	$296,484
Net loans and loans held for sale	397,119	15,055	—	(14,985)	397,189
Total assets	822,446	21,606	69,861	(91,112)	822,801
Total deposits	664,068	—	—	(7,388)	656,680
Total borrowings	91,625	14,985	—	(14,985)	91,625
Total liabilities	746,289	16,893	12,901	(22,373)	753,710

Total interest income	29,614	1,046	10	(176)	30,494
Total interest expense	11,638	726	—	(176)	12,188
Net interest income	17,976	320	10	—	18,306
Provision for possible loan losses	375	—	—	—	375
Total non-interest income	9,065	5,691	—	(70)	14,686
Total non-interest expense	24,626	3,349	878	(70)	28,783
Net income (loss)	1,396	1,589	(565)	(106)	2,314

December 31, 2002:
Securities, at market	352,339	—	—	—	352,339
Net loans and loans held for sale	392,989	35,629		(35,767)	392,851
Total assets	902,259	40,426	67,558	(107,023)	903,220
Total deposits	650,678	—	—	(4,050)	646,628
Total borrowings	178,015	35,767	—	(35,767)	178,015
Total liabilities	835,355	37,302	362	(39,817)	833,202

Total interest income	45,168	1,043	23	(708)	45,526
Total interest expense	21,261	542	—	(708)	21,095
Net interest income	23,907	501	23	—	24,431
Provision for possible loan losses	225				225
Total non-interest income	9,413	4,383	—	(45)	13,751
Total non-interest expense	23,575	3,272	1,120	—	27,967
Net income (loss)	5,985	942	(726)	(27)	6,174

December 31, 2001 (Restated):
Securities, at market	276,787	—	—	—	276,787
Net loans and loans held for sale	403,530	22,705		(22,683)	403,552
Total assets	769,943	25,357	50,723	(77,215)	768,808
Total deposits	500,319	—	—	(2,860)	497,459
Total borrowings	201,549	22,683	—	(22,683)	201,549
Total liabilities	720,067	23,395	507	(25,543)	718,426

Total interest income	48,907	667	18	(663)	48,929
Total interest expense	27,749	557	—	(663)	27,643
Net interest income	21,158	110	18	—	21,286
Provision for possible loan losses	1,705	—	—	—	1,705
Total non-interest income	6,881	2,899		(11)	9,769
Total non-interest expense	22,694	1,933	1,120	—	25,747
Net income (loss)	2,173	595	(729)	(7)	2,032

December 31, 2000:
Securities, at market	290,211	—	—	—	290,211
Net loans and loans held for sale	374,108	3,617	—	(3,587)	374,138
Total assets	728,422	5,085	48,231	(53,489)	728,249
Total deposits	456,609	—	—	(1,862)	454,747
Total borrowings	222,132	3,587	—	(3,587)	222,132
Total liabilities	683,589	3,718	—	(5,449)	681,858

Total interest income	48,386	341	61	(439)	48,349
Total interest expense	28,519	316	—	(439)	28,396
Net interest income	19,867	25	61	—	19,953
Provision for possible loan losses	160	—	—	—	160
Total non-interest income	7,585	1,507	—	(193)	8,899
Total non-interest expense	18,887	1,549	1,239	—	21,675
Net income (loss)	5,451	(57)	(775)	(126)	4,493

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

26. Restatement

Based on the findings of an internal accounting review initiated by the Company during the first quarter of 2003, the Company announced that it would revise its 2002 financial results that had previously been announced and would restate its previously issued 2001 financial statements. The revisions and restatement are necessary to correct accounting errors related to the acceleration of prepayments on mortgage-backed investment securities, errors in recording payments received on various investment securities and certain adjustments related to accruals for income and expense.

During the internal accounting review, the Company identified a number of accounting errors, including underlying prepayment assumptions used in the calculation of interest income in 2002 that did not adequately reflect the actual prepayment rates received on a portion of its mortgage-backed securities (MBS) portfolio and that certain payments received on a portion of its MBS portfolio were not properly applied. It was further determined, based upon the results of the preliminary review, that it would be necessary to revise the Company’s previously announced financial results for 2002 and restate the Company’s financial statements for 2001. The Company engaged its independent auditor, PricewaterhouseCoopers LLP, which replaced Arthur Andersen LLP in mid-2002, to undertake a re-audit of the year 2001. Accordingly, the 2001 financial statements and related notes contained herein have been revised.

Following is a summary of the effect of restatement on the Company’s consolidated financial statements at or for the periods reflected:

	Selected Balance Sheet Data
	At September 30, 2002		At December 31, 2001
(Dollars in Thousands)	As Previously Reported	As Restated	As Previously Reported	As Restated
	(Unaudited)
Securities available for sale at market value	$404,687	$403,560	$277,627	$276,787
Other assets	11,554	10,621	6,339	5,955
Total assets	937,838	935,778	770,118	768,808
Accrued taxes and expenses	8,284	7,652	4,100	3,452
Other liabilities	16,393	15,981	15,696	15,966
Retained earnings	35,774	34,389	31,403	30,358
Other accumulated comprehensive income, net of tax	4,867	5,236	1,639	1,752
Total stockholders’ equity	57,602	56,586	39,151	38,219

	Summary Income Statement Data
	Nine Months Ended September 30, 2002		Year Ended December 31, 2001
(Dollars in Thousands, Except Per Share Data)	As Previously Reported	As Restated	As Previously Reported	As Restated
	(Unaudited)
Interest and fees on loans	$18,742	$18,670	$29,510	$28,733
Interest on mortgage-backed securities	14,304	13,761	15,856	15,069
Salaries and employee benefits	10,036	10,025	12,521	12,434
Other non-interest expense	5,616	5,538	8,032	8,161
Provision for income taxes	3,210	3,023	1,834	1,273
Net income	5,385	5,046	3,077	2,032
Basic earnings per share:
Before cumulative effect	$1.67	$1.55	$1.09	$0.75
Net income	$1.67	$1.55	$0.99	$0.65
Diluted earnings per share:
Before cumulative effect	$1.60	$1.50	$1.09	$0.75
Net income	$1.60	$1.50	$0.99	$0.65

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

	Selected Cash Flow Data (a)(b)
	Nine Months Ended September 30, 2002		Year Ended December 31, 2001
(Dollars in Thousands)	As Previously Reported	As Restated	As Previously Reported	As Restated
	(Unaudited)
Net income	$5,385	$5,046	$3,077	2,032
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Amortization, accretion and depreciation, net	1,607	2,122	2,486	2,693
Other, net	(3,292)	(3,638)	14,645	14,665
Net cash provided by operating activities	7,172	7,002	3,579	2,761
Cash flows from investing activities:
Proceeds from principal payments on and maturities of available for sale securities	79,146	79,316	108,576	109,394
Net cash provided (used) by investing activities	(29,546)	(29,376)	2,289	3,107
Net increase in cash and cash equivalents	$8,044	$8,044	$26,967	$26,967

(a)	The previously reported amounts for net cash provided by (used in) operating activities and investing activities have been adjusted for the effect of the restatement.
(b)	As indicated, there has been no change in the net increase in cash and cash equivalents as a result of the restatement.

27. Parent Company Financial Statements—Abington Bancorp, Inc. (Parent Company Only)

Balance Sheet

	September 30, 2003	December 31,
(Dollars in Thousands)		2002	2001
			(Restated)
Assets:
Cash and cash equivalents	$1,483	$285	$853
Investment in subsidiaries	67,859	73,230	51,790
Other assets	140	29	—

Total assets	$69,482	$73,544	$52,643

Liabilities and stockholders’ equity:
Liabilities:
Accrued expenses and other liabilities	$—	$3,135	$1,871
Junior subordinated deferrable interest debentures	12,686	12,629	12,553

Total liabilities	12,686	15,764	14,424

Total stockholders’ equity	56,796	57,780	38,219

Total liabilities and stockholders’ equity	$69,482	$73,544	$52,643

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

Statements of Income

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in Thousands)	2003	2002	2002	2001	2000
		(Restated)		(Restated)
Operating income:
Dividends from subsidiaries	$1,474	$—	$1,032	$1,032	$32
Interest income	10	20	21	18	61

Total operating income	1,484	20	1,053	1,050	93

Operating expenses	38	—	2	—	119
Interest expense	864	840	1,152	1,152	1,152

Income (loss) before income taxes and equity in undistributed earnings of subsidiaries	582	(820)	(101)	(102)	(1,178)
Income tax benefit	(303)	(311)	(374)	(373)	(403)

Income (loss) before equity in undistributed earnings of subsidiaries	885	(509)	273	271	(775)
Equity in undistributed earnings of subsidiaries	1,429	5,555	5,901	1,761	5,268

Net income	$2,314	$5,046	$6,174	$2,032	$4,493

Statements of Cash Flow

	Nine Months Ended September 30,		Years Ended December 31,
(Dollars in Thousands)	2003	2002	2002	2001	2000
		(Restated)		(Restated)
Cash flows from operating activities:
Net income	$2,314	$5,046	$6,174	$2,032	$4,493
Adjustments to reconcile net income to net cash from operating activities:
Equity in undistributed earnings of subsidiaries	(1,429)	(5,555)	(5,901)	(1,761)	(5,268)
Other, net	(514)	475	(201)	445	(116)

Net cash provided by (used in) operating activities	371	(34)	72	716	(891)

Cash flows from investing activities:
Net cash used in investing activities	—	—	—	—	—

Cash flows from financing activities:
Proceeds from issuance of common stock	2,094	433	686	179	260
Dividends on common stock	(1,267)	(954)	(1,326)	(1,209)	(982)
Repurchase of common stock	—	—	—	—	(1,699)

Net cash used in financing activities	827	(521)	(640)	(1,030)	(2,421)

Net decrease in cash and cash equivalents	1,198	(555)	(568)	(314)	(3,312)
Cash and cash equivalents at beginning of period	285	853	853	1,167	4,479

Cash and cash equivalents at end of period	$1,483	$298	$285	$853	$1,167

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

28. Quarterly Data (Unaudited)

Operating results on a quarterly basis for the first three quarters of 2003, for the year ended December 31, 2002 and restated operating results for the year ended December 31, 2001 are as follows:

	Years Ended December 31,
	2003			2002						2001
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter		Third Quarter	Second Quarter	First Quarter		Fourth Quarter		Third Quarter		Second Quarter		First Quarter
	(Dollars in Thousands, Except Per Share Data)
Interest and dividend income	$9,336	$10,548	$10,610	$10,833		$11,327	$11,630	$11,736		$11,833		$12,449		$12,539		$12,108
Interest expense	3,475	4,414	4,297	4,604		4,809	5,764	5,918		6,486		6,885		7,064		7,208

Net interest income	5,861	6,134	6,313	6,229		6,518	5,866	5,818		5,347		5,564		5,475		4,900
Provision for possible loan losses (a)	—	375	—	150		100	(25)	—		865		510		330		—

Net interest income, after provision for possible loan losses	5,861	5,759	6,313	6,079		6,418	5,891	5,818		4,482		5,054		5,145		4,900
Non-interest income	5,301	5,069	4,316	4,670		2,844	2,908	3,329		3,750	(b)	2,752		2,911		356 (f)
Non-interest expenses	10,645	9,355	8,785	8,828	(d)	6,829	6,254	6,056	(e)	7,502	(c)	7,502	(c)	6,123	(b)	5,903

Income (loss) before income taxes and cumulative effect of accounting change	517	1,473	1,844	1,921		2,433	2,545	3,091		730		1,683		1,837		(647)
Provision (benefit) for income taxes	132	746	642	793		940	958	1,125		192		646		658		(223)

Income (loss) before cumulative effect of accounting change	385	727	1,202	1,128		1,493	1,587	1,966		538		1,037		1,179		(424)
Cumulative effect of change in accounting for costs of sales incentives, net of taxes	—	—	—	—		—	—	—		—		—		—		(298)

Net income (loss)	$385	$727	$1,202	$1,128		$1,493	$1,587	$1,966		$538		$1,037		$1,179		$(722)

Basic earnings per share
Income (loss) before cumulative effect of accounting change	$0.10	$0.19	$0.32	$0.30		$0.44	$0.50	$0.62		$0.17		$0.33		$0.38		$(0.14)
Cumulative effect of change in accounting	—	—	—	—		—	—	—		—		—		—		-0.09

Net income (loss) per share	$0.10	$0.19	$0.32	$0.30		$0.44	$0.50	$0.62		$0.17		$0.33		$0.38		$(0.23)

Weighted average common shares	3,888,000	3,798,000	3,763,000	3,736,000		3,374,000	3,191,000	3,182,000		3,116,000		3,112,000		3,110,000		3,081,000

Diluted earnings per share
Income (loss) before cumulative effect of accounting change	$0.09	$0.18	$0.30	$0.29		$0.42	$0.48	$0.60		$0.17		$0.32		$0.37		$(0.14)
Cumulative effect of accounting change																-0.09
Net income (loss) per share	$0.09	$0.18	$0.30	$0.29		$0.42	$0.48	$0.60		$0.17		$0.32		$0.37		$(0.23)

Weighted average common shares	4,079,000	3,970,000	3,955,000	3,918,000		3,519,000	3,326,000	3,276,000		3,239,000		3,248,000		3,225,000		3,081,000

(a)	Provisions for loan losses primarily related to continued deterioration in two key credits during 2001. Both of these credits were on non-accrual at December 31, 2001 and were specifically reserved for as noted in Note 6.
(b)	Net gains on sales of securities totaled $416,000 in the fourth quarter of 2001.
(c)	Includes a charge of $635,000 due to a writedown of a real estate holding to its fair market value during the fourth quarter of 2001 (see Note 1).
(d)	Includes non-recurring acquisition related charge of $330,000 and approximately $1.1 million increase attributable to increased mortgage company commissions and performance related incentives.
(e)	Includes a $413,000 gain on the settlement of the pension program.
(f)	Includes impairment charge related to an investment in a corporate bond of $2.6 million.

Abington Bancorp, Inc.

Notes to Consolidated Financial Statements—(Continued)

September 30, 2003 and 2002 (unaudited) and December 31, 2002

29. Subsequent Event (Unaudited)

On October 21, 2003, the Company and Seacoast Financial Services Corporation (“Seacoast”) jointly announced the execution of a definitive agreement whereby Seacoast will acquire the Company. Each share of Company common stock will be exchanged for either $34.00 per share in cash, or 1.4468 shares of Seacoast common stock, subject to certain election and allocation procedures intended to ensure that 75% of the Company’s common shares will be exchanged for Seacoast common stock and 25% for cash. The transaction is expected to be completed during the second quarter of 2004, or sooner, subject to the approval of Company stockholders and regulators of both companies.

On January 26, 2004, Seacoast entered into an agreement and plan of merger (the “Sovereign/Seacoast Merger Agreement”) with Sovereign Bancorp, Inc. (“Sovereign”) under which Seacoast agreed to be merged with and into Sovereign, with Sovereign as the surviving corporation. Under the Sovereign/Seacoast Merger Agreement, stockholders of Seacoast (which will include former stockholders of the Company who receive shares of Seacoast common stock in the Seacoast/Company merger, if it takes place), subject to certain exceptions, will receive 1.461 shares of Sovereign common stock for each share of Seacoast common stock that they own, subject to potential adjustment.

ANNEX A

AGREEMENT AND PLAN OF MERGER

DATED AS OF OCTOBER 20, 2003

BETWEEN

SEACOAST FINANCIAL SERVICES CORPORATION,

COAST MERGER SUB CORPORATION

AND

ABINGTON BANCORP INC.

AGREEMENT AND PLAN OF MERGER, dated as of October 20, 2003 (this “Agreement”), by and among Seacoast Financial Services Corporation (“Parent”), Coast Merger Sub Corporation (“Merger Sub”) and Abington Bancorp Inc. (the “Company”).

RECITALS

WHEREAS, the Company is a Massachusetts corporation, having its principal place of business in Weymouth, Massachusetts.

WHEREAS, Parent is a Massachusetts corporation, having its principal place of business in New Bedford, Massachusetts.

WHEREAS, Merger Sub, a wholly-owned subsidiary of Parent, is a Massachusetts corporation, having its principal place of business in New Bedford, Massachusetts.

WHEREAS, the Boards of Directors of Parent and the Company have each determined that it is advisable and in the best interests of their respective companies and their stockholders for the Company to merge with and into Parent, subject to the terms and conditions set forth herein.

WHEREAS, as a condition and inducement to Parent to enter into this Agreement, each Shareholder (as defined herein) is entering into an agreement, simultaneously with the execution of this Agreement, in the form of ANNEX A hereto (collectively, the “Voting Agreements”) pursuant to which each Shareholder has agreed, among other things, to vote the Shareholder’s shares of Company Common Stock in favor of this Agreement.

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and to prescribe certain conditions to the Merger;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I - DEFINITIONS; DISCLOSURE

1.01. CERTAIN DEFINITIONS. The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Proposal” shall mean (x) a bona fide proposal by any person (other than Parent or any subsidiary of Parent) to the Company or its stockholders to engage in a Change in Control Transaction, (y) a public statement by any person (other than Parent or any subsidiary of Parent) to the Company or its stockholders of such person’s intention to make a proposal to engage in a Change in Control Transaction if this Agreement terminates or (z) the filing by any person (other than Parent or any subsidiary of Parent) of an application or notice with any Governmental Authority to engage in a Change in Control Transaction.

“Adjusted Per Share Stock Consideration” has the meaning set forth in Section 3.03(j).

“Affiliate Agreement” has the meaning set forth in Section 7.07.

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 10.02.

“Aggregate Cash Consideration” shall be the product of the number of shares of Company Common Stock outstanding immediately prior to the Effective Time times 0.25 times the Per Share Cash Consideration.

“Aggregate Stock Conversion Shares” has the meaning set forth in Section 3.03(j).

“Alternative Per Share Cash Amount” has the meaning set forth in Section 3.03(j).

“Articles Of Merger” has the meaning set forth in Section 2.02(a).

“Average Closing Price” of the Parent Common Stock shall be determined by obtaining the closing prices per share of Parent Common Stock on Nasdaq (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source), for the 14 consecutive Nasdaq trading days ending on and including the Determination Date, discarding the two highest and the two lowest closing prices, and averaging the remaining closing prices.

“Bank Merger” has the meaning set forth in Section 7.13.

“Bank Merger Agreement” has the meaning set forth in Section 7.13.

“Bank Regulator” shall mean and include, any pertinent federal or state Governmental Authority charged with the supervision of banks or bank or financial holding companies or engaged in the insurance of bank deposits, including without limitation, the Federal Reserve Board, the FDIC, the Depositors Insurance Fund of Massachusetts, the Massachusetts Bank Commissioner and the Massachusetts Board.

“Benefit Plans” has the meaning set forth in Section 4.01(b)(5).

“BHCA” means the Bank Holding Company Act of 1956, as amended.

“BOLI” has the meaning set forth in Section 5.22.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the Commonwealth of Massachusetts are authorized or obligated to close.

“Cash Election Shares” has the meaning set forth in Section 3.03(b)(ii).

“Certificate” means any certificate which immediately prior to the Effective Time represented shares of Company Common Stock.

“Change In Control Transaction” shall mean (A) a merger, reorganization, tender or exchange offer, recapitalization, reorganization, liquidation, share exchange, consolidation or similar transaction involving the Company or any Company Subsidiary, (B) the disposition, by sale, lease, exchange or otherwise, of assets of the Company or any Company Subsidiary representing in either case 15% or more of the consolidated assets of the Company and the Company Subsidiaries, or (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 15% or more of the voting power of the Company or any Company Subsidiary.

“Closing” and “Closing Date” have the meanings set forth in Section 2.02(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Community Reinvestment Act” means the Community Reinvestment Act of 1977, as amended.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Affiliates” has the meaning set forth in Section 7.07.

“Company Articles” means the Articles of Organization of the Company.

“Company Bank” means Abington Savings Bank, a Massachusetts savings bank in stock form, with its principal administrative office at 97 Libbey Parkway, Weymouth, Massachusetts, and any successor thereto.

“Company Board” means the Board of Directors of the Company.

“Company Board Recommendation” has the meaning set forth in Section 7.02.

“Company Bylaws” means the Bylaws of the Company.

“Company Common Stock” means the common stock, $.10 par value per share, of the Company.

“Company Loan Property” has the meaning set forth in Section 5.17(b).

“Company Meeting” has the meaning set forth in Section 7.02.

“Company Options” means the options to acquire Company Common Stock issued under the Company Stock Option Plans.

“Company Preferred Stock” means the serial preferred stock, par value $.10 per share, of the Company.

“Company Regulatory Authorities” has the meaning set forth in Section 5.11(a).

“Company Reports” has the meaning set forth in Section 5.07(b).

“Company Special Payment” has the meaning set forth in Section 9.03.

“Company Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Stock Option Plans” means the (1) Abington Bancorp Inc. Incentive and Nonqualified Stock Option Plan, as amended and restated January 31, 1997, (2) Abington Bancorp Inc. 1997 Incentive and Nonqualified Stock Option Plan, (3) Abington Bancorp Inc. 2000 Incentive and Nonqualified Stock Option Plan, (4) Abington Bancorp Inc. 2003 Stock Incentive Plan and (5) Abington Long Term Performance Incentive Plan.

“Determination Date” means the date on which the last required approval of a Governmental Authority is obtained with respect to the Transactions, without regard to any requisite waiting period.

“Derivatives Contract” has the meaning set forth in Section 5.19.

“Disclosure Schedule” has the meaning set forth in Section 1.03.

“Dissenting Shares” has the meaning set forth in Section 3.07.

“DPC Shares” means shares of Company Common Stock held in respect of debt previously contracted.

“Effective Date” has the meaning set forth in Section 2.02(a).

“Effective Time” has the meaning set forth in Section 2.02(a).

“Election Deadline” has the meaning set forth in Section 3.03(e).

“Election Form” has the meaning set forth in Section 3.03(a)(ii).

“Employees” has the meaning set forth in Section 5.15(a).

“Environmental Laws” has the meaning set forth in Section 5.17.

“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended.

“Equity Interests” means, with respect to any Person, warrants, options, rights, subscriptions, calls, commitments, convertible securities and other arrangements or commitments of any character which call for the Person to issue, deliver or dispose, or cause to be issued, delivered or disposed, any of its or its Subsidiaries’ capital stock or other ownership or equity interests of such Person or its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 5.15(d).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” has the meaning set forth in Section 3.03(a).

“Expenses” has the meaning set forth in Section 9.02(b)

“Expiration Date” has the meaning set forth in Section 9.01(b).

“Fair Housing Act” means the Fair Housing Act, as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve Act” means the Federal Reserve Act, as amended.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

“Fill Option” has the meaning set forth in Section 9.01(h).

“Final Index Price” means the sum of the Final Prices for each company comprising the Index Group multiplied by the appropriate weight.

“Final Price,” with respect to any company belonging to the Index Group, means the arithmetic mean of the daily closing sales prices of a share of common stock of such company, as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, for the same 14 trading days used in calculating the Average Closing Price.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any United States or foreign, federal, state or local governmental commission, board, body, bureau, or other regulatory authority, agency, including courts and other judicial bodies, or any self-regulatory body or authority, including any instrumentality or entity designated to act for or on behalf of the foregoing.

“Hazardous Substance” has the meaning set forth in Section 5.17.

“Indemnified Party,” “Indemnified Parties” and “Indemnifying Party” have the meanings set forth in Section 7.11(a).

“Index Group” means the twenty-two (22) financial institution holding companies listed on Annex C attached hereto, the common stock of all of which shall be publicly traded and as to which there shall not have been a publicly announced proposal for or press report concerning the acquisition of any such company or as to which any such company shall have made a proposal to acquire another company in which 20% or more of its outstanding shares are issued, in each case at any time during the period beginning on the date of this Agreement and ending on the Determination Date. In the event that, at any time during the period beginning on the date of this Agreement and ending on the Determination Date, the common stock of any such company ceases to be publicly traded, a proposal to acquire any such company is announced, or a press report concerning such topic is released, or such company announces an acquisition proposal in which 20% or more of such company’s outstanding shares are to be issued, such company will be removed from the Index Group, and the weights attributed to the remaining companies will be adjusted proportionately for purposes of determining the Final Index Price and the Initial Index Price. The twenty-two (22) financial institution holding companies and the weights attributed to them are listed on Annex C.

“Index Ratio” has the meaning set forth in Section 9.01(h).

“Initial Index Price” means the sum of each per share closing price of the common stock of each company comprising the Index Group multiplied by the applicable weighting, as such prices are reported on the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded, on the trading day immediately preceding the public announcement of the Agreement.

“Insurance Amount” has the meaning set forth in Section 7.11(c).

“Insurance Policies” has the meaning set forth in Section 5.29.

“JPM” means James P. McDonough.

“Joint Venture” means any corporation, limited liability company, limited liability partnership, partnership, joint venture, trust, association or other entity which is not a Subsidiary of the Company, as the case may be, and in which (a) the Company, directly or indirectly, owns or controls any shares of any class of the outstanding voting securities or other Equity Interests, including without limitation, an equity investment, as such term as of the date hereof is defined in the FDIC’s rules and regulations regarding activities and investments of insured state banks at 12 C.F.R. § 362.2(g), or (b) the Company or any of its Subsidiaries is a general partner.

“knowledge” or any words or phrase of similar effect means, with respect to any Person, the actual knowledge of such Person, after reasonable due inquiry.

“KMT” means Kevin M. Tierney.

“Liens” means any charge, mortgage, pledge, security interest, restriction, options, rights of first refusal, claim, lien or encumbrance.

“Loans” has the meaning set forth in Section 5.21(a).

“Loan Loss Reserves” shall mean the reserves established by the Company in accordance with its customary practices with respect to Loans as of the Closing Date.

“Massachusetts Bank Commissioner” means the Commissioner of Banks of The Commonwealth of Massachusetts.

“Massachusetts Board” means the Massachusetts Board of Bank Incorporation.

“Material Adverse Effect” means, with respect to any Person, any change or effect that (i) is or would be reasonably likely to be material and adverse to the financial position, results of operations or business of such Person and its Subsidiaries taken as a whole or (ii) would materially impair the ability of any of any Person to perform their respective obligations under this Agreement or the Bank Merger Agreement or otherwise materially impede the consummation of the Transactions.

“Material Contract” has the meaning set forth in Sections 5.13.

“Maximum Share Amount” has the meaning set forth in Section 3.03(j).

“MBCL” means the Massachusetts Business Corporations Law, MGL Chapter 156B, §§1 et seq., as amended.

“Merger” has the meaning set forth in Section 2.01(a).

“Merger Consideration” means the number of whole shares of Parent Common Stock, plus cash in lieu of any factional share interest, and/or the amount of cash into which shares of Company Common Stock shall be converted pursuant to the provisions of Article III.

“Merger Sub” has the meaning set forth in the preamble to this Agreement.

“Merger Sub Articles” means the Articles of Organization of Merger Sub.

“Merger Sub Common Stock” has the meaning set forth in Section 3.01(c).

“MHPF” means the Massachusetts Housing Partnership Fund.

“Mixed Election” has the meaning set forth in Section 3.03(b)(iii).

“NASDAQ” means The Nasdaq Stock Market, Inc.’s National Market.

“National Labor Relations Act” means the National Labor Relations Act, as amended.

“No-Election Shares” has the meaning set forth in Section 3.03(b)(iv).

“OREO” means other real estate owned.

“Parent” has the meaning set forth in the preamble to this Agreement.

“Parent Articles” means the Articles of Organization of Parent, as amended.

“Parent Bank” means Compass Bank for Savings, and any successor thereto.

“Parent Benefits Plans” has the meaning set forth in Section 7.12(a).

“Parent Board” means the Board of Directors of Parent.

“Parent Bylaws” means the Bylaws of Parent.

“Parent Common Stock” means the common stock, $.01 par value per share, of Parent.

“Parent Merger” has the meaning set forth in Section 2.03.

“Parent Merger Agreement” has the meaning set forth in Section 2.03.

“Parent Preferred Stock” means the preferred stock, $.01 par value per share, of Parent.

“Parent Ratio” has the meaning set forth in Section 9.01(h).

“Parent Regulatory Authority” has the meaning set forth in Section 6.11(a).

“Payment Event” has the meaning set forth in Section 9.03(a).

“Pension Plan” has the meaning set forth in Section 5.15(b).

“Per Share Cash Consideration” has the meaning set forth in Section 3.01(d)(ii).

“Per Share Merger Consideration” means the Per Share Stock Consideration plus cash in lieu of any fractional share interest and/or the Per Share Cash Consideration and/or the Alternative Per Share Cash Amount.

“Per Share Stock Consideration” has the meaning set forth in Section 3.01(d)(i).

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company or unincorporated organization.

“Previously Disclosed” by a party shall mean information set forth in a section of its Disclosure Schedule corresponding to the section of this Agreement where such term is used (except as otherwise specifically provided in this Agreement).

“Proxy Statement” has the meaning set forth in Section 7.03(a).

“Reallocated Cash Shares” has the meaning set forth in Section 3.03(g)(i)(3).

“Reallocated Stock Shares” has the meaning set forth in Section 3.03(g)(ii)(2).

“Registration Statement” has the meaning set forth in Section 7.03(a).

“Representatives” has the meaning set forth in Section 7.08.

“SAIF” means the Savings Association Insurance Fund maintained by the FDIC.

“SEC” means the Securities and Exchange Commission.

“SEC Documents” has the meaning set forth in Sections 5.07(a) and 6.07(a) in the case of the Company and Parent, respectively.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Shareholders” means the Persons listed on ANNEX B to this Agreement.

“Signing Closing Price” shall be equal to $23.50.

“Special Payment Termination Date” has the meaning set forth in Section 9.03(c).

“Stock Election Shares” has the meaning set forth in Section 3.03(b)(i).

“Stock Option Exchange Ratio” shall mean the Per Share Stock Consideration.

“Subsidiary” has the meaning ascribed to that term in Rule 1-02 of Regulation S-X of the SEC.

“Surviving Corporation” has the meaning set forth in Section 2.01(a).

“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, custom duties, unemployment or other taxes of any kind whatsoever, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return or other document (including any schedules or attachments thereto) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Tender Offer” means a tender offer or exchange offer to purchase any shares of Company Common Stock such that, upon consummation of such offer, the person making such tender offer or exchange offer would own or control 15% or more of the then outstanding shares of Company Common Stock.

“Time Extension Event” has the meaning set forth in Section 9.03(b).

“Transactions” means the Merger and the Bank Merger.

“Transaction Documents” means this Agreement, the Bank Merger Agreement and the Voting Agreements.

“Unperfected Dissenting Shares” has the meaning set forth in Section 3.07.

“USA Patriot Act” has the meaning set forth in Section 5.27.

“Voting Agreements” has the meaning set forth in the recitals to this Agreement.

“Welfare Plan” has the meaning set forth in Section 5.15(f).

1.02. OTHER DEFINITIONAL MATTERS. Unless the context otherwise requires, a term defined anywhere in this Agreement has the same meaning throughout; all references to “the Agreement” or “this Agreement” are to this Agreement as modified, supplemented or amended from time to time; and terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

1.03. DISCLOSURE SCHEDULES. On or prior to the date hereof, Parent has delivered to the Company a schedule and the Company has delivered to Parent a schedule (respectively, its “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article V or Article VI or to one or more of its covenants contained in Article IV. The mere inclusion of a fact, circumstance or event in a Disclosure Schedule shall not be deemed an admission by a party that such item represents a material exception or that such item is reasonably likely to result in a Material Adverse Effect. Any matter disclosed pursuant to one section of a party’s Disclosure Schedule shall be deemed disclosed for all purposes of such party’s Disclosure Schedule, but only to the extent that it is reasonably apparent from a reading of the disclosure that it also qualifies or applies to other sections of the Agreement and the corresponding Schedule.

ARTICLE II - THE MERGER

2.01. THE MERGER.

(a) The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, the Merger Sub shall merge with and into the Company in accordance with the applicable provisions of the MBCL (the “Merger”), the separate corporate existence of Merger Sub shall cease and the Company shall survive and continue to exist as a corporation incorporated under the MBCL (the Company, as the surviving corporation in the Merger, sometimes being referred to herein as the “Surviving Corporation”).

(b) Name and Purpose. The name of the Surviving Corporation shall be “Coast Merger Sub Corporation” and the purpose of the Surviving Corporation shall be solely to engage in bank permissible activities under applicable provisions of the MGL and relating to the transactions contemplated hereby.

(c) Articles of Organization and Bylaws. The articles of organization and bylaws of the Surviving Corporation immediately after the Merger shall be the Merger Sub Certificate and the Merger Sub Bylaws as in effect immediately prior to the Merger. The purpose of the Surviving Corporation shall to be to engage in activities permitted to bank holding companies under the Bank Holding Company Act of 1956, as amended, and Massachusetts law.

(d) Directors and Officers of the Surviving Corporation. The directors and officers of the Surviving Corporation immediately after the Merger shall be the directors and officers of the Merger Sub immediately prior to the Merger, until such time as their successors shall be duly elected and qualified.

(e) Directors of Parent. Promptly following the Effective Time, JPM and two non-employee directors of the Company as of the date of this Agreement mutually agreed upon by the Company and Parent shall be elected or appointed to the Parent Board.

(f) Directors and Officers of the Parent Bank.

(1) Except as set forth in Section 2.01(f)(2) and 2.01(f)(3), the directors and officers of Parent Bank immediately after the Bank Merger shall be the directors and officers of Parent Bank immediately prior to the Bank Merger, until such time as their successors shall be duly elected and qualified.

(2) Effective as of the Effective Time, JPM and two non-employee directors of the Company as of the date of this Agreement mutually agreed upon by the Company and Parent shall be elected or appointed to the Parent Bank Board of Directors.

(3) Effective as of the Effective Time, JPM shall be appointed president of Parent Bank.

(g) Authorized Capital Stock. The authorized capital stock of the Surviving Corporation upon consummation of the Merger shall be as set forth in the Merger Sub Articles immediately prior to the Merger. The total authorized capital stock of the Surviving Corporation shall be one thousand (1000) shares of common stock, $0.01 par value.

(h) Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and in the applicable provisions of the MBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

(i) Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company and Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, the Company and Merger Sub, and its proper officers and directors, shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of the Surviving Corporation are fully authorized in the name of the Surviving Corporation or otherwise to take any and all such action.

2.02. EFFECTIVE DATE AND EFFECTIVE TIME; CLOSING.

(a) Subject to the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the fulfillment or waiver of those conditions), the parties shall cause articles of merger relating to the Merger (the “Articles Of Merger”) to be filed with the Secretary of State of the Commonwealth of Massachusetts pursuant to the MBCL on (i) a date selected by Parent after such satisfaction or waiver which is no later than five Business Days after such satisfaction or waiver, or (ii) such other date to which the parties may agree in writing. The Merger provided for herein shall become effective upon such filing or on such date as may be specified therein. The date of such filing or such later effective date is herein called the “Effective Date.” The “Effective Time” of the Merger shall be the time of such filings or as set forth in such filings. The filing of the Articles of Merger shall be made on the Closing Date.

(b) A closing (the “Closing”) shall take place on the date on which the Articles of Merger is to be filed at 10:00 a.m., Eastern Time, at the principal offices of Goodwin Procter LLP, Boston, Massachusetts, or at such other place, at such other time, or on such other date as the parties may mutually agree upon (such date, the “Closing Date”). At the Closing, there shall be delivered to Parent and the Company the opinions, certificates and other documents required to be delivered under Article VIII hereof.

2.03. PARENT MERGER. Parent and the Surviving Corporation shall take all action necessary and appropriate, including entering into an appropriate merger agreement (the “Parent Merger Agreement”), to cause the Surviving Corporation to merge with and into Parent (the “Parent Merger”) in accordance with applicable laws and regulations and the terms of the Parent Merger Agreement and as soon as practicable after consummation of the Merger. After the Parent Merger the separate corporate existence of the Surviving Corporation shall cease and Parent shall survive and continue to exist as a corporation incorporated under the Massachusetts Business Corporation Law.

ARTICLE III - CONSIDERATION; EXCHANGE PROCEDURES

3.01. CONVERSION OF SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of a holder of Equity Interests of Company or Merger Sub:

(a) Each share of Parent Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unchanged by the Merger.

(b) Each share of Company Common Stock held of record immediately prior to the Effective Time by the Company, Merger Sub, Parent or any Subsidiary of the Company or of Parent (other than DPC Shares) shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

(c) Each share of common stock of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be canceled and retired at the Effective Time and automatically converted into one validly issued, fully paid and nonassessable share of common stock, $0.01 par value, of the Surviving Corporation. Each certificate evidencing ownership of a number of shares of Merger Sub Common Stock shall be deemed to evidence ownership of the same number of shares of common stock, $0.01 par value, of the Surviving Corporation.

(d) Subject to Sections 3.03, 3.06, 3.07 and 3.08, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 3.01(b)) shall be converted into, and shall be canceled in exchange for, the right to receive:

(i) 1.4468 shares of Parent Common Stock (the “Per Share Stock Consideration”), or

(ii) a cash amount equal to $34.00 per share of Company Common Stock (the “Per Share Cash Consideration”).

3.02. OPTIONAL TERMINATION. Notwithstanding the provisions of Section 3.01(d)(1)(i), the Company shall have the right, waivable by it, to terminate this Agreement pursuant to and under the circumstances set forth in Section 9.01(h) hereof, unless the Parent elects, at its option, to adjust the Per Share Stock Consideration as described in such Section 9.01(h).

3.03. ELECTION PROCEDURES.

(a) Parent shall designate an exchange agent to act as agent (the “Exchange Agent”) for purposes of conducting the election procedure and the exchange procedure described in Sections 3.03 and 3.04. Provided that the Company has delivered, or caused to be delivered, to the Exchange Agent all information which is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall, no later than the twenty-fifth (25th) Business Day prior to the anticipated Effective Date, mail or make available to each holder of record of a Certificate or Certificates:

(i) a notice and letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates theretofore representing shares of Company Common Stock shall pass, only upon proper delivery of the Certificates to the Exchange Agent) advising such holder of the anticipated effectiveness of the Merger and the procedure for surrendering to the Exchange Agent such Certificate or Certificates in exchange for the consideration set forth in Section 3.01(d) hereof deliverable in respect thereof pursuant to this Agreement and

(ii) an election form in such form as Parent and the Company shall mutually agree (the “Election Form”).

(b) Each Election Form shall permit the holder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation)

(i) to elect to receive Parent Common Stock with respect to all of such holder’s Company Common Stock as hereinabove provided (the “Stock Election Shares”),

(ii) to elect to receive cash with respect to all of such holder’s Company Common Stock as hereinabove provided (the “Cash Election Shares”),

(iii) to elect to receive Parent Common Stock with respect to part of such holder’s Company Common Stock and to receive cash with respect to the remaining part of such holder’s Company Common Stock as hereinabove provided (a “Mixed Election”), or

(iv) to indicate that such holder makes no such election with respect to such holder’s shares of Company Common Stock (the “No-Election Shares”).

(c) With respect to each holder of Company Common Stock who makes a Mixed Election, the shares of Company Common Stock such holder elects to be converted into the right to receive Parent Common Stock shall be treated as Stock Election Shares and the shares such holder elects to be converted into the right to receive cash shall be treated as Cash Election Shares for purposes of the provisions contained in Sections 3.03(b), 3.03(g) and 3.03(h). Nominee record holders who hold Company Common Stock on behalf of multiple beneficial owners shall indicate how many of the shares held by them are Stock Election Shares, Cash Election Shares and No-Election Shares.

(d) If a shareholder either (i) does not submit a properly completed Election Form prior to the Election Deadline or (ii) revokes an Election Form prior to the Election Deadline and does not resubmit a properly completed Election Form prior to the Election Deadline, the shares of Company Common Stock held by such shareholder shall be treated as No-Election Shares. Any Dissenting Shares shall be deemed to be Cash Election Shares, and with respect to such shares the holders thereof shall in no event be classified as Reallocated Stock Shares.

(e) The term “Election Deadline” shall mean 5:00 p.m., Eastern Time, on the 20th Business Day following but not including the date of mailing of the Election Form or such other date as Parent and the Company shall mutually agree upon.

(f) Any election to receive Parent Common Stock or cash shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form will be properly completed only if accompanied by Certificates representing all shares of Company Common Stock covered thereby, subject to the provisions of Section 3.04(c). Any Election Form may be revoked or changed by the Person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such written notice is actually received by the Exchange Agent at or prior to the Election Deadline. The Certificate or Certificates representing Company Common Stock relating to any revoked Election Form shall be promptly returned without charge to the Person submitting the Election Form to the Exchange Agent. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received, whether any such election, modification or revocation has been properly made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither Parent nor the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

(g) Within seven (7) Business Days after the Election Deadline, the Exchange Agent shall effect the allocation among holders of Company Common Stock of rights to receive Parent Common Stock or cash in the Merger in accordance with the Election Forms as follows:

(i) If the number of Cash Election Shares times the Per Share Cash Consideration is less than the Aggregate Cash Consideration, then:

(1) all Cash Election Shares (subject to Section 3.07 with respect to Dissenting Shares) shall be converted into the right to receive cash,

(2) No-Election Shares shall then be deemed to be Cash Election Shares to the extent necessary to have the total number of Cash Election Shares times the Per Share Cash Consideration equal the Aggregate Cash Consideration. If less than all of the No-Election Shares need to be treated as Cash Election Shares, then the Exchange Agent shall select which No-Election Shares shall be treated as Cash Election Shares in such manner as the Exchange Agent shall determine in accordance with Section 3.03(h), and all remaining No-Election Shares shall thereafter be treated as Stock Election Shares,

(3) If all of the No-Election Shares are treated as Cash Election Shares under the preceding subsection, and the total number of Cash Election Shares (including such No-Election Shares treated as such) times the Per Share Cash Consideration remains less than the Aggregate Cash Consideration, then the Exchange Agent shall convert on a pro rata basis as described below a sufficient number of Stock Election Shares into Cash Election Shares (“Reallocated Cash Shares”) such that the sum of the number of Cash Election Shares plus the number of Reallocated Cash Shares times the Per Share Cash Consideration equals the Aggregate Cash Consideration, and all Reallocated Cash Shares will be converted into the right to receive the Per Share Cash Consideration, and

(4) the Stock Election Shares which are not Reallocated Cash Shares shall be converted into the right to receive the Per Share Stock Consideration.

(ii) If the number of Cash Election Shares times the Per Share Cash Consideration is greater than the Aggregate Cash Consideration, then:

(1) all Stock Election Shares and all No-Election Shares shall be converted into the right to receive Parent Common Stock,

(2) the Exchange Agent shall convert on a pro rata basis as described below a sufficient number of Cash Election Shares (excluding any Dissenting Shares) (“Reallocated Stock Shares”) such that the number of remaining Cash Election Shares (including Dissenting Shares) times the Per Share Cash Consideration equals the Aggregate Cash Consideration, and all Reallocated Stock Shares shall be converted into the right to receive the Per Share Stock Consideration, and

(3) the Cash Election Shares (subject to Section 3.07 with respect to Dissenting Shares) which are not Reallocated Stock Shares shall be converted into the right to receive the Per Share Cash Consideration.

(iii) If the number of Cash Election Shares times the Per Share Cash Consideration is equal to the Aggregate Cash Consideration, then Sections 3.03(g)(i) and 3.03(g)(ii) above shall not apply and all No-Election Shares and all Stock Election Shares will be converted into the right to receive the Per Share Stock Consideration.

(h) For purposes of the calculations in Section 3.03(g), Company Common Stock held by Parent or any of its Subsidiaries other than in a fiduciary capacity shall be deemed Cash Election Shares without regard to whether an Election Form has been submitted with respect to such shares; provided, however, that such shares shall in no event be classified as Reallocated Stock Shares. In the event that the Exchange Agent is required pursuant to Section 3.03(g)(i)(3) to convert some Stock Election Shares into Reallocated Cash Shares, each holder of Stock Election Shares shall be allocated a pro rata portion of the total Reallocated Cash Shares. In the event the Exchange Agent is required, pursuant to Section 3.03(g)(ii)(2), to convert some Cash Election Shares into Reallocated Stock Shares, each holder of Cash Election Shares shall be allocated a pro rata portion of the total Reallocated Stock Shares, subject to the provisions of Section 3.03(j) below. In the event the Exchange Agent is required pursuant to Section 3.03(g)(i)(2) to convert some No-Election Shares into Cash Election Shares, such conversion shall be allocated on a pro rata basis among No-Election Shares.

(i) If the tax opinion referred to in Section 8.01(e) cannot be rendered (as reasonably determined by Goodwin Procter LLP) as a result of the Merger potentially failing to qualify as a reorganization under Section 368(a) of the Code, then Parent shall be permitted, in its sole discretion to reduce the number of shares of

Company Common Stock entitled to receive the Per Share Cash Consideration and correspondingly increase the number of shares of Company Common Stock entitled to receive the Per Share Stock Consideration by the minimum amount necessary to enable such tax opinion to be rendered.

(j) Notwithstanding anything to the contrary herein, the number of shares of Parent Common Stock to be issued by Parent pursuant to this Agreement shall under no circumstances be equal to more than 19.99% of the total number of shares of Parent Common Stock outstanding as of immediately prior to the Effective Date (the “Maximum Share Amount”). In furtherance of the immediately proceeding sentence, if as a result of an adjustment to the Per Share Stock Consideration made in accordance with Section 9.01(h) the number of Aggregate Stock Conversion Shares would otherwise exceed the Maximum Share Amount, then (x) such number of Aggregate Stock Conversion Shares as shall equal the Maximum Share Amount shall be converted into the right to receive the Per Share Stock Consideration as adjusted pursuant to Section 9.01(h) (the “Adjusted Per Share Stock Consideration”) and (y) Aggregate Stock Conversion Shares that are not converted into the right to receive the Adjusted Per Share Stock Consideration as a result of the limitation set forth in the preceding clause (x) shall be converted into the right to receive cash in an amount (the “Alternative Per Share Cash Amount”) equal to the product of the Adjusted Per Share Stock Consideration and the Average Closing Price. In the event that less than all of the Aggregate Stock Conversion Shares are converted into the right to receive the Adjusted Per Share Stock Consideration as a result of the application of this Section 3.03(j), then the Exchange Agent shall allocate the shares of Company Common Stock that would otherwise be Aggregate Stock Conversion Shares on a pro rata basis as between those to be converted into the right to receive the Adjusted Per Share Stock Consideration and those to be converted into the right to receive the Alternative Per Share Cash Amount. For purposes of this Section 3.03(j), the aggregate number of shares of Company Common Stock that would, but for the application of this Section 3.03(j), be converted pursuant to this Agreement into the right to receive shares of Parent Common Stock shall be referred to as the “Aggregate Stock Conversion Shares.”

3.04. EXCHANGE PROCEDURES.

(a) At or prior to the Effective Time, for the benefit of the holders of Certificates, Parent shall deliver to the Exchange Agent certificates evidencing the number of shares of Parent Common Stock issuable and the Aggregate Cash Consideration payable pursuant to this Article III in exchange for Certificates representing outstanding shares of Company Common Stock. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto.

(b) After completion of the allocation referred to in Section 3.03(g), each holder of an outstanding Certificate or Certificates who has surrendered such Certificate or Certificates to the Exchange Agent will, upon acceptance thereof by the Exchange Agent, be entitled to a certificate or certificates representing the number of whole shares of Parent Common Stock and the amount of cash into which the aggregate number of shares of Company Common Stock previously represented by such Certificate or Certificates surrendered shall have been converted pursuant to this Agreement and any other distribution theretofore paid with respect to Parent Common Stock issuable in the Merger, if such holder’s shares of Company Common Stock have been converted into Parent Common Stock, in each case without interest. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Each outstanding Certificate which prior to the Effective Time represented Company Common Stock and which is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent be deemed to evidence ownership of the number of shares of Parent Common Stock or the right to receive the amount of cash into which such Company Common Stock shall have been converted. After the Effective Time, there shall be no further transfer on the records of the Company of Certificates representing shares of Company Common Stock and if such Certificates are presented to the Company for transfer, they shall be cancelled against delivery of certificates for Parent Common Stock or cash as hereinabove provided. No dividends which have been declared will be remitted to any Person entitled to receive shares of Parent Common Stock under this Agreement until such Person surrenders the Certificate or Certificates representing Company Common Stock, at which time such dividends shall be remitted to such Person, without interest.

(c) Appropriate transmittal materials in a form satisfactory to Parent (including a letter of transmittal specifying that delivery shall be effected and risk of loss and title to such certificate shall pass, only upon delivery of such certificate to the Exchange Agent) shall be mailed as soon as practicable after the Effective Time to each holder of record of Company Common Stock as of the Effective Time who did not previously submit a properly completed Election Form. Parent shall not be obligated to deliver cash and/or a certificate or certificates representing shares of Parent Common Stock to which a holder of Company Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing the shares of Company Common Stock for exchange as provided in this Section 3.04, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond as may be required by Parent or the Exchange Agent. If any certificates evidencing shares of Parent Common Stock are to be issued in a name other than that in which the Certificate evidencing Company Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer and that the Person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) Any portion of the shares of Parent Common Stock and cash delivered to the Exchange Agent by Parent pursuant to Section 3.04(a) that remains unclaimed by the stockholders of the Company for one year after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to Parent. Any stockholders of Company who have not theretofore complied with Section 3.04(c) shall thereafter look only to Parent for the consideration deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement without any interest thereon. If outstanding Certificates for shares of Company Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of Parent Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of Parent (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Parent and the Exchange Agent shall be entitled to rely upon the stock transfer books of the Company to establish the identity of those Persons entitled to receive the consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Parent and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(e) Notwithstanding anything in this Agreement to the contrary, Certificates surrendered for exchange by any Company Affiliate shall not be exchanged for certificates representing shares of Parent Common Stock to which such Company Affiliate may be entitled pursuant to the terms of this Agreement until Parent has received a written agreement from such Person as specified in Section 7.07.

3.05. RIGHTS AS SHAREHOLDERS; STOCK TRANSFERS. At the Effective Time, holders of Company Stock shall cease to be, and shall have no rights as, stockholders of the Company other than to receive the consideration provided under this Article III. After the Effective Time, there shall be no transfers on the stock transfer books of the Company or the Surviving Corporation of shares of Company Stock.

3.06. NO FRACTIONAL SHARES. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of Parent Common Stock shall be issued in the Merger. Each holder of Company Common Stock who otherwise would have been entitled to a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the closing price of a share of Parent Common Stock on the Nasdaq Stock Market’s National Market on the Business Day preceding the Effective Time (as reported in The Wall Street Journal, or if not reported therein, in another authoritative source), rounded to the nearest whole cent. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

3.07. DISSENTING SHARES. Each outstanding share of Company Common Stock the holder of which has perfected his right to dissent under the MBCL and has not effectively withdrawn or lost such right as of the Effective Time (the “Dissenting Shares”) shall not be converted into or represent a right to receive shares of Parent Common Stock and cash hereunder. Rather, the holder thereof shall be entitled only to payment of the appraised value of such Dissenting Shares in accordance with the provisions of Sections 86 through 98, inclusive, of the MBCL. The Company shall give Parent (i) prompt notice of any demands filed pursuant to Sections 86 through 98, inclusive, of the MBCL received by the Company, withdrawals of such demands, and any other instruments served in connection with such demands pursuant to the MBCL and received by the Company, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under the MBCL consistent with the obligations of the Company thereunder. The Company shall not, except with the prior written consent of Parent, (x) make any payment with respect to, or to any person making, any such demand, (y) offer to settle or settle any such demand or (z) waive any failure to timely deliver a written demand in accordance with the MBCL. If any holder of Dissenting Shares shall fail to perfect or shall have effectively withdrawn or lost the right to dissent (which shares are referred to as “Unperfected Dissenting Shares”) at any time, the Unperfected Dissenting Shares held by such holder shall be converted on a share by share basis into the right to receive the Per Share Stock Consideration and/or the Per Share Cash Consideration in accordance with the applicable provisions of this Agreement, as Parent or the Exchange Agent shall determine, without any interest thereon. Any payments made in respect of Dissenting Shares shall be made by the Surviving Corporation.

3.08. ANTI-DILUTION PROVISIONS. If, between the date hereof and the Effective Time, the shares of Parent Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period, the Per Share Stock Consideration shall be adjusted accordingly. The provisions of this Agreement assume that there will be no more than 4,242,166.07 shares of Company Common Stock outstanding or issuable upon the exercise of options or warrants or otherwise, at the Effective Time. If there is any change in this number as of the Effective Time, the Merger Consideration will be appropriately adjusted.

3.09. WITHHOLDING RIGHTS. Parent (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Parent is required under the Code or any state, local or foreign tax law or regulation thereunder to deduct and withhold with respect to the making of such payment. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding was made by Parent.

3.10. COMPANY OPTIONS. At the Effective Time, each Company Option which is then outstanding, whether or not exercisable, shall cease to represent a right to acquire shares of Company Common Stock and shall be converted automatically into an option to purchase shares of Parent Common Stock, and Parent shall assume each Company Option, in accordance with the terms of the applicable Company Stock Option Plan and stock option or other agreement by which it is evidenced, except that from and after the Effective Time, (i) Parent and Parent Board (or an appropriate committee thereof) shall be substituted for the Company and the Company Board (or an appropriate committee thereof) administering such Company Stock Option Plan, (ii) each

Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (iii) the number of shares of Parent Common Stock subject to such Company Option shall be equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by the Stock Option Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded down to the nearest share, and (iv) the per share exercise price under each such Company Option shall be adjusted by dividing the per share exercise price under each such Company Option by the Stock Option Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent. Notwithstanding clauses (iii) and (iv) of the preceding sentence, each Company Option which is an “incentive stock option” shall be adjusted as required by Section 424 of the Code, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424(h) of the Code. Parent and the Company agree to take all necessary steps to effect the foregoing provisions of this Section 3.10.

3.11. DIRECTORS’ DEFERRED COMPENSATION PLAN. At the Effective Time, each unit outstanding in the Deferred Stock Compensation Plan for directors of the Company and its Subsidiaries shall be converted to either the Per Share Cash Consideration or the Per Share Stock Consideration, at the election of each holder of such units. At least 5 Business Days prior to the Effective Time, each such holder of units shall notify Parent of their election, which Parent shall honor as best as reasonably practicable; provided, however, that the provisions of Section 3.03(j) with respect to potential adjustments to the Per Share Stock Consideration shall be applicable if an aggregate number of shares of Parent Common Stock in excess of the Maximum Share Amount would be otherwise required to be issued pursuant to the transactions contemplated by this Agreement.

3.12. REGISTRATION STATEMENT. Within 10 Business Days after the Effective Time, Parent shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of Parent Common Stock subject to the options referred to in Section 3.10 or subject to the units referred to in Section 3.11 and shall use its reasonable efforts to maintain the current status of the prospectus or prospectuses contained therein for so long as such options remain outstanding in the case of a Form S-8 or, in the case of a Form S-3, until the shares subject to such options may be sold without a further holding period under Rule 144 under the Securities Act.

ARTICLE IV - ACTIONS PENDING ACQUISITION

4.01. AGREEMENTS OF THE COMPANY.

(a) The Company covenants and agrees that, except as expressly contemplated by this Agreement, between the date of this Agreement and the Effective Time, unless Parent shall otherwise agree in writing, (i) the business of the Company, the Company Bank and the Company’s Subsidiaries shall be conducted only in, and the Company, the Company Bank and the Company’s Subsidiaries shall not take any action except in, the usual, regular and ordinary course of business and in a manner consistent with prudent banking practice and generally to conduct their business in substantially the same way as heretofore conducted, and without limiting the foregoing, to continue to operate in the same geographic markets serving the same market segments and maintain its current loan, deposit, banking products and service programs on substantially the same terms and conditions; (ii) the Company shall use its reasonable best efforts to preserve the business organization of the Company, the Company Bank and the Company’s Subsidiaries, to keep available the present services of the officers, employees and consultants of the Company, the Company Bank and the Company’s Subsidiaries and to preserve the current relationships and goodwill of the Company, the Company Bank and the Company’s Subsidiaries with customers, suppliers and other Persons with which the Company, the Company Bank or any of the Company’s Subsidiaries have business relationships; and (iii) the Company shall take no action which would materially adversely affect or materially delay the ability of the Company to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or the Bank Merger Agreement.

(b) By way of amplification and not limitation of Section 4.01(a) above, except as expressly contemplated by this Agreement, the Company shall not, nor shall the Company permit the Company Bank or any of the Company’s Subsidiaries, between the date of this Agreement and the Effective Time, directly or indirectly to do, or publicly announce an intention to do, any of the following without the prior written consent of Parent through its representative, its Chief Executive Officer (which consent shall not be unreasonably withheld):

(1) Capital Stock. Other than pursuant to the Equity Interests set forth on Schedule 4.01(b)(1) of the Company’s Disclosure Schedule and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock or any Equity Interests or (ii) permit any additional shares of stock to become subject to grants of employee or director stock options or other Equity Interests.

(2) Dividends; Etc. (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Company Stock, other than, subject to Section 7.23 hereof, a regular, quarterly cash dividend at a rate not in excess of $0.11 per share on the Company Common Stock, declared and paid in accordance with past practice (including with respect to the timing of such declaration and payment), or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, or issue any other securities in respect of, in lieu of, or in substitution for, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock (other than pursuant to the Equity Interests set forth on Schedule 5.02 of the Company’s Disclosure Schedule and outstanding on the date hereof).

(3) Contracts. Except in the ordinary course of business consistent with past practice, as required by law, as contemplated by this Agreement or as otherwise permitted under this Section 4.01, enter into or terminate any Material Contract (as defined in Section 5.12) or amend or modify any of its existing Material Contracts.

(4) Hiring. Hire any Person as an employee of the Company or any of its Subsidiaries or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 4.01(b)(4) of the Company’s Disclosure Schedule, and (ii) Persons hired to fill any vacancies arising after the date hereof and whose employment is terminable at the will of the Company or a Subsidiary of the Company, as applicable, other than any Person to be hired who would have a base salary, including any guaranteed bonus or any similar bonus, considered on an annual basis of more than $75,000.

(5) Benefit Plans. Enter into, establish, adopt, renew or amend (except (i) as may be required by applicable law, (ii) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 4.01(b)(5) of the Company’s Disclosure Schedule or (iii) as otherwise contemplated by this Agreement) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of the Company or its Subsidiaries (“Benefit Plans”) (provided, however, that the restrictions contained in this Section 4.01(b)(5) concerning renewals shall apply only to those Benefit Plans with a term greater than one (1) year or for which a fully earned premium has been or will be or is required to be paid at the commencement of the coverage period or such renewal coverage period) or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder except pursuant to this Agreement.

(6) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, or cancel or release any indebtedness of a Person or any claims held by any Person, except in the ordinary course of business consistent with past practice.

(7) Compensation; Employment Agreements. Except as contemplated by this Agreement or by Section 4.01(b)(7) of the Company’s Disclosure Schedule, enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of the Company or its Subsidiaries or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, provided that such increases shall not result in an annual adjustment in total compensation of more than 5% for any individual or 4% in the aggregate for all employees of the Company, (ii) for other changes that are required by applicable law, (iii) for bonus payments in the ordinary course of business consistent with past practices, provided that such payments shall not exceed an aggregate of $488,000, (iv) for bonuses payable pursuant to the Previously Disclosed bonus plan for Old Colony Mortgage Company, or (v) grants of awards to newly-hired employees consistent with past practice.

(8) Environmental. Foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of Hazardous Substance in amounts which, if such foreclosure were to occur, would be material.

(9) Insurance. Renew, amend or permit to expire, lapse or terminate or knowingly take any action reasonably likely to result in the creation, renewal, amendment, expiration, lapse or termination of any insurance policies referred to in Section 5.29 hereof; provided, however, that the restrictions contained in this Section 4.01(b)(9) concerning renewal shall apply only to those insurance policies with a term greater than one (1) year or for which a fully earned premium has been or will be or is required to be paid at the commencement of the coverage period (or such renewal coverage period).

(10) Parachute Payments.

(A) Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Company or any of its Subsidiaries take any action or make any payments that could result, in the reasonable opinion of Parent or its professional advisors, either individually or in the aggregate, in the payment of an “excess parachute payment” within the meaning of Section 280G of the Code or that could result, in the reasonable opinion of Parent or its professional advisors, either individually or in the aggregate, in payments that would be nondeductible pursuant to Section 162(m) of the Code.

(B) In no event shall the Company or any of its Subsidiaries pay (or agree to pay) to or for the benefit of either of JPM or KMT any amount that could be deemed to be in the nature of compensation other than (i) regular incremental payments of his salary, management bonus and fringe benefits of general applicability at the rates and under the programs now in effect, including without limitation the accrual and payment of benefits under the Supplemental Executive Retirement Agreements with each of JPM and KMT, (ii) reimbursement in the ordinary course of his or her business expenses, and (iii) payments required to be made to such individual under their applicable “Special Termination Agreements” in effect as of the date hereof.

(11) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith) all or any portion of the assets, business, deposits or properties of any other entity, including by merging or consolidating with, or by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, Joint Venture, other business organization or any division thereof or any material amount of assets, other than in the ordinary course of business consistent with past practice.

(12) Investments. Make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other Person other than a wholly owned Subsidiary of the Company, or commitment to make such an investment other than in the ordinary course of business consistent with past practice, and, in any event regardless of whether consistent with past practice, make any such investment or commitment to make such an investment which is in excess of $1,000,000 individually or $5,000,000 in the aggregate, unless otherwise permitted under Section 4.01(b)(22).

(13) Capital Expenditures. Make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $25,000 individually or $150,000 in the aggregate.

(14) Governing Documents. Amend the Company Articles or Company Bylaws or the articles of organization or bylaws (or equivalent documents) of any Subsidiary of the Company.

(15) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by changes in laws or regulations or GAAP.

(16) Claims. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which the Company or any of its Subsidiaries is or becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by the Company and its Subsidiaries of an amount which exceeds $25,000 individually or $150,000 in the aggregate and/or would impose any material restriction on the business of the Company.

(17) Derivatives Contracts. Enter into any Derivatives Contract, except in the ordinary course of business consistent with past practice.

(18) Indebtedness. Incur any indebtedness for borrowed money (other than deposits, federal funds purchased, cash management accounts, borrowings from the Federal Home Loan Bank of Boston and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice), including issuing any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or renewals thereof, in excess of $1,000,000 individually or $5,000,000 in the aggregate, other than in the ordinary course of business consistent with past practice.

(19) Taxes. Other than with the cooperation of and in consultation with Parent, make or change any material Tax election, file any material amended Tax Return, enter into any material closing agreement, settle or compromise any material liability with respect to Taxes, agree to any material adjustment of any Tax attribute, file any claim for a material refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment; provided, that, for purposes of this subparagraph (19), “material” shall mean affecting or relating to $100,000 of taxable income.

(20) Lending. Other than in the ordinary course of business and consistent with existing lending policies and practices, make any commercial, commercial real estate, or commercial and industrial loan.

(21) Charitable Foundation. Make any cash contributions to Abington Charitable Foundation.

(22) Investment Securities Portfolio. Other than in the ordinary course of business, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported.

(23) Real Estate. Make any new or additional equity investment in real estate or commitment to make any such an investment or in any real estate development project, other than (i) in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practice, or (ii) as required by agreements or instruments in effect as of the date hereof.

(24) Loan and Investment Policies. Change in any material respect its loan or investment policies and procedures, except as required by regulatory authorities.

(25) Leases. Enter into or renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of or make any commitment with respect to (i) any lease, license, contract, agreement or commitment for office space, operations space or branch space, regardless of where located or to be located, to which the Company or any of its Subsidiaries is, or may be, a party or by which the Company or any of its Subsidiaries or their respective properties is bound, other than in the ordinary course and consistent with past practices, or (ii) regardless of whether in the ordinary course or consistent with past practices, any such lease, license, contract, agreement or commitment involving an aggregate payment by or to the Company or any of its Subsidiaries of more than $50,000 or having a term of one year or more from the date of execution.

(26) Defaults. Commit any act or omission which constitutes a material breach or default by the Company or any of its Subsidiaries under any agreement with any Governmental Authority or under any material contract or material license to which any of them is a party or by which any of them or their respective properties is bound.

(27) Adverse Actions. (A) Take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (B) take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article VIII not being satisfied or (z) a material violation of any provision of this Agreement or the Bank Merger Agreement, except, in each case, as may be required by applicable law or regulation.

(28) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

4.02. AGREEMENTS OF PARENT AND MERGER SUB. From the date hereof until the Effective Time, each of Parent and Merger Sub will operate in the ordinary course of business consistent with past practice. In addition, except as expressly contemplated or permitted by this Agreement, without the prior written consent of the Company, Parent will not, and will cause each of its Subsidiaries not to (1) take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (2) take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article VIII not being satisfied or (z) a material violation of any provision of this Agreement or the Bank Merger Agreement except, in each case, as may be required by applicable law or regulation, (3) amend the Parent Articles or Parent Bylaws in a manner that would materially and adversely effect the benefits of the Merger to the stockholders of the Company, or (4) enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

ARTICLE V - REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as Previously Disclosed, the Company hereby represents and warrants to Parent and Merger Sub:

5.01. ORGANIZATION, STANDING AND AUTHORITY. The Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts. The Company is duly qualified to do business and is in corporate good standing in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified, except when the failure to be so licensed or in good standing would not result in a Material Adverse Effect. The Company has in effect all federal, state, local and foreign governmental authorizations necessary for it to own, operate or lease its properties and assets and to carry on its business as now conducted. The Company is a bank holding company registered with the Federal Reserve Board under the BHCA. The Company Articles and Company ByLaws, copies of which have previously been made available to Parent, are true, complete and correct copies of such documents in effect as of the date of this Agreement. The Company is not in violation of any provision of its Company Articles or Company ByLaws. The minute books of the Company contain in all material respects true and accurate records of all meetings held and corporate actions taken since January 1, 2000 of the Company’s stockholders and Board of Directors (including committees of the Company’s Board of Directors) other than minutes which have not been prepared as of the date hereof.

5.02. COMPANY CAPITAL STOCK. The authorized capital stock of the Company consists solely of 12,000,000 shares of Company Common Stock, of which 3,907,051 shares are outstanding as of the date hereof, and 3,000,000 shares of Company Preferred Stock, of which no shares are outstanding. As of the date hereof, 1,806,600 shares of Company Common Stock were held in treasury by the Company. Except for DPC Shares, no shares of Company Common Stock are held by Company’s Subsidiaries. The outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and free of preemptive rights, with no personal liability attaching to the ownership thereof, and none of the outstanding shares of Company Common Stock have been issued in violation of the preemptive rights of any Person. Section 5.02 of the Company’s Disclosure Schedule sets forth for each Company Option, the name of the grantee, the date of the grant, the type of grant, the status of the option grant as qualified or non-qualified under Section 422 of the Code, the number of shares of Company Common Stock subject to each option, the number of shares of Company Common Stock subject to options that are currently exercisable and the exercise price per share. Section 5.02 of the Company’s Disclosure Schedule also sets forth the name of each participant and the number of units accrued by each such participant in the Company’s Deferred Stock Compensation Plan for Directors. Except as set forth in the preceding two sentence(s), there are no shares of Company Stock reserved for issuance, the Company does not have any Equity Interests issued or outstanding with respect to Company Stock, and the Company does not have any commitment to authorize, issue or sell any Company Stock or Equity Interests. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of, or other Equity Interests in, the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company. There are no shares of the Company Common Stock outstanding which are subject to vesting over time or upon the satisfaction of any condition precedent, or which are otherwise subject to any right or obligation of repurchase or redemption on the part of the Company.

5.03. SUBSIDIARIES.

(a) (1) The Company has Previously Disclosed a list of all of its Subsidiaries together with the jurisdiction of organization of each such Subsidiary and the percentage and type of equity security owned or controlled by the Company, (2) the Company owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, all of which are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, (3) no equity securities of any of its Subsidiaries are or may become required to be issued (other than to the Company) by reason of any Equity Interest or otherwise, (4) there are no contracts, commitments, understandings or arrangements by which any of its Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to the Company or any of its wholly-owned Subsidiaries), (5) there are no contracts, commitments, understandings, or arrangements relating to the Company’s rights to vote or to dispose of such securities, (6) all the equity securities of the Company’s Subsidiaries held by the Company or its Subsidiaries are fully paid and nonassessable and are owned by the Company or its Subsidiaries free and clear of any Liens and (7) there are no outstanding contractual obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Company or any such Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any such Subsidiary of the Company.

(b) Except for securities and other interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted, the Company does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person or any interest in a partnership or Joint Venture of any kind other than its Subsidiaries, stock in the Federal Home Loan Bank of Boston and stock in the Savings Bank Life Insurance Company of Massachusetts.

(c) Each of the Company’s Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except when the failure to be so licensed or in good standing would not result in a Material Adverse Effect.

(d) The deposit accounts of the Company Bank are insured by the Bank Insurance Fund of the FDIC and the Deposit Insurance Fund of the Depositors Insurance Fund of Massachusetts in the manner and to the maximum extent provided by applicable law, and the Company Bank has paid all deposit insurance premiums and assessments required by applicable laws and regulations. Company Bank is not obligated to make any payments for premiums and assessments and it has filed all reports required by the FDIC. Company Bank does not have any deposits insured by the SAIF. As of the date hereof, no proceedings for the revocation or termination of such deposit insurance are pending or, to the best knowledge of the Company, threatened.

(e) The Articles of Organization and ByLaws or equivalent organizational documents of each of the Company’s Subsidiaries, copies of which have previously been made available to Parent, are true, correct and complete copies of such documents in effect as of the date of this Agreement. Neither the Company nor any of its Subsidiaries is in violation of any provision of its Articles of Organization, ByLaws or equivalent organizational documents. The minute books of each of Company’s Subsidiaries contain in all material respects true and accurate records of all meetings held and corporate actions taken since January 1, 2000 of its stockholders and board of directors (including committees of its board of directors) other than minutes which have not been prepared as of the date hereof.

5.04. CORPORATE POWER. Each of the Company and its Subsidiaries has the requisite corporate power and authority to carry on its business as it is now being conducted and to own, lease or operate all its properties and assets; and the Company has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities and the approval of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock.

5.05. CORPORATE AUTHORITY. Subject to the approval of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of the Company and the Company Board on or prior to the date hereof. The execution and delivery of this Agreement and the other Transaction documents, and the consummation of the transactions contemplated hereby and thereby have been declared advisable by, and have been duly and validly approved by the vote of, the board of directors of the Company. The board of directors of the Company (i) has directed that this Agreement and the transactions contemplated hereby, including the Merger, be submitted to the stockholders of the Company for approval at a meeting of such stockholders and (ii) has recommended that the stockholders of the Company approve this Agreement and the transactions contemplated hereby. The Company has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement is a valid and legally binding obligation of the Company, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

5.06. REGULATORY APPROVALS; NO DEFAULTS.

(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by the Company or any of its Subsidiaries in connection with the execution, delivery or performance by the Company or the Company Bank of this Agreement and the Bank Merger Agreement, as applicable, or to consummate the Transactions and the other transactions contemplated hereby and thereby, except for (A) filings of applications or notices with, and approvals or waivers by, the Federal Reserve Board, the FDIC, the Massachusetts Bank Commissioner, the Depositors Insurance Fund of Massachusetts, the Massachusetts Board and the MHPF, as required, (B) filings with the SEC and state securities authorities in connection with the issuance of Parent Common Stock in the Merger and the solicitation of proxies from the Company’s shareholders for approval of the Merger, (C) the filing of Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts pursuant to the MBCL, (D) the approval of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock and (E) such corporate approvals and such consents or approvals of, or waivers by, or filings or registrations with, certain of the foregoing federal and state banking agencies in connection with the Bank Merger. As of the date hereof, the Company is not aware of any reason why the approvals set forth above and referred to in Section 8.01(b) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 8.01(b) or that the requisite approval of the Company’s stockholders will not be obtained.

(b) Subject to receipt of the approvals referred to in Section 5.06(a), and the expiration of related waiting periods, the execution, delivery and performance of this Agreement and the Bank Merger Agreement by the Company and the Company Bank, as applicable, and the consummation of the Transactions and the other transactions contemplated hereby and thereby do not and will not (A) constitute a breach or violation of, or a default under (or, with notice or lapse of time, or both, would constitute a default under), or give rise to any Lien, any acceleration of remedies or performance or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture, note, bond, mortgage, deed of trust, lease or instrument of the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries or any of their respective properties or assets is subject, affected or bound (whether as issuer, guarantor, obligor or otherwise), (B) constitute a breach or violation of, or a default under, the articles of organization or bylaws (or similar governing documents) of the Company or any of its Subsidiaries or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture, note, bond, mortgage, deed of trust, lease or instrument.

5.07. REPORTS.

(a) SEC Reports. The Company’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000 and all other reports (including reports on Form 10-Q and Form 8-K), registration statements, definitive proxy statements or information statements filed or to be filed by it subsequent to December 31, 1999 with the SEC (collectively, the Company’s “SEC Documents”), as of the date filed or to be filed and as amended prior to the date hereof, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date; and (C) each of the balance sheets contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the consolidated financial position of the Company and its Subsidiaries as of its date, and (D) each of the consolidated statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the consolidated results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of the Company and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved (subject, in the case of unaudited interim statements, to normal year-end adjustments). Each of the consolidated financial statements of the Company and its Subsidiaries, including, in each case, the notes thereto, contained in the SEC Documents comply, and the financial statements to be filed with the SEC by the Company after the date hereof will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP and applicable legal and regulatory requirements. None of the Company’s Subsidiaries is required to file any form, report or other document with the SEC.

(b) Company Reports. Since January 1, 2000, the Company and its Subsidiaries have timely filed, and subsequent to the date hereof will timely file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the Federal Reserve Board; (ii) the FDIC and (iii) any applicable state securities or banking authorities (except, in the case of state securities authorities, no such representation is made as to filings which are not material) (all such reports, registrations and statements, together with any amendments thereto and the SEC Document, are collectively referred to herein as the “Company Reports”) and have paid all fees and assessments due and payable in connection with any of the foregoing. As of the date filed or to be filed and as amended prior to the date hereof, the Company Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed. The Company has made available to Parent true and complete copies of all amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect. Except for normal periodic examinations conducted by a Bank Regulator in the regular course of the business of the Company and its Subsidiaries, since January 1, 2000, no Bank Regulator has initiated any proceeding or, to the best knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries. Except as set forth on Section 5.07(b) of the Company Disclosure Schedule, the Company and its Subsidiaries have resolved all material violations, criticisms or exceptions by any Bank Regulator with respect to any such normal periodic examination.

(c) The Company has established and maintains disclosure controls and procedures as required by Rule 13a-15 under the Exchange Act. As of the end of the period covered by each applicable SEC Document, the Company has conducted an evaluation under the supervision and with the participation of its management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures, and has concluded that its disclosure controls and procedures are effective to ensure that information required to be disclosed in the SEC Document is made known to them by others within the Company on a timely basis, and in accordance with the requirements of, the SEC’s rules, regulations and forms. There are no significant deficiencies in the design or operation of the Company’s internal controls, there are no material weaknesses in the Company’s internal controls and there has been no fraud, whether or not material, that involved senior management of the Company or any of its Subsidiaries who have a significant role in the Company’s internal controls.

5.08. ABSENCE OF UNDISCLOSED LIABILITIES. Except for those liabilities that are appropriately reflected or reserved against in the balance sheets of the Company’s SEC Documents and for liabilities incurred in the ordinary course of business consistent with past practice or in connection with this Agreement or the transactions contemplated hereby, since January 1, 2003, neither the Company nor any of its Subsidiaries has incurred any obligation or liability (contingent or otherwise) that, either alone or when combined with all similar liabilities, has had, or could reasonably be expected to have, a Material Adverse Effect on the Company.

5.09. ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 2002, except as set forth in Section 5.09 of the Company’s Disclosure Schedule or reflected in the Company’s SEC Documents, there has not been (a) either individually or in the aggregate, any Material Adverse Effect and, to the best knowledge of the Company, no fact or condition exists which is reasonably likely to cause such a Material Adverse Effect in the future (assuming, for purposes of this Section 5.09(a) that “Material Adverse Effect” is subject to the same exclusions contained in Section 8.03(f)(1-5), (b) any material damage, destruction or loss with respect to any property or asset of the Company or any of its Subsidiaries, (c) any change by the Company or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by the Company’s independent accountants, (d) any revaluation by the Company or any of its Subsidiaries of any asset, including, without limitation, writing off of notes or accounts receivable, other than in the ordinary course of business consistent with past practice, (e) any entry by the Company or any of its Subsidiaries into any contract or commitment (other than with respect to Loans, as hereinafter defined) of more than $30,000 or with a term of more than one (1) year that is not terminable without penalty, (f) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any of its Subsidiaries except in the ordinary course of business in an amount consistent with past practice or any redemption, purchase or other acquisition of any of its securities, (g) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of the Company or any of its Subsidiaries, or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any bonus, or the taking of any other material action not in the ordinary course of business with respect to the compensation or employment of directors, officers or employees of the Company or any of its Subsidiaries, (h) any strike, work stoppage, slowdown or other labor disturbance, (i) any material election made by the Company or any of its Subsidiaries for federal or state income tax purposes, (j) any change in the credit policies or procedures of the Company or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure materially less restrictive in any material respect, (k) any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise and whether due or to become due), including without limiting the generality of the foregoing, liabilities as guarantor under any guarantees or liabilities for taxes, other than in the ordinary course of business consistent with past practice, (l) any forgiveness or cancellation of any indebtedness or contractual obligation other than in the ordinary course of business consistent with past practice, (m) except with respect to funds borrowed by the Company or any of its Subsidiaries from the Federal Home Loan Bank, any mortgage, pledge, lien or lease of any assets, tangible or intangible, of the Company or any of its Subsidiaries with a value in excess of $25,000 in the aggregate (n) any acquisition or disposition of any assets or properties having a value in excess of $50,000, or any contract for any such acquisition or disposition entered into other than loans and investment securities, (o) any lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.

5.10. LITIGATION. Except as set forth on Section 5.10 of the Company Disclosure Schedule, there is no claim, suit, action, proceeding or investigation of any nature pending or, to the best knowledge of the Company, threatened, against the Company or any Subsidiary of the Company or challenging the validity or propriety of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule, award or order of any legal or administrative body or arbitrator outstanding against the Company or any Subsidiary of the Company having, or which insofar as reasonably can be foreseen, in the future could have, any such effect or restricting, or which could restrict, its ability to conduct business in any material respect in any area. The Company is not aware of any facts which could reasonably give rise to any such claim, suit, action, investigation or other proceeding.

5.11. REGULATORY MATTERS.

(a) Neither the Company nor any of its Subsidiaries nor any of any of their respective properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, order to cease and desist with, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it (collectively, the “Company Regulatory Authorities”), or is subject to any order or directive specifically naming or referring to the Company or any of its Subsidiaries by, has been required to adopt any board resolution by, any Company Regulatory Authority which is currently in effect and restricts materially the conduct of its business, or in any manner relates to its capital adequacy, loan loss allowances or reserves, credit policies, management or overall safety and soundness or such entity’s ability to perform its obligations hereunder, and neither the Company nor any of its Subsidiaries has received written notification from any such Company Regulatory Authority that any such Person may be requested to enter into, or otherwise be subject to, any such commitment letter, written agreement, memorandum of understanding, cease and desist order or any other similar order or directive. Except as set forth in Section 5.11(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which the Company or any of its Subsidiaries is entitled to receive financial assistance or indemnification from any Governmental Authority. The Company and its Subsidiaries have paid all assessments made or imposed by any Company Regulatory Authority.

(b) Neither the Company nor any its Subsidiaries has been advised by, or has any knowledge of facts which would reasonably be expected to give rise to an advisory notice by, any Company Regulatory Authority that such Company Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

5.12. COMPLIANCE WITH LAWS. Each of the Company and its Subsidiaries:

(a) is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(b) has all permits, licenses, franchises, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Company’s knowledge, no suspension or cancellation of any of them is threatened; and

(c) has received, since December 31, 1999, no notification or communication from any Governmental Authority (A) asserting that the Company or any of its Subsidiaries is not in material compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to the Company’s knowledge, do any grounds for any of the foregoing exist).

5.13. MATERIAL CONTRACTS; DEFAULTS. Except for documents listed as exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 or Quarterly Report on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003, neither the Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral):

(i) that is a “Material Contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K (whether or not filed as an exhibit to an SEC document);

(ii) that materially restricts the conduct of business by the Company or by any of its Subsidiaries;

(iii) that is material to the financial condition, results of operations or business of the Company, except those entered into in the ordinary course of business;

(iv) relating to the employment, including without limitation, employment as a consultant, of any person, or the election or retention in office, or severance of any present or former director or officer of the Company or any of its Subsidiaries;

(v) with any labor union;

(vi) by and among the Company, any Subsidiary of the Company and/or any affiliate thereof;

(vii) which, upon the consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement, will result in any payment (whether of severance pay or otherwise) becoming due from the Company or any of its Subsidiaries to any officer or employee thereof;

(viii) requiring that a particular line of business be maintained;

(ix) which is a consulting or other agreement (including agreements entered into in the ordinary course and data processing, software programming and licensing contracts) not terminable on sixty (60) days or less notice involving the payment of more than $50,000 per annum;

(x) except for the Company Stock Option Plans, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the Bank Merger Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the Bank Merger Agreement;

(xi) which purports to limit in any respect, the ability of the Company or its businesses to solicit customers or the manner in which, or the localities in which, all or any substantial portion of the business of the Company and its Subsidiaries, taken as a whole, or, following consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement, Parent and its Subsidiaries, is or would be conducted;

(xii) providing for the indemnification by the Company or a subsidiary of the Company of any person, other than customary agreements relating to the indemnity of directors, officers and employees of the Company or its Subsidiaries;

(xiii) that is a Joint Venture or partnership agreement;

(xiv) that grants any right of first refusal or right of first offer or similar right or that limits (or purports to limit) the ability of the Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or business;

(xv) providing for any material future payments that are conditioned, in whole or in part, on a change of control of the Company or any of its Subsidiaries;

(xvi) that contains a “most favored nation” clause;

(xvii) pertaining to the use of or granting any right to use or practice any rights under any Company intellectual property assets, whether the Company or any of its Subsidiaries is the licensee or licensor thereunder; or

(xviii) that is an investment management or investment advisory or sub-advisory or any other contract for the provision of financial planning, brokerage (including, without limitation, insurance brokerage) or similar services not terminable on sixty (60) days or less notice.

Neither the Company nor any of its Subsidiaries is in material default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. No power of attorney or similar authorization given directly or indirectly by the Company or any of its Subsidiaries is currently outstanding.

5.14. NO BROKERS. Excluding a Previously Disclosed arrangement with and fee paid or payable to McConnell, Budd & Romano, Inc., neither the Company nor any of its officers, directors, employees, affiliates or agents has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with any of the transactions contemplated by this Agreement except for legal, accounting and other professional fees payable in connection with the Merger and the other transactions contemplated hereby. The Company will be responsible for the payment of all such fees. The fee payable to McConnell, Budd & Romano, Inc. in connection with the transactions contemplated by this Agreement is as described in an engagement letter between the Company and McConnell, Budd & Romano, Inc., a true and complete copy of which has heretofore been furnished to Parent.

5.15. EMPLOYEE BENEFIT PLANS.

(a) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of the Company and its Subsidiaries (the “Employees”) and current or former directors of the Company including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “Benefits Plans”), are Previously Disclosed in the Disclosure Schedule. True and complete copies of all Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Benefit Plans and all amendments thereto have been provided or made available to Parent.

(b) All Benefits Plans are in substantial compliance with ERISA in all material respects. Each Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service, and the Company is not aware of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Pension Plan under Section 401(a) of the Code. There is no material pending or, to the Company’s knowledge, threatened litigation relating to the Benefits Plans. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any Benefit Plan or Pension Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

(c) All contributions required to be made under the terms of any Benefit Plan have been timely made or have been reflected on the financial statements of the Company included in the Company’s SEC Documents.

(d) Neither the Company, nor any of its Subsidiaries, or any entity which is considered one employer with the Company under Section 4001(a)(15) or Section 414 of the Code (an “ERISA Affiliate”) has incurred any liability under Title IV of ERISA which will not have been paid in full prior to the Closing. Neither the Company nor any of its Subsidiaries or any ERISA Affiliate currently maintains any Pension Plan subject to Code Section 412 or ERISA Section 302, and the Company has received approval from the Pension Benefit Guaranty Corporation with regard to the termination of its defined benefit Pension Plan. Neither the Company, nor any of its Subsidiaries, or any ERISA Affiliate has ever maintained a Multiemployer Plan.

(e) There are no pending or, to the knowledge of the Company, threatened claims by or on behalf of any Benefit Plans, or by or on behalf of any individual participants or beneficiaries of any Benefit Plans, alleging any breach of fiduciary duty on the part of the Company or any of its officers, directors or employees under ERISA or any other applicable regulations, or claiming benefit payments for which the Company may be liable (other than those made in the ordinary operation of such plans), nor is there, to the knowledge of the Company, any basis for such claim. The Benefit Plans are not the subject of any pending (or to the knowledge of the Company, any threatened) investigation or audit by the Internal Revenue Service, the Department of Labor or the Pension Benefit Guaranty Corporation.

(f) With respect to any Benefit Plan that is an employee welfare benefit plan (within the meaning of Section 3(1) of ERISA) (a “Welfare Plan”) and except as Previously Disclosed, (i) each Welfare Plan for which contributions are claimed by the Company as deductions under any provision of the Code is in material compliance with all applicable requirements pertaining to such deduction, (ii) with respect to any welfare benefit fund (within the meaning of Section 419 of the Code) related to a Welfare Plan, there is no disqualified benefit (within the meaning of Section 4976(b) of the Code) that would result in the imposition of a tax under Section 4976(a) of the Code, (iii) any Benefit Plan that is a group health plan (within the meaning of Section 4980B(g)(2) of the Code) complies, and in each and every case has complied, with all of the applicable material requirements of Section 4980B of the Code, ERISA, Title XXII of the Public Health Service Act and the Social Security Act, and (iv) all Welfare Plans may be amended or terminated at any time on or after the Closing Date without incurring any liability thereunder.

(g) Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the laws of any state or locality.

(h) None of the execution of this Agreement, shareholder approval of this Agreement or consummation of the transactions contemplated by this Agreement will (A) entitle any employees of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Benefit Plans, (C) result in any breach or violation of, or a default under, any of the Benefit Plans. (D) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future or (E) result in any payment that would be nondeductible pursuant to Section 162(m) of the Code.

5.16. LABOR MATTERS. Neither the Company nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike, work stoppage or other labor dispute, arbitration, lawsuit or administrative proceeding involving it or any of its Subsidiaries pending or, to the Company’s knowledge, threatened, nor is the Company or any of its Subsidiaries aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity. No employees of the Company or any of its Subsidiaries are represented by any labor union.

5.17. ENVIRONMENTAL MATTERS.

(a) The Company and its Subsidiaries are in material compliance with applicable Environmental Laws;

(b) to the Company’s knowledge, no real property (including buildings or other structures) currently or formerly owned or operated by the Company or any of its Subsidiaries, or any property in which the Company or any of its Subsidiaries has held a security interest, Lien or a fiduciary or management role (“Company Loan Property”), has been contaminated with, or has had any release of, any Hazardous Substance except in compliance with Environmental Laws;

(c) neither the Company nor any of its Subsidiaries has participated in the management regarding Hazardous Substances of, any Company Loan Property which has been contaminated with, or has had any release of, any Hazardous Substance except in compliance with Environmental Laws;

(d) neither the Company nor any of its Subsidiaries has any material liability for any Hazardous Substance disposal or contamination on any third party property;

(e) neither the Company nor any of its Subsidiaries has received any notice, demand letter, claim or request for information alleging any violation of, or liability under, any Environmental Law;

(f) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law;

(g) to the Company’s knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving the Company or any of its Subsidiaries, any currently or formerly owned or operated property, or any Company Loan Property, that could reasonably be expected to result in any claims, liability or investigations against the Company or any of its Subsidiaries, result in any restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law, or adversely affect the value of any Company Loan Property; and

(h) the Company has delivered or made available to Parent copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to the Company, its Subsidiaries and any currently or formerly owned or operated property or any Company Loan Property.

As used herein, the term “Environmental Laws” means any federal, state or local law, regulation, order, decree, permit, authorization, opinion or agency requirement relating to: (A) the protection or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) wetlands, indoor air, pollution, contamination or any injury or threat of injury to Persons or property in connection with any Hazardous Substance; and the term “Hazardous Substance” means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law, (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon or (C) any other substance which is the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

5.18. TAX MATTERS.

(a) For the taxable periods ended December 31, 2002, 2001, 2000, 1999, 1998 and 1997, each of the Company and its Subsidiaries has filed all Tax Returns that it was required to file under applicable laws and regulations. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by any of the Company and its Subsidiaries (whether or not shown on any Tax Return) have been paid. Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where any of the Company and its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries.

(b) Each of the Company and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c) No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where the Company or its Subsidiaries have not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company or any of its Subsidiaries.

(d) The Company has provided Parent with true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to any of the Company and its Subsidiaries for taxable periods ended December 31, 2002, 2001 and 2000. The Company has Previously Disclosed those Tax Returns that have been audited during the last three years, and those Tax Returns that currently are the subject of an audit. The Company has delivered to Parent correct and complete copies of all examination reports, and statements of deficiencies assessed against or agreed to by any of the Company and its Subsidiaries filed for the years ended December 31, 2002, 2001 and 2000. The Company and its Subsidiaries have timely and properly taken such actions in response to and in compliance with notices the Company has received from the Internal Revenue Service in respect of information reporting and backup and nonresident withholding as are required by law, including the notation in their records of any B notices or C notices received with respect to any depositors, customer, shareholders or payees.

(e) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f) Neither the Company nor any of its Subsidiaries has filed a consent under Code Section 341(f) concerning collapsible corporations. Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or foreign Tax law) or (ii) any amount that will not be fully deductible as a result of Code Section 162(m) (or any corresponding provision of state, local or foreign Tax law). Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). Each of the Company and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement. Neither the Company nor any of its Subsidiaries (A) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person (other than any of the Company and its Subsidiaries) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g) The unpaid Taxes of the Company and its Subsidiaries (A) did not, as of the end of the most recent period covered by the Company’s SEC Documents filed on or prior to the date hereof, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements included in the Company’s SEC Documents filed on or prior to the date hereof (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns. Since the end of the most recent period covered by the Company’s SEC Documents filed prior to the date hereof, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(h) None of the Company and its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (C) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date.

5.19. RISK MANAGEMENT INSTRUMENTS. Neither the Company nor any of its Subsidiaries is a party or has agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the balance sheet and is a derivatives contract (including various combinations thereof) (each, a “Derivatives Contract”) or owns securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business, consistent with safe and sound banking practices and regulatory guidance. All of such Derivatives Contracts or other instruments, are legal, valid and binding obligations of the Company or any of its Subsidiaries enforceable in accordance with their terms (except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally), and are in full force and effect. The Company and its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued; and, to the Company’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder which would have or would reasonably be expected to have a Material Adverse Effect on the Company.

5.20. INVESTMENT SECURITIES. Except for pledges to secure public and trust deposits, Federal Reserve borrowings, Federal Home Loan Bank advances, repurchase agreements and reverse repurchase agreements entered into in arms’-length transactions pursuant to normal commercial terms and conditions and other pledges required by law, none of the investments reflected in the balance sheet of the Company contained in its most recent Form 10-K filed with the SEC, and none of the material investments made by the Company or any of its Subsidiaries since January 1, 2003 is subject to any restriction (contractual, statutory or otherwise) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time. The information (including electronic information and information contained on tapes and computer disks) with respect to all investment securities (including mortgaged-backed securities) of the Company and its Subsidiaries furnished to Parent by the Company is, as of the respective dates indicated therein, true and correct in all material respects.

5.21. LOANS; NONPERFORMING AND CLASSIFIED ASSETS.

(a) Each loan agreement, note or borrowing arrangement (whether written or oral), including without limitation portions of outstanding lines of credit, loan commitments, leases, credit enhancements and guarantees (collectively, “Loans”), on the books and records of the Company and its Subsidiaries, was made and has been serviced in all material respects in accordance with customary lending standards in the ordinary course of business, is evidenced in all material respects by appropriate and sufficient documentation and, to the knowledge of the Company, constitutes the legal, valid and binding obligation of the obligor named therein, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights or by general equity principles. The information (including electronic information and information contained on tapes and computer disks) with respect to all Loans of the Company and its Subsidiaries furnished to Parent by the Company is, as of the respective dates indicated therein, true and correct in all material respects. To the best knowledge of the Company, all loans originated, directly or through third party mortgage brokers, have been originated in compliance with all federal, state and local laws, including without limitation, the Real Estate Settlement Procedures Act of 1974, as amended.

(b) The Company has Previously Disclosed as to the Company and each Company Subsidiary as of the latest practicable date: (i) any written or, to the Company’s knowledge, oral Loan under the terms of which the obligor is 60 or more days delinquent in payment of principal or interest, or to the Company’s knowledge, in default of any other material provision thereof; (ii) each Loan which has been classified as “substandard,” “doubtful,” “loss” or “special mention” (or words of similar import) by the Company, a Company Subsidiary or an applicable regulatory authority (it being understood that no representation is being made that FDIC or Staff of the Massachusetts Bank Commissioner would agree with the loan classifications established by the Company); (iii) a listing of the OREO acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof; and (iv) each Loan with any director, executive officer or five percent or greater shareholder of the Company or a Company Subsidiary, or to the best knowledge of the Company, any Person controlling, controlled by or under common control with any of the foregoing.

(c) No agreement pursuant to which any loans or other assets have been or shall be sold by the Company or its Subsidiaries entitled the buyer of such loans or other assets, unless there is material breach of a representation or covenant by the Company or its Subsidiaries, to cause the Company or its Subsidiaries to repurchase such loan or other asset or the buyer to pursue any other form of recourse against the Company or its Subsidiaries.

5.22. BANK OWNED LIFE INSURANCE. The Company has Previously Disclosed a true, correct and complete description of all Bank Owned Life Insurance (“BOLI”) owned by the Company or its Subsidiaries. The value of such BOLI as of the date hereof is fairly and accurately reflected on the Company’s balance sheet contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 in accordance with GAAP. Except as set forth on Section 5.22 of the Company Disclosure Schedule, all life insurance policies on the lives of any of the current and former officers and directors of the Company or any of its Subsidiaries which are maintained by the Company or any such Subsidiary which are otherwise included as assets on the books of the Company or such Subsidiary are, or will at the Effective Time be, owned by the Company or such Subsidiary, as the case may be, free and clear of any claims thereon by the officers or members of their families, except with respect to the death benefits thereunder, as to which the Company or such Subsidiary agree that there will not be an amendment prior to the Effective Time without the consent of Parent.

5.23. PROPERTIES. The real and material personal property owned by the Company or a Subsidiary of the Company or presently used by any of them in its respective business is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on its business in the ordinary course of business consistent with its past practices. The Company has good and marketable title free and clear of all Liens to all of the real and material personal properties and assets reflected on the consolidated statement of financial condition of the Company as of December 31, 2002 included in the Company’s SEC Documents or acquired after such date, other than properties sold by the Company in the ordinary course of business, except (i) Liens for current taxes and assessments not yet due or payable, (ii) pledges to secure deposits and other Liens incurred in the ordinary course of its banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not, individually or in the aggregate, material in character, amount or extent and (iv) as reflected on the consolidated statement of financial condition of the Company as of December 31, 2002 included in the Company’s SEC Documents. All real and personal property which is material to the Company’s business on a consolidated basis and leased or licensed by the Company or a Subsidiary of the Company is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms and such leases will not terminate or lapse prior to the Effective Time and there exists no material default under any such leases or licenses by the Company or any of its Subsidiaries nor, to the best knowledge of the Company and except as set forth on Section 5.23 of the Company Disclosure Schedule, any event which with notice or lapse of time or both would constitute a material default thereunder by the Company or any other Company Subsidiaries, except for such defaults which, individually, or in the aggregate, would not result in the forfeiture of the use or occupancy of the property covered by such lease or in a material liability to the Company. The consent of the landlord under the real estate leases listed on Section 5.23 of the Company Disclosure Schedule may be required in order to consummate the transactions contemplated by this Agreement.

5.24. INTELLECTUAL PROPERTY. The Company and each Subsidiary of the Company owns or possesses valid and binding licenses and other rights to use without payment of any material amount all material patents, copyrights, trade secrets, trade names, service marks and trademarks used in its businesses, all of which have been Previously Disclosed by the Company, and none of the Company or any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. The Company and each Subsidiary has performed in all material respects all the obligations required to be performed by it and is not in default under any contract, agreement, arrangement or commitment relating to any of the foregoing.

5.25. FIDUCIARY ACCOUNTS. Neither the Company nor any of its Subsidiaries engage in any trust business or administers or maintains accounts for which it acts as a fiduciary (other than individual retirement accounts and Keogh accounts), including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

5.26. CAPITALIZATION. The Company is qualified to elect “financial holding company” status under the Gramm-Leach-Bliley Act of 1999 if it so chooses. The Company Bank is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. The Company Bank would be “well capitalized,” as such term is defined in the rules and regulations promulgated by the Federal Reserve Board if the Company Bank were a state-chartered member bank.

5.27. COMMUNITY REINVESTMENT ACT, ANTI-MONEY LAUNDERING AND CUSTOMER INFORMATION SECURITY. Neither the Company nor the Company Bank is aware of, has been advised of, or has reason to believe that any facts or circumstances exist, which would cause the Company Bank: (i) to be deemed not to be in satisfactory compliance in any material respect with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory;” or (ii) to be deemed to be operating in violation in any material respect of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Part 103), the USA Patriot Act of 2001, Public Law 107-56 (the “USA Patriot Act”), and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Company Bank pursuant to 12 C.F.R. Part 364. Furthermore, the board of directors of the Company Bank has adopted and the Company Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective in any material respects by any Bank Regulators and that meets the requirements in all material respects of Section 352 of the USA Patriot Act and the regulations thereunder.

5.28. BOOKS AND RECORDS. The books and records of the Company and its Subsidiaries are being maintained in material compliance with applicable legal and accounting requirements, and such books and records accurately reflect in all material respects all dealings and transactions in respect of the business, assets, liabilities and affairs of the Company and its Subsidiaries.

5.29. INSURANCE. The Company has Previously Disclosed all of the material insurance policies, binders, or bonds currently maintained by the Company or any of its Subsidiaries (“Insurance Policies”). The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect; the Company and its Subsidiaries are not in material default thereunder and have not received any notice of cancellation with respect thereto; and all claims thereunder have been filed in due and timely fashion, and the Company and its Subsidiaries, as applicable, have timely provided such insurers with due notice of all matters which may reasonably become a claim or otherwise constitute a basis for seeking recovery under the Insurance Policies.

5.30. ALLOWANCE FOR LOAN LOSSES. The Company’s allowance for loan losses is in compliance with the Company’s existing methodology for determining the adequacy of its allowance for loan losses and, to the knowledge of the Company, the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board and is adequate under all such standards.

5.31. CREDIT CARD ACCOUNTS. Neither the Company nor any of its Subsidiaries originate, maintain or administer credit card accounts.

5.32. MERCHANT PROCESSING. Neither the Company nor any of its Subsidiaries provide, or has provided, merchant credit card processing services to any merchants.

5.33. TRANSACTIONS WITH AFFILIATES. All “covered transactions” between the Company Bank and an “affiliate” within the meaning of Sections 23A and 23B of the Federal Reserve Act have been in compliance with such provisions and the provisions of Federal Reserve Board Regulation W.

5.34. REQUIRED VOTE; ANTITAKEOVER PROVISIONS.

(a) The affirmative vote of the holders of a majority of the issued and outstanding shares of Company Common Stock is necessary to approve this Agreement and the Transactions on behalf of the Company. No other vote of the shareholders of the Company is required by law, the Company Articles, the Company Bylaws or otherwise to approve this Agreement and the Transactions.

(b) Assuming the accuracy of the representation and warranty of Parent and Merger Sub contained in Section 6.12, no “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation, including without limitation MGL Chapter 110F, is applicable to this Agreement and the transactions contemplated hereby.

(c) The Company (including its board of directors) does not have in place, and has not ever adopted, a shareholder rights or similar plan pursuant to which, subject to the occurrence of specified triggering events, Company shareholders would be permitted to purchase at a discount shares of Company Common Stock or other Equity Interests or property of the Company, with the intention and/or effect of diluting the value or voting power of the Company Common Stock with respect to any stockholder, or any other arrangement designed to have a similar intention and/or effect (including any plan commonly referred to as a “poison pill”).

5.35. FAIRNESS OPINION. The Company Board has received the oral opinion of McConnell, Budd & Romano, Inc., which opinion will be promptly confirmed in writing and dated as of the date of this Agreement, to the effect that as of the date hereof the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view.

5.36. TRANSACTIONS IN SECURITIES. The Company has questioned its directors and executive officers concerning known stock transfers since December 31, 1999 and based upon that investigation the Company has not, and to the Company’s knowledge (a) no director or officer of the Company or the Company’s Subsidiaries, (b) no Person related to any such director or officer by blood, marriage or adoption and residing in the same household and (c) no Person who has been knowingly provided material nonpublic information by any one or more of these Persons, has purchased or sold, or caused to be purchased or sold, any shares of Company Common Stock or other securities issued by the Company (i) during any period when the Company was in possession of material nonpublic information or (ii) in violation of any applicable provision of the Exchange Act.

5.37. DISCLOSURE. The representations and warranties contained in this Article V, when considered as a whole, together with any certificate, list or other writing, including but not limited to the Company Disclosure Schedule, specifically required to be furnished to Parent pursuant to the provisions hereof, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein and therein not misleading.

ARTICLE VI - REPRESENTATIONS AND WARRANTIES OF PARENT

AND MERGER SUB

Except as Previously Disclosed, Parent and Merger Sub hereby represent and warrant to the Company as follows:

6.01. ORGANIZATION, STANDING AND AUTHORITY. Parent is duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts. Merger Sub is duly organized, validly existing and in corporate good standing under the laws of the Commonwealth of Massachusetts. Each of Parent and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified, except when the failure to be so licensed or in good standing would not result in a Material Adverse Effect. Each of Parent and Merger Sub has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

6.02. PARENT STOCK.

(a) The authorized capital stock of Parent consists solely of 100,000,000 shares of Parent Common Stock, of which 25,736,630 shares were outstanding as of the date hereof, and 10,000,000 shares of Parent Preferred Stock, of which no shares were outstanding as of the date hereof. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, $0.01 par value, 100 of which, as of the date hereof, are issued and outstanding and are held by Parent. Merger Sub was formed for the purpose of consummating the Merger and has no material assets or liabilities except as necessary for such purpose. The outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and free of preemptive rights, with no personal liability attaching to the ownership thereof and none of the shares of Parent Common Stock have been issued in violation of the preemptive rights of any Person. As of the date hereof, there are no Equity Interests authorized, issued or outstanding with respect to the capital stock of Parent, except for (i) shares of Parent Common Stock issuable pursuant to the Parent Benefits Plans and any other plan or arrangement pursuant to which shares of Parent Common Stock may be issued and (ii) by virtue of this Agreement.

(b) The shares of Parent Common Stock to be issued in exchange for shares of Company Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and the issuance thereof is not subject to any preemptive right.

6.03. SUBSIDIARIES.

(a) Each of the Parent Bank and Nantucket Bank has been duly organized and is validly existing under the laws of the Commonwealth of Massachusetts and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. Each of the Parent Bank and Nantucket Bank is duly licensed by the Massachusetts Bank Commissioner and its deposits are insured by the FDIC and the Depositors Insurance Fund of Massachusetts in the manner and to the maximum extent provided by law.

(b) As of the date hereof, (A) Parent owns, directly or indirectly, all the issued and outstanding equity securities of the Parent Bank and Nantucket Bank, (B) no equity securities of the Parent Bank or Nantucket Bank are or may become required to be issued (other than to Parent) by reason of any Equity Interest or otherwise, (C) there are no contracts, commitments, understandings or arrangements by which the Parent Bank or Nantucket Bank is or may be bound to sell or otherwise transfer any of its equity securities (other than to Parent or any of its wholly-owned Subsidiaries) and (D) there are no contracts, commitments, understandings, or arrangements relating to Parent’s rights to vote or to dispose of such securities.

6.04. CORPORATE POWER. Each of Parent, Merger Sub and Parent Bank has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets. Each of Parent and Merger Sub has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to the receipt of all necessary approvals of Governmental Authorities.

6.05. CORPORATE AUTHORITY. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Parent, Merger Sub and the Parent Board. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, this Agreement is a valid and legally binding agreement of Parent and Merger Sub enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

6.06. REGULATORY APPROVALS; NO DEFAULTS.

(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Parent, Merger Sub or any of Parent’s Subsidiaries in connection with the execution, delivery or performance by Parent, Merger Sub and the Parent Bank of this Agreement and the Bank Merger Agreement, as applicable, or to consummate the Transactions and the other transactions contemplated hereby and thereby, except for (A) filings of applications or notices with and approvals or waivers by the Federal Reserve Board, the FDIC, the Massachusetts Bank Commissioner, the Depositors Insurance Fund of Massachusetts, the Massachusetts Board and the MHPF, as required, (B) filings with the SEC and state securities authorities in connection with the issuance of Parent Common Stock in the Merger, (C) the approval of the listing on Nasdaq of the Parent Common Stock to be issued in the Merger, (D) the filing of Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts pursuant to the MBCL, and (E) such corporate approvals and such consents or approvals of, or waivers by, or filings or registrations with, certain of the foregoing federal and state banking agencies in connection with the Bank Merger. As of the date hereof, neither Parent nor Merger Sub is aware of any reason why the approvals set forth above and referred to in Section 8.01(b) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 8.01(b).

(b) Subject to receipt, or the making, of the consents, approvals and filings referred to in Section 6.06(a) and expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the Bank Merger Agreement by Parent, Merger Sub and the Parent Bank, as applicable, and the consummation of the Transactions and the other transactions contemplated hereby and thereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Parent, Merger Sub or of any of Parent’s Subsidiaries or to which Parent, Merger Sub or any of such Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the articles of incorporation or bylaws (or similar governing documents) of Parent, Merger Sub or any of Parent’s Subsidiaries or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

6.07. FINANCIAL REPORTS AND SEC DOCUMENTS; MATERIAL ADVERSE EFFECT.

(a) Parent’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000 and all other reports (including reports on Form 10-Q and Form 8-K), registration statements, definitive proxy statements or information statements filed or to be filed by it subsequent to December 31, 1999 with the SEC (collectively, Parent’s “SEC Documents”), as of the date filed or to be filed and as amended prior to the date hereof, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date; and (C) each of the balance sheets contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the consolidated financial position of Parent and its Subsidiaries as of its date, and (D) each of the consolidated statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the consolidated results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of Parent and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved (subject, in the case of unaudited interim statements, to normal year-end adjustments). Each of the consolidated financial statements of Parent and its Subsidiaries, including, in each case, the notes thereto, contained in the SEC Documents comply, and the financial statements to be filed with the SEC by Parent after the date hereof will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. The books and records of Parent and its Subsidiaries have been, and are being, maintained in accordance with GAAP and applicable legal and regulatory requirements. None of the Parent’s Subsidiaries is required to file any form, report or other document with the SEC.

(b) Since December 31, 2002, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Article VI or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Parent.

(c) Parent has established and maintains disclosure controls and procedures as required by Rule 13a-15 under the Exchange Act. As of the end of the period covered by each applicable SEC Document, Parent has conducted an evaluation under the supervision and with the participation of its management, including Parent’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures, and has concluded that its disclosure controls and procedures are effective to ensure that information required to be disclosed in the SEC Document is made known to them by others within Parent on a timely basis, and in accordance with the requirements of, the SEC’s rules, regulations and forms. There are no significant deficiencies in the design or operation of Parent’s internal controls, there are no material weaknesses in Parent’s internal controls and there has been no fraud, whether or not material, that involved senior management of Parent or any of its Subsidiaries who have a significant role in Parent’s internal controls.

6.08. LITIGATION. No litigation, claim or other proceeding before any court or governmental agency is pending against Parent or its Subsidiaries that would reasonably be expected to have a Material Adverse Effect on the Parent, and, to Parent’s knowledge, no such litigation, claim or other proceeding has been threatened and there are no facts which could reasonably give rise to such litigation, claim or other proceeding.

6.09. NO BROKERS. No action has been taken by Parent or its Subsidiaries that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, excluding a fee to be paid to Ryan, Beck & Co. LLC.

6.10. TAX MATTERS. As of the date hereof, neither Parent nor Merger Sub has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

6.11. REGULATORY MATTERS.

(a) Neither Parent, Merger Sub nor any of Parent’s Subsidiaries nor any of any of their respective properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, order to cease and desist with, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it (collectively, the “Parent Regulatory Authorities”), or is subject to any order or directive specifically naming or referring to Parent or any of its Subsidiaries by, has been required to adopt any board resolution by, any Parent Regulatory Authority which is currently in effect and restricts materially the conduct of its business, or in any manner relates to its capital adequacy, loan loss allowances or reserves, credit policies, management or overall safety and soundness or such entity’s ability to perform its obligations hereunder, and neither Parent nor any of its Subsidiaries has received written notification from any such Parent Regulatory Authority that any such Person may be requested to enter into, or otherwise be subject to, any such commitment letter, written agreement, memorandum of understanding, cease and desist order or any other similar order or directive. Neither Parent nor any of its Subsidiaries is a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which Parent or any of its Subsidiaries is entitled to receive financial assistance or indemnification from any Governmental Authority. Parent, Merger Sub and Parent’s Subsidiaries have paid all assessments made or imposed by any Parent Regulatory Authority.

(b) Neither Parent, Merger Sub nor any of Parent’s Subsidiaries has been advised by, and does not have any knowledge of facts which would reasonably be expected to give rise to an advisory notice by, any Parent Regulatory Authority that such Parent Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

6.12. OWNERSHIP OF COMPANY COMMON STOCK. None of Parent, Merger Sub or any of Parent’s Subsidiaries, or to Parent’s knowledge, any of its other affiliates or associates (as such terms are defined under the Exchange Act), owns beneficially or of record, directly or indirectly, or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, shares of Company Common Stock (other than shares held in a fiduciary capacity that are beneficially owned by third parties or as a result of debts previously contracted) which in the aggregate represent 5% or more of the outstanding Company Common Stock.

6.13. FINANCIAL ABILITY. At the Effective Time, Parent or Parent Bank will have available to it sources of capital and financing sufficient to fulfill its cash obligations hereunder to pay the Aggregate Cash Consideration to holders of Company Common Stock pursuant to Section 3.01(d) hereof. Parent Bank is, and immediately following completion of the Transactions will be “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. If the Parent Bank were a state-chartered member bank, Parent would be, as of the date hereof, and would continue to be immediately following completion of the Transactions, “well capitalized,” as such term is defined in the rules and regulations promulgated by the Federal Reserve Board.

6.14. COMPLIANCE WITH LAWS. Each of Parent and its Subsidiaries:

(a) is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(b) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Parent’s knowledge, no suspension or cancellation of any of them is threatened; and

(c) has received, since December 31, 2000, no notification or communication from any Governmental Authority (A) asserting that Parent or any of its Subsidiaries is not in material compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Parent’s knowledge, do any grounds for any of the foregoing exist).

6.15. BOOKS AND RECORDS. The books and records of the Company and its Subsidiaries are being maintained in material compliance with applicable legal and accounting requirements, and such books and records accurately reflect in all material respects all dealings and transactions in respect of the business, assets, liabilities and affairs of the Company and its Subsidiaries.

6.16. ALLOWANCE FOR LOAN LOSSES. The Parent’s allowance for loan losses is in compliance with the Parent’s existing methodology for determining the adequacy of its allowance for loan losses and, to the knowledge of the Parent, the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board and is adequate under all such standards.

6.17. ENVIRONMENTAL MATTERS.

(a) Parent and its Subsidiaries are in material compliance with applicable Environmental Laws;

(b) to Parent’s knowledge, no real property (including buildings or other structures) currently or formerly owned or operated by Parent or any of its Subsidiaries, or any property in which Parent or any of its Subsidiaries has held a security interest, Lien or a fiduciary or management role (“Parent Loan Property”), has been contaminated with, or has had any release of, any Hazardous Substance except in compliance with Environmental Laws;

(c) neither Parent nor any of its Subsidiaries has participated in the management regarding Hazardous Substances of, any Parent Loan Property which has been contaminated with, or has had any release of, any Hazardous Substance except in compliance with Environmental Laws;

(d) neither Parent nor any of its Subsidiaries has any material liability for any Hazardous Substance disposal or contamination on any third party property;

(e) neither Parent nor any of its Subsidiaries has received any notice, demand letter, claim or request for information alleging any violation of, or liability under, any Environmental Law;

(f) neither Parent nor any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law;

(g) to Parent’s knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving Parent or any of its Subsidiaries, any currently or formerly owned or operated property, or any Parent Loan Property, that could reasonably be expected to result in any claims, liability or investigations against Parent or any of its Subsidiaries, result in any restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law, or adversely affect the value of any Parent Loan Property; and

(h) Parent has delivered or made available to Parent copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to Parent, its Subsidiaries and any currently or formerly owned or operated property or any Parent Loan Property.

6.18. DISCLOSURE. The representations and warranties contained in this Article VI, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VI not misleading.

ARTICLE VII - COVENANTS

7.01. REASONABLE BEST EFFORTS. Subject to the terms and conditions of this Agreement, each of the Company, Merger Sub and Parent agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Transactions as promptly as practicable and otherwise to enable consummation of the Transactions, including the satisfaction of the conditions set forth in Article VIII hereof, and shall cooperate fully with the other party hereto to that end.

7.02. SHAREHOLDER APPROVAL. The Company agrees to take, in accordance with applicable law and the Company Articles and Company Bylaws, all action necessary to call, give notice of, convene, and hold as soon as reasonably practicable a meeting of its stockholders to consider and vote upon the approval of this

Agreement and any other matters required to be approved by the Company’s stockholders for consummation of the Transactions (including any adjournment or postponement, the “Company Meeting”). Except with the prior approval of Parent, no other matters shall be submitted for the approval of the Company stockholders at the Company Meeting. Subject to Section 7.08, the Company Board shall at all times prior to and during such meeting recommend such approval (the “Company Board Recommendation”) and shall take all reasonable lawful action to solicit such approval by its stockholders. Nothing contained in Section 7.08 shall affect or otherwise limit the obligation of the Company to call, give notice of, convene, and hold the Company Meeting. Parent, as the sole stockholder of Merger Sub, has approved this Agreement and any other matters required to be approved by Merger Sub’s stockholders for consummation of the Transactions.

7.03. REGISTRATION STATEMENT.

(a) Parent agrees to prepare a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by Parent with the SEC in connection with the issuance of Parent Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of the Company constituting a part thereof (the “Proxy Statement”) and all related documents). The Company shall prepare and furnish such information relating to it and its directors, officers and stockholders as may be reasonably required in connection with the above referenced documents based on its knowledge of and access to the information required for said documents, and the Company, and its legal, financial and accounting advisors, shall have the right to review in advance such Registration Statement prior to its filing. The Company agrees to cooperate with Parent and Parent’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the Registration Statement and the Proxy Statement. Provided that the Company has cooperated as described above, Parent agrees to file, or cause to be filed, the Registration Statement and the Proxy Statement with the SEC as promptly as reasonably practicable. Each of the Company and Parent agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. Parent also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. After the Registration Statement is declared effective under the Securities Act, the Company shall promptly mail at its expense the Proxy Statement to its stockholders.

(b) Each of the Company and Parent agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement and any amendment or supplement thereto shall, at the date(s) of mailing to stockholders and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading at the time and in light of the circumstances under which such statement is made. Each of the Company and Parent further agrees that if such party shall become aware prior to the Effective Date of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement.

(c) Parent agrees to advise the Company, promptly after Parent receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Parent Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent Parent is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

7.04. REGULATORY FILINGS.

(a) Each of Parent and the Company and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to promptly prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the Transactions and any other transactions contemplated by this Agreement and the Bank Merger Agreement and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Authorities; and any initial filings with Governmental Authorities (other than the Proxy Statement) shall be made by Parent as soon as reasonably practicable after the execution hereof. Each of Parent and the Company shall have a reasonable time to review such filings in advance, and to the extent practicable each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it shall consult with the other parties hereto with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and the Bank Merger Agreement, and each party shall keep the other parties apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b) Each party agrees, upon request, to furnish the other parties with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other parties or any of their respective Subsidiaries to any third party or Governmental Authority.

7.05. PRESS RELEASES. The Company and Parent shall consult with each other before issuing any press release with respect to the Transactions or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law or the rules or regulations of Nasdaq or other regulatory authority. The Company and Parent shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the Transactions as reasonably requested by the other party.

7.06. ACCESS; INFORMATION.

(a) The Company agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford Parent and Parent’s officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties and personnel and to such other information as Parent may reasonably request and, during such period, it shall furnish promptly to Parent all information concerning its business, properties and personnel as Parent may reasonably request. Representatives of the Company’s senior management will meet periodically with representatives of Parent to coordinate post-closing integration planning, including working toward conforming the Company’s and Parent’s asset/liability management, lending practice, credit review and administrative and related policies and practices.

(b) Parent agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford the Company and its authorized representatives such access to Parent’s personnel as the Company may reasonably request and to such information relating to Parent as the Company may reasonably request.

(c) Each party agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 7.06 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party shall keep confidential, and shall cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 7.06 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from publicly available sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party which furnished the same. No investigation by any party of the business and affairs of any other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to any party’s obligation to consummate the transactions contemplated by this Agreement.

7.07. AFFILIATES. The Company shall use its reasonable best efforts to identify those Persons who may be deemed to be “affiliates” of the Company within the meaning of Rule 145 promulgated by the SEC under the Securities Act (the “Company Affiliates”) and to cause each Person so identified to deliver to Parent as soon as practicable, and in any event prior to the date of the Company Meeting, a written agreement (“Affiliate Agreement”) to comply with the requirements of Rule 145 under the Securities Act in connection with the sale or other transfer of Parent Common Stock received in the Merger, which agreement shall be in a form reasonably satisfactory to the Company and the Parent.

7.08. ACQUISITION PROPOSALS. The Company agrees that neither it nor any of its Subsidiaries nor any of the Company’s or any Subsidiary’s, officers, directors, employees, agents or representatives (the “Representatives”) shall, directly or indirectly, initiate, solicit, encourage or otherwise facilitate (including without limitation by way of furnishing confidential information or data) any inquiries regarding or the making of any Acquisition Proposal (other than by Parent). The Company further agrees that neither it nor any of its Subsidiaries nor any of the Company’s or any Subsidiary’s Representatives shall, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal or enter into any definitive agreement, arrangement or understanding with respect to an Acquisition Proposal or requiring it (or conditioned upon requiring it) to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement; provided, however, that nothing contained in this Agreement shall prevent the Company or the Company Board between the date of this Agreement and prior to the date of the Company Meeting from (A) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Company Board receives from the Person so requesting such information an executed confidentiality agreement no less favorable to it than the Confidentiality Agreement entered into on September 22, 2003 by Parent and the Company (and the Company shall enforce and not waive any provision of any confidentiality agreement entered into with any such Person contemplated by this Section 7.08); (B) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal; or (C) recommending such an Acquisition Proposal to the stockholders of the Company, if and only to the extent that, (i) in each such case referred to in clause (A), (B) or (C) above, the Company Board determines in good faith (after consultation with outside legal counsel) and by a majority vote of the entire Company Board that such action would be required in order for its directors to comply with their respective fiduciary duties under applicable law, (ii) in each such case referred to in clause (A) or (B) above, the Company Board also determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to lead to a Superior Proposal, and (iii) in the case referred to in clause (C) above, (w) the Company Board also determines in good faith (after consultation with its financial advisor) and by a majority of the entire Company Board that such Acquisition Proposal is a Superior Proposal, (x) the Company Board has

given Parent five (5) Business Days’ prior written notice of its intention to recommend such Acquisition Proposal to the stockholders of the Company, (y) the Company Board has considered any changes to the Per Share Merger Consideration and to this Agreement (if any) proposed by Parent, and (z) the Company Board has determined in good faith and by a majority vote of the entire Company Board, after consultation with the Company’s outside legal counsel and after consultation with its financial advisor, that such unsolicited proposal remains a Superior Proposal even after the changes proposed by Parent. A “Superior Proposal” shall be a bona fide Acquisition Proposal for 100% of the outstanding securities of the Company that is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal and, if consummated, is reasonably likely to result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Merger. Nothing contained in this Agreement shall prevent the Company or the Company Board from complying with its disclosure obligations under Rule 14d-9 or 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal (it being understood that if any such disclosure constitutes or contemplates a withholding, withdrawing, modification, amendment or qualification to the Company Board Recommendation that is adverse to Parent or recommendation of an Acquisition Proposal, the Company shall comply with all provisions of this Section 7.08).

The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposals and shall request the return or destruction of all confidential information provided to any such parties prior to the date of this Agreement. The Company agrees that it will notify Parent immediately if any inquiries, proposals or offers are received by, any such information is requested from, or any discussions or negotiations are sought to be initiated or continued with, any of its Representatives relating to an Acquisition Proposal. The Company will promptly (within one Business Day) advise Parent following receipt of any Acquisition Proposal and the substance thereof (including the identity of the Person making such Acquisition Proposal), and will keep Parent apprised of any related developments, discussions and negotiations (including the terms and conditions (and any amendments or modifications thereto) of the Acquisition Proposal) on a current basis. The Company will use its best efforts to enforce (and will not waive any provisions of) any confidentiality or similar agreement entered into by it or on its behalf by McConnell, Budd and Romano, Inc. or otherwise relating to a potential Acquisition Proposal.

7.09. CERTAIN POLICIES. Prior to the Effective Date, each of the Company and its Subsidiaries shall, consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Parent; provided, however, that no such modifications or changes need be made prior to the satisfaction of all of the conditions set forth in Article VIII; and further provided that in any event, no accrual or reserve made by the Company or any of its Subsidiaries pursuant to this Section 7.09 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of the Company or its management with any such adjustments.

7.10. NASDAQ LISTING. Parent agrees to use its reasonable best efforts to list, prior to the Effective Date, on the Nasdaq the shares of Parent Common Stock to be issued in connection with the Merger.

7.11. INDEMNIFICATION.

(a) From and after the Effective Time, Parent (the “Indemnifying Party”) shall indemnify and hold harmless each present and former director, officer and employee of the Company or a Company Subsidiary, as applicable, determined as of the Effective Time (each an “Indemnified Party” and collectively the

“Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of, or pertaining to the fact that he or she was a director, officer or employee of the Company or any Company Subsidiary or is or was serving at the request of the Company or any of the Company Subsidiaries as a director, officer or employee, of another corporation, partnership, joint venture, trust or other enterprise, including without limitation matters related to the negotiation, execution and performance of this Agreement or any of the transactions contemplated hereby, to the fullest extent which such Indemnified Parties would be entitled under the Company Articles and Company Bylaws as in effect as of the date hereof.

(b) Any Indemnified Party wishing to claim indemnification under this Section 7.11, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense thereof and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm for all Indemnified Parties, unless the proposed counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest among such parties, in which case the Indemnifying Party shall pay the reasonable fees and expenses of one additional counsel to the extent necessary to avoid such conflict), (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent and (iv) the Indemnifying Party shall have no obligation hereunder in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party by the Indemnifying Party in the manner contemplated hereby is prohibited by applicable laws and regulations.

(c) Prior the Effective Time, Parent shall use its reasonable best efforts to purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s directors and officers in a form reasonably acceptable to the Company which shall provide such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms no materially less favorable on the whole to the insured Persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company, provided that in no event shall Parent be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by the Company for such insurance (the “Insurance Amount”), and further provided that if Parent is unable to maintain or obtain the insurance called for by this Section 7.11(c) as a result of the preceding provision, Parent shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount with respect to acts or omissions occurring prior to the Effective Time by such directors and officers in their capacities as such.

(d) If Parent or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 7.11.

7.12. EMPLOYMENT AND BENEFIT MATTERS.

(a) As soon as administratively practicable after the Effective Time, Parent shall take all reasonable action so that employees of the Company and its Subsidiaries (i) shall receive employee benefits which are no less favorable than those generally afforded to other employees of Parent or its Subsidiaries holding similar positions and (ii) shall be entitled to participate in each employee benefit plan, program or arrangement of Parent of general applicability (the “Parent Benefits Plans”) to the same extent as similarly-situated employees of Parent and its Subsidiaries (it being understood that inclusion of the employees of the Company and its Subsidiaries in the Parent Benefits Plans may occur at different times with respect to different plans.) Parent shall cause each Parent Benefits Plan in which employees of the Company and its Subsidiaries are eligible to participate to recognize, for purposes of determining eligibility to participate in, the vesting of benefits and for all other purposes (but not for accrual of benefits) under the Parent Benefit Plans, the service of such employees with the Company and its Subsidiaries to the same extent as such service was credited for such purpose by the Company. Employees of the Company and its Subsidiaries will be given credit for past service with the Company for purposes of Parent’s vacation policy. Notwithstanding the foregoing, in no event shall an employee of the Company or its Subsidiaries who becomes an employee of Parent or its Subsidiaries at the Effective Time be eligible for bonus consideration for the period of employment from January 1, 2004 through the Effective Time to the extent such employee received a pro rata bonus from the Company and its Subsidiaries for employment during such period.

(b) Notwithstanding anything to the contrary contained herein, Parent shall have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any employee benefit plans and programs of the Company or any of its Subsidiaries. To the extent amounts are distributable under Benefit Plans and constitute “eligible rollover distributions” (as defined in Section 402(f)(2)(A) of the Code) said amounts may be rolled over to any tax-qualified Parent Benefit Plan that accepts rollover distributions or to any eligible individual retirement account.

(c) Except as otherwise expressly provided in this Agreement, Parent shall honor, and the Surviving Corporation shall continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of the Company existing as of the Effective Date, as well as all employment, severance, deferred compensation or “change-in-control” agreements, plans or policies of the Company, but only to the extent that such obligations are Previously Disclosed in Sections 4.01(b)(5) or 5.15(a) of the Company Disclosure Schedule. Parent acknowledges that the consummation of the Merger will constitute a “change-in-control” of the Company for purposes of any employee benefit plans, agreements and arrangements of the Company.

(d) If employees of the Company or any of its Subsidiaries become eligible to participate in a medical, dental or health plan of Parent, Parent shall cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of Parent and (ii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time to the extent such employee had satisfied any similar limitation or requirement under an analogous Plan prior to the Effective Time, and (iii) provide full credit under such plans for any deductibles, co-payments and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation.

(e) Subject to Section 7.18 hereof, none of Parent or a Parent Subsidiary shall have any obligation to continue the employment of any employee of the Company or a Company Subsidiary and nothing contained herein shall give any such Person the right to continued employment with Parent or a Parent Subsidiary after the Effective Time. An employee of the Company or a Company Subsidiary (other than an employee who is party to an employment agreement, a severance agreement or a special termination agreement) whose employment is involuntarily terminated other than for cause within two years time following the Effective Time shall be entitled to receive severance payments in accordance with, and to the extent provided in the Company’s merger severance benefit program Previously Disclosed to Parent. An employee’s employment shall be deemed to have been involuntary terminated even if such employee is offered a position with Parent or Parent Bank, unless such position is a “comparable position” as defined in the Company’s merger severance benefit program.

7.13. BANK MERGER. Parent and the Company agree to take all action necessary and appropriate, including causing the entering into of an appropriate merger agreement (the “Bank Merger Agreement”), to cause the Company Bank to merge, either directly or indirectly, by use of one or more interim corporations, with and into the Parent Bank (the “Bank Merger”) in accordance with applicable laws and regulations and the terms of the Bank Merger Agreement and as soon as practicable after consummation of the Merger.

7.14. NOTIFICATION OF CERTAIN MATTERS. Each of the Company, Parent and Merger Sub shall give prompt notice to the other of any fact, event or circumstance known to it that (i) if it had been known as of the date of this Agreement, would have been required to have been included in the Company Disclosure Schedule, (ii) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it, or (iii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

7.15. UPDATE OF DISCLOSURE SCHEDULES. From time to time prior to the Effective Time, the Company will promptly supplement or amend the Company Disclosure Schedule in writing to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in the Company Disclosure Schedule or which is necessary to correct any information in the Company Disclosure Schedule which has been rendered inaccurate thereby. In addition, at or prior to the Effective Time, the Company shall provide Parent with a written copy of the complete Company Disclosure Schedule, marked to show any and all such supplements and amendments, and/or, if no such supplements or amendments were made to a particular Section of the Company Disclosure Schedule, the Company shall provide Parent with a certificate signed on behalf of the Company by a duly authorized officer of the Company to such effect. No supplement or amendment to the Company Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 8.03(a) hereof or compliance by the Company with the covenants set forth in Article V hereof.

7.16. CURRENT INFORMATION.

(a) As soon as practicable, the Company will furnish to Parent copies of all such financial statements and reports as it or any of its subsidiaries shall send to its stockholders, the SEC or any other Governmental Authority, to the extent any such reports furnished to any such Governmental Authority are not confidential and except as legally prohibited thereby, and will furnish to Parent such additional financial data as Parent may reasonably request.

(b) Promptly upon receipt thereof, the Company will furnish to Parent copies of all internal control reports submitted to the Company and its Subsidiaries by independent auditors in connection with each annual, interim or special audit of the books of the Company and its Subsidiaries made by such auditors.

(c) The Company will promptly notify Parent of any material change in the normal course of business or in the operation of the properties of the Company or any of its Subsidiaries and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving the Company or any of its Subsidiaries, and will keep Parent reasonably informed of such events.

7.17. LOAN LOSS RESERVES. During the period from the date of this Agreement to the Effective Time, the Company shall provide Parent with any information Parent shall reasonably request regarding its Loan Loss Reserves.

7.18. RELATED AGREEMENTS. Concurrently with the execution of this Agreement by the Company, Merger Sub and Parent, (i) the Parent, Parent Bank and JPM have entered into a Change of Control Agreement in the form that has been Previously Disclosed and (ii) the Parent, Parent Bank and JPM have entered into an Employment Agreement substantially in the form that has been Previously Disclosed.

7.19. SECTION 16 MATTERS. Prior to the Effective Time, the Company and Parent shall, as applicable, take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Company to be exempt under Rule 16b-3 promulgated under the Exchange Act. Company agrees to promptly furnish Parent with all requisite information necessary for Parent to take the actions contemplated by this Section 7.19.

7.20. EXECUTIVE COMMITTEE. Upon consummation of these Transactions, Parent shall, and shall cause Parent Bank to, appoint JPM to the executive committees of the boards of directors of each of Parent and Parent Bank, respectively.

7.21. PARENT PRODUCTS AND SERVICES. From and after the date of this Agreement, Parent and the Company shall consult on a reasonable basis with each other on the introduction of products and services not currently offered by the Company Bank which Parent would expect to make available to customers following the Effective Time; provided, however, that nothing herein shall obligate the Company to offer any such products or services prior to the Effective Time.

7.22. ALCO MANAGEMENT. The Company and the Company Bank agree to manage their assets and liabilities in accordance with Company’s asset and liability management policy as in effect on the date hereof, unless otherwise agreed by the parties. Neither the Company nor the Company Bank shall amend or modify such policy without the express written consent of Parent. The Company and Parent agree to consult on investment programs to be administered by the Company Bank.

7.23. COORDINATION OF DIVIDENDS. After the date of this Agreement, the Company shall coordinate the declaration of any dividends in respect of the Company Common Stock and the record dates and payment dates relating thereto with that of the Parent Common Stock, it being the intention of the parties that the holders of Parent Common Stock or Company Common Stock shall not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter with respect to their shares of parent Common Stock and/or Company Common Stock and any shares of Parent Common Stock any holder of Company Common Stock receives in exchange therefore in the Merger.

ARTICLE VIII - CONDITIONS TO CONSUMMATION OF THE MERGER

8.01. CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER. The respective obligation of each of the parties hereto to consummate the Merger is subject to the fulfillment, where permitted by law, or written waiver by the parties hereto prior to the Closing Date of each of the following conditions:

(a) Shareholder Approval. This Agreement shall have been duly approved by holders of not less than a majority of the outstanding Company Common Stock.

(b) Regulatory Approvals. All regulatory approvals required to consummate the Transactions shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approval shall contain any conditions, restrictions or requirements which the Parent Board reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the Transactions to such a degree that Parent would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

(c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Transactions.

(d) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn and Parent shall have received all required approvals by state securities or “blue sky” authorities.

(e) Tax Opinion. Parent and Merger Sub shall have received a letter setting forth the written opinion of Goodwin Procter LLP, in form and substance reasonably satisfactory to Parent and Merger Sub, dated as of the Effective Date, and Company shall have received a letter setting forth the written opinion of Foley Hoag LLP, in form and substance reasonably satisfactory to Company, dated as of the Effective Date, in each case substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such letter, each of the Merger and the Bank Merger will constitute a tax-free reorganization described in section 368(a) of the Internal Revenue Code.

8.02. CONDITIONS TO OBLIGATION OF THE COMPANY. The obligation of the Company to consummate the Merger is also subject to the fulfillment or written waiver by the Company prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub in this Agreement which is qualified as to materiality shall be true and correct and each such representation or warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, as applicable, and (except to the extent such representations and warranties speak as of an earlier date, with respect to which such representations and warranties shall be true and correct in all material respects as of such earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this Section 8.02(a), such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, and without giving effect to any qualification as to materiality set forth in such representations or warranties, would have a Material Adverse Effect on Parent, and the Company shall have received a certificate, dated the Effective Date, signed by the Chief Executive Officer and the Chief Financial Officer of Parent and Merger Sub to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate, dated the Effective Date, to such effect signed by the Chief Executive Officer and Chief Financial Officer of Parent and Merger Sub.

(c) Absence of Parent Changes. From the date of this Agreement through the Closing Date, there shall not have occurred any change that individually or in the aggregate has or could reasonably be expected to have a Material Adverse Effect on the Parent, provided however, that solely for the purposes of determining whether this condition has been fulfilled, Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws, rules or regulations of general applicability or interpretations thereof by Governmental Authorities, (b) changes in GAAP or regulatory accounting requirements applicable to financial institutions and their holding companies generally and (c) changes in economic conditions affecting financial institutions generally, including but not limited to, changes in general levels of interest rates generally.

(d) Other Actions. Parent and Merger Sub shall have furnished the Company with such certificates of its respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 8.01 and 8.02 as the Company may reasonably request.

8.03. CONDITIONS TO OBLIGATIONS OF PARENT. The obligations of Parent and Merger Sub to consummate the Merger are also subject to the fulfillment or written waiver by Parent and Merger Sub prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company in this Agreement which is qualified as to materiality shall be true and correct and each such representation or warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, and (except to the extent such representations and warranties speak as of an earlier date, with respect to which such representations and warranties shall be true and correct in all material respects as of such earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this Section 8.03(a), such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, and without giving effect to any qualification as to materiality set forth in such representations or warranties, would have a Material Adverse Effect on the Company; provided, further, that for purposes of this Section 8.03(a), and notwithstanding anything to the contrary within this Section 8.03(a), each of the representations and warranties contained in Sections 5.07(c) and 5.10 shall be true and correct (without giving effect to any qualification to materiality or immateriality) in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date with respect to which such representations and warranties shall be true and correct in all material respects as of such earlier date) as of the Closing Date. Parent and Merger Sub shall have received a certificate, dated the Effective Date, signed by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(b) Performance of Obligations of Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent and Merger Sub shall have received a certificate, dated the Effective Date, to such effect signed by the Chief Executive Officer and Chief Financial Officer of the Company.

(c) Dissenting Shares. Dissenting Shares shall not represent 10% or more of the outstanding Company Common Stock.

(d) Consents Under Agreements. The consent, approval or waiver of each Person (other than regulatory approvals contemplated in Section 8.01(b)) whose consent or approval shall be required in order to permit (i) the lawful consummation of the Merger and the Bank Merger and (ii) the succession by the Surviving Corporation pursuant to the Merger to any obligation, right or interest of the Company or any of the Company’s Subsidiaries under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument shall have been obtained, except for such consents the failure of which to be obtained would not, individually or in the aggregate, have a Material Adverse Effect on Parent after giving effect to the consummation of the Transactions, and none of such permits, consents, waivers, clearances, approvals and authorizations shall contain any term or condition which would, individually or in the aggregate, have a Material Adverse Effect on the Company or the Company Bank or Parent.

(e) No Parachute Payments. Neither Company or any of the Company’s Subsidiaries shall have taken any action or made any payments that would result, either individually or in the aggregate, in any violation of the requirements set forth in Section 4.01(b)(10).

(f) Absence of Company Changes. From the date of this Agreement through the Closing Date, there shall not have occurred any change that individually or in the aggregate has or could reasonably be expected to have a Material Adverse Effect on the Company, provided however, that solely for the purposes of determining whether this condition has been fulfilled, Material Adverse Effect shall not be deemed to include the impact of (1) changes in banking and similar laws, rules or regulations of general applicability or interpretations thereof by Governmental Authorities, (2) changes in GAAP or regulatory accounting requirements applicable to financial institutions and their holding companies generally, (3) changes in economic conditions affecting financial institutions generally, including but not limited to, changes in general levels of interest rates generally, (4) direct effects of compliance with this Agreement on the operating performance of the Company, including expenses incurred by the Company in consummating the transactions contemplated by this Agreement and (5) the effects of any action or omission taken with the prior consent of Parent or as otherwise contemplated by this Agreement, the Bank Merger Agreement, the Voting Agreements and the Payment Agreements.

(g) Other Actions. The Company shall have furnished Parent and Merger Sub with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 8.01 and 8.03 as Parent or Merger Sub may reasonably request.

ARTICLE IX - TERMINATION

9.01. TERMINATION. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the transactions contemplated in this Agreement by the stockholders of the Company:

(a) Mutual Consent. By mutual consent of Parent and the Company, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

(b) Delay. By either Parent or the Company (if its Board of Directors so determines by vote of a majority of the members of its entire Board) if (i) the Effective Time shall not have occurred on or before July 31, 2004 or such later date as the parties may have agreed upon in writing (the “Expiration Date”), except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of (i) the party seeking to terminate pursuant to this Section 9.01(b) or (ii) any of the Shareholders (if the Company is the party seeking to terminate), which action or inaction is in violation of its obligations under this Agreement or, in the case of the Shareholders, his, her or its obligations under the relevant Voting Agreement.

(c) No Approval. By the Company or Parent, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority.

(d) Breach. At any time prior to the Effective Time, by Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of: (i) a material breach by Parent or the Company, as the case may be, of any representation or warranty contained herein, which breach would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.02(a) or 8.03(a), as the case may be, and which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach; or (ii) a material breach by Parent or the Company, as the case may be, of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach.

(e) No Shareholder Approval. By either Parent or the Company (provided, that the terminating party shall not be in material breach of any of its obligations under Section 7.02) if any approval of the stockholders of the Company required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of the Company’s stockholders or at any adjournment or postponement thereof, or, if such meeting of stockholders shall not have been held or shall have been canceled prior to the Expiration Date.

(f) Failure to Recommend. By Parent if, at any time prior to the Company Meeting, (i) the Company shall have materially breached Section 7.08 or (ii) the Company Board shall have failed to make its recommendation referred to in Section 7.02, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of Parent (including, without limitation, recommending an Acquisition Proposal in compliance with Section 7.08), or (iii) the Company shall have materially breached its obligations to call, give notice of, convene and hold the Company Meeting in accordance with Section 7.02.

(g) Certain Tender Offers. By Parent, if a Tender Offer is commenced (as such term is defined in Rule 14d-2 under the Exchange Act), other than by Parent or a Subsidiary thereof, and the Company Board recommends (in compliance with Section 7.08) that the stockholders of the Company tender their shares in such Tender Offer or otherwise fails to recommend that such stockholders reject such Tender Offer within the 10 Business Day period specified in Rule 14e-2(a) under the Exchange Act.

(h) Possible Adjustment. By the Company, if the Company Board so determines by the vote of a majority of all of its members, by giving written notice to Parent not later than the end of the second Business Day next following the Determination Date, in the event that both of the following conditions are satisfied:

(i) the Average Closing Price shall be less than 80% of the Signing Closing Price; and

(ii) (A) the number obtained by dividing the Average Closing Price by the Signing Closing Price (the “Parent Ratio”) is less than (B) the number obtained by dividing the Final Index Price by the Initial Index Price and then multiplying the quotient in this clause (ii)(B) by .90 (the “Index Ratio”).

If the Company elects to exercise its termination right pursuant to this Section 9.01(h), it shall give written notice to Parent. During the five-business-day period commencing with its receipt of such notice, Parent may, at its option (the “Fill Option”), offer to adjust the Per Share Stock Consideration to a level equal to a quotient (rounded to the nearest one ten-thousandth), the numerator of which is the product of the Signing Closing Price, 0.80, and the Per Share Stock Consideration (as then in effect) and the denominator of which is the Average Closing Price. If Parent makes an election contemplated by the preceding sentence within such five-day period, it shall give prompt written notice to the Company of such election and the adjusted Per Share Stock Consideration, whereupon no termination shall be deemed to have occurred pursuant to this Section 9.01(h) and this Agreement shall remain in effect in accordance with its terms (except as the Per Share Stock Consideration shall have been so adjusted), and any references in this Agreement to “Per Share Stock Consideration” shall thereafter be deemed to refer to the Per Share Stock Consideration as adjusted pursuant to this Section 9.01(h).

If Parent or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of the Agreement and the valuation date, the prices for the common stock of such company will be appropriately adjusted.

9.02. EFFECT OF TERMINATION; EXPENSES.

(a) In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void (except as set forth in Section 10.01), subject to Section 9.03, and there shall be no liability on the part of any party hereto, except (i) each party shall remain liable in any action at law or otherwise for any liabilities or damages arising out of its gross negligence or willful breach of any provision of this Agreement, and (ii) as otherwise provided in this Section 9.02.

(b) If this Agreement is terminated as a result of any breach of a representation, warranty, covenant or other agreement which is caused by the gross negligence or willful or intentional breach of a party hereto, such party shall be liable to the other party for all out-of-pocket costs and expenses, including, without limitation, the reasonable fees and expenses of lawyers, accountants and investment bankers, incurred by such other party in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder (“Expenses”); provided, however, that the maximum amount any party shall be liable to the other party for Expenses pursuant to this Section 9.02(b) shall be $500,000. The payment of Expenses is not an exclusive remedy, but is in addition to any other rights or remedies available to the parties hereto (whether at law or in equity) arising out of the gross negligence of a party or willful breach of any provision of this Agreement or under this Agreement.

9.03. COMPANY SPECIAL PAYMENT. As a condition of Parent’s willingness, and in order to induce Parent, to enter into this Agreement and to reimburse Parent for incurring the damages, costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, the Company will pay to Parent the sum of $6,000,000 (as such amount may be adjusted pursuant to Section 9.03(e), the “Company Special Payment”), if and only if a Payment Event (as hereinafter defined) shall have occurred before the Special Payment Termination Date (as hereinafter defined) determined in accordance with Section 9.03(c).

(a) “Payment Event” shall mean any of the following event:

(i) without Parent’s prior written consent, the Company shall have entered into an agreement to effect, or shall have consummated, a Change in Control Transaction;

(ii) This Agreement shall have been terminated by Parent pursuant to Section 9.01(f) or 9.01(g).

(b) A “Time Extension Event” means any of the following events:

(i) any person (other than Parent or any Parent Subsidiary) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act), or shall have filed a registration statement under the Securities Act with respect to, a Tender Offer; or

(ii) Any person (other than Parent or any Parent Subsidiary) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of or has the contractual right to acquire beneficial ownership of, or any “group” (as such term is defined in Section 13(d)(3) of the Exchange Act) shall have been formed which beneficially owns or has the contractual right to acquire beneficial ownership of, 25% or more of the then outstanding shares of Company Common Stock; or

(iii) following the public announcement of an Acquisition Proposal, the holders of Company Common Stock shall not have approved this Agreement at the meeting of such stockholders held for the purpose of voting on this Agreement; or

(iv) following the occurrence of an Acquisition Proposal:

(A) the meeting of Company stockholders held for the purpose of voting on this Agreement shall not have been held in violation of the Company’s obligations set forth in Section 7.02 hereof, or shall have been canceled prior to termination of this Agreement,

(B) the Company’s Board of Directors shall have withdrawn or modified in a manner adverse to Parent the recommendation of the Company’s Board of Directors with respect to this Agreement and the Merger, or

(C) The Company shall have willfully or intentionally breached any representation, warranty, covenant or obligation contained in this Agreement and such breach would entitle Parent to terminate this Agreement under Section 9.01(d) hereof (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Merger pursuant to the terms of this Agreement).

(c) Duration of Parent’s Rights with Respect to Company Special Payment. Notwithstanding any other provision of this Agreement, the provisions of this Section 9.03 shall remain in effect and shall be enforceable by Parent or any successor in interest until the “Special Payment Termination Date”, which shall be the earliest to occur of:

(i) The Effective Time of the Merger,

(ii) The date that is 12 months after termination or expiration of this Agreement following the occurrence of a Time Extension Event;

(iii) The date on which the Agreement is terminated in accordance with its terms, BUT ONLY IF such termination takes place PRIOR to the occurrence of a Payment Event or a Time Extension Event.

(d) Exclusivity of Remedy. Notwithstanding anything to the contrary set forth in this Agreement, if the Company pays or causes to be paid to Parent or to Parent Bank the Company Special Payment, neither the Company nor Company Bank will have any further obligations or liabilities to Parent or Parent Bank with respect to this Agreement or the transactions contemplated by this Agreement.

(e) Adjustment to Amount of Company Special Payment. The amount of the Company Special Payment shall be reduced by the amount of any Expenses paid by the Company to Parent pursuant to Section 9.02(b).

(f) Effect on Standstill Arrangements. In the event the Company pays to Parent the Company Special Payment, any standstill provisions contained in the Confidentiality Agreements referred to in Section 7.08 shall terminate.

(g) Payment Required. Any payment required under this Section 9.03 will be payable by the Company to Parent (by wire transfer of immediately available funds to an account designated by Parent) within five Business Days after demand by Parent.

ARTICLE X - MISCELLANEOUS

10.01. SURVIVAL. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than agreements or covenants contained herein that by their express terms are to be performed after the Effective Time, and the Voting Agreements, which shall terminate in accordance with the terms thereof) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 7.06(c) and 9.03, and, excepting Section 10.12 hereof, this Article X, which shall survive any such termination).

10.02. WAIVER; AMENDMENT. Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefited by the provision or (ii) amended or modified at any time, by an agreement in writing among the parties hereto executed in the same manner as this Agreement, except that after the Company Meeting no amendment shall be made which changes in kind or reduces in amount the Merger Consideration without the further approval of the Company’s stockholders.

10.03. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

10.04. GOVERNING LAW. This Agreement shall be governed by, and interpreted in accordance with, the laws of The Commonwealth of Massachusetts applicable to contracts made and to be performed entirely within such state.

10.05. EXPENSES. Except as otherwise provided in Section 9.02, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel and, in the case of Parent, the registration fee to be paid to the SEC in connection with the Registration Statement, except that expenses of printing the Proxy Statement shall be shared equally between the Company and Parent.

10.06. NOTICES. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to the Company to:

Abington Bancorp Inc.

97 Libbey Parkway

Weymouth, Massachusetts 02189

Attention: President & Chief Executive Officer

Fax: (781) 682-8930

With a copy to:

Foley Hoag LLP

155 Seaport Boulevard

Boston, Massachusetts 02210

Attention: Peter W. Coogan and Carol Hempfling Pratt

Fax: (617) 832-7000

If to Parent to:

Seacoast Financial Services Corporation

One Compass Place

P.O. Box 2101

New Bedford, Massachusetts 02740-6300

Attention: President & Chief Executive Officer

Fax: (508) 996-3318

With a copy to:

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

Attention: William P. Mayer and James A. Matarese

Fax: (617) 532-1231

10.07. ENTIRE UNDERSTANDING; NO THIRD PARTY BENEFICIARIES. This Agreement, the Bank Merger Agreement and the Voting Agreements, represent the entire understanding of the parties hereto and thereto with reference to the transactions contemplated hereby and thereby and this Agreement, the Bank Merger Agreement and the Voting Agreements supersede any and all other oral or written agreements heretofore made. Except for the Indemnified Parties’ right to enforce Parent’s obligation under Section 7.11, which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

10.08. SEVERABILITY. Except to the extent that application of this Section 10.08 would have a Material Adverse Effect on the Company or Parent, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

10.09. ENFORCEMENT OF THE AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.10. INTERPRETATION. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to sections include subsections which are part of the related sections (e.g. a section numbered “Section 5.5(a)” would be part of “Section 5.5” and references to “Section 5.5” would also refer to material contained in the subsection described as “Section 5.5(a)”).

10.11. ASSIGNMENT. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

10.12. ALTERNATIVE STRUCTURE. Notwithstanding any provision of this Agreement to the contrary, Parent may at any time modify the structure of the acquisition of the Company set forth herein, subject to the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed, provided that (i) the Merger Consideration to be paid to the holders of Company Common Stock is not thereby changed in kind or reduced in amount as a result of such modification, (ii) such modification will not adversely affect the tax treatment of the Company’s stockholders as a result of receiving the Merger Consideration and (iii) such modification will not materially delay or jeopardize receipt of any required approvals of Governmental Authorities.

*Remainder of page has intentionally been left blank*

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

SEACOAST FINANCIAL SERVICES CORPORATION

By:	/s/ KEVIN G. CHAMPAGNE

Name:	Kevin G. Champagne
Title:	President and Chief Executive Officer

By:	/s/ FRANCIS S. MASCIANICA, JR.

Name:	Francis S. Mascianica, Jr.
Title:	Treasurer and Chief Financial Officer

COAST MERGER SUB CORPORATION

By:	/s/ KEVIN G. CHAMPAGNE

Name:	Kevin G. Champagne
Title:	President

By:	/s/ FRANCIS S. MASCIANICA, JR.

Name:	Francis S. Mascianica, Jr.
Title:	Treasurer

ABINGTON BANCORP INC.

By:	/s/ JAMES P. MCDONOUGH

Name:	James P. McDonough
Title:	President and Chief Executive Officer

By:	/s/ JAMES K. HUNT

Name:	James K. Hunt
Title:	Treasurer and Chief Financial Officer

ANNEX A

VOTING AGREEMENT

VOTING AGREEMENT (“Agreement”), dated as of October 20, 2003, by and between Seacoast Financial Services Corporation, a Massachusetts corporation (“Parent”), and the undersigned (“Stockholder”) holder of common stock, par value $0.10, of Abington Bancorp Inc. (“Shares”).

WHEREAS, the Parent, Coast Merger Sub Corporation, a Massachusetts corporation and wholly owned subsidiary of the Parent (“Merger Sub”), and Abington Bancorp Inc., a Massachusetts corporation (“Seller”), have entered into an Agreement and Plan of Merger, dated of even date herewith (as such agreement may be subsequently amended or modified, the “Agreement and Plan of Merger”), providing for the merger of Merger Sub with and into the Seller (the “Merger”);

WHEREAS, the Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares, and holds stock options or other rights to acquire the number of Shares indicated opposite the Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, it is a condition to the consummation of the Merger that the Stockholder execute and deliver this Agreement on a date even herewith; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Agreement and Plan of Merger.

NOW, THEREFORE, in consideration of, and as a condition to, the Parent entering into the Agreement and Plan of Merger and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by the Parent in connection therewith, the Stockholder and the Parent agree as follows:

1.    Agreement to Vote Shares. The Stockholder agrees that, prior to the Expiration Date (as defined below), at any meeting of the stockholders of the Seller, or in connection with any written consent of the stockholders of the Seller, with respect to the Merger, the Agreement and Plan of Merger or any Acquisition Proposal or any adjournment thereof, Stockholder shall:

(a)	appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum;

(b)	from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a consent to be delivered) covering all of the Shares that such Stockholder shall be entitled to so vote, whether such Shares are beneficially owned by such Stockholder on the date of this Agreement or are subsequently acquired, (i) in favor of adoption and approval of the Agreement and Plan of Merger and the transactions contemplated thereby, including the Merger; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation, or warranty or any other obligation or agreement of the Seller contained in the Agreement and Plan of Merger or of the Stockholder contained in this Agreement; and (iii) against any Acquisition Proposal, or any agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger or any of the transactions contemplated by the Agreement and Plan of Merger.

2.    Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (i) the Effective Time; (ii) such date and time as the Agreement and Plan of Merger shall be terminated pursuant to Article IX thereof, or (iii) upon mutual written agreement of the parties to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided however, such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement prior to termination hereof.

3.    Agreement to Retain Shares. From and after the date hereof until the conclusion of the Company Meeting (taking into account any postponements or adjournments thereof), the Stockholder shall not, except as contemplated by this Agreement or the Agreement and Plan of Merger, directly or indirectly, sell, assign, transfer, assign, or otherwise dispose of (including, without limitation, by the creation of a Lien, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, any Shares owned by the Stockholder, whether such Shares are held by the Stockholder on the date of this Agreement or are subsequently acquired prior to any meeting of Stockholders prior to the Expiration Date, whether by the exercise of any stock options to acquire Shares or otherwise. Notwithstanding the foregoing, the Stockholder may make (a) transfers by will, or by operation of law, in which case this Agreement shall bind the transferee, (b) transfers in connection with estate and charitable planning purposes, including transfers to relatives, trusts and charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of the Stockholder under, this Agreement, and (c) as the Parent may otherwise agree in writing in its sole discretion.

4.    Representations and Warranties of Stockholder. The Stockholder hereby represents and warrants to the Parent as follows:

(a)	the Stockholder has the complete and unrestricted power and the unqualified right to enter into and perform the terms of this Agreement;

(b)	this Agreement (assuming this Agreement constitutes a valid and binding agreement of the Parent) is a valid and legally binding agreement with respect to the Stockholder, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles);

(c)	except as set forth on Schedule 1, the Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares;

(d)	the Stockholder understands that at the Effective Time of the Merger, (i) each outstanding Share listed on Schedule 1 shall be automatically cancelled and converted into the right to receive (A) 1.4468 shares of Parent Common Stock or (B) a cash amount equal to $34.00 per share of Company Common Stock (subject to the terms and provisions of the Agreement), and (ii) to the extent not exercised or otherwise terminated in accordance with the terms of the Agreement and Plan of Merger prior to the Effective Time, each option to purchase Shares listed on Schedule 1 shall be automatically cancelled and converted automatically into an option to purchase shares of Parent Common Stock, as set forth in the Agreement and Plan of Merger;

(e)	the execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of his or her obligations hereunder and the consummation by Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Stockholder is a party or by which Stockholder is bound, or any statute, rule or regulation to which Stockholder is subject or, in the event that Stockholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of Stockholder.

5.    Irrevocable Proxy. Subject to the last sentence of this Section 5, by execution of this Agreement, Stockholder does hereby appoint Parent with full power of substitution and resubstitution, as Stockholder’s true and lawful attorney and irrevocable proxy, to the full extent of the undersigned’s rights with respect to the Shares, to vote, if the Stockholder is unable to perform his or her obligations under this Agreement, each of such

Shares solely with respect to the matters set forth in Section 1 hereof. Stockholder intends this proxy to be irrevocable and coupled with an interest hereafter until the Expiration Date and hereby revokes any proxy previously granted by Stockholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date of this Agreement.

6.    No Solicitation. From and after the date hereof until the Expiration Date, Stockholder, in his or her capacity as a stockholder of the Seller, shall not, nor, to the extent applicable to Stockholder, shall he or she permit any of his or her affiliates to, nor shall he or she authorize any partner, officer director, advisor or representative of, Stockholder or any of its affiliates to, (a) solicit, initiate or knowingly encourage the submission of, any inquiries, proposals or offers from any person relating to a proposal regarding an Acquisition Proposal, (b) enter into any agreement with respect to an Acquisition Proposal (other than the Agreement and Plan of Merger), (c) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Acquisition Proposal (other than the Agreement and Plan of Merger) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Agreement and Plan of Merger, (d) initiate a stockholders’ vote or action by consent of the Seller’s stockholders with respect to an Acquisition Proposal, or (e) except by reason of this Agreement become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Seller that takes any action in support of an Acquisition Proposal.

7.    Specific Enforcement. The Stockholder has signed this Agreement intending to be legally bound thereby. The Stockholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against the Stockholder. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.

8.    Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

9.    No Waivers. No waivers of any breach of this Agreement extended by the Parent to the Stockholder shall be construed as a waiver of any rights or remedies of the Parent with respect to any other stockholder of the Seller who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of the Stockholder or any other such stockholder of the Seller. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

10.    Miscellaneous. This Agreement to be governed by the laws of the Commonwealth of Massachusetts, without giving effect to the principles of conflicts of laws thereof. If any provision hereof is deemed unenforceable, the enforceability of the other provisions hereof shall not be affected.

11.    Capacity as Stockholder. Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of the Seller, and not in the Stockholder’s capacity as a director, officer or employee of the Seller or any of its subsidiaries or in the Stockholder’s capacity as a trustee or fiduciary of any ERISA plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director and/or officer of the Seller in the exercise of his or her fiduciary duties consistent with the terms of the Agreement and Plan of Merger as a director and/or officer of the Seller or in his or her capacity as a trustee or fiduciary of any ERISA plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of the Seller or any trustee or fiduciary of any ERISA plan or trust from taking any action in his or her capacity as a director of the Seller.

12.    No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board of Directors of the Seller has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Seller’s Articles of Organization, the possible acquisition of the Shares by Parent pursuant to the Agreement and Plan of Merger, (b) the Agreement and Plan of Merger is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

13.    Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

[SIGNATURE PAGE FOLLOWS]

EXECUTED as of the date first above written.

STOCKHOLDER

Name:

SEACOAST FINANCIAL SERVICES CORPORATION

By:
Name:
Title:

SCHEDULE 11

Stockholder	Shares	Options

Notwithstanding anything in this Agreement to the contrary, the Stockholder does not represent that the Stockholder has any voting or other power with respect to any of the Shares set forth above which are Shares allocable to such Stockholder’s account under any employee stock ownership, deferred investment or other similar plan of the Seller (other than for Shares allocable to the Stockholder’s account under an employee stock ownership plan for which the Stockholder does have voting power).

[1]	Shares include shares allocable to a stockholder’s account under the Seller’s employee stock ownership, deferred investment or other similar plans of the Seller.

ANNEX B

SHAREHOLDERS

Bruce	G. Atwood

William	F. Borhek

Ann	Carter

Cleve	Cogswell

Joel	S. Geller

Rodney	Henrikson

James	K. Hunt

James	P. McDonough

Jack	B. Meehl

John	P. O’Hearn, Jr.

Gordon	N. Sanderson

Laura	J. Sen

Wayne	P. Smith

Jeffrey	S. Stone

Kevin	M. Tierney

ANNEX C

INDEX GROUP

Company	Market Weight
Sterling Bancorp	2.12
OceanFirst Financial Corp.	1.71
Flushing Financial Corporation	1.45
First Sentinel Bancorp, Inc.	2.48
Sun Bancorp, Inc.	1.34
Independent Bank Corp.	2.12
Hudson River Bancorp, Inc.	2.45
Harleysville National Corporation	3.18
TrustCo Bank Corp NY	4.71
S&T Bancorp, Inc.	3.87
Dime Community Bancshares, Inc.	3.20
National Penn Bancshares, Inc.	3.53
Community Bank System, Inc.	3.01
NBT Bancorp Inc.	3.37
Trust Company of New Jersey (The)	2.87
Susquehanna Bancshares, Inc.	5.29
Chittenden Corporation	5.69
Staten Island Bancorp, Inc.	5.96
Hudson United Bancorp	7.73
Fulton Financial Corporation	10.72
Independence Community Bank Corp.	9.89
Valley National Bancorp	13.30

100.00

ANNEX B

FORM OF VOTING AGREEMENT

VOTING AGREEMENT (“Agreement”), dated as of October 20, 2003, by and between Seacoast Financial Services Corporation, a Massachusetts corporation (“Parent”), and the undersigned (“Stockholder”) holder of common stock, par value $0.10, of Abington Bancorp Inc. (“Shares”).

WHEREAS, the Parent, Coast Merger Sub Corporation, a Massachusetts corporation and wholly owned subsidiary of the Parent (“Merger Sub”), and Abington Bancorp Inc., a Massachusetts corporation (“Seller”), have entered into an Agreement and Plan of Merger, dated of even date herewith (as such agreement may be subsequently amended or modified, the “Agreement and Plan of Merger”), providing for the merger of Merger Sub with and into the Seller (the “Merger”);

WHEREAS, the Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares, and holds stock options or other rights to acquire the number of Shares indicated opposite the Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, it is a condition to the consummation of the Merger that the Stockholder execute and deliver this Agreement on a date even herewith; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Agreement and Plan of Merger.

NOW, THEREFORE, in consideration of, and as a condition to, the Parent entering into the Agreement and Plan of Merger and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by the Parent in connection therewith, the Stockholder and the Parent agree as follows:

1. Agreement to Vote Shares. The Stockholder agrees that, prior to the Expiration Date (as defined below), at any meeting of the stockholders of the Seller, or in connection with any written consent of the stockholders of the Seller, with respect to the Merger, the Agreement and Plan of Merger or any Acquisition Proposal or any adjournment thereof, Stockholder shall:

(a) appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum;

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a consent to be delivered) covering all of the Shares that such Stockholder shall be entitled to so vote, whether such Shares are beneficially owned by such Stockholder on the date of this Agreement or are subsequently acquired, (i) in favor of adoption and approval of the Agreement and Plan of Merger and the transactions contemplated thereby, including the Merger; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation, or warranty or any other obligation or agreement of the Seller contained in the Agreement and Plan of Merger or of the Stockholder contained in this Agreement; and (iii) against any Acquisition Proposal, or any agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger or any of the transactions contemplated by the Agreement and Plan of Merger.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (i) the Effective Time; (ii) such date and time as the Agreement and Plan of Merger shall be terminated pursuant to Article IX thereof, or (iii) upon mutual written agreement of the parties to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided however, such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement prior to termination hereof.

3. Agreement to Retain Shares. From and after the date hereof until the conclusion of the Company Meeting (taking into account any postponements or adjournments thereof), the Stockholder shall not, except as contemplated by this Agreement or the Agreement and Plan of Merger, directly or indirectly, sell, assign, transfer, assign, or otherwise dispose of (including, without limitation, by the creation of a Lien, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, any Shares owned by the Stockholder, whether such Shares are held by the Stockholder on the date of this Agreement or are subsequently acquired prior to any meeting of Stockholders prior to the Expiration Date, whether by the exercise of any stock options to acquire Shares or otherwise. Notwithstanding the foregoing, the Stockholder may make (a) transfers by will, or by operation of law, in which case this Agreement shall bind the transferee, (b) transfers in connection with estate and charitable planning purposes, including transfers to relatives, trusts and charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of the Stockholder under, this Agreement, and (c) as the Parent may otherwise agree in writing in its sole discretion.

4. Representations and Warranties of Stockholder. The Stockholder hereby represents and warrants to the Parent as follows:

(a) the Stockholder has the complete and unrestricted power and the unqualified right to enter into and perform the terms of this Agreement;

(b) this Agreement (assuming this Agreement constitutes a valid and binding agreement of the Parent) is a valid and legally binding agreement with respect to the Stockholder, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles);

(c) except as set forth on Schedule 1, the Stockholder beneficially owns the number of Shares indicated opposite such Stockholder’s name on Schedule 1, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares;

(d) the Stockholder understands that at the Effective Time of the Merger, (i) each outstanding Share listed on Schedule 1 shall be automatically cancelled and converted into the right to receive (A) 1.4468 shares of Parent Common Stock or (B) a cash amount equal to $34.00 per share of Company Common Stock (subject to the terms and provisions of the Agreement), and (ii) to the extent not exercised or otherwise terminated in accordance with the terms of the Agreement and Plan of Merger prior to the Effective Time, each option to purchase Shares listed on Schedule 1 shall be automatically cancelled and converted automatically into an option to purchase shares of Parent Common Stock, as set forth in the Agreement and Plan of Merger;

(e) the execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of his or her obligations hereunder and the consummation by Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Stockholder is a party or by which Stockholder is bound, or any statute, rule or regulation to which Stockholder is subject or, in the event that Stockholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of Stockholder.

5. Irrevocable Proxy. Subject to the last sentence of this Section 5, by execution of this Agreement, Stockholder does hereby appoint Parent with full power of substitution and resubstitution, as Stockholder’s true and lawful attorney and irrevocable proxy, to the full extent of the undersigned’s rights with respect to the Shares, to vote, if the Stockholder is unable to perform his or her obligations under this Agreement, each of such Shares solely with respect to the matters set forth in Section 1 hereof. Stockholder intends this proxy to be irrevocable and coupled with an interest hereafter until the Expiration Date and hereby revokes any proxy previously granted by Stockholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date of this Agreement.

6. No Solicitation. From and after the date hereof until the Expiration Date, Stockholder, in his or her capacity as a stockholder of the Seller, shall not, nor, to the extent applicable to Stockholder, shall he or she permit any of his or her affiliates to, nor shall he or she authorize any partner, officer director, advisor or representative of, Stockholder or any of its affiliates to, (a) solicit, initiate or knowingly encourage the submission of, any inquiries, proposals or offers from any person relating to a proposal regarding an Acquisition Proposal, (b) enter into any agreement with respect to an Acquisition Proposal (other than the Agreement and Plan of Merger), (c) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Acquisition Proposal (other than the Agreement and Plan of Merger) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Agreement and Plan of Merger, (d) initiate a stockholders’ vote or action by consent of the Seller’s stockholders with respect to an Acquisition Proposal, or (e) except by reason of this Agreement become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Seller that takes any action in support of an Acquisition Proposal.

7. Specific Enforcement. The Stockholder has signed this Agreement intending to be legally bound thereby. The Stockholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against the Stockholder. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.

8. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

9. No Waivers. No waivers of any breach of this Agreement extended by the Parent to the Stockholder shall be construed as a waiver of any rights or remedies of the Parent with respect to any other stockholder of the Seller who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of the Stockholder or any other such stockholder of the Seller. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

10. Miscellaneous. This Agreement to be governed by the laws of the Commonwealth of Massachusetts, without giving effect to the principles of conflicts of laws thereof. If any provision hereof is deemed unenforceable, the enforceability of the other provisions hereof shall not be affected.

11. Capacity as Stockholder. Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of the Seller, and not in the Stockholder’s capacity as a director, officer or employee of the Seller or any of its subsidiaries or in the Stockholder’s capacity as a trustee or fiduciary of any ERISA plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director and/or officer of the Seller in the exercise of his or her fiduciary duties consistent with the terms of the Agreement and Plan of Merger as a director and/or officer of the Seller or in his or her capacity as a trustee or fiduciary of any ERISA plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of the Seller or any trustee or fiduciary of any ERISA plan or trust from taking any action in his or her capacity as a director of the Seller.

12. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board of Directors of the Seller has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Seller’s Articles of Organization, the possible acquisition of the Shares by Parent pursuant to the Agreement and Plan of Merger, (b) the Agreement and Plan of Merger is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

13. Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

[SIGNATURE PAGE FOLLOWS]

EXECUTED as of the date first above written.

STOCKHOLDER

Name:

SEACOAST FINANCIAL SERVICES CORPORATION

By:

Name:
Title:

SCHEDULE 11

Stockholder	Shares	Options

Notwithstanding anything in this Agreement to the contrary, the Stockholder does not represent that the Stockholder has any voting or other power with respect to any of the Shares set forth above which are Shares allocable to such Stockholder’s account under any employee stock ownership, deferred investment or other similar plan of the Seller (other than for Shares allocable to the Stockholder’s account under an employee stock ownership plan for which the Stockholder does have voting power).

[1]	Shares include shares allocable to a stockholder’s account under the Seller’s employee stock ownership, deferred investment or other similar plans of the Seller.

ANNEX C

OPINION OF McCONNELL, BUDD & ROMANO, INC.

February 13, 2004

The Board of Directors

Abington Bancorp, Inc.

97 Libbey Parkway

Weymouth, MA 02189

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Abington Bancorp, Inc. (“Abington”) of the consideration to be received from Seacoast Financial Services Corp. (“Seacoast”) in the form of 1.4468 shares of Seacoast common stock for each share of Abington common stock, or $34.00 in cash, such that 75% of the shares of Abington common stock will be exchanged for Seacoast stock and 25% of the shares of Abington common stock will be exchanged for cash. The Transaction will be completed pursuant to an Agreement and Plan of Merger (the “Agreement”) dated October 20, 2003 by and between Seacoast and Abington. Abington stockholders will have the opportunity to elect to receive all cash, all stock or a combination of cash and stock, subject to allocation procedures set forth in the Agreement.

As is set forth with more specificity in the Agreement, at the Effective Time, each outstanding share of Abington common stock, except for shares held by Seacoast and its subsidiaries or by Abington (in both cases, other than shares held in a fiduciary capacity or as a result of debts previously contracted), will be converted into and exchangeable for either cash in the amount of $34.00 per share, or common stock in an exchange ratio that is fixed at 1.4468 shares of Seacoast common stock (subject to adjustment under certain defined circumstances) for each share of Abington common stock. The stockholder election process, subject to allocation procedures as set forth in the Agreement, will result in 75% of the shares of Abington common stock being exchanged for Seacost common stock and 25% of the shares of Abington common stock being exchanged for cash. The value of the stock portion of the consideration will fluctuate with fluctuations in the price of Seacoast common stock. The Merger Agreement may be terminated prior to the Effective Time by the board of directors of either party, based on defined criteria.

McConnell, Budd & Romano, Inc., as part of its investment banking business, is regularly engaged in the valuation of bank holding companies and banks, thrift holding companies and thrifts, financial holding companies and their subsidiaries and the securities of such entities in connection with mergers and acquisitions, negotiated underwritings, private placements, market making as a NASD market maker, secondary distributions of listed securities and valuations for corporate, estate and other purposes. Our experience and familiarity with Abington includes having worked as financial advisor to Abington since 1993, and most recently includes our participation in the process and negotiations leading up to the merger of Abington and Massachusetts Fincorp completed in 2002. In the course of our role as financial advisor to Abington in connection with the Merger, we have received fees for our services and will receive additional fees, contingent on the consummation of the Merger.

In arriving at our opinion, we have reviewed the Agreement as well as participated in its negotiation. We have also reviewed certain publicly available business, financial and stockholder information relating to Abington and its subsidiaries and to Seacoast and its subsidiaries. In addition we have reviewed certain confidential financial information provided to us by Abington and Seacoast pertaining to their business plans and projections.

In connection with the foregoing, we have (i) reviewed the merger agreement dated October 20, 2003 by and between Seacoast and Abington, (ii) reviewed the proxy statement/prospectus to which this letter is an exhibit (in substantially the form sent to stockholders), (iii) reviewed Abington’s annual reports on Form 10-K for the three calendar years ended December 31, 2002, 2001 and 2000, Abington’s Annual Reports to

stockholders for 2002, 2001 and 2000 and Abington’s quarterly reports on Form 10-Q for the trailing 3 calendar quarters through September 30, 2003. In addition, we have reviewed Seacoast’s annual reports on Form 10-K for 2002, 2001 and 2000, Seacoast’s Annual Reports to stockholders for 2002, 2001 and 2000 and Seacoast’s quarterly reports on Form 10-Q for the trailing 3 calendar quarters through September 30, 2003. In addition, with respect to both Abington and Seacoast we have reviewed certain internal financial information and financial forecasts relating to the business, earnings, cash flows, assets and prospects of the respective companies furnished to McConnell, Budd & Romano, Inc. by Abington and Seacoast, have held discussions with members of senior management of Seacoast concerning the past and current results of operations of Seacoast, its current financial condition and management’s opinion of its future prospects. We have also considered the past and current results of operations of Abington, its current financial condition and management’s opinion of its future prospects. We have also reviewed the historical record of reported prices, trading volume and dividend payments for both Abington and Seacoast and have considered the current state of and future prospects for the economy of the state of Massachusetts (based primarily on our observations, anecdotal information and input from management from both Abington and Seacoast) generally and the relevant market areas for Abington and Seacoast in particular. We have reviewed proprietary merger analysis models to evaluate the business combination, reviewed the reported financial terms of selected recent business combinations in the banking industry and performed such other studies and analyses as McConnell, Budd & Romano, Inc. considered appropriate under the circumstances associated with this particular transaction.

In the course of our review and analysis we considered, among other things, such topics as the historical and projected future contributions of recurring earnings by the parties, the anticipated future EPS results for the parties on both a combined and stand-alone basis, the potential to realize significant recurring operating expense reductions and the impact thereof on projected future EPS, the relative capitalization, capital adequacy and debt maturity schedule of each of the parties, the availability of non-interest income to each of the parties, the possibility of the generation of new non-interest income for one of the parties, the relative asset quality and apparent adequacy of the reserve for loan and lease losses for each of the parties. We also considered the composition of deposits and the composition of the loan portfolio of each of Abington and Seacoast.

In the conduct of our review and analysis we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial information provided to us by Abington and Seacoast and/or otherwise publicly obtainable. In reaching our opinion we have not assumed any responsibility for the independent verification of such information or any independent valuation or appraisal of any of the assets or the liabilities of either Abington or Seacoast, nor have we been furnished with or obtained from any other source, any current appraisals of the assets or liabilities of either Abington or Seacoast. We have also relied on the management of both Abington and Seacoast as to the reasonableness of various financial and operating forecasts and of the assumptions on which they are based, which were provided to us for use in our analyses.

In the course of rendering this opinion, which is being rendered prior to the receipt of certain required regulatory approvals necessary before consummation of the Merger, we assume that no conditions will be imposed by any regulatory agency in conjunction with its approval of the Merger that will have a material adverse effect on the results of operations, the financial condition or the prospects of Seacoast following consummation of the Merger. We refer the reader to the section of the proxy statement/prospectus titled Opinion of Abington’s Financial Advisor for more detail with respect to our analysis.

Based upon and subject to the foregoing, it is our opinion, that as of the date of this letter, the proposed consideration is fair to the stockholders of Abington from a financial point of view.

McConnell, Budd & Romano, Inc.

Subsequent Event

On January 26, 2004, Seacoast entered into a definitive merger agreement with Sovereign Bancorp, Inc. (“Sovereign”). If the proposed Sovereign/Seacoast merger is completed, each share of Abington common stock that is converted into Seacoast common stock would have the right to receive Sovereign common stock according to a derived exchange ratio that would be based on the market value of Sovereign stock, subject to certain collar provisions, during a measurement period (described below) prior to closing. If the market value of Sovereign common stock is greater than or equal to $23.96, the exchange ratio would be fixed at 1.461. If the market value of Sovereign common stock is less than $23.96 but greater than $21.56, the exchange ratio would be determined by dividing $35.00 by the market value of Sovereign common stock. Except in certain limited circumstances, if the market value of Sovereign common stock is less than or equal to $21.56, the exchange ratio would be fixed at 1.623. The market value for Sovereign common stock would be determined based on the average of the closing trade prices for Sovereign common stock as reported on the New York Stock Exchange for the 15 consecutive trading days ending on the day prior to the later to occur of (i) the date of the special meeting of Seacoast stockholders called to consider the Sovereign/Seacoast merger or (ii) the date of receipt of the last governmental approval required for the transaction. The Sovereign/Seacoast merger agreement may be terminated prior to the effective time by the board of directors of either party, if certain conditions exist.

As of February 10, 2004, a date proximate to the date of this opinion, the closing trade price for Sovereign common stock was $23.08. If the market value for Sovereign common stock during the measurement period is $23.08, the derived exchange ratio would be 1.516 ($35.00 divided by $23.08). MB&R expresses no opinion on the fairness of the consideration offered in the Sovereign/Seacoast transaction to Abington stockholders.

As it relates to the proposed merger between Sovereign and Seacoast, MB&R reviewed the terms of the transaction described in the merger agreement between Sovereign and Seacoast, along with the investor presentation and press release prepared by Sovereign, to evaluate the possible impact of the transaction on Abington stockholders (see Opinion of Abington’s Financial Advisor—Subsequent Event—contained in the proxy statement/prospectus for further detail). MB&R’s analysis of the proposed Sovereign/Seacoast transaction did not include a due diligence investigation of Sovereign.

ANNEX D

THE MASSACHUSETTS BUSINESS CORPORATION LAW, SECTIONS 85-98

C.  156B SEC.85. DISSENTING STOCKHOLDER; RIGHT TO DEMAND PAYMENT FOR STOCK; EXCEPTION

A stockholder in any corporation organized under the laws of Massachusetts which shall have duly voted to consolidate or merge with another corporation or corporations under the provisions of sections seventy-eight or seventy-nine who objects to such consolidation or merger may demand payment for his stock from the resulting or surviving corporation and an appraisal in accordance with the provisions of sections eighty-six to ninety-eight, inclusive, and such stockholder and the resulting or surviving corporation shall have the rights and duties and follow the procedure set forth in those sections. This section shall not apply to the holders of any shares of stock of a constituent corporation surviving a merger if, as permitted by subsection (c) of section seventy-eight, the merger did not require for its approval a vote of the stockholders of the surviving corporation.

C.  156B SEC.86. SECTIONS APPLICABLE TO APPRAISAL; PREREQUISITES

If a corporation proposes to take a corporate action as to which any section of this chapter provides that a stockholder who objects to such action shall have the right to demand payment for his shares and an appraisal thereof, sections eighty-seven to ninety-eight, inclusive, shall apply except as otherwise specifically provided in any section of this chapter. Except as provided in sections eighty-two and eighty-three, no stockholder shall have such right unless (1) he files with the corporation before the taking of the vote of the stockholders on such corporate action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) his shares are not voted in favor of the proposed action.

C.  156B SEC.87. STATEMENT OF RIGHTS OF DISSENTING STOCKHOLDERS IN NOTICE OF MEETING; FORM

The notice of the meeting of stockholders at which the approval of such proposed action is to be considered shall contain a statement of the rights of dissenting stockholders. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock, and the directors may authorize the inclusion in any such notice of a statement of opinion by the management as to the existence or non-existence of the right of the stockholders to demand payment for their stock on account of the proposed corporate action. The notice may be in such form as the directors or officers calling the meeting deem advisable, but the following form of notice shall be sufficient to comply with this section:

“If the action proposed is approved by the stockholders at the meeting and effected by the corporation, any stockholder (1) who files with the corporation before the taking of the vote on the approval of such action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) whose shares are not voted in favor of such action has or may have the right to demand in writing from the corporation (or, in the case of a consolidation or merger, the name of the resulting or surviving corporation shall be inserted), within twenty days after the date of mailing to him of notice in writing that the corporate action has become effective, payment for his shares and an appraisal of the value thereof. Such corporation and any such stockholder shall in such cases have the rights and duties and shall follow the procedure set forth in sections 88 to 98, inclusive, of chapter 156B of the General Laws of Massachusetts.”

C.  156B SEC.88. NOTICE OF EFFECTIVENESS OF ACTION OBJECTED TO

The corporation taking such action, or in the case of a merger or consolidation the surviving or resulting corporation, shall, within ten days after the date on which such corporate action became effective, notify each stockholder who filed a written objection meeting the requirements of section eighty-six and whose shares were not voted in favor of the approval of such action, that the action approved at the meeting of the corporation of which he is a stockholder has become effective. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock. The notice shall be sent by registered or certified mail, addressed to the stockholder at his last known address as it appears in the records of the corporation.

C. 156B SEC.89. DEMAND FOR PAYMENT; TIME FOR PAYMENT

If within twenty days after the date of mailing of a notice under subsection (e) of section eighty-two, subsection (f) of section eighty-three, or section eighty-eight, any stockholder to whom the corporation was required to give such notice shall demand in writing from the corporation taking such action, or in the case of a consolidation or merger from the resulting or surviving corporation, payment for his stock, the corporation upon which such demand is made shall pay to him the fair value of his stock within thirty days after the expiration of the period during which such demand may be made.

C. 156B SEC.90. DEMAND FOR DETERMINATION OF VALUE; BILL IN EQUITY; VENUE

If during the period of thirty days provided for in section eighty-nine the corporation upon which such demand is made and any such dissenting stockholder fail to agree as to the value of such stock, such corporation or any such stockholder may within four months after the expiration of such thirty-day period demand a determination of the value of the stock of all such dissenting stockholders by a bill in equity filed in the superior court in the county where the corporation in which such dissenting stockholder held stock had or has its principal office in the commonwealth.

C. 156B SEC.91. PARTIES TO SUIT TO DETERMINE VALUE; SERVICE

If the bill is filed by the corporation, it shall name as parties respondent all stockholders who have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof. If the bill is filed by a stockholder, he shall bring the bill in his own behalf and in behalf of all other stockholders who have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof, and service of the bill shall be made upon the corporation by subpoena with a copy of the bill annexed. The corporation shall file with its answer a duly verified list of all such other stockholders, and such stockholders shall thereupon be deemed to have been added as parties to the bill. The corporation shall give notice in such form and returnable on such date as the court shall order to each stockholder party to the bill by registered or certified mail, addressed to the last known address of such stockholder as shown in the records of the corporation, and the court may order such additional notice by publication or otherwise as it deems advisable. Each stockholder who makes demand as provided in section eighty-nine shall be deemed to have consented to the provisions of this section relating to notice, and the giving of notice by the corporation to any such stockholder in compliance with the order of the court shall be a sufficient service of process on him. Failure to give notice to any stockholder making demand shall not invalidate the proceedings as to other stockholders to whom notice was properly given, and the court may at any time before the entry of a final decree make supplementary orders of notice.

C. 156B SEC.92. DECREE DETERMINING VALUE AND ORDERING PAYMENT; VALUATION DATE

After hearing the court shall enter a decree determining the fair value of the stock of those stockholders who have become entitled to the valuation of and payment for their shares, and shall order the corporation to make payment of such value, together with interest, if any, as hereinafter provided, to the stockholders entitled thereto upon the transfer by them to the corporation of the certificates representing such stock if certificated or, if uncertificated, upon receipt of an instruction transferring such stock to the corporation. For this purpose, the value of the shares shall be determined as of the day preceding the date of the vote approving the proposed corporate action and shall be exclusive of any element of value arising from the expectation or accomplishment of the proposed corporate action.

C. 156B SEC.93. REFERENCE TO SPECIAL MASTER

The court in its discretion may refer the bill or any question arising thereunder to a special master to hear the parties, make findings and report the same to the court, all in accordance with the usual practice in suits in equity in the superior court.

C. 156B SEC.94. NOTATION ON STOCK CERTIFICATES OF PENDENCY OF BILL

On motion the court may order stockholder parties to the bill to submit their certificates of stock to the corporation for the notation thereon of the pendency of the bill, and may order the corporation to note such pendency in its records with respect to any uncertificated shares held by such stockholder parties, and may on motion dismiss the bill as to any stockholder who fails to comply with such order.

C. 156B SEC.95. COSTS; INTEREST

The costs of the bill, including the reasonable compensation and expenses of any master appointed by the court, but exclusive of fees of counsel or of experts retained by any party, shall be determined by the court and taxed upon the parties to the bill, or any of them, in such manner as appears to be equitable, except that all costs of giving notice to stockholders as provided in this chapter shall be paid by the corporation. Interest shall be paid upon any award from the date of the vote approving the proposed corporate action, and the court may on application of any interested party determine the amount of interest to be paid in the case of any stockholder.

C. 156B SEC.96. DIVIDENDS AND VOTING RIGHTS AFTER DEMAND FOR PAYMENT

Any stockholder who has demanded payment for his stock as provided in this chapter shall not thereafter be entitled to notice of any meeting of stockholders or to vote such stock for any purpose and shall not be entitled to the payment of dividends or other distribution on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the date of the vote approving the proposed corporate action) unless:

(1)	A bill shall not be filed within the time provided in section ninety;

(2)	A bill, if filed, shall be dismissed as to such stockholder; or

(3)	Such stockholder shall with the written approval of the corporation, or in the case of a consolidation or merger, the resulting or surviving corporation, deliver to it a written withdrawal of his objections to and an acceptance of such corporate action.

Notwithstanding the provisions of clauses (1) to (3), inclusive, said stockholder shall have only the rights of a stockholder who did not so demand payment for his stock as provided in this chapter.

C. 156B SEC.97. STATUS OF SHARES PAID FOR

The shares of the corporation paid for by the corporation pursuant to the provisions of this chapter shall have the status of treasury stock, or in the case of a consolidation or merger the shares or the securities of the resulting or surviving corporation into which the shares of such dissenting stockholder would have been converted had he not objected to such consolidation or merger shall have the status of treasury stock or securities.

C. 156B SEC.98. EXCLUSIVE REMEDY; EXCEPTION

The enforcement by a stockholder of his right to receive payment for his shares in the manner provided in this chapter shall be an exclusive remedy except that this chapter shall not exclude the right of such stockholder to bring or maintain an appropriate proceeding to obtain relief on the ground that such corporate action will be or is illegal or fraudulent as to him.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Seacoast is a Massachusetts corporation. Massachusetts General Laws Chapter 156B, Section 67, provides that a corporation may, subject to certain limitations, indemnify its directors, officers, employees and other agents, and persons who serve at its request in any capacity with respect to any employee benefit plan, to the extent specified or authorized by the corporation’s articles of organization, a by-law adopted by the stockholders or a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors.

Section 67 also provides that a corporation may purchase and maintain insurance against liability incurred by an officer or director in his capacity as officer or director, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability. Seacoast maintains directors’ and officers’ liability insurance.

Seacoast’s articles of organization provide that directors and officers of Seacoast who are elected or appointed by the board of directors and each other person who serves at the request or direction of Seacoast as a director or officer of a subsidiary of Seacoast shall be indemnified by Seacoast against liabilities and expenses arising out of service for or on behalf of Seacoast to the extent permitted by law. Seacoast’s by-laws permit Seacoast, at the discretion of its board of directors, to indemnify other employees of Seacoast against liabilities and expenses arising out of service for or on behalf of Seacoast to the extent permitted by law.

Seacoast’s articles also provide that no indemnification will be provided to any indemnified person with respect to a matter as to which he or she shall have been adjudicated not to have acted in good faith in the reasonable belief that his or her action was in the best interests of Seacoast. If an action or proceeding is compromised or settled so as to impose liability upon an indemnified person, no indemnification will be provided if Seacoast has obtained an opinion of counsel that the indemnified person did not act in good faith in the reasonable belief that his or her action was in the best interests of Seacoast.

Seacoast’s articles provide that Seacoast will pay the expenses incurred by an indemnified person in advance of a final disposition of an action or proceeding upon receipt by Seacoast of an undertaking by the indemnified person to repay such payments if the indemnified person is adjudicated or determined not to be entitled to indemnification as provided in the preceding paragraph.

Seacoast’s articles provide that no amendment or repeal of the indemnification provision of its by-laws or of the relevant provisions of Chapter 156B shall affect or diminish the rights of any indemnified person to indemnification with respect to any action or proceeding arising out of or relating to any actions occurring prior to the final adoption of the amendment or repeal.

Massachusetts General Laws Chapter 156B, Section 13, enables a corporation in its original articles of organization or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Sections 61 or 62 of Chapter 156B (providing for liability of directors for authorizing illegal distributions and for making loans to directors, officers and certain stockholders) or (4) for any transaction from which a director derived an improper personal benefit. Seacoast has adopted this provision in Section 6.5.3 of its articles.

Seacoast’s articles of organization provide that no amendment or repeal of the provision limiting the liability of directors shall adversely affect the rights and protections afforded to directors of Seacoast for acts or omissions occurring prior to the amendment or repeal. The articles also provide that if the Massachusetts

Business Corporation Law is subsequently amended to further eliminate or limit the personal liability of directors, or to authorize corporate action to further eliminate or limit such liability, then the liability of the directors of Seacoast shall be eliminated or limited to the fullest extent permitted by the Massachusetts Business Corporation Law as so amended.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or officers of Seacoast, as described above, the Securities and Exchange Commission has advised that such indemnification is against public policy as described in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

(a)	List of Exhibits:

EXHIBIT INDEX

Exhibit No.		Exhibit	Location
2	(a)	Agreement and Plan of Merger, dated as of October 20, 2003, by and between Seacoast Financial Services Corporation, Coast Merger Sub Corporation and Abington Bancorp Inc.	(1)

2	(b)	Form of Voting Agreement.	(1)

3	(a)	Restated Articles of Organization of Seacoast.	(2)

3	(b)	By-laws of Seacoast.	(2)

4		Specimen Common Stock certificate.	(3)

5		Opinion of Goodwin Procter LLP regarding legality of securities being registered.	(5)

8		Opinion of Goodwin Procter LLP regarding certain federal income tax consequences.	(5)

10	(a)	Employment Agreement dated as of October 20, 2003 by and among Seacoast Financial Services Corporation, Compass Bank for Savings and James P. McDonough.	(5)

10	(b)	First Amendment dated as of December 4, 2003 to Employment Agreement dated as of October 20, 2003 by and among Seacoast Financial Services Corporation, Compass Bank for Savings and James P. McDonough.	(5)

10	(c)	Change of Control Agreement dated as of October 20, 2003 by and among Seacoast Financial Services Corporation, Compass Bank for Savings and James P. McDonough.	(5)

10	(d)	Amendment Agreement dated as of October 20, 2003 by and among Seacoast Financial Services Corporation, Abington Bancorp, Inc., Abington Savings Bank and James P. McDonough.	(5)

10	(e)	Amendment Agreement dated as of October 20, 2003 by and among Seacoast Financial Services Corporation, Abington Bancorp, Inc., Abington Savings Bank and Kevin M. Tierney.	(5)

10	(f)	Form of First Amendment to Employment Agreement by and among Seacoast Financial Services Corporation, Compass Bank for Savings and each of Carolyn A. Burnham, John D. Kelleher, Francis S. Mascianica, Jr. and Arthur W. Short.	(5)

10	(g)	First Amendment dated as of December 4, 2003 to Employment Agreement dated as of November 20, 1998 by and among Seacoast Financial Services Corporation, Compass Bank for Savings and Kevin G. Champagne.	(5)

10	(h)	Form of Executive Salary Continuation Agreements as Amended and Restated made and entered into by and between Compass Bank for Savings and each of Kevin G. Champagne, John D. Kelleher, Francis S. Mascianica, Jr. and Arthur W. Short.	(5)

Exhibit No.		Exhibit	Location
10	(i)	Executive Salary Continuation Agreement dated as of December 4, 2003 by and between Compass Bank for Savings and Carolyn A. Burnham.	(5)

10	(j)	Compass Bank for Savings Executive Savings Plan as Amended and Restated as of December 1, 2003.	(5)

10	(k)	Seacoast Financial Services Corporation ESOP Restoration Plan as of December 4, 2003.	(5)

10	(l)	Seacoast Financial Services Corporation Merger Severance Benefit Plan as of December 4, 2003.	(5)

21		Subsidiaries of Seacoast Financial Services Corporation.	(4)

23	(a)	Consent of Goodwin Procter LLP (contained in the opinions included as Exhibits 5 and 8).	(5)

23	(b)	Consent of PricewaterhouseCoopers LLP, Independent Accountants.	(4)

23	(c)	Consent of KPMG LLP, Independent Accountants.	(4)

23	(d)	Pursuant to Rule 437a of the Securities Act of 1933, the consent of Arthur Andersen LLP is not included because Abington Bancorp, Inc. is unable to obtain such consent.

23	(e)	Pursuant to Rule 437a of the Securities Act of 1933, the consent of Arthur Andersen LLP is not included because the Registrant is unable to obtain such consent.

23	(f)	Consent of McConnell, Budd & Romano, Inc.	(4)

23	(g)	Consent of Ernst & Young LLP, Independent Accountants	(4)

24	(a)	Power of Attorney (included in the signature page of this registration statement).	(5)

99	(a)	Form of Proxy Card for the Abington Bancorp, Inc. special meeting of stockholders.	(4)

99	(b)	Consent of James P. McDonough, a prospective nominee for director.	(5)

(1)	Exhibit is attached as an Annex to the proxy statement/prospectus included herein.
(2)	Exhibit is incorporated by reference to Seacoast’s Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on November 18, 1998.
(3)	Exhibit is incorporated by reference to Seacoast’s Registration Statement on Form S-1 (333-52889), filed with the Securities and Exchange Commission under Seacoast’s former name, “The 1855 Bancorp,” on August 14, 1998.
(4)	Filed herewith.
(5)	Previously filed.

(b) The financial statement schedules for Abington are included on page F-1 of this proxy statement/prospectus within this registration statement and the financial statement schedules for Seacoast are incorporated herein by reference to Seacoast’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

(c) The fairness opinion of McConnell, Budd & Romano, Inc. is included as Annex C to the proxy statement/prospectus which is a part of this registration statement.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Bedford, The Commonwealth of Massachusetts, on this 13th day of February, 2004.

SEACOAST FINANCIAL SERVICES CORPORATION

By:	/S/ KEVIN G. CHAMPAGNE
Kevin G. Champagne President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.

/S/ KEVIN G. CHAMPAGNE Kevin G. Champagne President, Chief Executive Officer and Director (Principal Executive Officer)	Date: February 13, 2004

* Francis S. Mascianica, Jr. Chief Financial Officer and Treasurer (Principal Accounting and Financial Officer)	Date: February 13, 2004

* Howard C. Dyer, Jr. Director	Date: February 13, 2004

* Mary F. Hebditch Director	Date: February 13, 2004

* Thornton P. Klaren, Jr. Director	Date: February 13, 2004

* J. Louis LeBlanc Director	Date: February 13, 2004

* Frederic D. Legate Director	Date: February 13, 2004

* Reale J. Lemieux Director	Date: February 13, 2004

* John F. Murphy Director	Date: February 13, 2004

* Philip W. Read Director	Date: February 13, 2004

* Denise M. Renaghan Director	Date: February 13, 2004

* Carl Ribeiro Director	Date: February 13, 2004

* Joseph H. Silverstein Director	Date: February 13, 2004

* Gerald H. Silvia Director	Date: February 13, 2004

*By:	/s/ KEVIN G. CHAMPAGNE

Kevin G. Champagne Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.		Exhibit	Location
2	(a)	Agreement and Plan of Merger, dated as of October 20, 2003, by and between Seacoast Financial Services Corporation, Coast Merger Sub Corporation and Abington Bancorp Inc.	(1)

2	(b)	Form of Voting Agreement.	(1)

3	(a)	Restated Articles of Organization of Seacoast.	(2)

3	(b)	By-laws of Seacoast.	(2)

4		Specimen Common Stock certificate.	(3)

5		Opinion of Goodwin Procter LLP regarding legality of securities being registered.	(5)

8		Opinion of Goodwin Procter LLP regarding certain federal income tax consequences.	(5)

10	(a)	Employment Agreement dated as of October 20, 2003 by and among Seacoast Financial Services Corporation, Compass Bank for Savings and James P. McDonough.	(5)

10	(b)	First Amendment dated as of December 4, 2003 to Employment Agreement dated as of October 20, 2003 by and among Seacoast Financial Services Corporation, Compass Bank for Savings and James P. McDonough.	(5)

10	(c)	Change of Control Agreement dated as of October 20, 2003 by and among Seacoast Financial Services Corporation, Compass Bank for Savings and James P. McDonough.	(5)

10	(d)	Amendment Agreement dated as of October 20, 2003 by and among Seacoast Financial Services Corporation, Abington Bancorp, Inc., Abington Savings Bank and James P. McDonough.	(5)

10	(e)	Amendment Agreement dated as of October 20, 2003 by and among Seacoast Financial Services Corporation, Abington Bancorp, Inc., Abington Savings Bank and Kevin M. Tierney.	(5)

10	(f)	Form of First Amendment to Employment Agreement by and among Seacoast Financial Services Corporation, Compass Bank for Savings and each of Carolyn A. Burnham, John D. Kelleher, Francis S. Mascianica, Jr. and Arthur W. Short.	(5)

10	(g)	First Amendment dated as of December 4, 2003 to Employment Agreement dated as of November 20, 1998 by and among Seacoast Financial Services Corporation, Compass Bank for Savings and Kevin G. Champagne.	(5)

10	(h)	Form of Executive Salary Continuation Agreements as Amended and Restated made and entered into by and between Compass Bank for Savings and each of Kevin G. Champagne, John D. Kelleher, Francis S. Mascianica, Jr. and Arthur W. Short.	(5)

10	(i)	Executive Salary Continuation Agreement dated as of December 4, 2003 by and between Compass Bank for Savings and Carolyn A. Burnham.	(5)

10	(j)	Compass Bank for Savings Executive Savings Plan as Amended and Restated as of December 1, 2003.	(5)

10	(k)	Seacoast Financial Services Corporation ESOP Restoration Plan as of December 4, 2003.	(5)

10	(l)	Seacoast Financial Services Corporation Merger Severance Benefit Plan as of December 4, 2003.	(5)

Exhibit No.		Exhibit	Location

21		Subsidiaries of Seacoast Financial Services Corporation.	(4)

23	(a)	Consent of Goodwin Procter LLP (contained in the opinions included as Exhibits 5 and 8).	(5)

23	(b)	Consent of PricewaterhouseCoopers LLP, Independent Accountants.	(4)

23	(c)	Consent of KPMG LLP, Independent Accountants.	(4)

23	(d)	Pursuant to Rule 437a of the Securities Act of 1933, the consent of Arthur Andersen LLP is not included because Abington Bancorp, Inc. is unable to obtain such consent.

23	(e)	Pursuant to Rule 437a of the Securities Act of 1933, the consent of Arthur Andersen LLP is not included because the Registrant is unable to obtain such consent.

23	(f)	Consent of McConnell, Budd & Romano, Inc.	(4)

23	(g)	Consent of Ernst & Young LLP, Independent Accountants	(4)

24	(a)	Power of Attorney (included in the signature page of this registration statement).	(5)

99	(a)	Form of Proxy Card for the Abington Bancorp, Inc. special meeting of stockholders.	(4)

99	(b)	Consent of James P. McDonough, a prospective nominee for director.	(5)

(1)	Exhibit is attached as an Annex to the proxy statement/prospectus included herein.
(2)	Exhibit is incorporated by reference to Seacoast’s Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on November 18, 1998.
(3)	Exhibit is incorporated by reference to Seacoast’s Registration Statement on Form S-1 (333-52889), filed with the Securities and Exchange Commission under Seacoast’s former name, “The 1855 Bancorp,” on August 14, 1998.
(4)	Filed herewith.
(5)	Previously filed.